

Cali, March 10, 2009



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Re.: Submission of Documents pursuant
Corporación Financiera ~~Colombiana S.A.'s~~
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Issuer´s legal status
   The Shareholders General Assembly approved the individual and consolidated financial statements as of December 31, 2008, with the related notes and management report.

   Please find attached a copy of the CFC Bi-Annual Reporty July - December 2008, audited by the firm Deloitte Colombia Ltda.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



Amalia Correa Young
Vicepresident



DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com


Corficolombiana

Cali, March 10, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Issuer´s legal status
   The Shareholders General Assembly approved the individual and consolidated financial statements as of December 31, 2008, with the related notes and management report.

   Please find attached a copy of the CFC Bi-Annual Reporty July - December 2008, audited by the firm Deloitte Colombia Ltda.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Corficolombiana

Nit 890.300.653-6

ASAMBLEA GENERAL DE ACCIONISTAS

JULIO – DICIEMBRE

2008

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3, 7, 8 y 14 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

JUNTA DIRECTIVA

Directores Principales	Directores Suplentes
Luis Carlos Sarmiento Gutiérrez	José Fernando Isaza Delgado
Carlos Arcesio Paz Bautista	Jorge Iván Villegas Montoya
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Alvarez	Gerardo Silva Castro
José Hernán Rincón Gómez	Alvaro de Jesús Velásquez Cock
Guillermo Fernández De Soto	Santiago Madriñán De La Torre
José Leibovich Goldenberg	Rodrigo Llorente Martínez

Revisoría Fiscal

Nelson Germán Segura

Deloitte & Touche Ltda.

PRINCIPALES EJECUTIVOS DE LA CORPORACION

AL 31 DE DICIEMBRE DE 2008

Presidente

José Elías Melo Acosta

Vicepresidente Ejecutivo

Alfonso Rodríguez Azuero

Vicepresidente Sistemas y Operaciones

Amalia Correa Young

Vicepresidente Banca Comercial

Daniel Humberto Gómez Martínez

Vicepresidente Tesorería

Oscar Javier Cantor Holguín

Vicepresidente de Inversiones

Gustavo Ramírez Galindo

Vicepresidente Banca de Inversión

Alejandro Sánchez Vaca

Vicepresidente Director Banca de Inversión

Ana Catalina Villa Doutreligne

Gerente Jurídico

Marcela Acuña Ramírez

Contralor

Luis Jairo Salinas Clavijo

Secretario General

María Esperanza Mojica Rodríguez

Corficolombiana

Nit 890.300.653-6

ORDEN DEL DIA

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3, 7, 8 y 14 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

ORDEN DEL DIA

ASAMBLEA GENERAL DE ACCIONISTAS MARZO 3 DE 2009

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Designación de la comisión para aprobación del acta de Asamblea
4. Informes de la Junta Directiva y del Presidente de la Corporación correspondientes al ejercicio julio-diciembre de 2008
5. Estados financieros individuales y consolidados con corte a 31 de diciembre de 2008
6. Dictamen del Revisor Fiscal
7. Aprobación de los informes de la administración y de los estados financieros
8. Proyecto de distribución de utilidades
9. Reforma del artículo 6º. de los estatutos sociales – Aumento del capital autorizado
10. Informe de la Junta Directiva sobre las actividades del Comité de Auditoría
11. Elección de Junta Directiva y asignación de honorarios
12. Elección del Revisor Fiscal y fijación de los honorarios y recursos para su gestión
13. Nombramiento del Defensor del Cliente y apropiaciones para su gestión
14. Informe donaciones
15. Proposiciones y varios



NIT. 890.300.653-6

INFORME DE GESTION

A diciembre 31 de 2008

INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al segundo semestre del año 2008. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

ACTIVIDAD ECONOMICA 2008

En 2008 la economía colombiana entró en un periodo de desaceleración originado por la crisis financiera mundial que inició a mediados de 2007 en Estados Unidos y se agudizó en este período. Según las cifras reveladas por el DANE, en el tercer trimestre de 2008 el crecimiento económico fue 3.12% anual, frente a 6.15% en el mismo trimestre del año anterior.

PIB por ramas de actividad económica (variación % real anual)

Rama	2007-3	acumulado 2007-3	2008-3	acumulado 2008-3
Agropecuario	1.80	3.45	1.22	3.13
Minas y canteras	0.93	1.94	10.05	7.65
Industria	7.24	10.10	-2.35	0.30
Electricidad	3.08	3.77	1.37	1.28
Construcción	-3.54	9.61	16.83	7.48
Comercio	8.28	9.18	-0.03	1.70
Transporte	11.00	10.43	3.42	5.83
Establecimientos financieros	7.68	7.19	6.45	6.29
Servicios sociales	5.84	4.63	2.57	3.09
PIB	6.18	7.43	3.12	3.80

Fuente: DANE – cálculos CFC

Los resultados del tercer trimestre de 2008 (2008-3) muestran que las ramas de actividad económica que más contribuyeron al crecimiento fueron construcción, minas y canteras, y establecimientos financieros, con crecimientos de 16.83%, 10.05% y 6.45% respectivamente. A pesar de que la Construcción fue el sector que más creció en el tercer trimestre, ésta ha presentado una desaceleración a lo largo de 2008. Durante los primeros dos trimestres, el crecimiento fue 1.24% y 4.99% en cada uno. Adicionalmente, una comparación del crecimiento acumulado al tercer trimestre entre 2007 y 2008 confirma que la Construcción presenta una desaceleración, pues su crecimiento acumulado a 2007-3 fue 9.61% mientras que en 2008-3 fue 7.48%.

El crecimiento dinámico de Minas y Canteras en 2008-3 captura el efecto del aumento en los precios de los productos básicos (i.e. petróleo, carbón y oro) que en julio de 2008 alcanzaron máximos históricos. Teniendo en cuenta la caída que se produjo en el precio de las materias primas durante el segundo semestre de 2008 se espera que el sector de minas y canteras presente una desaceleración en el último trimestre del año.

Los sectores de menor dinamismo con respecto al resultado registrado un año atrás fueron transporte, comercio e industria. Transporte creció 3.42% frente a 11% en el tercer trimestre de 2007 (2007-3) mientras la actividad real de Comercio e Industria se contrajo 0.03% y 2.35% respectivamente. Estos resultados son reflejo de que el consumo de los hogares colombianos también se está desacelerando.

Según los resultados de la Muestra de Comercio Minorista publicados por el DANE, para octubre de 2008 el comercio total minorista sin combustibles decreció 0.14%, y el total minorista sin combustibles y vehículos creció 0.81%, frente a un crecimiento de 3.94% y 3.41% respectivamente en el mismo mes de 2007. En octubre del año pasado las ventas reales de vehículos y motocicletas cayeron 4.83%. El cálculo de tendencias muestra que las ventas reales de comercio se han desacelerado desde febrero del año pasado.

Ventas Reales de Comercio Minorista – crecimiento % anual


18%
13%
8%
3%
-2%
-7%
Jan-00
Jun-00
Nov-00
Apr-01
Sep-01
Feb-02
Jul-02
Dec-02
May-03
Oct-03
Mar-04
Aug-04
Jan-05
Jun-05
Nov-05
Apr-06
Sep-06
Feb-07
Jul-07
Dec-07
May-08
Oct-08
Total Comercio Minorista sin Combustibles
Total Comercio Minorista sin Combustibles ni Vehículos

Fuente: DANE – MMCM

Así mismo, según la Muestra Mensual Manufacturera publicada por el DANE para noviembre de 2008, la producción real cayó 13.32%, agravando la contracción de meses anteriores. En septiembre la caída en la producción fue 3.47%, mientras en octubre se registró un crecimiento negativo de 7.44%. Entre enero y noviembre la producción real se redujo en 3% y las ventas reales también. El cálculo de tendencias muestra que el ciclo de negocios más reciente de la producción industrial se encuentra en la etapa de contracción.

Índice de producción real industrial – promedio móvil 12 meses


145
135
125
115
105
95
85
Dec-97
May-98
Oct-98
Mar-99
Aug-99
Jan-00
Jun-00
Nov-00
Apr-01
Sep-01
Feb-02
Jul-02
Dec-02
May-03
Oct-03
Mar-04
Aug-04
Jan-05
Jun-05
Nov-05
Apr-06
Sep-06
Feb-07
Jul-07
Dec-07
May-08
Oct-08

Fuente: DANE - MMM

Según los resultados de la Muestra Manufacturera, 12 de las 47 clases industriales presentaron variaciones positivas. Las que más contribuyeron al crecimiento fueron papel, cartón y sus productos (0.288%), producción, transformación y conservación de carne y pescado (0.209%), actividades de edición (0.18%), actividades de impresión (0.101%) y productos de cerámica no refractaria para uso no estructural (0.065%). Ahora, dentro de las clases de producción industrial que menos contribuyeron al crecimiento resaltan vehículos automotores y sus motores (-2.745%), productos de molinería y almidones (-1.589%), prendas de vestir y confecciones (-1.287%).

Muestra Mensual Manufacturera – noviembre 2008

	Clases industriales	Contribución a la variación anual producción real
▲	Papel, cartón y sus productos	0.288%
	Producción, transformación y conservación de carne y pescado	0.209%
	Actividades de edición	0.180%
	Actividades de impresión	0.101%
	Productos de cerámica no refractaria, para uso no estructural	0.065%
▼	Vehículos automotores y sus motores	-2.745%
	Productos de molinería y almidones	-1.589%
	Prendas de vestir, confecciones	-1.287%
	Sustancias químicas básicas, fibras sintéticas y artificiales	-1.215%
	Bebidas	-0.934%

De otro lado, el crecimiento económico de los principales componentes de la demanda muestra que en 2008-3 la formación bruta de capital presenta el mayor ritmo de crecimiento (12.01%). En cada uno de los primeros dos trimestres se había registrado un crecimiento de 9.11% y 9.26%. El consumo final creció 2.02%, frente a 6.92% en el mismo trimestre del año anterior. A pesar de la desaceleración económica el consumo de los hogares sigue creciendo por encima del consumo del gobierno. En 2008-3 el consumo de hogares creció 2.04% y el del gobierno 1.95%, mientras en 2007-3 el crecimiento fue 6.99% y 6.67% respectivamente.

En términos de la contribución al crecimiento del PIB, en 2008-3 la formación bruta de capital presentó la mayor contribución. Desde 2007-4 la contribución del consumo final ha perdido participación, mientras las exportaciones netas, (exportaciones menos importaciones) han venido restando puntos al crecimiento total de la economía.

Contribución al crecimiento del PIB: 2007-1 – 2008-3



Consumo final
Formación bruta de capital
Exportaciones netas
PIB
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
-5%
7.0%
5.4%
5.8%
5.0%
3.1%
1.9%
1.7%
4.0%
1.7%
3.2%
2.5%
2.8%
3.4%
2007-1
2007-2
2007-3
2007-4
2008-1
2008-2
2008-3

Fuente: DANE

En el frente comercial, según las cifras disponibles para el tercer trimestre de 2008 las importaciones crecieron 6.97% en términos anuales mientras que las exportaciones 1.41%. Por el lado de los resultados de sector externo disponibles a octubre de 2008, Colombia registra un superávit comercial de 1.192,4 millones de dólares (periodo enero-octubre). Este superávit responde al crecimiento acumulado, (periodo enero y octubre), en el valor de las exportaciones de petróleo y sus derivados de (97%). Según los datos del DANE en octubre de 2008 las exportaciones totales crecieron 20.7% anual, mientras las importaciones crecieron 16.9%. Sin embargo, para los meses restantes de 2008 las exportaciones no van a registrar tan buen comportamiento, pues la caída en el precio internacional del petróleo más la disminución en la demanda mundial hará que el crecimiento en el valor de las exportaciones disminuya a lo largo de 2009.

Balanza Comercial



3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
millones de dólares
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008 (oct)

Fuente: DANE

La inflación cerró el año por encima de la meta establecida por el Banco de la República. La presencia de presiones inflacionarias por exceso de demanda, que se dieron desde el primer semestre de 2006, se agravaron en el primer semestre de 2008 por el aumento en el precio de las materias primas a nivel internacional. A pesar del esfuerzo del Banco de la República las presiones inflacionarias originadas en el precio de alimentos y combustibles no pudieron ser contenidas. Así, la inflación total en 2008 fue 7.67% mientras que la inflación sin alimentos se ubicó en 5.11%. A pesar de la caída en el precio internacional del petróleo a partir de septiembre del año pasado, el efecto no se transmitió en el precio de los bienes de la canasta básica. Adicionalmente, la disminución en el precio de materias primas se compensó con el aumento en la tasa de cambio. Así mismo, la prolongación del invierno restringió la oferta de tubérculos y legumbres mientras el precio de transporte aumentó por causa de los derrumbes en las principales carreteras del país.

Índice de Precios al Consumidor – total y sin alimentos



11%
10%
9%
8%
7%
6%
5%
4%
3%
Variación anual (%)
Total
7.67%
Sin alimentos
5.11%
Feb-00
Jul-00
Dec-00
May-01
Oct-01
Mar-02
Aug-02
Jan-03
Jun-03
Nov-03
Apr-04
Sep-04
Feb-05
Jul-05
Dec-05
May-06
Oct-06
Mar-07
Aug-07
Jan-08
Jun-08
Nov-08

Fuente: DANE

Por grupos, el precio de los bienes transables aumentó 2.27% anual, superior a la inflación de bienes transables registrada en 2007 (2.28%) Por otro lado, la inflación de los bienes no transables ascendió a 5.25%, también superior a la observada en 2007 (5.19%).

No obstante, el Banco de la República cambió su postura de política monetaria contractiva debido a la reducción en las expectativas de inflación: recortó la tasa de interés de intervención en 50 pbs en su última reunión después de haber hecho un incremento acumulado de 400 pbs desde mayo de 2006. Al 20 de enero la tasa de interés se ubica en 9.50%.

En 2009 las presiones inflacionarias por exceso de demanda se seguirán disipando en la medida que la economía continúe en la senda de desaceleración. Según la encuesta de expectativas del Banco de la República el mercado espera que la inflación anual en 2009 se ubique en 5.28%, por lo tanto también se espera que el Banco de la República continúe en su postura de política monetaria expansiva.

En lo corrido de 2008 la DTF aumentó 132 puntos básicos, ubicándose en 10.33%, sin embargo este aumento no responde totalmente al movimiento en la tasa de intervención. En el periodo comprendido entre mayo de 2006 y diciembre de 2008

la diferencia promedio entre la DTF y la tasa de interés de intervención era de -44 pbs, frente a un promedio histórico de 70 pbs, desde enero de 2000.

Tasas de interés nominales



DTF (e.a)
Tasa BR
15%
13%
11%
9%
7%
5%
ene-00
jul-00
ene-01
jul-01
ene-02
jul-02
ene-03
jul-03
ene-04
jul-04
ene-05
jul-05
ene-06
jul-06
ene-07
jul-07
ene-08
jul-08
ene-09

Fuente: Banco de la República

La baja reacción de las tasas de interés (p.e la DTF) a los movimientos de la tasa de interés de intervención parece estar explicada por una ruptura parcial del canal de transmisión de la política monetaria en Colombia. Algunos estudios sostienen que como consecuencia de la mayor proporción de inversiones en títulos de renta fija que tenían los establecimientos de crédito a mediados de esta década, los incrementos en la tasa de interés de intervención, al igual que las mayores presiones inflacionarias, no se vieron reflejados sobre las tasas de interés activas. El contexto negativo de tasas de interés motivó a las instituciones financieras a liquidar sus inversiones en títulos de renta fija en vez de presionar al alza las tasas de interés para solucionar sus necesidades de recursos. Este comportamiento en el balance de las entidades financieras terminó presionando al alza las tasas de negociación de los títulos de deuda pública, a la vez que impidió que se generaran fuertes presiones al alza en las tasas de interés pasivas.

El crecimiento de la cartera presentó una desaceleración durante 2008, debido fundamentalmente al mayor deterioro de la calidad de la cartera en algunos segmentos y a la incertidumbre en torno a la crisis internacional.

Según las cifras disponibles a noviembre de 2008 el saldo de la cartera total del Sector Financiero creció 18.4% anual frente a 26.5% anual en noviembre de 2007. La cartera que muestra una mayor desaceleración es la de consumo, en noviembre creció 13.4% anual frente a 34.9% del año anterior. El microcrédito en cambio muestra un comportamiento dinámico, creció 42.3% anual en noviembre de 2008 mientras un año atrás lo había hecho 18.1%, cifra afectada por cambios en los criterios de clasificación.

Saldo de Cartera del SF – millones de pesos

Tipo de cartera	Nov-07		Nov-08	
	Rubro	(%) anual	Rubro	(%) anual
Total	107,111,334	26.5%	126,835,576	18.4%
Comercial	67,000,439	24.7%	82,019,008	22.4%
Consumo	33,948,524	34.9%	38,502,377	13.4%
Microcrédito	1,953,688	18.1%	2,780,907	42.3%
Vivienda	8,889,791	15.9%	9,944,110	11.9%

Fuente: Superfinanciera

En cuanto al mercado laboral, desde la crisis de finales de los noventa a hoy la tasa de desempleo, a nivel nacional, llegó al mínimo de 9,4% en noviembre de 2007. Desde entonces hasta la última cifra publicada por el DANE, el desempleo en Colombia ha aumentado. Esta tasa es la relación entre la población desocupada y la población económicamente activa (PEA), es decir las personas en edad de trabajar que se encuentran empleados o, activamente buscando empleo en caso de estar sin trabajo. Por lo tanto, el nivel de desempleo puede aumentar por un incremento en el número de trabajadores desocupados o por la disminución de la población económicamente activa.

Según el último resultado, en noviembre de 2008 la tasa de desempleo se encuentra en 10.80%. Este resultado, 140 pbs superior al registrado un año atrás se debe a un aumento de 12.62% en la población desocupada y una disminución de 1.92% en la PEA. Es decir, en un año 235 mil personas perdieron su empleo.



Tasa de Desempleo Total Nacional
cambio % PEA (eje der.)
cambio % desocupados (eje der.)
tasa desempleo (eje izq.)
16%
15%
14%
13%
12%
11%
10%
9%
8%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08

Fuente: DANE – ECH

Mercados Locales

En 2008 el comportamiento de los mercados locales presentó una alta sensibilidad al comportamiento de los mercados financieros a nivel mundial. La profundización de la crisis económica internacional y la recesión de las principales economías desarrolladas generaron incertidumbre y volatilidad. Como consecuencia los mercados accionario y cambiario reflejaron el cambio en el apetito de riesgo de los inversionistas por activos de economías emergentes, y presentaron variaciones negativas. En todo caso, este comportamiento fue menos grave que en mercados más expuestos a los movimientos de capitales, en razón a las medidas restrictivas impuestas desde hacía varios meses por la Junta Directiva del Banco de la República.

El mercado de renta fija, en cambio, presentó una variación positiva a lo largo del año. La deuda corporativa se valorizó 16%, frente a 6.9% en 2007 (IDC Corficolombiana), y la deuda pública (IDP Corficolombiana) se valorizó 14.2%, (en 2007 lo hizo 1,1%). El mercado de renta variable fue el que más se vio afectado por la crisis financiera internacional. En 2008 el IGBC presentó una desvalorización de 29.3%, superior a la caída presentada en 2007 (-4.2%).

Comportamiento de Mercado Locales – ene 2006 =100



IGBC
TRM
IDC
IDP
130
120
110
100
90
80
70
125
115
105
95
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09

Fuente: BVC, Superintendencia Financiera y Corficolombiana

El peso colombiano continuó, hasta fines del tercer trimestre de 2008, con el proceso de revaluación que se venía presentando desde junio de 2006. Posteriormente, la salida de capitales de portafolio condujo al peso hacia un proceso de devaluación. La tasa de cambio cerró el año en 2243.59 pesos, presentando una devaluación de 11.4%. Durante el año el comportamiento de la tasa de cambio estuvo caracterizado por una alta volatilidad. Se registró una promedio en la volatilidad diaria de 30 pesos.

Volatilidad diaria de la cotización del dólar



Max - Min (COP)
120
100
80
60
40
20
0
02-Jan
16-Jan
30-Jan
13-Feb
27-Feb
12-Mar
26-Mar
09-Apr
23-Apr
07-May
21-May
04-Jun
18-Jun
02-Jul
16-Jul
30-Jul
13-Aug
27-Aug
10-Sep
24-Sep
08-Oct
22-Oct
05-Nov
19-Nov
03-Dec
17-Dec

Fuente: Cálculos Corficolombiana con base en datos de Bloomberg

Sector financiero

Las cifras de crecimiento disponibles a 2008-3 muestran que a pesar de la crisis financiera internacional el sistema financiero muestra un comportamiento positivo

aunque los indicadores de cartera muestran señales de deterioro. En el tercer trimestre de 2008 los establecimientos financieros crecieron 6.45% anual, frente a 7.68% del año anterior.

Los resultados reportados por la Superintendencia Financiera con cierre de noviembre 2008 son evidencia de que 2008 fue un buen año para el sistema financiero, las utilidades de ejercicio crecieron 21.69% real anual, mientras el crecimiento real reportado en noviembre de 2007 fue 10.94% anual. En términos nominales las utilidades de noviembre 2008 fueron 884 mil millones de pesos superiores frente a las de noviembre de 2007. Los indicadores de rentabilidad de sistema no han presentado cambios significativos, en noviembre el ROA y ROE para todo el sistema se ubicó en 2.33% y 19.68%, respectivamente, mientras en el mismo mes de 2007 cada uno fue 2.36% y 20.12%.

En 2009 la evolución de la calidad de la cartera representará un riesgo para el sistema financiero. En el último año el indicador de calidad de la cartera ha pasado de 3.43% a 4.42%. Así mismo el cubrimiento de la cartera también ha disminuido, entre noviembre de 2007 y 2008 pasó de 119,69% a 107.5%. Una reducción en el ingreso disponible de los hogares debido a la disminución de la actividad económica hará que estos indicadores presenten un deterioro adicional en 2009.

Calidad y cubrimiento de cartera


180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
cubrimiento (eje izq.)
calidad (eje der.)
Apr-95
Jan-96
Oct-96
Jul-97
Apr-98
Jan-99
Oct-99
Jul-00
Apr-01
Jan-02
Oct-02
Jul-03
Apr-04
Jan-05
Oct-05
Jul-06
Apr-07
Jan-08
Oct-08

Fuente: Superfinanciera (Total sistema financiero sin IOE sin cooperativas)

Por el lado de la composición del activo, durante el segundo semestre de 2008 la participación de la cartera se mantuvo constante. La participación de las inversiones cayó a lo largo del año, en noviembre de 2007 éstas representaban el 18.3% del activo, mientras en noviembre de 2008 eran el 16.6%. En 2009 esta participación volverá a aumentar en la medida que las tasas de títulos de deuda pública sigan disminuyendo y las entidades financieras incrementen su posición en estos títulos. Así mismo se espera una reducción en la participación de la cartera por la disminución en la colocación de créditos especialmente de consumo.

Participación del activo de los establecimientos financieros


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Otros activos
Cartera
Inversiones
Dec-00
Apr-01
Aug-01
Dec-01
Apr-02
Aug-02
Dec-02
Apr-03
Aug-03
Dec-03
Apr-04
Aug-04
Dec-04
Apr-05
Aug-05
Dec-05
Apr-06
Aug-06
Dec-06
Apr-07
Aug-07
Dec-07
Apr-08
Aug-08

Fuente: Superfinanciera

Perspectiva 2009

El crecimiento económico del país en 2009 estará caracterizado por una disminución de la demanda interna y la reducción en el flujo de comercio exterior. Teniendo en cuenta el resultado al tercer trimestre de 2008, en Corficolombiana se estima un crecimiento real anual de 3.9% en 2008 y 3.4% en 2009. La desaceleración en el consumo, que en 2008 se dio por el aumento en tasas de interés y la disminución del crédito, se va a ver agravada en 2009 por el deterioro en el mercado laboral. Para 2009 estimamos un crecimiento anual en el consumo de los hogares de 2.1%.

El crecimiento de las exportaciones se verá afectado por la caída en el precio de materias primas y las exportaciones hacia Estados Unidos y Venezuela. Los resultados de comercio exterior a octubre de 2008 muestran deterioros en el comercio hacia Venezuela pero no hacia Estado Unidos. El valor de las exportaciones a Venezuela aumentó 12.5% anual, frente a 80% en octubre de 2007. Así mismo, las exportaciones en toneladas crecieron 5.5% anual en octubre de 2008 frente a un crecimiento de 33.6% en octubre de 2007. Por otro lado, las exportaciones a Estados Unidos aumentaron 9.5%, un año atrás este crecimiento fue 1.1%. Las exportaciones por toneladas también mostraron un mejor comportamiento en octubre de 2008, crecieron 31.9% frente a 0% del año anterior. A pesar del la disminución en el crecimiento de las exportaciones en 2009, una reducción en el nivel de las importaciones (por una menor demanda interna) hará que las exportaciones netas resten menos puntos al crecimiento del PIB.

Proyecciones de PIB según demanda


Exportaciones totales
3.9%
9.9%
11.9%
Formación bruta de capital
3.4%
8.5%
20.6%
Consumo final
2.4%
2.7%
6.5%
Importaciones totales
0.9%
8.3%
19.0%
PIB
3.4%
3.9%
7.7%
2007
2008
2009
0%
5%
10%
15%
20%
25%

Fuente: Proyecciones Corficolombiana

Por el lado de la oferta de acuerdo con nuestras estimaciones, se espera que los sectores como establecimientos financieros, agricultura, explotación de minas y transporte sean los que presenten las mayores tasas de crecimiento en 2009. Los sectores que tendrán los menores crecimientos serán industria, electricidad y construcción.

Crecimiento del PIB - oferta


Servicios sociales
3.4%
3.7%
Establecimientos Financieros
6.2%
6.6%
Transporte
5.4%
5.8%
Comercio
2.6%
2.9%
-0.5%
Construcción
0.0%
Electricidad
1.8%
2.2%
Industria
2.0%
2.4%
Minas y canteras
4.8%
5.1%
Agropecuario
3.9%
4.3%
2009
2008
-2.0%
0.0%
2.0%
4.0%
6.0%
8.0%

Fuente: Proyecciones Corficolombiana

PRINCIPALES CIFRAS DE LA CORPORACIÓN

Balance General

A cierre del año 2008 la Corporación registró un total de activos de $3.430.914 millones, mayor en 0.91% al cierre del año anterior. En el activo el rubro más importante es el total de inversiones que registraron un saldo de $2.706.713 millones y representan el 79% del total del activo.

El total de pasivos a diciembre de 2008 fue de $1.477.814 millones donde los renglones más destacados son los depósitos en cdt´s y cuentas de ahorro que registraron un valor de $1.007.758 millones, y las operaciones de interbancarios y repos cuyo saldo fue de $350.644 millones.

El patrimonio de la Corporación a diciembre de 2008 fue de $1.953.101 millones, superior en 8.92% al valor registrado a cierre del año 2007. Con este nivel patrimonial Corficolombiana se ubica en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

La relación de solvencia a cierre del segundo semestre de 2008 fue de 51.89%.

Pérdidas y Ganancias

La Corporación registró a cierre del año 2008 una utilidad neta de $224.778 millones de los cuales $ 127.466 millones fueron registrados en el segundo semestre y $97.312 millones corresponden al primer semestre. El rubro más importante dentro del estado de resultados de la Corporación es el de los dividendos recibidos de las empresas en las cuales se tiene participación, también se destacó la gestión de la Tesorería que generó ingresos importantes para la Corporación y hay que mencionar el hecho de que la participación de los ingresos extraordinarios (provenientes de BRP y normalización de activos) dentro del P y G es cada vez menor, lo que refleja la estabilidad de los ingresos operacionales y el fortalecimiento de las unidades de negocio de la Corporación.

FECHA	UTILIDAD NETA
Jun-06	114,547
Dic-06	558,278
Jun-07	105,263
Dic-07	100,399
Jun-08	97,312
Dic-08	127,466

Cifras en millones de Pesos

En el periodo julio-diciembre de 2008 el resultado operacional neto registró un valor de $118.459 millones, y en el año este valor ascendió a $180.285 millones.

FECHA	RESULTADO OPRACIONAL NETO
Jun-06	107,382
Dic-06	548,275
Jun-07	76,397
Dic-07	54,429
Jun-08	61,826
Dic-08	118,459

Cifras en millones de Pesos

Estos resultados son reflejo, en primer lugar, de un portafolio de inversiones sano, diversificado y estable en la generación de rendimientos. De hecho, por el negocio de inversiones de capital se recibieron durante el segundo semestre dividendos por $112.725 millones, que sumados a los $93.593 millones recibidos en el primer semestre representa un total de dividendos al año de $206.318 millones, este valor supera en más del 50% los dividendos recibidos en el año 2007. Adicionalmente el rubro de utilidad en venta de acciones registró un ingreso al año de $23.373 millones, donde se refleja la operación de la venta de la participación en Lloreda S.A..

En segundo término, la gestión de los negocios de la Corporación como entidad de intermediación señala una excelente recuperación y generación de valor al resultado final de la entidad. En efecto, el negocio de tesorería, que incluye valoración de portafolio, trading y mercado de divisas, generó en el segundo semestre del año 2008 un total de ingresos brutos de $81.087 millones, superior a los $62.493 millones registrados en el primer semestre y que dan como resultado un año con ingresos brutos de $143.580 millones. Este valor es más del 50% mayor al resultado generado por el negocio de Tesorería en el año 2007.

El negocio de banca de inversión participó en el resultado operacional neto del segundo semestre con ingresos por $1.767 millones, más las comisiones del primer semestre de $2.292 millones, significa un ingreso total al año de $4.059 millones.

El negocio de banca privada generó comisiones por $4.253 millones en el año 2008 de los cuales $2.734 millones se dieron en el primer semestre y $1.520 millones en el segundo.

En la cesión de Activos y Pasivos realizada en el año 2006 la Corporación adquirió los derechos sobre un Patrimonio Autónomo compuesto por cartera calificada en E y un cliente específico en D. De acuerdo al contrato las recuperaciones o ingresos recibidos en exceso del valor nominal del patrimonio, descontados del costo de fondeo y la administración dicho patrimonio serían para Corficolombiana, este rubro representó para la Corporación en el año 2008 un ingreso de $25.330 millones, de los cuales $15.700 millones corresponden a la venta de unos pagarés y los $9.630 millones restantes provienen de los pagos normales de los acuerdos.

ACTIVIDAD COMERCIAL

Mercadeo

Canales Electrónicos

Se consolidó la utilización por parte de nuestros clientes del canal de Internet Móvil a través del Portal Monitor Móvil, el cual hoy tiene registrados más de 900 usuarios diferentes al mes, este canal suministra información en tiempo real de los mercados financieros, cambiarios y accionarios. De igual manera el portal de internet 2.0 de la Corporación y las Filiales Financieras se encuentra en pruebas finales, con este servicio proporcionaremos a nuestros clientes y usuarios una mayor facilidad en el acceso de información como también una mayor fuente de recursos para análisis financieros a través de herramientas gráficas e interactivas.

En relación con el canal transaccional, se desarrollo el modulo de servicio para claves de acceso y control de pagos con el fin de brindar una mayor seguridad a nuestros clientes, igualmente se avanzó en el desarrollo del servicio PSE, el cual agiliza los pagos de las obligaciones de los clientes de nuestra filial Leasing corficolombiana a través del canal ACH.

Al finalizar el año 2008, se dio inicio al proyecto de actualización tecnológica del canal de transacciones electrónicas en conjunto con ATH, para estructurar un nuevo servicio que nos permita brindar mayor seguridad, agilidad y nuevas opciones a nuestros clientes; este proyecto tiene una primera fase de definición y alcance que deberá ser terminada en el mes de Marzo. Se estima concluir con su desarrollo implementación y entrada en funcionamiento al finalizar el año.

Productos

Durante el segundo semestre del año 2008 se adelantó con la Fiduciaria Corficolombiana el desarrollo de tres carteras colectivas, para ampliar la oferta de valor al mercado en cada uno de los segmentos y optimizar la rentabilidad del negocio. Igualmente se realizó el seguimiento a los productos de Manejo de Liquidez, Fondo de Hidrocarburos, FICH II y APT. Para el primer semestre del 2009 se pondrá en funcionamiento un modelo de seguimiento comercial para enfocar y dinamizar la labor de la fuerza de ventas de esta filial.

Para nuestra filial Leasing Corficolombiana, se lanzó el producto de Leasing inmobiliario y se continuó el desarrollo de los productos de Leasing de Obra y Leasing Operativo (Tecnoleasing) conforme la estrategia, estos dos productos deben ser implementados durante el primer trimestre de 2009, así mismo se viene trabajando en un modelo de oferta de valor para el mercado de acuerdo con el modelo de negocio.

Mercadeo Relacional

Durante el segundo semestre se entregó en producción y se capacitó a la fuerzas comerciales de la corporación y de las filiales financieras en el uso del aplicativo de Gestión y Seguimiento de Visitas, el cual permite a las unidades de Banca Privada, Casa de Bolsa, Leasing y Fiduciaria, realizar un seguimiento adecuado y eficiente de su labor comercial. Actualmente éste Aplicativo de Gestión administra más de 90 usuarios.

El primero de Julio de 2008 se colocó en producción el nuevo servicio de Call Center para Corporación y Filiales, con el cual se apoya todas las campañas de mercadeo relacional y de negocio. Las principales campañas desarrolladas del 2008 fueron: actualización datos de clientes, confirmación de eventos y campaña de navidad; igualmente el Call Center brindo apoyo a las fuerzas comerciales de Banca Privada y Casa de Bolsa en cuanto al soporte de información de saldos, pago de dividendos, vencimientos, reporte de comisiones y extractos entre otros.

Publicidad y Comunicaciones

Durante el año 2008 se trabajo en el posicionamiento de la Corporación y Filiales, en tres vías: la primera a través de la presencia en 20 foros propios para clientes principalmente en los temas de coyuntura económica, tributaria y de productos, la segunda como patrocinadores de 40 foros de terceros con participación a través de material promocional y la tercera a través de publicidad en medios especializados principalmente revistas. Igualmente se diseño, elaboró y distribuyó material

promocional dentro del programa de fidelización de clientes de la Corporación y Filiales.

Investigación de Mercados

Se desarrollo la investigación y Encuesta de Satisfacción de clientes de la Fiduciaria, para poder establecer las estrategias necesarias para un mejor servicio al cliente y una comparación de la competencia.

Banca Privada

Durante el periodo julio-diciembre de 2008 la unidad de banca privada administró recursos para la corporación y para sus filiales financieras en un volumen promedio de $648.000 millones con un crecimiento frente al primer semestre del año de $28.000 millones, equivalente a un 4.3%.

Los certificados de depósito captados para la Corporación presentaron un crecimiento semestral de 6.1% con un saldo al cierre de dic 31 de $277.000 millones. El trabajo realizado en desconcentración de depósitos y vinculación de nuevos clientes, permitió tener una tasa promedio de captación inferior en 20 puntos básicos al promedio de la tasa de referencia DTF y 102 puntos básicos al costo de los recursos de Cdt´s provenientes del mercado institucional. Dado el comportamiento de las tasas de interés, se prefirió mantener el monto de los recursos captados y el margen de la operación, antes que el crecimiento dada la incertidumbre existente por el lado de la rentabilidad de los activos financieros.

El segundo semestre del año fue especialmente productivo en las operaciones realizadas para nuestra filial Casa de Bolsa Corficolombiana, las comisiones generadas por una valor de $604 millones, superaron en 32% el valor generado durante el primer semestre el año. En el acumulado anual, la producción llegó a $1.061 millones, superior en 9.3% a lo ejecutado en el año 2007, resultado sobresaliente dadas las difíciles condiciones del mercado bursátil durante el año y donde no se presentaron emisiones de acciones y de bonos que fueron el gran soporte del crecimiento en el año 2007.

Los recursos canalizados a las carteras colectivas de Fiduciaria Corficolombiana presentaron un buen dinamismo, con un crecimiento semestral de 8%. El Fondo Multiplicar continuó captando la atención de los clientes, dadas las buenas condiciones de rentabilidad, seguridad y liquidez que ofreció a lo largo del semestre.

El volumen de depósitos en CDT conseguido para nuestra filial Leasing Corficolombiana, se mantuvo en un promedio de $230.000 millones, este resultado va en línea con la decisión de la compañía de mantener gran prudencia en el crecimiento de sus operaciones ante la fuerte desaceleración de la actividad económica en el segundo semestre.

Con el propósito de obtener un crecimiento acelerado en los recursos administrados por la unidad para el año 2009, que contribuyan a la reducción del costo de fondos e incrementen la participación de la Banca Privada en los depósitos totales de la Corporación y de sus Filiales Financieras, se realizó una revisión de los procesos operativos y comerciales y adicionalmente se incorporaron herramientas tecnológicas que permiten brindar un servicio confiable, seguro y ágil a nuestros clientes y a su vez facilitan al equipo de asesores comerciales mantener una relación más cercana con nuestros clientes que garantice el entendimiento de sus necesidades

de inversión.

Los cambios resultantes de las acciones mencionadas ya se implementaron el la ciudad de Bogotá y se incorporaran en las demás regionales durante el primer semestre del año 2009. Estas acciones sumadas a la comercialización de nuevos productos para nuestras filiales, serán de gran importancia para el cumplimiento de los presupuestos del año.

TESORERIA

El comportamiento económico del año fue de una gran incertidumbre para el negocio de tesorería después de la quiebra de importantes bancos en los Estados Unidos. No obstante lo anterior, la Mesa de Dinero de la Corporación presentó un gran resultado aprovechando la fuerte volatilidad de los mercados, manteniendo la prudencia en el manejo de los riesgos, principalmente en el segundo semestre y se consolidó como uno de los participantes líderes en el mercado local. Corficolombiana continúa su presencia importante dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 7° lugar dentro del ranking general a Diciembre de 2008, con una participación del 5.63% del mercado primario y del 10.50% del mercado secundario (SEN).

A Diciembre 31 de 2008, el portafolio de inversiones de renta fija de la Corporación ascendió a $1.057.682 millones; durante el segundo semestre se adicionaron nuevos títulos a éste portafolio, principalmente en tasa fija sobre los cuales se registraron valorizaciones principalmente en el último trimestre del año 2008.

En el mercado de moneda extranjera, Corficolombiana mantiene una importante presencia, tanto con clientes locales como internacionales que operan en el mercado Colombiano. Al cierre del año 2008, el portafolio de derivados Peso / Dólar ascendía a USD $ 1.839 millones, que significa un aumento del 7.74%, manteniendo una dinámica positiva durante los últimos dos años. La participación de la Corporación en el mercado de derivados peso – dólar hasta el mes de Noviembre de 2008 fue de 8.59% superior en 1.97% frente a la participación de la institución a Diciembre de 2007.

Es importante anotar que se mantienen las restricciones normativas impuestas por el Banco de la República, respecto de la posición Bruta de apalancamiento, que retrasa considerablemente la incursión de la Corporación, y en general de las instituciones financieras colombianas, en derivados estructurados y éstos continúan realizándose mayormente fuera del país.

En el mercado Spot Peso/ Dólar, la participación de la Corporación en el año 2008 se incrementó a 17.97%, logrando un crecimiento de 2.16 puntos porcentuales frente a los resultados a Diciembre de 2007; este resultado consolidó a la Corporación como la segunda institución con mayor presencia en el mercado spot en Colombia.

En el año 2008 Corficolombiana capitalizó oportunidades de cobertura sobre portafolios en títulos denominados en moneda extranjera, generando atractivas tasas de retorno, contribuyendo a la rentabilidad general del portafolio de inversiones de la Tesorería. Es importante mencionar que aún persisten bonos Corporativos y Brasileros con primas de riesgo elevadas, que estimamos presentarán correcciones importantes en sus precios en el presente año que contribuirán a los resultados del portafolio durante 2009.

Respecto de las operaciones en otros mercados internacionales, las operaciones

de trading en monedas G10 y monedas latinoamericanas también han contribuido a la generación de ingresos adicionales; estaremos haciendo énfasis en la profundización de especulación en G10 aprovechando la experiencia adquirida en los últimos años, generando mayores ingresos con una adecuada relación riesgo/retorno.

En el año 2009 se continuará potencializando las oportunidades en los mercados de renta fija principalmente en tasa fija que dada la coyuntura en reducción en costo de fondos tanto en dólares como en pesos, parecen tener expectativas de valorización muy importantes durante el año 2009.

INVERSIONES DE CAPITAL

Enfoque Estratégico

Durante el segundo semestre de 2008, el área de inversiones se benefició de la implementación de una revisión del enfoque estratégico. Como parte de éste plan a administrar un portafolio rentable y efectivo, el área absorbió la Vicepresidencia de Portafolios de Inversión, asumiendo sus negocios. La Corporación se consolida así como uno de los fondos de capital privado más importante y de mayor trayectoria en Colombia.

Portafolio de Inversiones

A diciembre de 2008, el portafolio de inversiones de la Corporación tiene participaciones en 64 empresas y un Fondo de Capital Privado. Este portafolio está caracterizado por una composición sectorial diversificada, con capacidad de generación estable de dividendos y oportunidades de crecimiento y realización de valor. Su valor en libros asciende a $2.01 billones de pesos, desagregado por sectores como se muestra a continuación.

Gráfica 1. Composición Inversiones CFC


Composición Portafolio de Inversiones CFC por Sector
Diciembre de 2008
Industria 9%
Otros 1%
Inmobiliario 2%
Financiero 10%
Hotelería 7%
Agroindustrial 7%
Combustibles 4%
Concesiones 12%
Energía 11%
Gas 37%
Total Dic 2008= $ 2.01 billones

Fuente: CFc Inversiones

Valoración

En el segundo semestre del año, el valor del portafolio creció un 2,0% en un período donde la mayoría de las inversiones a nivel mundial, sufrieron grandes desvalorizaciones. Las inversiones en el sector real suman $1,80 billones, correspondientes al 90% del portafolio. A su vez, las inversiones en infraestructura1 constituyen el 64 % del portafolio, lo que representa una inversión de $1.29 billones.

Composición del Portafolio

Situación de Control

A diciembre de 2008, la Corporación tenía control sobre diez compañías del sector real, entre las cuales se encuentran: Hoteles Estelar, Pisa, Epiandes, Organización Pajonales y Unipalma. En el sector financiero, la Corporación tiene control sobre sus cuatro filiales: Fiduciaria y Leasing CFC, Casa de Bolsa y Banco CFC Panamá.

Empresas Inscritas en Bolsa

A diciembre de 2008, seis de las compañías del sector real que conforman el portafolio se encuentran inscritas en la Bolsa de Valores de Colombia, y representan el 38% del valor en libros del portafolio. Su clasificación de acuerdo al nivel de bursatilidad se presenta en la siguiente tabla.

Tabla 1. Clasificación según Bursatilidad (Dic 2008)
Fuente: CFC Inversiones

Bursatilidad	Nombre de Empresa
ALTA	Tablemac, BVC
MEDIA	Promigas, Mineros
BAJA	Gas Natural
SIN	EEB, Colombina

Calificación

La calidad del riesgo crediticio del portafolio es sana. Cuarenta y ocho de un total de sesenta y cuatro empresas está calificada en A. Esto corresponde al 99% del valor en libros. Adicionalmente, las inversiones calificadas en E tienen una provisión del 100%.

Ingresos generados por el Portafolio

El ingreso por dividendos en el segundo semestre de 2008 fue de $112,7 mil millones, correspondiente al 55% de los dividendos totales del año. Es importante resaltar que, los dividendos recibidos durante el año 2008 (semestres I y II) aumentaron un 51% en comparación a los dividendos recibidos el año anterior.

Como se ilustra en la siguiente tabla, cuatro compañías del sector real y las entidades financieras generaron el 87% del los dividendos recibidos durante el segundo semestre.

Tabla 2. Ingreso por Dividendos (II Semestre 2008)
Fuente: CFC Inversiones

Compañía	Dividendos	Porcentaje Ingreso Total
	(Cop$ Millones)	(%)
EPIANDES	23,330	21
PISA	17,651	16
PROMIGAS	14,744	13
VALORA	10,889	10
Financieras	30,630	27
Otras	15,480	13
Total	**112,724**	**100**

Gestión en el segundo semestre de 2008

Durante el segundo semestre del año, la Corporación comenzó a implementar una política clara de movilidad de portafolio con el fin de aumentar su rentabilidad. El siguiente resumen de las principales labores de gestión realizadas entre Junio y Diciembre de 2008, son una evidencia de ello.

Lloreda S.A.

Corficolombiana vendió su participación accionaría del 56% en la empresa. La venta de Lloreda se hace después de un proceso largo y minucioso de reestructuración empresarial, luego del cual la empresa empezó a dar utilidades. Producto de la transacción, Corficolombiana recibió aproximadamente $54.000 millones de pesos de contado, en la fecha de cierre de la transacción, una vez cumplidos los trámites legales respectivos; la venta se concretó después de haber estudiado varias ofertas de compra y considerar que esta era la mejor.

Concesiones Viales

En el 2008, Coviandes consolidó el desarrollo de los proyectos en estudio. En este orden de ideas, los años de actividades para perfeccionar el Proyecto de Doble Calzada Bogotá – Villavicencio, delegado a la empresa por el gobierno, culminó el pasado 20 de Noviembre de 2008 con la presentación oficial al Ministerio de Transporte del diseño de la propuesta técnica y económica, cuyo valor es superior a los USD $500 millones. Se espera una conclusión del proceso de negociación del proyecto en el curso del primer trimestre de 2009.

Adicionalmente, Coviandes en conjunto con Proyectos de Infraestructura S.A. (PISA) están trabajando como iniciativa privada el proyecto llamado Autopistas del Caribe en Costa Rica. El consorcio conformado por las filiales de Corficolombiana realizó los estudios de prefactibilidad y realizó la postulación para el estudio de factibilidad el 9 de Octubre de 2008. Para el primer trimestre del 2009 se espera la aceptación de la postulación para continuar con la realización de los estudios de factibilidad.

CCFC

Concesiones CCFC, la compañía que administra y opera la ruta vial Bogotá-Facatativá-Los Alpes y que es controlada por Proyectos de Infraestructura S.A. firmó el pasado 30 de diciembre con el INCO un otro sí al contrato inicial que tiene por objeto dar soporte jurídico, técnico y financiero a la Fase II e iniciar su ejecución, que consta de las obras complementarias de la vía. El valor aproximado de la obra es de 60.000 mil millones de pesos cuyos recursos provendrán de recursos administrados por la concesión y de los ingresos del máximo aportante.

Casa de Bolsa

Para reforzar el esfuerzo del área operativa de Casa de Bolsa que ha venido mejorando sus márgenes operacionales se decidió capitalizar la firma, incrementando su Patrimonio Técnico. Esto le permitirá servir el sector institucional, que antes no podía atender por requerimientos de capital y generar así, ingresos adicionales. Se estima que para el año 2009, el ingreso operacional aumentará alrededor de un 30%, el margen neto alcanzará niveles del 19% y la rentabilidad patrimonial estimada se incrementará a 15%.

Bolsa de Valores de Colombia

A Junio de 2008, la participación accionaria de la filial Casa de Bolsa en la Bolsa de Valores de Colombia (BVC) era del 3,67%, un porcentaje muy superior al mínimo requerido por comisionista. Razón por la cual estaba buscando vender su excedente.

Como el precio de la acción se había desvalorizado casi un 50% desde su pico histórico en diciembre de 2007, la adquisición de dichas acciones resultaba atractiva para la Corporación. Los ingresos adicionales por dividendos que generará esta inversión se estiman en $ 600 millones al año.

Organización Pajonales

La empresa durante el 2008 recibió el impacto positivo de los favorables precios del arroz. Sin embargo, en los últimos años el molino Pajonales ha tenido márgenes de operación bajos, debido a cuellos de botella generados en la producción y un alto costo del secado del arroz. Adicionalmente, la maquinaria mostraba obsolescencia requiriendo continúa necesidad de mantenimiento y operación. Por esta razón la empresa enajenó los activos de molinería por un valor de $4.000 millones, que generó a Pajonales una utilidad en venta de activos de $ 2.871 millones, con lo cual se espera que la empresa produzca unos resultados financieros nunca antes alcanzados.

Pizano

La compañía viene mostrando resultados consistentes con un proceso claro de saneamiento financiero, donde, a pesar de continuar bajo el acuerdo de reestructuración, sus principales cifras demuestran una capacidad de servicio de deuda adecuada y una recuperación clara de sus resultados comerciales. En todo caso, Corficolombiana ha venido consolidado la participación que posee en Pizano S.A. con la compra del 2,28% y del 1,7% a Banco del Pacífico Panamá y Leasing Bancoldex respectivamente, lo cual le da a Corficolombiana una participación total del 39,9% a diciembre del 2008.

Conclusiones

El esfuerzo de gestión continuará enfocado principalmente en el mejoramiento de los resultados de las empresas en las cuales la Corporación tiene control accionario, con el fin de acelerar su consolidación y generación de valor. Sin embargo, se ha fortalecido la capacidad de gestión de nuestra área de inversiones, de manera que esté en capacidad también de agregar valor en las restantes inversiones y buscar oportunidades de aumentar la rentabilidad en todo nuestro portafolio. En las empresas rentables pero donde Corficolombiana es minoritaria, la gestión se enfoca en la búsqueda de oportunidades adecuadas de enajenación. Finalmente, en las empresas con altas rentabilidades y que Corficolombiana controla, el aumento de valor estará dado por los nuevos proyectos que estas inversiones tengan planeado ejecutar.

BANCA DE INVERSION

La actividad del área de Banca de Inversión de la Corporación se ha centrado en Créditos Sindicados, Mercado de Capitales, M&A´s, y transacciones para el portafolio de la Corporación. En este año en particular, durante el último tercio del mismo se produjo un punto de inflexión importante en las condiciones de los mercados financieros. Este cambio continúa aún en este momento alterando las condiciones de los negocios de banca de inversión hacia el futuro, y a la vez, consolidando la posición de la Corporación en el mercado local.

Durante la primera mitad del año el mercado de renta fija corporativa estuvo restringido y se concentró en papeles de corto plazo. En este contexto la Corporación ha sido uno de los principales colocadores de instrumentos de renta fija, acompañando a algunos de los principales emisores del mercado.

Así mismo, durante el año la Corporación se consolidó como líder en la estructuración y distribución de operaciones de crédito sindicado en el mercado

bancario.

De otro lado, el área de banca de inversión ha seguido apoyando al área de inversiones de la Corporación en la identificación, evaluación y ejecución de diversas transacciones, las cuales se encuentran en proceso de materialización.

Finalmente, el área de Investigaciones Económicas ha continuado desarrollando nuevas herramientas de análisis y opinión a través de informes de investigación de mercados y análisis de acciones; así como de sus foros y participación en el debate económico nacional.

FILIALES FINANCIERAS

Fiduciaria Corficolombiana

Los resultados obtenidos por Fiduciaria Corficolombiana en el segundo semestre de 2008 fueron destacables alcanzando un retorno patrimonial para sus accionistas del 26.34%. La utilidad neta para el ejercicio fue de $4.617 millones frente a $3.897 millones del primer semestre del 2008, lo cual muestra un importante crecimiento del 18.5%. Los ingresos por comisiones y honorarios en el segundo semestre de 2008 arrojaron un valor de $10.880 millones, con una variación de 3.04% frente a los ingresos del primer semestre del año 2008.

El valor de activos administrados de $4.8 billones al cierre del segundo semestre de 2008, sitúa a Fiduciaria Corficolombiana dentro de las primeras diez fiduciarias en activos fideicomitidos en el país. En cuanto al Balance se debe resaltar que el patrimonio de Fiduciaria Corficolombiana al cierre del segundo semestre del 2008 se situó en $32.326 millones mostrando un crecimiento del 4% frente a junio de 2008 cuando el patrimonio alcanzó un valor de $30.979 millones. El pasivo total ascendió a $5.645 millones y el activo a $37.971 millones, cifra que incluye $31.117 millones del portafolio propio de la Fiduciaria.

Durante el 2009 la Fiduciaria Corficolombiana continuará con la estrategia de fortalecer los negocios de Fiducia de Inversión con el lanzamiento de Fondos de Capital Privado en unión con Corficolombiana y carteras colectivas para el sector público, divisas y acciones. Adicionalmente el enfoque de la Corporación está orientado a ser el principal jugador de Banca de Inversión en el país y la Fiduciaria será el vehículo para los proyectos que requieran esquemas fiduciarios.

Leasing Corficolombiana

La compañía, registró a diciembre del año 2008 una disminución del 7.26% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $516.641 millones en junio de 2008 a $479.103 millones al cierre del segundo semestre de 2008.

Las utilidades en el segundo semestre del año alcanzaron un valor de $5.118 millones, lo que representa una disminución del 17.22% frente al resultado obtenido al finalizar el segundo semestre del año 2007, que fue de $6.183 millones. Las utilidades totales en el año fueron de $11.301 millones, un 8.7% al resultado obtenido en 2007. Los resultados se vieron afectados por el incremento en provisiones originado en la implementación del Modelo de Referencia Crediticia que fue de $20.720 millones, comparada con la que se obtuvo a diciembre de 2007 por $12.020 millones, donde no se aplicaba este modelo, lo que representa un incremento de 72.4%. Así mismo, se

produjo una disminución en la cobertura de provisiones de cartera improductiva que pasó de 138.93% en junio de 2008 a 85.75% en diciembre de 2008, registrando una disminución de 38.28%.

En todo caso, ante las perspectivas de deterioro de la cartera en los nichos tradicionales de la compañía, durante el período se buscó mejorar la capacidad de evaluación de nuevos riesgos y fortalecer la recuperación de la cartera improductiva, lo cual condujo a una disminución en el ritmo de crecimiento de las colocaciones. Cumplidos esos objetivos, se espera durante los meses siguientes mejorar el margen financiero y el crecimiento de la cartera de una forma dinámica.

El patrimonio cerró en $62.358 millones lo que representa un incremento del 0.28% con respecto a los $62.185 millones registrados a junio de 2008 y el indicador de solvencia cerró en 12.00%, frente al mínimo legal requerido del 9%. Comparado con el cierre de 2007, cuyo valor ascendió a $58.030 millones, se presenta un crecimiento del 7.5%.

En la asamblea de agosto de 2008 se aprobó la capitalización de la compañía por $1.555 millones mediante la distribución de dividendos en acciones sobre las utilidades del primer semestre del año 2008.

Casa de Bolsa

En el segundo semestre de 2008 Casa de Bolsa presentó un comportamiento de evolución constante respecto del primer semestre de 2008. Los cambios estratégicos y estructurales que se llevaron a cabo, más el aceptable resultado de las operaciones realizadas tanto de posición propia como por cuenta de terceros, permitieron que la entidad terminara en un escenario de equilibrio operativo.

Adicionalmente, y como consecuencia de una decisión avalada por la casa matriz -en línea con el redireccionamiento estratégico de Casa de Bolsa-, se vendió la posición de acciones que de manera voluntaria se tenia en la Bolsa de Valores de Colombia, lo cual implicó una utilidad extraordinaria de $ 8.380 millones en el mes de Diciembre.

Para el segundo semestre de 2008 la utilidad neta fue de $7.409 millones, recuperando en parte los resultados negativos del primer semestre y registrando una utilidad total en el año de $6.070 millones.

Al cierre de diciembre de 2008 el patrimonio de los accionistas presentó un incremento del 60% comparado con el patrimonio del primer semestre de $10.148,6 millones. Este aumento se presenta básicamente por la utilidad en venta de las acciones de la Bolsa de Valores de Colombia mencionada anteriormente.

Banco Corficolombiana (Panamá)

Al cierre de diciembre de 2008 el Banco Corficolombiana (Panamá) registró un total de activos de USD $28.573.353, donde rubro más importante es el de las inversiones que representan el 95.91% del total de activos. A diciembre de 2008 el saldo de los pasivos fue de USD $24.578.092, los depósitos del público representan el 98.74% del total de pasivos. Por su parte el patrimonio alcanzó un valor de USD $3.995.261 al cierre de diciembre 2008. Las utilidades generadas por la entidad a diciembre 2008 alcanzaron los USD $ 66.570; el ingreso más importante corresponde a los intereses generados por las inversiones de renta fija. . El portafolio de inversiones del Banco, aunque de gran seguridad, recibió el impacto del deterioro de la

negociabilidad de dichos activos en el mercado internacional, siendo en todo caso muy sólida la calidad de los emisores.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija, divisas y derivados.

La Corporación tiene un módulo de cupos, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Por otro lado, de acuerdo con la circular 049 del mes de septiembre de 2008 de la Superintendencia Financiera, donde establece cambios en los instrumentos financieros derivados y productos estructurados, la Corporación realizó las actividades pertinentes en los diferentes aspectos, para dar cumplimiento con lo establecido en la normatividad.

Finalmente, Corficolombiana desarrolló durante el año 2008 planes de capacitación con el objetivo de que todos los funcionarios obligados a certificarse de acuerdo con el reglamento de la AMV, cumplieran con este requisito. Al cierre del año 2008, todos los funcionarios obligados se encuentran certificados.

Riesgo de Liquidez

En el comité de activos y pasivos (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se

detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Durante el año 2008, la gestión del riesgo de liquidez se fundamentó en el cumplimiento de la Circular Externa 016 de 2008, la cual modifica el capitulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). Corficolombiana diseñó un cronograma de trabajo para ajustarse a la nueva normatividad. Se realizaron pruebas satisfactorias en los aplicativos para que a partir de enero de 2009 se reportara el Indicador de Riesgo de Liquidez (IRL) a la Superintendencia Financiera.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

Corficolombiana ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el segundo semestre de 2008 fueron:

- Se aplicó metodología de medición indicadores de riesgo operacional a partir de julio de 2008.

- Se implementó herramienta de inteligencia de negocios con la cual la compañía puede: a) consultar y gestionar sus mapas de riesgo operacional, b) consultar y gestionar los eventos de riesgo operacional, c) consultar y gestionar la evolución de sus principales indicadores de riesgo operacional y d) Consultar información estadística propia de la herramienta que le permiten realizar un seguimiento más efectivo de la gestión de riesgo operacional

- Se implementó herramienta de capacitación virtual, la cual permitió capacitar al 95% de los funcionarios de la entidad en temas relacionados con riesgo operacional.

- Con relación a la base de datos de riesgo operacional, a Diciembre 31 la base de datos contaba con 201 registros con la siguiente distribución:

Tipo de evento	# de registros
Fallas en los procesos	120
Fallos en los sistemas	40
Otros	41

Proceso	# de registros
Misional	152
Apoyo	37
Estratégico	12

Tipo de pérdida	# de registros
Tipo B (Sin impacto en PyG)	168
Tipo A (Con impacto en PyG)	27
Tipo C (cuasipérdida)	6

Los 27 eventos registrados tipo A, suman $94.8 millones.

- Con relación al Plan de Continuidad de Negocio, en el segundo semestre se realizó la segunda prueba de aplicativos internos, externos y se probaron los protocolos de contingencia con el Banco de la República, Deceval y Bolsa de Valores de Colombia.

Riesgo de Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directa ó indirectamente, o a través de sus operaciones, como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado principalmente por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la Circular Externa 22 del 19 de abril de 2007 y sus modificaciones en las Circulares Externas 61 de diciembre de 2007 y 26 de junio del 2008. En cumplimiento de estas instrucciones la Corporación transformó el Sistema Integral de Prevención de Lavado de Activos SIPLA en el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT; fue así como la Junta Directiva,

por recomendación de la administración y del Oficial de Cumplimiento, aprobó las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

A 31 de diciembre de 2008, Corficolombiana contaba con una planta de 299 funcionarios, presentándose una disminución del 8,28% frente a los 323 funcionarios al cierre del año 2007.

Esta disminución en la planta, resultado del proceso que viene adelantando la Corporación de optimización de la estructura organizacional, al igual que la implementación de acciones para la racionalización del gasto, permitieron que la ejecución de estos rubros durante el 2008 fuera inferior en un 12,02% a lo presupuestado para este mismo periodo.

Adicionalmente en respuesta a la nueva estrategia comercial de la Banca Privada, se ha definido llevar a cabo importantes modificaciones en la estructura de las oficinas, los procesos y el soporte tecnológico, cuya implementación inició en diciembre con la oficina de Bogotá y continuará durante el primer trimestre de 2009 en las otras ciudades. Estos cambios, al igual que la revisión de procesos en los otros negocios y áreas de la Corporación, están orientados a lograr una mayor eficiencia y productividad, requeridos para el cumplimiento de los objetivos propuestos.

AVANCES TECNOLÓGICOS

Durante el segundo semestre del 2008 la Corporación continuó el desarrollo de su plataforma tecnológica mediante importantes proyectos de apoyo a la operación diaria tales como:

- Desarrollo e implementación del Modulo de Servicio al cliente del Call Center para Corficolombiana y Filiales.
- Mejoras a los modelos analíticos del Sistema de gestión de riesgo operacional (SARO) y riesgo de lavado de activos (SARLAFT).
- Implementación de la fase II de los requerimientos establecidos por la circular CE 052-07 de la Superfinanciera sobre "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios".
- Optimización mediante automatización de los procesos de copias de respaldo de la información de los servidores centrales.
- Optimización de los procesos operativos de la unidad de Banca Privada en el aplicativo de CDTs.
- Implementación de la nueva normatividad en el aplicativo de soporte a los negocios de la mesa de dinero.
- Implementación de la nueva normatividad requerida por la UIAF.
- Desarrollo del nuevo portal web de Corficolombiana y Filiales.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

INFORME CUMPLIMIENTO CIRCULAR 052

En cumplimiento de lo establecido por la Circular Externa 052 de 2007 de la Superintendencia Financiera, "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios", la Corporación Financiera Colombiana S.A. ha establecido los procedimientos necesarios para su cumplimiento, desarrollándose durante el segundo semestre del 2008 la implantación de la mayor parte de la segunda fase. A continuación se resumen las estrategias de implantación de esta normativa:

Seguridad y Calidad

Para dar cumplimiento a los numerales relacionados con la Seguridad y Calidad de la información se desarrollaron las siguientes actividades;

- Implementación de la metodología de evaluación de cumplimiento del estándar ISO 17799 y 27001.
- Implementación de la infraestructura para encripción de correos a los clientes.
- Actualización de los procedimientos de administración de usuarios e instalación de equipos de cómputo.
- Implementación en los aplicativos de soporte a las operaciones de clientes de los mecanismos de personalización de productos.
- Sincronización de los relojes de los servidores y estaciones de trabajo, acorde al requerimiento de la circular.

Tercerización – Outsourcing

Se circularizó a los proveedores críticos, para la certificación de la existencia de planes de continuidad de negocio debidamente documentados y certificados.

Documentación

Se actualizaron los aplicativos para permitir el adecuado registro de las operaciones realizadas en cada canal y producto.

Divulgación de Información

Se adecuaron las aplicaciones para liquidar e informar a los clientes los costos de sus transacciones y para la expedición de los documentos soporte de sus transacciones.

Canal Oficinas

Se implementaron los mecanismos para encriptar toda la información que viaja entre las oficinas y los centros de procesamiento de datos, según los requerimientos de la norma.

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 107 del Estatuto Orgánico del Sistema Financiero y en el capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene implementados mecanismos de prevención con el fin de evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

Mediante la expedición de las Circulares Externas 22 y 61 de 2007 y 26 de 2008, la Superintendencia Financiera de Colombia impartió instrucciones para que las entidades vigiladas implementaran un sistema de administración del riesgo de lavado de activos y de la financiación del terrorismo SARLAFT. Por tal motivo, la Corporación desarrolló, durante el segundo semestre del 2007 y el primer semestre del 2008, las actividades para la implementación de los cambios en el sistema de prevención a fin de cumplir las disposiciones de la Superintendencia.

La Corporación cuenta dentro de su estructura organizacional con una Unidad de Cumplimiento dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Durante el segundo semestre del 2008 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención. Para tal efecto, al inicio del año se presentó el Plan Anual de Cumplimiento 2008, cuyo avance ha sido supervisado permanentemente por la Presidencia y presentado a la Junta Directiva por parte del Oficial de Cumplimiento.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero UIAF. Así mismo se atendieron los requerimientos de información presentados a la entidad por autoridades competentes.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del segundo semestre del año 2008 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

1. Factura como título valor

Congreso de la República. Ley 1231 de 2008 del 17 de julio de 2008 *"Por la cual se unifica la factura como título valor como mecanismo de financiación para el micro, pequeño y mediano empresario, y se dictan otras disposiciones"*

Esta Ley, que entró a regir a partir del 17 de octubre de 2008, modifica las disposiciones del estatuto mercantil relacionadas con la factura cambiaria de compraventa, dándole el carácter de título valor a la "factura", la que puede ser librada no sólo en el caso de compraventa de bienes sino también en el caso de prestación de servicios.

Los requisitos que debe reunir la factura para no perder su condición de título valor se relacionan en el artículo 3º. y dentro de ellos se incluyen los señalados en los artículos 621 del Código de Comercio y 617 del Estatuto Tributario Nacional.

Expresamente se dispone que el emisor vendedor o prestador del servicio debe emitir un original y dos copias de la factura, conservando para sí el original como título valor, una copia para fines contables y la otra copia para su cliente. Con esta previsión se busca subsanar las dificultades surgidas desde el punto de vista de las normas tributarias, pues ahora es admisible la entrega de la copia al adquirente o a quien se le presta el servicio para cumplir el requisito de la expedición contemplado en tales normas.

Otro aspecto importante es que el comprador o beneficiario del servicio no podrá alegar falta de representación o indebida representación por razón de la persona que reciba la mercancía o el servicio en sus dependencias, para efectos de la aceptación del titulo valor, entendiéndose, en todo caso, irrevocablemente aceptado, si no se reclama en contra de su contenido dentro de los diez (10) días calendarios siguientes a su recibo.

Por otra parte, en atención a la condición de título valor de la factura, toda estipulación que limite, restrinja o prohíba su libre circulación o su aceptación, se tendrá por no escrita, con lo cual se busca facilitar su negociación y fortalecer de esta manera el factoring como mecanismo de financiación empresarial.

Las personas naturales o jurídicas que presten servicios de compra de cartera al descuento están obligadas a verificar la procedencia de los títulos que adquieran, para evitar que las operaciones en que intervengan puedan ser utilizadas, directa o indirectamente, como instrumento para el lavado de activos o financiación del terrorismo o para buscar el ocultamiento de activos proveniente de dichas actividades.

Esta ley fue reglamentada mediante el Decreto 4270 de 2008, que permite que las empresas que tengan existencias de facturas cambiarias de compraventa preimpresas con autorización vigente de la DIAN las utilicen hasta agotar existencias, hasta cuando se venza la autorización o hasta el 28 de febrero de 2009, lo que ocurra primero.

2. Ley de productividad y competitividad.

Congreso de la República. Ley 1253 del 27 de noviembre de 2008 *"Por la cual se regula la Productividad y Competitividad y se dictan otras disposiciones"*.

Mediante esta Ley se destaca la importancia del fortalecimiento de la competitividad nacional para lograr una mayor inserción de Colombia en la economía global y el mejor desempeño exportador como requisito esencial para el desarrollo económico del país.

Para lograr esos objetivos, se determina que:

- El Gobierno Nacional velará por el desarrollo de políticas y programas que tengan impacto en la productividad y competitividad en coordinación con las entidades del sector privado, la academia y el sector público.

- El Gobierno y el Congreso vigilarán que la formulación de la ley del Plan Nacional de Desarrollo se encuentre alineada con los objetivos estratégicos de la competitividad internacional de Colombia.

- El Conpes presentará informes sobre la competitividad internacional de Colombia en los factores transversales, regionales y sectoriales.

- En la parte general del Plan Nacional de Desarrollo se señalarán los objetivos, metas, prioridades, políticas y estrategias dirigidas a lograr el aumento de la productividad y mejoramiento de la competitividad.

- Las entidades territoriales deberán señalar los objetivos, metas, prioridades, políticas y estrategias dirigidas a lograr el aumento de la productividad y mejoramiento de la competitividad.

3. Sociedad por acciones simplificada.

Congreso de la República. Ley 1258 de 2008 del 5 de diciembre de 2008 *"Por medio de la cual se crea la sociedad por acciones simplificada."*

La Ley crea una nueva forma societaria desprovista de muchas de las formalidades que rigen para los tipos de sociedades regulados en el Código de Comercio. Entre los principales aspectos de la SAS, vale la pena mencionar los siguientes:

1) Puede ser constituida por una o varias personas naturales o jurídicas

2) Posee libertad de configuración de su estructura orgánica, no siendo obligatoria, por ejemplo, la junta directiva. Si no existe estipulación estatutaria, se entiende que la asamblea o el accionista único ejercen las funciones del art. 420 de C.Co. y que la administración está a cargo del representante legal.

3) Los accionistas responden sólo hasta por el monto de sus aportes. Por tanto, salvo en los casos en que la figura se utilice con fines defraudatorios, el o los accionistas no responden a título personal por ninguna obligación de la sociedad incluyendo las laborales, tributarias o de cualquier otra naturaleza.

4) Es una sociedad de capital cuya naturaleza es exclusivamente comercial, independientemente de las actividades previstas en su objeto social, el cual puede ser ilimitado

5) Para efectos tributarios, se rige por las reglas aplicables a las sociedades anónimas.

6) Las acciones y demás valores que emita no pueden inscribirse en el Registro Nacional de Valores y Emisores ni negociarse en bolsa.

7) Es viable suscribir y pagar el capital en condiciones, proporciones y plazos distintos a los previstos para las sociedades anónimas.

8) Se permite restringir la negociabilidad de las acciones, someter su transferencia a una autorización de la asamblea y prever causales de exclusión de los accionistas.

9) Implica la desaparición de las sociedades unipersonales de la Ley 1014 de 2006.

10) Cualquier sociedad se puede transformar en Sociedad por Acciones Simplificada (SAS)

11) Los conflictos al interior de esta sociedad se dirimen mediante arbitramento o amigable composición; a falta de estipulación, por la Supersociedades mediante el trámite del proceso verbal sumario.

4. Ley del Hábeas Data

Congreso de la República. Ley 1266 del 31 de diciembre de 2008 "*por la cual se dictan las disposiciones generales del hábeas data y se regula el manejo de la información contenida en bases de datos personales, en especial la financiera, crediticia, comercial, de servicios y la proveniente de terceros países y se dictan otras disposiciones*"

El objeto de la Ley es desarrollar el derecho constitucional que tienen todas las personas a conocer, actualizar y rectificar las informaciones que se hayan recogido sobre ellas en Bancos de Datos, y los demás derechos, libertades y garantías constitucionales relacionadas con la recolección, tratamiento y circulación de datos personales, así como el derecho a la información establecido en el artículo 20 de la Constitución Política, particularmente en relación con la información financiera y crediticia, comercial, de servicios y la proveniente de terceros países.

En la norma se dispone que la información de carácter positivo permanezca de manera indefinida en los bancos de datos. A la información negativa se le aplica un término máximo de permanencia, vencido el cual deberá ser retirada de los bancos de datos por el operador, de forma que los usuarios no puedan acceder a ella o consultarla. El término del reporte para esta última clase de información es de cuatro años contados a partir de la fecha en que sea pagada la obligación incumplida, aunque si el retraso es inferior a dos años, el reporte se mantendrá únicamente por el doble del tiempo de la mora.

Los titulares de la información que a la entrada en vigencia de la ley estuvieren al día en sus obligaciones objeto de reporte, y cuya información negativa hubiere permanecido en los bancos de datos por lo menos un año contado a partir de la cancelación de las obligaciones, serán beneficiarios de la caducidad inmediata de la información negativa. Si todavía no se cumple el año de permanencia, el reporte seguirá por el tiempo que hiciere falta para cumplir ese término, contado a partir de la cancelación de las obligaciones.

Los titulares de la información que cancelen sus obligaciones objeto de reporte dentro de los seis (6) meses siguientes a la entrada en vigencia de la norma, permanecerán con dicha información negativa en los bancos de datos por el término de un (1) año, contado a partir de la fecha de cancelación de tales obligaciones. Cumplido este plazo, el dato negativo deberá ser retirado automáticamente de los bancos de datos. Este beneficio se perderá en caso que el titular de la información incurra nuevamente en mora, evento en el cual su reporte reflejará nuevamente la totalidad de los incumplimientos pasados, en los términos previstos en el artículo 13 de Ley 1266 de 2008.

Con antelación a cualquier reporte de información negativa, las fuentes de información deberán enviar al titular de la información una comunicación en la que le avisen que van a proceder en tal sentido, con el fin de que pueda demostrar o efectuar el pago de la obligación, así como controvertir aspectos tales como el monto de la obligación o cuota y la fecha de exigibilidad.

La Superintendencia de Industria y Comercio y la Superintendencia Financiera podrán sancionar a quienes desconozcan las obligaciones a su cargo, previo agotamiento del respectivo procedimiento.

Para el cumplimiento de las disposiciones contenidas en la Ley 1266 de 2008, se concede a las personas que a la fecha de su entrada en vigencia ejerzan alguna de las actividades en ella reguladas, un plazo de hasta seis (6) meses.

5. Inscripción contratos de fiducia mercantil de garantía

Ministerio de Comercio, Industria y Turismo. Decreto 2785 del 31 de julio de 2008, "*por el cual se reglamenta el artículo 123 de la Ley 1116 de 2006, en cuanto a la inscripción en el registro mercantil de los contratos de fiducia mercantil con fines de garantía que constan en documento privado y se dictan otras disposiciones*".

El Decreto dispone que los contratos de fiducia mercantil con fines de garantía celebrados por las personas naturales comerciantes y las jurídicas no excluidas del régimen de insolvencia y que consten en documento privado, así como su terminación y sus modificaciones en cuanto a la clase de contratos, las partes y los bienes fideicomitidos, deberán inscribirse por el fideicomitente en el registro mercantil de la cámara de comercio con jurisdicción en el domicilio del fiduciante.

En el evento que no se cumpla con la obligación antes mencionada, los contratos de fiducia mercantil serán inoponibles a terceros.

De igual manera, se contempla el deber de inscribir en el registro mercantil los siguientes documentos generados dentro del proceso de insolvencia: a) providencia de inicio del proceso de insolvencia; b) providencia de confirmación del acuerdo de reorganización o de adjudicación; c) providencia que decreta la terminación del proceso y, d) las providencias sujetas a registro con ocasión del reconocimiento de un proceso extranjero.

6. Compensación interbancaria

Ministerio de Hacienda y Crédito Público. Decreto 3222 de 2008 del 29 de agosto de 2008, "*por el cual se modifica el Decreto 1207 de 1996*" (Reglamento de

Funcionamiento de la Cámara de Compensación Interbancaria del Banco de la República)

En el Decreto se prevé que el Banco de la República seguirá prestando el servicio de compensación interbancaria que comprende cheques y otros documentos de pago presentados para tal fin. Dentro de estos últimos, además de los documentos de pago previstos inicialmente en el Decreto 1207 de 1996, se incluyen los siguientes: a) Los instrumentos de pago físicos realizados por el Banco de la República; b) Las transferencias electrónicas interbancarias a través de ACH; c) Las transferencias electrónicas del sistema de pagos de alto valor del Banco de la República en las cuales el originador del pago sea un tercero y éste se identifique, al igual que la transacción que da lugar al pago; d) Los débitos efectuados a las cuentas de depósito por concepto de ajustes a la compensación.

7. Régimen general de inversiones de capital del exterior en Colombia y de capital colombiano en el exterior

Ministerio de Hacienda y Crédito Público. Decreto 3913 del 8 de octubre de 2008 "*Por el cual se modifica el Régimen General de Inversiones de capital del exterior en Colombia y de capital colombiano en el exterior*"

Este decreto modifica nuevamente el literal d) del artículo 10 del Decreto 2080 de 2000, en el sentido de permitir remitir al exterior el producto de las inversiones en el país sin condicionamiento alguno.

De la misma forma, elimina la exigencia que había para la inversión de portafolio de capital del exterior, consistente en la constitución de un depósito en el Banco de la República por un monto equivalente al 50% del valor de la inversión.

Adicionalmente, deroga la disposición según la cual, en caso de liquidación de las inversiones de los fondos de inversión de capital extranjero constituidos para invertir exclusivamente en acciones o bonos obligatoriamente convertibles en acciones, los recursos resultantes solamente podían ser reinvertidos en las mismas condiciones iniciales.

Por último, establece que quienes a la fecha de expedición del Decreto tengan depósitos constituidos en cumplimiento de la exigencia para la inversión de portafolio de capital del exterior, podrán retirarlos por su valor nominal, según lo establezca el Banco de la República.

8. Estado de emergencia social

Ministerio de Hacienda y Crédito Público. Decreto 4333 del 17 de noviembre de 2008 *"Por el cual se declara el estado de emergencia social"*.

Con motivo de la crisis social y económica que se presentó en el país generada por las personas jurídicas y naturales que, de una manera irregular, procedieron a captar masivamente dineros del público sin tener autorización legal para ello, el Gobierno Nacional consideró indispensable decretar el llamado "Estado de Emergencia Social" en toda la República, con el fin de contar con procedimientos ágiles, mecanismos abreviados y demás herramientas legales necesarias para poder conjurar dicha crisis.

La medida se adoptó mediante el Decreto 4333 del 17 de noviembre de 2008, en el cual se estableció ese régimen excepcional en todo el territorio nacional por un término de 30 días, quedando facultado el Presidente, con la sola firma de todos sus ministros, para dictar decretos con fuerza de ley exclusivamente para conjurar la crisis e impedir la extensión de sus efectos.

Posteriormente, se dictó el Decreto 4704 del 15 de diciembre de 2008, en el que se volvió a declarar el estado de emergencia social en todo el territorio nacional por 30 días más.

Con base en las facultades extraordinarias derivadas del estado de emergencia social, se expidieron los siguientes decretos:

a. El Decreto 4334 del 17 de noviembre de 2008, que determina el procedimiento de intervención del Gobierno Nacional, por conducto de la Superintendencia de Sociedades, de oficio o a solicitud de la Superintendencia Financiera, en los negocios, operaciones y patrimonio de las personas naturales o jurídicas que desarrollan o participan en la actividad financiera sin la debida autorización estatal. Para tal fin se otorgan al ente supervisor amplias facultades para ordenar la toma de posesión de los bienes, haberes y negocios de dichas personas, con el objeto de restituir y salvaguardar el interés público amenazado.

   Algunos artículos de esta disposición fueron modificados por el Decreto 4705 de 2008, para dotar a los Agentes Interventores y a las Superintendencias Financiera de Colombia y de Sociedades, de facultades adicionales que les permitan la defensa y preservación del orden social amenazado.

b. El Decreto 4335 del 17 de noviembre de 2008, que obliga al Alcalde Distrital o Municipal a efectuar el cierre preventivo de establecimientos de comercio, locales, oficinas o cualquier otro lugar, donde se infiera que allí se puedan estar llevando a cabo actividades de captación o recaudo masivo de dineros del público no autorizadas.

   Adicionalmente, establece como falta gravísima para los funcionarios públicos, el depositar o entregar recursos a las personas naturales o jurídicas que desarrollan o participan en actividad financiera sin la debida autorización estatal.

c. El Decreto 4336 del 17 de noviembre de 2008 que modifica el artículo 316 del Código Penal, que tipifica el delito de captación masiva y habitual de dineros del público sin autorización, con el fin de incrementar las penas en él previstas y contemplar como agravante de la conducta, el uso de medios de comunicación o divulgación masiva.

   Así mismo, incorpora un nuevo artículo al ordenamiento penal, el artículo 316 A, que establece pena de prisión y pecuniaria, independientemente de la sanción por captación ilegal, si el sujeto activo del delito no reintegra el dinero obtenido.

d. El Decreto 4449 del 25 de noviembre de 2008, que reforma el artículo 325 del Código Penal, en el sentido de incrementar la pena prevista para el delito de omisión de control. También adiciona el artículo 325 A que se refiere a la "omisión de reportes sobre transacciones en efectivo, movilización o almacenamiento de dinero en efectivo", delito en el que incurre la persona que

obligada a hacerlo, deliberadamente omita el cumplimiento de los reportes a la UIAF. Del mencionado delito se exceptúan los empleados o administradores de instituciones financieras o de cooperativas que ejerzan actividades de ahorro y crédito a quienes se les aplicará el delito de omisión de control.

e. El Decreto 4450 del 25 de noviembre de 2008, que adiciona un inciso al. artículo 305 del Código Penal relativo al delito de usura, para sancionar a los que incurran en esa conducta utilizando la figura de la venta con pacto de retroventa o el mecanismo de cobros periódicos.

   Este decreto fue reglamentado por el Decreto 4865 del 30 de diciembre de 2008, en el que se determina la fórmula que se debe aplicar para determinar la utilidad o ventaja en los cobros periódicos, debiendo entender por tales cobros aquellos que se efectúan con una regularidad fija o variable.

9. Incremento avalúos catastrales

Departamento Nacional de Planeación. Decreto 4787 de 2008 del 19 de diciembre de 2008 "*por el cual se determinan los porcentajes de incremento de los avalúos catastrales para la vigencia de 2009*".

En esta norma se decreta que:

- Los avalúos catastrales de los predios urbanos y rurales formados o actualizados durante 2008, regirán a partir del 1°. de enero de 2009, en los municipios o zonas donde se hubieren realizado.

- Los avalúos catastrales de los predios urbanos no formados y formados con vigencia de 2008 y anteriores, se reajustarán a partir del 1° de enero de 2009 en cinco punto cero por ciento (5,0%).

- Los avalúos catastrales de los predios rurales no formados y formados con vigencia de 2008 y anteriores, se reajustarán a partir del 1° de enero de 2009 en cinco punto cero por ciento (5,0%).

10. Negociación de acciones y bonos convertibles en acciones

Ministerio de Hacienda Y Crédito Público. Decreto 4808 del 23 de diciembre de 2008, por medio del cual "*se regula la negociación de acciones y bonos obligatoriamente convertibles en acciones inscritos en bolsas de valores, de los instrumentos financieros derivados cuyo activo subyacente sean acciones inscritas en dichas bolsas y de otros valores de renta variable que se inscriban en estas bolsas, y se dictan otras disposiciones*".

Mediante este Decreto se modifican las disposiciones sobre negociación de acciones y bonos obligatoriamente convertibles en acciones inscritos en bolsas de valores, de los instrumentos financieros derivados cuyo activo subyacente sean acciones inscritas en dichas bolsas y de otros valores de renta variable que se inscriban en estas bolsas.

Específicamente, establece las modalidades de operaciones que las bolsas de valores podrán habilitar en sus sistemas con los valores objeto del decreto en mención

y les prohíbe asumir el carácter de contraparte en las operaciones que se realicen a través de los sistemas por ellas administrados.

Además de establecer los deberes que las bolsas de valores tendrán en relación con la negociación de valores de renta variable, entre los cuales se encuentra el de monitorear las ofertas, posturas y operaciones, determina que las bolsas deberán mantener y conservar toda la información relativa a las operaciones, órdenes, posturas y los mensajes o avisos que se realicen o coloquen a través de sus sistemas.

También fija el contenido mínimo del reglamento que adopten las bolsas de valores para la operación y funcionamiento de los sistemas de negociación de los valores ya mencionados y establece las causales bajo las cuales, de manera facultativa, pueden suspender la negociación de los mismos, así como el deber de suspensión de la negociación por disminución del índice de precios.

11. Régimen de garantías en la contratación de la administración pública

Ministerio de Hacienda y Crédito Público. Decreto 4828 del 24 de diciembre de 2008, *"por el cual se expide el régimen de garantías en la Contratación de la Administración Pública"*

El Decreto regula los mecanismos de cobertura del riesgo en los contratos regidos por la Ley 80 de 1993 y la Ley 1150 de 2007, por medio de los cuales se garantiza el cumplimiento de las obligaciones surgidas en favor de las entidades públicas.

Se indica que el monto, vigencia y amparos o coberturas de las garantías, se determinarán teniendo en cuenta el objeto, la naturaleza y las características de cada contrato, los riesgos que se deban cubrir y las reglas contenidas en el Decreto. En los procesos de contratación, las personas naturales o jurídicas extranjeras sin domicilio o sucursal en Colombia podrán otorgar, como garantías, cartas de crédito stand by expedidas en el exterior.

12. Controles de Ley

Superintendencia Financiera de Colombia. Circular Externa 041 de agosto 29 de 2008. *Modificaciones de los Capítulos XIII-1 y XIII-5 Controles de Ley de la Circular Básica Contable y Financiera (Circular Externa 100 de 1995).*

Teniendo en cuenta, entre otros, los ajustes realizados para el cálculo del patrimonio técnico y para el control de ley de la relación de solvencia, así como los cambios efectuados al PUC aplicable al Sistema Financiero, mediante esta Circular la Superintendencia Financiera resolvió modificar la Circular Básica Contable y Financiera incorporando ajustes al Capítulo XIII-1 de Controles de Ley, Relación de Activos Ponderados por su Nivel de Riesgo (Crediticio y de Mercado), a los tipos de informe 0, 30 y 31 y al Capítulo XIII-5 sobre Relación Mínima de Solvencia, Patrimonio Técnico y Reservas Técnicas del Fondo Nacional de Garantías.

13. Tratamiento de las opciones financieras

Superintendencia Financiera de Colombia. Circular externa 042 de agosto 29 de 2008. *Imparte instrucciones contables relativas al tratamiento de las opciones financieras.*

Se establece que la expresión apropiada para describir el dinero que paga el comprador de una opción financiera al emisor o vendedor de la misma se denomina prima y no comisión. Por consiguiente, dicha suma no se deberá registrar contablemente como comisión.

Adicionalmente, aclara que las primas de las opciones financieras, pagadas, recibidas y negociadas con anterioridad al 1 de septiembre de 2008, se continuarán contabilizando siguiendo las instrucciones vigentes al momento de su celebración, en tanto que las primas pagadas y recibidas y negociadas entre el 1 de septiembre de 2008 y el 30 de junio de 2009, deberán contabilizarse en las respectivas subcuentas de la cuenta del activo "Utilidad o Pérdida en valoración de opciones".

Adicionalmente, determina que para realizar una adecuada revelación de los hechos económicos, las entidades vigiladas deberán distinguir, en la cuenta activa "Utilidad o Pérdida en valoración de opciones", si la operación fue realizada con antelación al 1°. de septiembre de 2008.

14. Valores disponibles para la venta

Superintendencia Financiera de Colombia. Circular Externa 043 de agosto 29 de 2008. *Modificación al Capítulo I de la Circular Básica Contable y Financiera.*

Permite a las entidades sometidas a su vigilancia utilizar los valores clasificados como "disponibles para la venta" en la constitución de garantías para la negociación de instrumentos financieros derivados, cuya contraparte sea una cámara de riesgo central de contraparte autorizada por el ente supervisor.

15. Instrumentos financieros derivados y productos estructurados

Superintendencia Financiera de Colombia. Circular Externa 044 de agosto 29 de 2008. *Modificación al régimen de transición establecido en la Circular Externa 025 de 2008 sobre instrumentos financieros derivados y productos estructurados.*

Específicamente, se establece que las reglas de valoración aplicables a las operaciones con instrumentos financieros derivados, productos estructurados y notas estructuradas que se hayan realizado con antelación al 1 de septiembre de 2008 seguirán rigiendo hasta la terminación de las mismas, bien sea hasta su fecha de vencimiento o antes, si por acuerdo expreso entre las partes contratantes se liquidan y cumplen con anterioridad.

Adicionalmente, determina que las entidades que decidan cambiar el régimen de valoración de todos o algunos de los tipos o categorías de instrumentos financieros derivados, independientemente del subyacente, y productos estructurados podrán hacerlo, informando previamente de esa decisión a la Superintendencia Financiera de Colombia.

16. Gestión de cobranza prejudicial

Superintendencia Financiera de Colombia. Circular Externa 048 de septiembre 25 de 2008. *Instrucciones relacionadas con las condiciones de la gestión de cobranza prejudicial.*

Con el propósito de proteger al consumidor financiero, la Superintendencia Financiera de Colombia, a través de esta Circular, imparte instrucciones a las entidades vigiladas en relación con las reglas mínimas que deben atender en las gestiones de cobranza prejudicial tendientes a obtener la recuperación de su cartera, advirtiendo que su incumplimiento se considera "práctica no autorizada":

Entre las instrucciones que deben acatar las entidades vigiladas se encuentran las siguientes:

- Abstenerse de realizar cobro alguno por concepto de gastos de cobranza prejudicial sin haber desplegado una actividad real encaminada efectivamente a dicha gestión.
- Dejar constancia documental de las gestiones realizadas para la recuperación de cartera.
- Efectuar las gestiones de cobro de manera respetuosa y en horarios adecuados para los consumidores financieros, entendidos éstos como aquellos que no afecten la intimidad personal y familiar del deudor.
- Garantizar que los funcionarios y terceros autorizados para adelantar las gestiones de cobranza reporten de manera inmediata los pagos realizados por el deudor.
- Expedir comprobante de los pagos realizados por el deudor.

17. Revisores fiscales de las entidades vigiladas o controladas

Superintendencia Financiera de Colombia. Circular Externa No.054 de octubre 21 de 2008. *Racionalización de las funciones de los revisores fiscales de las entidades vigiladas o controladas.*

Con esta disposición se busca racionalizar el ejercicio de las funciones del revisor fiscal, procurando que las actuaciones que deba adelantar, así como los informes que deba presentar ante la Superfinanciera, se circunscriban a las actividades propias de su profesión. Por tal motivo, se elimina, a partir del 1 de enero de 2009, la obligación del revisor fiscal de certificar la información que se especifica en la Circular, reconociendo que la calidad, suficiencia y oportunidad de la información que se suministre, así como la eficacia del control interno, es responsabilidad, en primer lugar, de los administradores de la respectiva entidad.

Al tratar el tema de la elección del revisor fiscal, en la Circular se le asigna a la junta directiva, a través del Comité de Auditoria, la función de someter a consideración de la asamblea general de accionistas la hoja de vida de los posibles candidatos, para lo cual deberá verificar previamente que los mismos cumplan con los requisitos necesarios para desempeñar adecuadamente sus funciones y que no se encuentren incursos en las incompatibilidades e inhabilidades previstas en los artículos 205 del Código de Comercio, 50 y 51 de la Ley 43 de 1990 y demás normas que resulten aplicables.

18. Agencia Numeradora Nacional

Superintendencia Financiera de Colombia. Circular Externa 064 de diciembre 30 de 2008. *Instrucciones relativas al inicio de operaciones de la Agencia Numeradora Nacional.*

Se imparten instrucciones a los emisores de valores inscritos en el RNVE y a las entidades vigiladas por la Superintendencia Financiera de Colombia en relación con las actividades que deben desarrollar para el inicio de operaciones de la Agencia

Numeradora Nacional el 3 de agosto de 2009, entre ellas la adaptación de sus sistemas de información, para que puedan utilizar los códigos ISIN, CFI y el código de inscripción en el Registro Nacional de Valores y Emisores (RNVE) que les sean asignados, bajo la nueva nomenclatura, a las emisiones de valores que se encuentran en circulación o que se realicen en el futuro.

Cabe recordar que, de acuerdo con la autorización impartida por la Superintendencia Financiera, la función de Agencia Numeradora Nacional será cumplida por el Depósito Centralizado de Valores de Colombia – DECEVAL S.A.

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.



JOSE ELÍAS MELO ACOSTA
Presidente

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad.

EROGACIONES

EROGACIONES	Monto en miles de pesos	
Por salarios a directivos	$ 1,413,046.86	
Por bonificaciones a directivos	$ 212,012.95	
Por concepto de honorarios Junta Directiva	$ 92,000.00	
Por concepto de honorarios a Asesores Independientes	$ 845,732.49	
Por concepto de gastos de viaje	$ 137,832.90	
Las donaciones realizadas por la Corporación	$ 111,254.00	
Por concepto de publicidad y propaganda	$ 527,435.29	
Relaciones públicas	$ 69,544.17	
Transportes	$ 493,094.71	
Depósitos de Corficolombiana en el exterior	30,834,346	Dólares
	$ 69,179,629.66	
Obligaciones en moneda extranjera	20,994,781	Dólares
	$ 47,103,680.10	

Información julio-diciembre de 2008

Corficolombiana

3

Corficolombiana

Nit 890.300.653-6

ESTADOS FINANCIEROS

Julio – Diciembre

2008

DIRECCION GENERAL

Carrera 13 No. 26-45 Pisos 3, 7, 8 y 14 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843

www.corficolombiana.com

CORPORACION FINA[illegible]A COLOMBIANA S. A.
Balances Generales
31 de diciembre y 30 de junio de 2008
(Expresado en Millones de Pesos)

ACTIVO	Notas	A: 31/12/2008 DD/MM/AAAA		A: 30/06/2008 DD/MM/AAAA	
DISPONIBLE	(Notas 3 y 21)	$	86.339,7	$	125.906,7
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA	(Nota 4)		85.428,8		168.026,8
INVERSIONES	(Notas 5 y 24)		2.706.712,7		2.678.410,1
Negociables Titulos de Deuda		235.550,8		240.522,2	
Negociables Titulos Participativos		68.826,9		58.571,5	
Para Mantener Hasta el Vencimiento		0,9		-	
Disponibles Para la Venta en Titulos de Deuda		459.804,4		338.495,5	
Disponibles Para la Venta en Titulos Participativos		1.587.566,3		1.708.612,9	
Derechos de Recompra de Inversiones		363.856,4		445.477,0	
Menos: Provisión		(8.893,0)		(113.269,0)	
ACEPTACIONES Y DERIVATIVOS	(Nota 6)		(16.394,3)		(11.180,0)
Derivados		(16.394,3)		(11.180,0)	
Derechos		4.745.127,1		5.777.136,1	
Obligaciones		(4.761.521,4)		(5.788.316,1)	
CUENTAS POR COBRAR	(Notas 7 y 21)		30.404,0		47.131,5
Intereses		220,6		326,0	
Comisiones y Honorarios		2.347,2		2.913,7	
Pago por Cuenta de Clientes Comercial		0,7		3,4	
Otras		29.807,6		45.835,6	
Menos: Provisión		(1.972,1)		(1.947,2)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO	(Nota 8)		5.454,7		5.230,7
Bienes Recibidos en Pago Diferentes a Vivienda		25.133,4		25.491,1	
Bienes no utilizados en el Objeto Social		585,9		585,9	
Menos: Provisión		(20.264,6)		(20.846,3)	
PROPIEDADES Y EQUIPO, NETO	(Nota 9)		9.715,8		9.933,3
Terrenos, Edificios y Construcciones en Curso		14.144,7		14.129,6	
Equipo, Muebles y Enseres de Oficina		8.744,2		8.823,7	
Equipo de Computación		9.227,2		9.081,2	
Otras		1.179,3		1.080,7	
Menos: Depreciación Acumulada		(23.579,6)		(23.181,9)	
OTROS ACTIVOS	(Notas 10)		76.676,7		53.280,6
Aportes Permanentes		98,2		98,2	
Gastos Anticipados y Cargos Diferidos		2.816,9		3.439,4	
Otros		96.614,4		71.137,3	
Menos: Provisión		(22.852,8)		(21.394,3)	
VALORIZACIONES	(Notas 5 y 21)		460.209,4		430.452,1
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Minima Bursatilidad o sin Cotizacion en Bolsa		433.702,0		403.948,2	
Propiedades y Equipo		26.507,4		26.503,9	
DESVALORIZACIONES	(Nota 5)		(13.633,2)		(38.092,9)
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Minima Bursatilidad o sin Cotizacion en Bolsa					
TOTAL ACTIVO		$	3.430.914,3	$	3.469.098,9
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA	(Nota 19)	$	345.665,8		192.261,5
CUENTAS CONTINGENTES DEUDORAS	(Nota 19)		853.078,6		433.387,9
CUENTAS DE ORDEN DEUDORAS	(Nota 20)		5.122.272,5		7.821.005,7
CUENTAS DE ORDEN ACREEDORAS POR CONTRA	(Nota 20)		2.776.802,4		5.456.212,9
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$	9.097.819,3	$	13.902.868,0

PASIVO Y PATRIMONIO	Notas	A: 31/12/2008 DD/MM/AAAA		A: 30/06/2008 DD/MM/AAAA	
DEPOSITOS Y EXIGIBILIDADES	(Notas 11 y 21)	$	1.055.008,9	$	1.045.851,8
Certificados de Depósito a Término		801.849,0		798.403,6	
Depósitos de Ahorro		205.908,7		242.320,2	
Otros		47.251,2		5.128,0	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA	(Nota 12)		350.644,4		435.423,7
CUENTAS POR PAGAR	(Notas 13 y 21)		63.938,5		76.029,1
Intereses		15.052,6		18.625,8	
Comisiones y Honorarios		-		3,5	
Dividendos y Excedentes		43.291,8		35.620,2	
Otras		5.594,1		21.779,6	
OTROS PASIVOS	(Nota 14)		4.182,8		8.195,4
Obligaciones Laborales Consolidadas		1.849,9		1.944,0	
Ingresos Anticipados y Abonos Diferidos		1.053,6		4.992,3	
Pensiones de Jubilación		1.279,3		1.259,1	
PASIVOS ESTIMADOS Y PROVISIONES	(Nota 15)		4.039,1		8.958,9
Obligaciones Laborales		1.256,3		813,1	
Impuestos		101,2		4.830,6	
Otros		2.681,6		3.315,2	
TOTAL PASIVO			1.477.813,7		1.574.458,9
PATRIMONIO			1.953.100,6		1.894.640,0
CAPITAL SOCIAL	(Nota 16)		1.701,6		1.683,4
Dividido en 170.161.992 Acciones de Valor Nominal de $ 10.oo c/u					
RESERVAS	(Nota 17)		1.169.814,7		1.168.009,8
Reserva Legal		641.627,2		617.134,5	
Reservas Estatutarias y Ocasionales		528.187,5		550.875,3	
SUPERAVIT o DEFICIT			654.118,2		627.635,3
Ganancias o Pérdidas No Realiz. en Inv. Disponibles Para la Vta	(Nota 18)	207.542,0		235.276,1	
Valorizaciones		460.209,4		430.452,1	
Desvalorizaciones		(13.633,2)		(38.092,9)	
UTILIDAD DEL EJERCICIO			127.466,1		97.311,5
TOTAL PASIVO Y PATRIMONIO			3.430.914,3		3.469.098,9
CUENTAS CONTINGENTES ACREEDORAS	(Nota 19)	$	345.665,8	$	192.261,5
Avales y Garantías		107.005,1		79.118,6	
Otras Contingencias		238.660,7		113.142,9	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA	(Nota 19)		853.078,6		433.387,9
CUENTAS DE ORDEN DEUDORAS POR CONTRA	(Nota 20)		5.122.272,5		7.821.005,7
CUENTAS DE ORDEN ACREEDORAS	(Nota 20)		2.776.802,4		5.456.212,9
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$	9.097.819,3	$	13.902.868,0
UTILIDAD POR ACCION (En Pesos)		$	753,12	$	583,31

Las notas adjuntas son parte integral de los es los estados financieros



JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)



MARTHA CECILIA CASTRO ORTÍZ
CONTADOR (*)
T. P. 40995-T



NELSON GERMÁN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver mi informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

CORPORACION FINANCIERA COLOMBIANA S. A.
Estados de Ganancias y Pérdidas
31 de diciembre y 30 de junio de 2008
(Expresado en Millones de Pesos)

		PERIODOS COMPRENDIDOS			
		DEL 01-07-2008 DD/MM/AAAA	AL 31-12-2008 DD/MM/AAAA	DEL 01-01-2008 DD/MM/AAAA	AL 30-06-2008 DD/MM/AAAA
INGRESOS OPERACIONALES DIRECTOS	**(Nota 22)**	$	966.559,1	$	817.204,0
Intereses		11.848,8		8.604,3	
Utilidad en Valoracion Inversiones Neg Títulos de Deuda		18.926,4		7.136,6	
Utilidad en Valoracion Inversiones Neg Títulos Participativos		1.576,5		6.620,3	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto.		2.522,2		3.778,0	
Utilidad en Valoracion Inversiones Disponibles para la venta Tít Deuda		33.500,6		37.034,8	
Ganancia Realizada en Inversiones Disponibles Para la Venta		1.096,5		26,2	
Comisiones y Honorarios		3.619,4		6.222,8	
Utilidad en Valoracion de Derivados		551.820,4		610.047,5	
Utilidad en Valoracion de Operaciones de Contado		3.936,3		4.264,8	
Cambios		311.146,5		129.803,6	
Utilidad en Venta de Inversiones		26.565,5		3.665,1	
GASTOS OPERACIONALES DIRECTOS			923.067,8		806.686,3
Intereses		79.177,1		70.983,4	
Pérdida Realizada en Inv. Disponibles para la Vta.		375,3		-	
Comisiones		1.912,1		3.972,0	
Pérdida en Valoración de Derivados		548.114,8		579.167,3	
Cambios		283.975,5		144.817,4	
Pérdida en Venta de Inversiones		4.575,5		2.695,1	
Perdida en la Valoración de Operaciones de Contado		4.937,5		5.051,1	
RESULTADO OPERACIONAL DIRECTO			43.491,3		10.517,7
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO			79.885,5		54.510,6
INGRESOS OPERACIONALES			121.917,8		98.990,3
Dividendos y Participaciones		112.724,8		93.593,4	
Otros	(Nota 22)	9.193,0		5.396,9	
GASTOS OPERACIONALES			42.032,3		44.479,7
Gastos de Personal		12.408,4		13.076,0	
Otros	(Nota 23)	29.623,9		31.403,7	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES			123.376,8		65.028,3
PROVISIONES			3.629,2		1.974,4
Inversiones	(Nota 5)	639,6		1.778,7	
Cuentas por Cobrar		1.323,3		89,1	
Otras	(Nota 24)	1.666,3		106,6	
DEPRECIACIONES - BIENES DE USO PROPIO	(Nota 9)		588,1		590,6
AMORTIZACIONES			700,5		637,8
RESULTADO OPERACIONAL NETO			118.459,0		61.825,5
INGRESOS NO OPERACIONALES	(Nota 25)		12.971,6		41.816,3
GASTOS NO OPERACIONALES	(Nota 21)		831,6		1.880,5
RESULTADO NETO NO OPERACIONAL			12.140,0		39.935,8
UTILIDAD ANTES DE IMPUESTO A LA RENTA			130.599,0		101.761,3
IMPUESTO A LA RENTA Y COMPLEMENTARIOS	(Nota 26)		3.132,9		4.449,8
UTILIDAD DEL EJERCICIO		$	127.466,1	$	97.311,5

Las notas adjuntas son parte integral de los es los estados financieros



JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)



MARTHA CECILIA CASTRO ORTÍZ
CONTADOR (*)
T. P. 40995-T



NELSON GERMÁN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver mi informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

CORPORACION FINANCIERA COLOMBIANA S. A.
Estados de Cambios en el Patrimonio de los Accionistas
Periodos que terminaron el 31 de diciembre y 30 de junio de 2008
(Expresados en millones de pesos)

				Reservas Estatutarias y Ocasionales										
		Capital Social	Reserva Legal	Disposiciones fiscales	A Disposición de la Asamblea	Fomento Económico	Capitaliz Económica	Total	Ganancias o Pérdidas No Realizadas en Inversiones	Valorizaciones	Desvalorizaciones	Resultado de Ejercicios Anteriores	Utilidad del Ejercicio	Patrimonio de los Accionistas
Saldo al 31 de diciembre de 2007	$	1.653,8	574.784,8	380.652,3	182.810,9	8,8	4,4	563.476,4	259.447,1	330.852,4	(37.394,4)	-	100.398,9	1.793.219,0
Traslado de utilidades del ejercicio a resultados de ejercicios anteriores		-	-	-	-	-	-	-	-	-	-	100.398,9	(100.398,9)	-
Liberación reserva para futuros repartos		-	-	-	(182.810,7)	-	-	(182.810,7)	-	-	-	182.810,7	-	-
Constitución Reservas Sobre Valoración de Inversiones Decreto 2336/95		-	-	8.432,0	-	-	-	8.432,0	-	-	-	(8.432,0)	-	-
Constitución reserva para futuros repartos		-	-	-	161.777,6	-	-	161.777,6	-	-	-	(161.777,6)	-	-
Dividendo en efectivo de $426.0 por acción sobre 154.884.915 acciones ordinarias y 10.496.823 acciones con dividendo preferenciales suscritas y pagadasa diciembre 31 de 2007. Este dividendo se cancelará en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir del 1 de abril de 2008.		-	-	-	-	-	-	-	-	-	-	(70.620,7)	-	(70.620,7)
Dividendo en acciones de $257.27 por cada acción sobre las 154.884.915 acciones ordinarias y de $257.27 por cada acción sobre las 10.496.823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se pagara en acciones, a razón de 1 acción por cada 55.733796912 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 55.733796912 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2007. El pago de las acciones se hará el día 3 de abril de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de 2.967.351 nuevas acciones, 2.779.012 acciones ordinarias y 188.339 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de enero de 2008, $14.338.51.		29,6	42.349,7	-	-	-	-	-	-	-	-	(42.379,3)	-	-
Movimiento del ejercicio		-	-	-	-	-	-	-	(24.171,0)	99.599,7	(698,5)	-	-	74.730,2
Utilidad del ejercicio		-	-	-	-	-	-	-	-	-	-	-	97.311,5	97.311,5
Saldo al 30 de junio de 2008	$	1.683,4	617.134,5	389.084,3	161.777,8	8,8	4,4	550.875,3	235.276,1	430.452,1	(38.092,9)	-	97.311,5	1.894.640,0
Traslado de utilidades del ejercicio a resultados de ejercicios anteriores		-	-	-	-	-	-	-	-	-	-	97.311,5	(97.311,5)	-
Liberación reserva para futuros repartos		-	-	-	(161.777,8)	-	-	(161.777,8)	-	-	-	161.777,8	-	-
Constitución Reservas Sobre Valoración de Inversiones Decreto 2336/95		-	-	5.640,7	-	-	-	5.640,7	-	-	-	(5.640,7)	-	-
Constitución reserva para futuros repartos		-	-	-	133.449,3	-	-	133.449,3	-	-	-	(133.449,3)	-	-
Dividendo en efectivo de $510.0 por acción sobre 157.656.790 acciones ordinarias y 10.680.570 acciones preferenciales suscritas y pagadas a junio 30 de 2008 Este dividendo se cancelará en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir de octubre de 2008.		-	-	-	-	-	-	-	-	-	-	(85.852,1)	-	(85.852,1)
Dividendo en acciones de $202.85 por cada acción sobre las 157.656.790 acciones ordinarias y de $202.85 por cada acción sobre las 10.680.570 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se pagara en acciones, a razón de 1 acción por cada 66.223163049 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 66.223163049acciones preferenciales, suscritas y pagadas a 30 de junio de 2008. El pago de las acciones se hará el día 1 de octubre de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de 2.541.971 nuevas acciones, 2.380.690 acciones ordinarias y 161.281 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de julio de 2008, $13.433.37.		18,2	24.492,7	-	-	-	-	-	-	-	-	(24.510,9)	-	-
Dividendos decretados en acciones que fueron pagados en efectivo a solicitud de los accionistas		-	-	-	-	-	-	-	-	-	-	(9.636,3)	-	(9.636,3)
Movimiento del ejercicio		-	-	-	-	-	-	-	(27.734,1)	29.757,3	24.459,7	-	-	26.482,9
Utilidad del ejercicio		-	-	-	-	-	-	-	-	-	-	-	127.466,1	127.466,1
Saldo al 31 de diciembre de 2008	$	1.701,6	641.627,2	394.725,0	133.449,3	8,8	4,4	528.187,5	207.542,0	460.209,4	(13.633,2)	-	127.466,1	1.953.100,6

Las notas adjuntas son parte integral de los es los estados financieros


JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)


MARTHA CECILIA CASTRO ORTÍZ
CONTADOR (*)
T.P. No. 40995-T


NELSON GERMÁN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver mi informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

CORPORACION FINANCIERA COLOMBIANA S.A.
Estados de Flujos de Efectivo
Periodos que terminaron el 31 de diciembre y 30 de junio de 2008
(Expresados en millones de pesos)

	Diciembre 2008	Junio 2008
Flujos de Efectivo por las Actividades de Operación:		
Utilidad Neta del Ejercicio	$ 127.466,1	$ 97.311,5
Ajustes para Conciliar la Utilidad Neta y el Efectivo Neto Provisto en las Actividades de Operación:		
Provisión Inversiones no Negociables Renta Variable	639,6	1.778,7
Provisión Cuentas por Cobrar	1.323,3	89,1
Provisión Bienes Recibidos en Pago	207,8	15,6
Provisión Otros Activos	1.458,5	21,1
Reintegro Provisión Inversiones	(6.279,8)	(8.997,1)
Reintegro Provisión Cuentas por Cobrar	(111,1)	(3,1)
Reintegro Provisión Bienes Recibidos en Pago	(731,2)	(18,3)
Reintegro Provisión Otros Activos	-	(0,6)
Valoración de Inversiones, Neto	(56.525,7)	(54.569,7)
Disminución Ganancia No Realizada en Inversiones Disponibles Para la Venta	(27.734,1)	(24.171,0)
Utilidad en Venta de Bienes Recibidos en Pago, Neta	(256,5)	(3.118,4)
Utilidad en Venta de Propiedades y Equipo, Neta	(11,3)	(357,0)
Depreciaciones	588,1	590,6
Amortizaciones	700,5	637,8
Utilidad depurada	40.734,2	9.209,2
(Disminución) Aumento Pasivos Estimados y Provisiones	(4.919,8)	5.278,8
Disminución Otros Pasivos	(4.012,6)	(2.249,7)
Disminución Cuentas por Pagar	(12.090,6)	(6.958,6)
Disminución Cuentas por Cobrar, Neto	15.515,3	33.399,8
Aumento en Otros Activos	(25.555,1)	(12.844,3)
Disminución Bienes Recibidos en Pago	555,9	4.094,4
Efectivo Neto Provisto en Actividades de Operación	10.227,3	29.929,6
Flujo de Efectivo de las Actividades de Inversión:		
Venta de Inversiones	(68.949,5)	(51.535,6)
Utilidad en Venta de Inversiones, Neta	(21.990,0)	(970,0)
Dismunición Aceptaciones y Derivativos	5.214,3	43.956,3
Producto de la Venta de Inversiones	124.606,4	114.980,2
(Aumento) Disminución Propiedades y Equipo	(359,3)	746,6
Dividendos Recibidos en Efectivo	196,4	455,8
Efectivo Neto Provisto por Actividades de Inversión	38.718,3	107.633,3
Flujo de Efectivo de las Actividades de Financiación:		
Aumento Depósitos y Exigibilidades	9.157,1	80.703,3
Disminución Fondos Interbancarios Comprados y Pactos de Recompra	(84.779,3)	(109.192,9)
Dividendos Pagados en Efectivo	(95.488,4)	(70.620,7)
Efectivo Neto Utilizado en Actividades de Financiación	(171.110,6)	(99.110,3)
(Disminución) Aumento Neto en Efectivo y Equivalentes de Efectivo	(122.165,0)	38.452,6
Efectivo al Comienzo del Período	293.933,5	255.480,9
Efectivo al Final del Período	$ 171.768,5	$ 293.933,5

Las notas adjuntas son parte integral de los es los estados financieros



JOSE ELIAS MELO ACOSTA
PRESIDENTE (*)



MARTHA CECILIA CASTRO ORTIZ
CONTADOR (*)
T.P. No. 40995-T



NELSON GERMÁN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver mi informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

CORPORACIÓN FINANCIERA COLOMBIANA S. A Y SUBORDINADAS
Balances Generales Consolidados
31 de diciembre y 30 de junio de 2008
(Expresado en millones de pesos)

ACTIVO	Nota	31/12/2008 DD/MM/AAAA		30/06/2008 DD/MM/AAAA	
DISPONIBLE	(nota 3)	$	121.615,2	$	158.659,1
MONEDA LEGAL		121.022,5		156.944,7	
Caja, Bancos y Otros		121.022,5		156.944,7	
MONEDA EXTRANJERA		592,7		1.714,4	
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA	(nota 4)		121.970,6		191.473,0
INVERSIONES	(nota 5)		2.443.014,5		2.434.619,4
Negociables en Títulos de Deuda		252.849,5		282.148,9	
Negociables en Títulos Participativos		89.166,8		69.044,0	
Para Mantener hasta el Vencimiento		5.092,3		5.160,5	
Disponibles para la Venta en Títulos de Deuda		523.796,0		393.184,7	
Disponibles para la Venta en Títulos Participativos		1.215.635,2		1.245.091,4	
Derechos de Recompra de Inversiones		363.628,6		450.009,5	
Menos: Provisión		(7.153,9)		(10.019,6)	
CARTERA DE CREDITOS	(nota 6)		496.107,8		535.828,7
Créditos de Consumo, Garantía Idónea		2.782,8		3.722,3	
Categoría A, Riesgo Normal		2.565,2		3.292,0	
Categoría B, Riesgo Aceptable		73,3		289,4	
Categoría C, Riesgo Apreciable		40,3		52,3	
Categoría D, Riesgo Significativo		75,4		-	
Categoría E Incobrable		28,6		88,6	
Créditos de Consumo, Otras Garantías		115,9		217,1	
Categoría A, Riesgo Normal		106,8		151,4	
Categoría B, Riesgo Aceptable		-		51,1	
Categoría C, Riesgo Aceptable		-		3,2	
Categoría D, Riesgo Aceptable		9,1		-	
Categoría E incobrable		-		11,4	
Menos: Provisión		(120,0)		(81,2)	
Cartera Comercial, Garantía Idónea		508.554,3		547.721,6	
Categoría A Normal		448.266,4		514.665,0	
Categoría B Aceptable		34.707,2		18.111,4	
Categoría C Apreciable		10.151,6		2.925,5	
Categoría D Significativa		13.659,5		9.888,4	
Categoría E Incobrable		1.769,6		2.131,3	
Menos: Provisión		(23.201,6)		(21.809,7)	
Cartera Comercial, Otras Garantías		8.125,7		6.337,6	
Categoría A Normal		6.460,8		5.480,0	
Categoría B Aceptable		69,0		15,4	
Categoría C Apreciable		29,4		29,3	
Categoría D Significativa		710,4		611,5	
Categoría E Incobrable		856,1		201,4	
Menos: Provisión		(140,8)		(210,3)	
Menos: Provisión General		(8,5)		(68,7)	
ACEPTACIONES Y DERIVATIVOS	(nota 7)		(16.411,5)		(11.158,1)
Derivados		(16.411,5)		(11.158,1)	
Derechos		4.743.835,6		5.767.392,7	
Obligaciones		(4.760.247,1)		(5.778.550,8)	
CUENTAS POR COBRAR	(nota 8)		149.027,7		206.947,6
Intereses		775,5		1.644,3	
Comisiones y Honorarios		4.198,5		4.749,5	
Otras		155.507,8		211.552,2	
Menos: Provisión		(11.454,1)		(10.998,4)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO	(nota 9)		154.461,0		152.181,1
Bienes Realizables		148.862,3		146.584,1	
Bienes Recibidos en Pago		26.738,7		27.865,3	
Bienes Restituidos de Contratos de Leasing		4.425,3		2.898,5	
Bienes no Utilizados en el Objeto Social		585,9		585,9	
Menos: Provisión		(26.151,2)		(25.752,7)	
PROPIEDADES, EQUIPOS Y BIENES DADOS EN LEASING	(nota 10)		258.019,1		299.387,7
Terrenos, Edificios y Construcciones en Curso		180.904,1		233.401,8	
Equipo, Muebles y Enseres de Oficina		28.686,1		39.061,3	
Equipo de Computación		25.311,8		31.745,6	
Otras		320.614,5		509.742,3	
Menos: Depreciacion y Amortizacion Acumulada		(291.263,3)		(509.626,8)	
Más : Depreciación y Amortización Diferida		-		8.664,9	
Menos: Provisión		(6.234,1)		(13.601,4)	
EXCESO DEL COSTO DE INVERSIÓN SOBRE EL VALOR EN LIBROS	(nota 11)		4.565,3		5.435,3
OTROS ACTIVOS			658.117,8		637.417,9
Aportes Permanentes		9.435,1		5.569,8	
Gastos Anticipados y Cargos Diferidos	(nota 12)	376.565,6		369.218,5	
Bienes por Colocar en Contratos de Leasing		26.913,4		12.691,6	
Otros	(nota 12)	268.746,2		272.270,9	
Menos: Provisión		(23.542,5)		(22.332,9)	
VALORIZACIONES	(nota 13)		440.673,2		607.024,9
Aportes Permanentes		-		55,6	
Inversiones disponibles para la Venta en Títulos Participativos de Baja o Mínima o sin Cotización en Bolsa		137.738,6		133.668,5	
Propiedad y Equipos		289.124,2		459.743,1	
Otras		13.710,4		13.557,7	
DESVALORIZACIONES	(nota 13)		(11.398,7)		(16.507,8)
TOTAL ACTIVO		$	4.819.652,0	$	5.201.308,8
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA	(nota 25)		422.214,6		266.981,7
CUENTAS CONTINGENTES DEUDORAS	(nota 25)		1.537.466,7		1.162.578,7
CUENTAS DE ORDEN DEUDORAS	(nota 26)		7.459.211,1		10.455.682,8
CUENTAS DE ORDEN ACREEDORAS POR CONTRA	(nota 27)		3.934.011,3		6.800.513,5
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$	14.468.155,8	$	18.685.756,7

PASIVO Y PATRIMONIO	Nota	31/12/2008 DD/MM/AAAA		30/06/2008 DD/MM/AAAA	
DEPOSITOS Y EXIGIBILIDADES		$	1.294.013,4	$	1.288.406,6
Certificados de Depósito a Término	(nota 14)	1.043.241,1		1.043.957,6	
Depósito de Ahorro		203.258,8		236.931,1	
Otros	(nota 14)	47.513,5		7.517,9	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA	(nota 15)		360.606,5		445.431,3
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS	(nota 16)		318.852,8		360.922,3
Otras Entidades del País		300.678,6		333.512,7	
Entidades del Exterior		18.174,2		27.409,6	
CUENTAS POR PAGAR			219.720,8		298.967,6
Intereses	(nota 17)	26.779,7		36.179,0	
Comisiones y Honorarios		716,6		1.827,0	
Dividendos y Excedentes		44.102,9		35.834,8	
Otras	(nota 17)	148.121,6		225.126,8	
TITULOS DE INVERSIÓN EN CIRCULACION	(nota 18)		185.506,6		224.634,6
OTROS PASIVOS			151.884,3		158.198,1
Obligaciones Laborales Consolidadas	(nota 19)	17.336,4		16.675,4	
Ingresos Anticipados y Abonos Diferidos	(nota 19)	44.849,1		50.415,1	
Pensiones de Jubilación		18.673,0		18.973,6	
Otros	(nota 19)	71.025,8		72.134,0	
PASIVOS ESTIMADOS Y PROVISIONES	(nota 20)		23.991,0		37.474,6
Obligaciones Laborales		1.949,9		5.708,3	
Impuestos		13.943,2		18.338,3	
Otros		8.097,9		13.428,0	
DEFECTO DEL COSTO DE LA INVERSION SOBRE EL VALOR EN LIBROS	(nota 21)		14.006,6		11.423,7
TOTAL PASIVO EXTERNO			2.558.583,0		2.825.458,8
INTERES MINORITARIO			268.586,8		331.723,6
TOTAL PASIVO			2.827.169,8		3.157.182,4
PATRIMONIO			1.992.482,2		2.044.126,4
CAPITAL SOCIAL	(nota 22)		1.701,6		1.683,4
RESERVAS			1.249.190,1		1.267.206,0
Reserva Legal	(nota 23)	86.946,6		81.113,7	
Reservas Estatutarias y Ocasionales	(nota 23)	535.102,0		572.826,8	
Prima en Colocacion de Aportes		627.141,5		613.265,5	
SUPERAVIT			473.014,1		542.263,6
Ganancia No Realizada en Inversiones Disponibles para la Venta	(nota 24)	202.888,8		234.985,9	
Valorizaciones		280.371,5		321.730,7	
Desvalorizaciones		(10.246,2)		(14.453,0)	
RESULTADO DE EJERCICIOS ANTERIORES			169.079,9		119.605,8
UTILIDAD DEL EJERCICIO			99.496,5		113.367,6
TOTAL PASIVO Y PATRIMONIO		$	4.819.652,0	$	5.201.308,8
CUENTAS CONTINGENTES ACREEDORAS	(nota 25)		422.214,6		266.981,7
Avales y Garantías		107.005,1		79.118,6	
Otras Contingencias		315.209,5		187.863,1	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA	(nota 25)		1.537.466,7		1.162.578,7
CUENTAS DE ORDEN DEUDORAS POR CONTRA	(nota 26)		7.459.211,1		10.455.682,8
CUENTAS DE ORDEN ACREEDORAS	(nota 27)		3.934.011,3		6.800.513,5
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$	13.352.903,7	$	18.685.756,7

Las notas adjuntas son parte integral de los estados financieros consolidados



JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)



MARTHA C. CASTRO ORTÍZ
CONTADOR (*)
T. P. No. 40995-T



NELSON GERMÁN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
(Ver mi informe de febrero 25 de 2009)
Designado por Deloitte & Touche Ltda.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros.

CORPORACION FINANCIERA COLOMBIANA S. A. Y SUBORDINADAS
Estados Consolidados de Resultados
Por los semestres terminados el 31 de diciembre y 30 de junio de 2008
(Expresado en millones de pesos)

		PERIODOS COMPRENDIDOS			
		DEL 01-07/2008 DD/MM/AAAA	AL 31-12/2008 DD/MM/AAAA	DEL 01-01/2008 DD/MM/AAAA	AL 30-06/2008 DD/MM/AAAA
INGRESOS OPERACIONALES DIRECTOS		$	**1.000.426,7**	$	**844.579,4**
Intereses y Descuento Amort Cartera de Crédito y otros i	$	18.902,6		15.992,0	
Utilidad en Valoracion Inversiones Neg Títulos de Deuda		22.215,6		9.545,8	
Utilidad en Valoracion Inversiones Neg Títulos Participativos		714,7		6.030,9	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto.		2.620,8		3.993,7	
Utilidad en Valoracion Inversiones Disponibles para la venta Tít Deuda		34.705,2		38.011,3	
Ganancia Realizada en Inv. Disponibles Para la Venta		1.096,5		29,9	
Comisiones y Honorarios		14.897,2		17.353,3	
Utilidad en Valoración de Operaciones de Contado		3.936,3		4.264,8	
Utilidad en Valoración de Derivados		551.611,6		610.229,9	
Cambios		313.796,6		134.434,6	
Utilidad en Venta de Inversiones		35.929,6		4.693,2	
GASTOS OPERACIONALES DIRECTOS			**973.054,2**		**861.584,0**
Intereses, Prima Amortizada , Amortizacion de Descuento y Costos de Ventas		119.317,5		114.220,9	
Pérdida Realizada en Inv. Disponibles para la Vta.		375,3		-	
Comisiones		7.325,3		12.838,8	
Pérdida en Valoración de Derivados		547.685,9		579.151,8	
Cambios		288.619,3		147.321,6	
Pérdida en Venta de Inversiones		4.793,4		2.999,8	
Perdida en la Valoración de Operaciones de Contado		4.937,5		5.051,1	
RESULTADO OPERACIONAL DIRECTO			**27.372,5**		**(17.004,6)**
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO			**148.089,8**		**181.322,5**
INGRESOS OPERACIONALES			**476.136,3**		**541.733,4**
Dividendos y Participaciones		30.354,9		52.347,4	
Otros	**(nota 29)**	445.781,4		489.386,0	
GASTOS OPERACIONALES			**328.046,5**		**360.410,9**
Gastos de Personal		62.594,5		69.982,6	
Otros	**(nota 30)**	265.452,0		290.428,3	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES			**175.462,3**		**164.317,9**
PROVISIONES			**18.987,7**		**14.009,4**
Inversiones		1.011,7		1.891,8	
Cartera de Créditos	**(nota 6)**	8.221,8		9.494,0	
Cuentas por Cobrar	**(nota 8)**	5.406,8		2.108,0	
Propiedades y Equipos		2,2		-	
Otras	**(nota 31)**	4.345,2		515,6	
DEPRECIACIONES - BIENES DE USO PROPIO			**4.462,9**		**4.776,0**
AMORTIZACIONES			**11.835,9**		**10.407,5**
RESULTADO OPERACIONAL NETO			**140.175,8**		**135.125,0**
INGRESOS NO OPERACIONALES			**31.785,2**		**63.607,1**
Ingresos no Operacionales	**(nota 32)**	29.593,4		61.840,8	
Interese Minoritario		407,5		52,2	
Amortización Defecto del Costo de la Inversión Sobre el Valor en Libros		1.784,3		1.714,1	
GASTOS NO OPERACIONALES			**37.583,3**		**44.029,8**
Gastos no Operacionales		17.384,9		17.259,7	
Interés Minoritario		19.051,6		25.677,0	
Amortización Exceso del Costo de la Inversión Sobre el Valor en Libros		1.146,8		1.093,1	
RESULTADO NETO NO OPERACIONAL			**(5.798,1)**		**19.577,3**
UTILIDAD ANTES DE IMPUESTO A LA RENTA			**134.377,7**		**154.702,3**
IMPUESTO A LA RENTA Y COMPLEMENTARIOS			**34.881,2**		**41.334,7**
UTILIDAD DEL EJERCICIO		$	**99.496,5**	$	**113.367,6**

Las notas adjuntas son parte integral de los estados financieros consolidados





JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)

MARTHA C. CASTRO ORTÍZ
CONTADOR(*)
T. P. No. 40995-T

NELSON GERMÁN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
(Ver mi informe de febrero 25 de 2009)
Designado por Deloitte & Touche Ltda.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros.

CORPORACION FINANCIERA COLOMBIANA S. A. Y SUBORDINADAS
Estado de cambios en Patrimonio
Por los semestres terminados el 31 de diciembre y 30 de junio de 2008
(Expresado en millones de pesos)

	Capital Social	Reservas Legal	Reservas Estatutarias y Ocasionales	Reservas Prima en Colocación de Acciones	Ganancia No Realizada en Inversiones	Superávit Valorizaciones	Superávit Desvalorizaciones	Resultado de Ejercicios Anteriores	Resultados del Ejercicio	Patrimonio de los Accionistas
Saldo al 31 de diciembre de 2007	$ 1.653,8	76.730,6	583.123,4	571.532,3	259.447,8	236.214,6	(13.526,6)	129.693,7	106.251,7	1.951.121,3
Traslado de resultados del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	106.251,7	(106.251,7)	-
Liberación reserva para futuros repartos	-	-	(182.810,7)	-	-	-	-	182.810,7	-	-
Reservas Sobre Valoracion de Inversiones Decreto 2336/95	-	-	8.432,0	-	-	-	-	(8.432,0)	-	-
Reserva para futuros repartos	-	-	161.777,6	-	-	-	-	(161.777,6)	-	-
Dividendo en efectivo de $426.0 por acción sobre 154.884.915 acciones ordinarias y 10.496.823 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas al 31 de diciembre de 2007. Este dividendo se canceló en seis (6) cuotas mensuales dentro de los cinco primeros días de cada mes a partir del 1 de julio de 2008.	-	-	-	-	-	-	-	(70.620,7)	-	(70.620,7)
Dividendo en acciones de $257.27 por cada acción sobre las 154.884.915 acciones ordinarias y de $257.27 por cada acción sobre las 10.496.823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se pagó en acciones, a razón de 1 acción por cada 55.733796912 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 55.733796912 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2007. El pago de las acciones se hizó el día 3 de abril de 2008 a quien tenia la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitieron un total de 2.967.351 nuevas acciones, 2.779.012 acciones ordinarias y 188.339 acciones preferenciales.										
El valor unitario de las acciones correspondió al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de enero de 2008, $14,338.51.	29,6	-	-	42.349,7	-	-	-	(42.379,3)	-	-
Movimiento del ejercicio	-	4.383,1	2.304,5	(616,5)	(24.461,9)	85.516,1	(926,4)	(15.940,7)	-	50.258,2
Utilidad del ejercicio	-	-	-	-	-	-	-	-	113.367,6	113.367,6
Saldo al 30 de junio de 2008	$ 1.683,4	81.113,7	572.826,8	613.265,5	234.985,9	321.730,7	(14.453,0)	119.605,8	113.367,6	2.044.126,4
Traslado de resultados del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	113.367,6	(113.367,6)	-
Liberación reserva para futuros repartos	-	-	(161.777,8)	-	-	-	-	161.777,8	-	-
Reservas Sobre Valoracion de Inversiones Decreto 2336/95	-	-	5.640,7	-	-	-	-	(5.640,7)	-	-
Reserva para futuros repartos	-	-	133.449,3	-	-	-	-	(133.449,3)	-	-
Dividendo en efectivo de $510.0 por acción sobre 157.656.790 acciones ordinarias y 10.680.570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se esta cancelando en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir de octubre de 2008.	-	-	-	-	-	-	-	(85.852,1)	-	(85.852,1)
Dividendo en acciones de $202.85 por cada acción sobre las 157.656.790 acciones ordinarias y de $202.85 por cada acción sobre las 10.680.570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se pagó en acciones, a razón de 1 acción por cada 66.223163049 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 66.223163049 acciones preferenciales, suscritas y pagadas a 30 de junio de 2008. El pago de las acciones se hizó el día 1 de octubre de 2008 a quien tenia la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitieron un total de 2.541.971 nuevas acciones, 2.380.690 acciones ordinarias y 161.281 acciones preferenciales.										
El valor unitario de las acciones que se entrego correspondió al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de julio de 2008, $13,433.37.	18,2	-	-	24.492,7	-	-	-	(24.510,9)	-	-
Dividendos decretados en acciones que fueron pagados en efectivo a solicitud de los accionistas	-	-	-	-	-	-	-	(9.636,3)	-	(9.636,3)
Movimiento del ejercicio	-	5.832,9	(15.037,0)	(10.616,7)	(32.097,1)	(41.359,2)	4.206,8	33.418,0	-	(55.652,3)
Utilidad del ejercicio	-	-	-	-	-	-	-	-	99.496,5	99.496,5
Saldo al 31 de diciembre de 2008	1.701,6	86.946,6	535.102,0	627.141,5	202.888,8	280.371,5	(10.246,2)	169.079,9	99.496,5	1.992.482,2

Las notas adjuntas son parte integral de los estados financieros consolidados


JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)


MARTHA C. CASTRO ORTÍZ
CONTADOR (*)
T. P. No. 40995-T


NELSON GERMÁN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
(Ver mi informe de febrero 25 de 2009)
Designado por Deloitte & Touche Ltda.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros.

CORPORACION FINANCIERA COLOMBIANA S. A. Y SUBORDINADAS
Estados Consolidados de Flujos de Efectivo
Por los semestres terminados el 31 de diciembre y 30 de junio de 2008
(Expresados en millones de pesos)

		31/12/2008	30/06/2008
Flujos de Efectivo por las Actividades de Operación:			
Utilidad Neta del Ejercicio	$	**99.496,5**	**113.367,6**
Provisto en las Actividades de Operación:			
Provisión Inversiones		1.011,7	1.891,8
Provisión Cartera de Créditos		8.221,8	9.494,0
Provisión Cuentas por Cobrar		5.406,8	2.108,0
Provisión Bienes Realizables y Recibidos en Pago		1.509,1	318,5
Provisión Propiedades y Equipo		2,2	-
Provisión Otros Activos		1.500,0	127,2
Reintegro Provisión Inversiones		(6.279,8)	(8.997,1)
Reintegro Provisión Cartera de Créditos		(6.182,6)	(5.359,0)
Reintegro Provisión Cuentas por Cobrar		(4.454,9)	(1.648,8)
Reintegro Provisión Bienes Recibidos en Pago		(1.104,0)	(34,5)
Reintegro Provisión Propiedades y Equipos		(0,6)	(6,0)
Reintegro Provisión Otros Activos		-	(0,6)
Depreciaciones		4.462,9	4.776,0
Amortizaciones		11.835,9	10.407,5
(Disminución) Aumento Pasivos Estimados y Provisiones		(13.483,6)	13.499,6
Total Ajustes		**2.444,9**	**26.576,6**
Efectivo Neto Provisto en Actividades de Operación		**101.941,4**	**139.944,2**
Flujo de Efectivo de las Actividades de Inversión:			
Disminución en Inversiones		149.535,0	20.301,5
Disminución en Cartera de Créditos		37.681,7	9.009,7
Disminución en Aceptaciones y derivativos		5.253,4	48.191,1
Disminución en Cuentas por Cobrar,		56.968,0	14.063,7
Aumento en Bienes Recibidos en Pago		(2.685,0)	(294,8)
Disminución (Aumento) en Propiedades y Equipo		36.904,1	(1.120,8)
Aumento Otros Activos		(34.035,8)	(7.575,4)
Disminución del Costo de Inversión Sobre el Valor en Libros		880,0	910,9
Efectivo Neto Provisto en Actividades de Inversión		**250.501,4**	**83.485,9**
Flujo de Efectivo de las Actividades de Financiación:			
Aumento en Depósitos y Exigibilidades		5.606,8	90.402,6
Disminución en Fondos Interbancarios Comprados y Pactos de Recompra		(94.825,8)	(89.740,7)
(Disminución) Aumneto en Créditos de Bancos y Otras Obligaciones Financieras		(42.069,5)	947,1
Disminución en Cuentas por Pagar		(79.246,8)	(42.559,7)
Disminución en Títulos de Inversión en Circulación		(39.128,0)	(20.085,0)
(Disminución) en Otros Pasivos		(6.313,8)	(20.415,9)
Dividendos Pagados en efectivo		(110.363,0)	(70.620,7)
Aumento (Disminución) en Defecto del Costo de la Inversión Sobre el Valor en Libros		2.584,9	(3.793,1)
Disminución en Ganancias No Realizadas en Inversiones Disponibles Para la Venta		(32.097,1)	(24.461,9)
(Disminución) Aumento en Interés Minoritario		(63.136,8)	7.895,9
Efectivo Neto Utilizado por las Actividades de Financiación		**(458.989,1)**	**(172.431,4)**
(Disminución) Aumento Neto en Efectivo		**(106.546,3)**	**50.998,7**
Efectivo al Comienzo del Período		**350.132,1**	**299.133,4**
Efectivo al Final del Período	$	**243.585,8**	**350.132,1**

Las notas adjuntas son parte integral de los estados financieros consolidados



JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)



MARTHA C. CASTRO ORTÍZ
CONTADOR (*)
T. P. No. 40995-T



NELSON GERMÁN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
(Ver mi informe de febrero 25 de 2009)
Designado por Deloitte & Touche Ltda.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros.

4


Corficolombiana

NIT. 890.300.653-6

NOTAS A LOS ESTADOS FINANCIEROS

A diciembre 31 de 2008

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

CORPORACION FINANCIERA COLOMBIANA S. A.
Notas a los Estados Financieros
31 de diciembre y 30 de junio de 2008
(Cifras expresadas en millones de pesos, excepto cuando se indique lo contrario)

(1) Entidad Reportante

La Corporación Financiera Colombiana S.A., (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, constituida el 27 de noviembre de 1961 mediante escritura pública No. 5710 de la Notaría Primera del círculo de Cali, cuyo plazo de duración está previsto hasta el 2 de octubre del año 2051, el cual puede ser extendido por simple decisión de la Asamblea General de Accionistas.

Mediante la escritura pública No. 12.364 de diciembre 30 de 2005 otorgada en la Notaría 18 de Bogotá, se formaliza la fusión de la Corporación Financiera del Valle S.A.(entidad absorbente) con la Corporación Financiera Colombiana S.A.(entidad absorbida). En esa misma escritura la entidad absorbente modificó su razón social por la de Corporación Financiera Colombiana S.A., cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumentó su capital autorizado a $1.715.0.

Con la escritura pública No.10410 de la Notaría 71 de Bogotá, el día 26 de diciembre de 2007 se formalizó la fusión de la Corporación Financiera Colombiana (entidad absorbente) con la sociedad Proyectos de Energía S.A. (entidad absorbida), la cual se disolvió sin liquidarse.

La Corporación tiene como objeto social la realización de todos los actos y contratos autorizados a esta clase de establecimientos de crédito por el Estatuto Orgánico del Sistema Financiero o aquellas otras disposiciones especiales o normas que lo sustituyan, modifiquen o adicionen. En desarrollo del objeto, la sociedad puede realizar todos los actos y contratos para lograr su finalidad, como fomentar el ahorro y la inversión privada, desarrollar el mercado de capitales, promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas en aquellos sectores a los cuales se autorice la extensión de sus servicios, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 5 regionales y 6 agencias en distintas ciudades del país, al 31 de diciembre de 2008. La Corporación no tiene corresponsales no bancarios. Al 31 de diciembre de 2008 cuenta con 299 empleados directos, 5 indirectos y 32 temporales, además posee las siguiente filiales y subsidiarias: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda.,Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A, en restructración, Inversora en Aeropuertos S.A., e Industrias Lehner S.A. Los estados financieros que se acompañan incluyen los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

(2) Principales Políticas Contables

(a) Contabilidad Básica

El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

(b) **Disponible**

Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos en el Banco de la República, depósitos en bancos tanto en moneda nacional como en moneda extranjera y en otras entidades financieras tanto del país como del exterior.

Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de seis (6) meses de girados se reclasifica en la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen más de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

(c) **Operaciones Repo, Simultáneas y de Transferencia Temporal de Valores.**

En las operaciones repo, simultáneas y de transferencia temporal de valores se presenta un intercambio de valores y de dinero entre las partes. En el caso de la operación de transferencia temporal de valores respaldada por valores, el intercambio se realiza entre valores.

En estas operaciones una de las partes, el enajenante (u originador en la Ttv), entrega valores al adquirente (receptor en la Ttv), y al hacerlo le transfiere la propiedad de éstos. A cambio, el adquirente (o receptor en la Ttv) le entrega dinero al enajenante u originador. En el caso de la transferencia temporal de valores (Ttv) respaldada por valores, el receptor entrega valores al originador y al hacerlo le transfiere la propiedad de éstos.

La transferencia de la propiedad es parte integral y principal de la estructura legal de estas operaciones, con ella se busca proteger a la contraparte en caso de un incumplimiento de quien entregó los valores.

De acuerdo con la norma, los valores se deben mantener registrados en el balance de quien inicialmente los entrega y esta entidad es quien debe valorarlos y reconocer los riesgos propios de los mismos. Así mismo, los flujos de efectivo que generen los valores dentro del plazo de la operación le deben ser restituidos a quien los entregó inicialmente en la misma.

Estas consideraciones se reflejan contablemente de la siguiente manera:

El enajenante, el originador o el receptor, según sea el caso, deben reclasificar dentro de su balance los valores que han entregado en una operación repo, simultánea o de transferencia temporal de valores y adicionalmente, deberán registrarlos dentro de sus cuentas de orden para revelar la entrega de los mismos.

El adquirente, el receptor o el originador según sea al caso, deben registrar en sus cuentas de orden el recibo de los valores provenientes de las operaciones mencionadas.

Las entidades participes en operaciones repo, simultáneas y de transferencia temporal de valores deben registrar los recursos dinerarios provenientes de estas operaciones dentro de sus respectivos balances como una obligación o un derecho, según sea la posición en que se encuentre.

Los valores transferidos con ocasión de operaciones repo, simultánea y de transferencia temporal de valores sólo se registran en el balance del adquirente, del receptor o del originador, según sea el caso, en el momento en que se presente el incumplimiento de la respectiva operación o una de las partes de la operación sea objeto de un procedimiento concursal, de una toma de posesión para liquidación o de acuerdos globales de reestructuración de deudas.

Continúa....

En el mencionado evento, el enajenante, el originador o el receptor también debe retirar de su balance los valores entregados con ocasión de la celebración de las mencionadas operaciones.

Los valores obtenidos como consecuencia de la celebración de operaciones de transferencia temporal de valores, repo o simultánea que sean entregados nuevamente por la realización de alguna de las mencionadas operaciones, se registran únicamente a través de cuentas de orden.

Cuando se cumpla la operación a través de la cual se obtuvieron inicialmente los valores, se deberá revertir el registro realizado en cuentas de orden y en su lugar se aplicará la regla prevista en la tercera consideración para los valores entregados en desarrollo de las operaciones repo, simultáneas y de transferencia temporal de valores.

Cuando el adquirente, el originador o el receptor incurran en una posición en corto deberán registrar en su balance una obligación financiera a favor del enajenante, originador o receptor iniciales por el precio justo de intercambio de los respectivos valores.

Los rendimientos de las operaciones repo o de las operaciones simultáneas se deben causar por las partes exponencialmente durante el plazo de la respectiva operación y serán un gasto o un ingreso para cada una de éstas, según corresponda.

En las operaciones de transferencia temporal de valores, la entrega de los valores principales genera el pago de rendimientos por parte del receptor, los cuales se causarán exponencialmente durante el plazo de la operación. Dichos rendimientos serán un ingreso o un gasto para cada una de las partes según corresponda.

En aquellas operaciones de transferencia temporal de valores que se entreguen recursos dinerarios como respaldo de la operación, se podrá reconocer el pago de rendimientos y en dicho evento los mismos se causarán exponencialmente durante el plazo de la operación. Estos rendimientos se registrarán en los balances de las partes y serán un gasto o un ingreso para cada una de éstas, según corresponda.

La posición activa en una operación Repo o simultánea se presenta cuando una persona adquiere valores, a cambio de la entrega de una suma de dinero, asumiendo en dicho mismo acto y momento el compromiso de transferir nuevamente la propiedad al "enajenante" el mismo día o en una fecha posterior y a un precio determinado de valores de la misma especie y características. A este participante en la operación se le denominará: "adquiriente" .

La posición pasiva en una operación Repo o simultánea se presenta cuando una persona transfiere la propiedad de valores, a cambio del pago de una suma de dinero, asumiendo en este mismo acto y momento el compromiso de adquirirlos nuevamente de su contraparte o de adquirir de ésta valores de la misma especie y características el mismo día o en una fecha posterior y a un precio monto predeterminado. A este participante en la operación se le denominará: "enajenante" .

Fondos Interbancarios

Se consideran fondos interbancarios aquellos que coloca (recibe) una entidad financiera en (de) otra entidad financiera en forma directa sin mediar para ello pacto de transferencia de inversiones o de cartera de créditos. Son operaciones conexas al objeto social que se pactan a un plazo no mayor a treinta (30) días comunes, siempre y cuando con ella se busque aprovechar excesos o suplir defectos de liquidez.

Las operaciones de fondos interbancarios comprenden igualmente las transacciones denominadas 'over-night', realizadas con bancos del exterior utilizando fondos de la entidad financiera nacional.

Continúa....

(d) Inversiones

Incluye las inversiones adquiridas por la Corporación con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

A continuación se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión:

Clasificación	Plazo	Características	Valoración	Contabilización
Negociables Títulos de deuda	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio.	Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del periodo. A partir del 12 de junio de 2007, en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales la Corporación tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración.	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.
Disponibles para la venta – títulos de deuda	Un año	Cumplido el año, el primer día hábil siguiente pueden reclasificar en las anteriores categorías.	Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con abono a cuentas de resultados. La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.
Disponibles para la venta – títulos participativos	Sin	Con baja o mínima bursatilidad, que no tienen cotización, títulos que mantiene la Corporación en su calidad de controlante o matriz.	Las inversiones en títulos participativos se valoran de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración, así: Baja o mínima bursatilidad o sin ninguna cotización se valoran mensualmente y se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes a la adquisición de la inversión, calculadas con base en los últimos estados financieros certificados. Dichos estados no pueden ser anteriores a seis (6) meses contados desde la fecha de la valoración, o los más recientes, cuando sean conocidos y dictaminados.	Baja o mínima bursatilidad o sin ninguna cotización - La diferencia entre el valor de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así: Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por valorización. Si es Inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización. - Cuando los dividendos o utilidades se reparten en especie, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registra como ingreso la parte que ha sido contabilizada como superávit por valorización, con cargo a la inversión y se revierte dicho superávit. Cuando los dividendos o utilidades se reparten en efectivo, se registra como ingreso el valor contabilizado como superávit por valorización, revirtiendo dicho superávit y el monto de los dividendos que excede el mismo se contabiliza como un menor valor de la inversión. -

Continúa....

Clasificación	Plazo	Características	Valoración	Contabilización
				Alta y Media Bursatilidad La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior internacionalmente reconocidas, se contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión. Los dividendos o utilidades que se reparten en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que le corresponde al inversionista . Sobre las utilidades o revalorización del patrimonio del emisor contabilizadas por éste desde la fecha de adquisición de la inversión, con cargo a cuentas por cobrar.
Negociables Títulos participativos			Media bursatilidad, se valoran diariamente con base en el precio promedio determinado y publicado por las bolsas de valores, en las que se negocie. Dicho valor corresponde al precio promedio ponderado por la cantidad transada en los últimos cinco (5) días en los que haya habido negociaciones. Alta bursatilidad, se valoran diariamente con base en el último precio promedio ponderado diario de negociación publicado por la bolsa de valores.	Se contabiliza como una ganancias o pérdidas dentro de el Estado de Resultados, con abono o cargo a la inversión.

Criterios para la Valoración de Inversiones

La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el Capítulo I de la Circular Externa 100 de 1995 y en todos los casos los siguientes:

- Objetividad. La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- Transparencia y representatividad. El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- Evaluación y análisis permanentes. El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la periodicidad establecida para la valoración de las inversiones determinada en la presente norma.

- Profesionalismo. La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

Periodicidad de la Valoración y del Registro Contable

La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

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Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de los fondos mutuos de inversión y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensionales de la seguridad social y de los fondos comunes de inversión ordinarios y de los fondos comunes de inversión especiales, se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

Reclasificación de las Inversiones

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el capítulo I de la Circular Externa 100 , el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la Superintendencia puede ordenar a la entidad vigilada la reclasificación de un valor o título, cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

<u>Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables</u>

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.
- Cambios en la regulación que impidan el mantenimiento de la inversión.
- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.
- Otros acontecimientos no previstos en los literales anteriores, previa autorización de la superintendencia respectiva.

<u>Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento</u>

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capitulo 1 de la Circular Básica Contable y Financiera, Circular Externa 100 de 1995.
- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.

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- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capitulo 1 de la Circular Básica Contable y Financiera, Circular Externa 100 de 1995.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la respectiva superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

Provisiones o pérdidas por calificación de riesgo crediticio

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones.

Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras – FOGAFÍN.

Valores o Títulos de Emisiones o Emisores que cuenten con Calificaciones Externas

Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación LARGO PLAZO	Valor Máximo %	Calificación CORTO PLAZO	Valor Máximo %
BB+,BB,BB-	Noventa (90)	3	Noventa (90)
B+,B,B-	Setenta (70)	4	Cincuenta (50)
CCC	Cincuenta (50)	5 y 6	Cero (0)
DD,EE	Cero (0)		

Valores o Títulos de Emisiones o Emisores no Calificados

Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

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Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	El valor de estas inversiones debe estar totalmente provisionado.

(e) Aceptaciones y Derivativos

Aceptaciones Bancarias

Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales. Igualmente registra los contratos celebrados por la Corporación, de operaciones con derivados, tales como forwards, carrusel o futuros, swaps y opciones.

Las aceptaciones bancarias tienen un plazo de vencimiento hasta de un (1) año y solo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior.

En el momento de aceptación de letras, su valor es contabilizado simultáneamente en el activo y pasivo, como "aceptaciones bancarias en plazo" y si al vencimiento no son presentadas para su cobro, se clasifican bajo el título "aceptaciones bancarias después del plazo". Si al realizarse el pago no han sido cubiertas por el adquiriente de las mercaderías, se reclasifican a la cuenta de préstamos, "aceptaciones bancarias cubiertas".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

Derivados

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados diariamente.

Se definen como operaciones con derivados aquellas operaciones financieras que pueden ejercerse para comprar o vender activos en un futuro, como divisas, títulos valores, o futuros financieros sobre tasas de cambio, tasas de interés o índices bursátiles. Los derivados más comunes son los contratos a término o "forward", las opciones, los futuros y los swaps o permutas financieras.

Todos ellos son operaciones con cumplimiento en un futuro.

Dentro de estas operaciones se utiliza el término "subyacente" para hacer referencia al activo, tasa o índice de referencia cuyo movimiento de precio determina el valor de un derivado.

Riesgos Existentes cuando se hacen Operaciones con Derivados

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos Operacionales

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo Jurídico

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su

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exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Perfil de Riesgo

La Corporación ha establecido un Manual de Productos de Tesorería, donde se detallan cada una de las operaciones de tesorería autorizadas, en las cuales se encuentran los productos Derivados.

La Corporación ha denominado su perfil de riesgo como Especulativo, enmarcado dentro de las políticas y límites establecidas por la Junta Directiva, las cuales son monitoreadas por el área de Riesgo, informando su cumplimiento mensualmente a la Junta Directiva.

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de mercado, solvencia y jurídicos definidos en el Capítulo XVIII de la Circular Básica Contable y Financiera de la Superintendencia Financiera.

La exposición crediticia se calcula de acuerdo con el anexo 4 de la Circular Externa 025 de 2008. Sin embargo la volatilidad empleada por la Corporación para el cálculo de la exposición crediticia de los derivados y de las operaciones Spot con cumplimiento DVP se basa en la Circular Externa 076 de 2000, la cual se presenta a continuación:

PLAZO POR DIAS	Renta Fija	Divisas
Intradia	1.23%	1.12%
1 a 90	5.2%	10.6%
91 a 180	7.4%	15.0%
Mayor a 180	10.8%	21.2%

En caso de que la volatilidad real supere la utilizada en el cuadro anterior, se aplicará la volatilidad real más un 10% adicional.

Se entiende por volatilidad real aquella que es calculada con la historia de la TRM para divisas y del IDP (Índice de Deuda Pública) para renta fija, en una ventana móvil de acuerdo al plazo analizado.

Los productos derivados autorizados por la Superintendencia Financiera de Colombia se valoran de acuerdo con lo estipulado en la Circular Externa 025 de 2008.

Los productos derivados autorizados para celebrar operaciones en la tesorería de la Corporación son: Forwards sobre Títulos, Forwards sobre Divisas, Forward peso-dólar americano, Forward divisa X–divisa Y , Opciones Europeas sobre Divisas, Opciones Europeas sobre Títulos, Swaps de Monedas, Swaps de Tasa de Interés y Futuros

Las operaciones de Derivados solo se pueden realizar con clientes que tengan cupo disponible.

Los traders autorizados para realizar operaciones con derivados, serán aquellos que se encuentren certificados como operadores de derivados ante AMV.

Corficolombiana contara con una plataforma tecnológica que permita la grabación y registro de operaciones que se pacten con los clientes.

El Back office de tesorería es el área encargada de confirmar el cumplimiento de las operaciones de derivados de los clientes.

No se debe negociar ningún derivado que no este autorizado por Corficolombiana.

Los límites de concentración de riesgo están establecidos de la siguiente forma:

- Riesgo de Mercado en función del límite de pérdida de 100 puntos básicos del portafolio Forward peso/dólar.

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- Riesgo de Liquidez en función de la concentración de vencimientos de Forward Delivery y Non Delivery peso/dólar.

- Riesgo de Crédito en función de los cupos establecidos por la Junta Directiva, los cuales son previamente recomendados por el comité de crédito.

- Riesgo Operacional en función de los mapas de riesgo inherente y residual establecidos para productos Derivados.

Contabilización de instrumentos financieros derivados con fines de especulación

Los instrumentos financieros derivados con fines de especulación se contabilizan en el Balance de la Corporación, desde la fecha de celebración de los mismos, por su precio justo de intercambio. Cuando en la fecha inicial el valor de los contratos sea cero, es decir que no se realizan pagos ni entregas físicas entre las partes, no se afecta el estado de resultados. En las valoraciones subsiguientes, las variaciones en el precio justo de intercambio deben registrarse en el estado de resultados de acuerdo con lo establecido en el Capítulo XVIII de la Cicular Externa 100 de 1.995.

Independientemente de si la variación acumulada del precio justo de intercambio de un instrumento financiero derivado con fines de especulación es positiva (utilidad) o negativa (pérdida), dicha variación queda revelada diariamente en el estado de resultado en la respectiva subcuenta de ingresos o egresos donde el instrumento financiero derivado deba registarse, según se trate de una utilidad acumulada o de una pérdida acumulada. De la misma manera se procede con cada unos de los instrumentos financieros derivados en que se haya negociado.

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones aplicando lo establecido en el Capítulo XVIII de la Circular Externa 100 de 1.995.

Parámetros escogidos para la Valoración

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Financiera con una antelación cuando menos de un mes.

Límite en Tiempo para realizar Operaciones con Derivados

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

(f) <u>Cuentas por Cobrar</u>

La Corporación contabiliza dentro de las cuentas por cobrar las originadas por intereses de fondos interbancarios y otras cuentas por cobrar, las comisiones por servicios prestados y pagos por cuenta de clientes, así como las sumas resultantes originadas en venta de bienes y servicios, arrendamientos, promesas de compra-venta, dividendos y participaciones, anticipos de contratos y proveedores, y honorarios.

Igualmente, registra los adelantos de dinero a empleados de los cuales se espera rendición y legalización de cuentas en breve término, y las demás sumas por cobrar devengadas por cualquier otro concepto.

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Constitución de Provisiones

Los deudores por dividendos se provisonan al ciento por ciento (100%), cuando el título de renta variable del cual se derivan los rendimientos causados sea clasificado mediante la evaluación del riesgo crediticio en las categorías B, C, D o E, de conformidad con los parámetros establecidos en la normatividad vigente.

Los deudores por concepto de arrendamientos, anticipos de contratos y proveedores, adelantos al personal y en general cualquier tipo de deudor se provision al ciento por ciento (100%), cuando la cuenta por cobrar tenga más de seis meses de vencida o antes si es clasificada mediante la evaluación del riesgo crediticio.

(g) Bienes Realizables y Recibidos en Dación de Pago

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en dación de pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

(h) Provisión Bienes Realizables y Recibidos en Dación de Pago

Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equivalente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

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En relación con las provisiones de los BRDP muebles que correspondan a títulos de inversión, éstas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

(i) Propiedades y Equipo

Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

(j) Sucursales y Agencias

Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

(k) Gastos Pagados por Anticipado

Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.
- Los seguros durante la vigencia de la póliza.
- El mantenimiento de equipos y programas para computador durante la vigencia del contrato.
- El seguro de conexión y transferencia de datos durante el período en que se reciben los servicios.
- Los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

Continúa....

(l) **Cargos Diferidos**

Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos.

- Las remodelaciones en un período no mayor a dos (2) años.

- Programas para computador en un período no mayor a tres (3) años, sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.

- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

  Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

- Útiles y papelería de acuerdo con el consumo real.

- El impuesto predial durante la vigencia fiscal prepagada.

- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, vale decir, durante tres (3) meses si el ejercicio es trimestral, durante seis (6) si es semestral, o durante doce (12) meses si el ejercicio es anual, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

  Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.

- Comisiones pagadas por productos derivados durante el período del contrato.

- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

(m) **Derechos en Fideicomisos**

Contabilizados dentro de otros activos, comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

(n) Valorizaciones

Activos objeto de valorización:

- Inversiones disponibles para la venta en títulos participativos.
- Propiedades y equipo, específicamente inmuebles.
- Bienes de arte y cultura

Contabilización:

Las inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

(ñ) Ingresos Anticipados

Los ingresos anticipados corresponden a comisiones recibidas por anticipado, las cuales se amortizan con base a su causación , igualmente en este rubro se registran las utilidades en ventas de bienes a crédito, las cuales se causan al ingreso a medida que se van recaudando.

(o) Pensiones de Jubilación

Se aplica lo establecido en el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcentaje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice el cien por ciento (100%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje. En el caso de la Corporación el cálculo actuarial se encuentra totalmente amortizado.

Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

(p) Impuesto de Renta

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes.

(q) Pasivos Estimados y Provisiones

La Corporación registra provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,
- El pago sea exigible o probable y
- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

Continúa....

(r) Conversión de Transacciones en Moneda Extranjera

Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 31 de diciembre y 30 junio de 2008 las tasas fueron de $2,243.59 y $1,923.02, respectivamente. (Cifras en pesos colombianos).

(s) Reconocimiento de Ingresos por Rendimientos Financieros

Los ingresos por rendimientos financieros y otros conceptos se reconocen en el momento en que se causan, excepto los originados en:

Créditos calificados en "C" riesgo apreciable o en categorías de mayor riesgo, o cuando cumplan noventa y un (91) días para comercial y sesenta y un (61) días para consumo y microcrédito.

Estos rendimientos financieros se controlan en cuentas contingentes deudoras y se registran como ingreso, cuando son efectivamente recaudados.

Tratándose de capitalización de intereses su registro se hace en la cuenta de abono diferido y los ingresos se reconocen en la medida en que se recauden efectivamente.

(t) Cuentas Contingentes

En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos. Dentro de las contingencias deudoras se registra los rendimientos financieros a partir del momento en que se suspenda la causación en las cuentas de cartera de créditos.

(u) Cuentas de Orden

En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación. Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

(v) Utilidad Neta por Acción

cPara determinar la utilidad neta por acción, la Corporación utiliza el promedio ponderado de las acciones suscritas por el tiempo en circulación de las mismas durante el período contable. Al 31 de diciembre y 30 de junio de 2008, el promedio ponderado de las acciones en circulación fue de 169,249.676 y 166,826.708.76, respectivamente.

(w) Estado de Flujos de Efectivo

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación.

(x) Principales diferencias entre las Normas Especiales y las Normas de Contabilidad Generalmente Aceptadas en Colombia

Las normas contables especiales establecidas por la Superintendencia Financiera presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

Continúa....

Propiedades, Planta y Equipo

Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

Prima en Colocación de Acciones

La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

(3) Disponible

		Diciembre	Junio
Moneda legal			
Banco de la República	$	56,151.9	62,222.2
Bancos y otras entidades financieras		29,982.9	63,452.9
		86,134.8	125,675.1
Moneda extranjera:			
Caja		4.2	6.3
Banco de la República		14.0	12.0
Bancos y otras entidades financieras		189.2	282.9
		207.4	301.2
		86,342.2	125,976.3
Provisión		(2.5)	(69.6)
	$	86,339.7	125,906.7

No existían otras restricciones sobre el disponible adicionales al encaje depósitado en Banco de la República.

La provisión registrada correspondía a notas débito pendientes de contabilizar superiores a 30 días al 31 de diciembre por $2.5 y 30 de junio por $69.6. Al 31 diciembre de 2008 se reintegró provisión por $67.1

(4) Fondos Interbancarios Vendidos

		Diciembre			Junio		
		Saldo	Tasa		Saldo	Tasa	
Fondos Interbancarios vendidos ordinarios	$	1,250.0	9.66	*	0.0		
Inversiones en operaciones simultaneas		15,188.4	10.00	*	40,866.9	6.82	*
Operaciones Over Night		68,990.4	-	**	127,159.9	3.75	**
		85,428.8			168,026.8		

* Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda legal al corte del período.
** Para el semestre terminado en diciembre de 2008, estas inversiones no están generando rendimiento debido a la crisis de USA, según el acuerdo de reconocimiento de intereses que tiene la CFC con en Bank of America.

Los montos anteriores no están sujetos a restricciones ni limitaciones.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los semestres terminados el 31 de diciembre y el 30 de junio de 2008 no se presentaron incumplimientos.

(5) Inversiones

Negociables en Títulos de Deuda		Diciembre	Junio
Títulos de deuda pública interna emitidos o garantizados por la Nación:			
Títulos de Tesorería	$	50,101.6	90,772.6
Bonos de Solidaridad para la Paz		-	14,2
Bono Emcali		15,941.0	18,666.3
Títulos de Devolución de Impuestos TIDIS		9,235.6	1,658.5
TES Ley 546		-	38.9
		75,278.2	**111,150.5**
Títulos de deuda pública externa emitidos o garantizados por la Nación:			
Bonos República de Colombia		73,973.0	45,668.3
Otros tìtulos de deuda pùblica			
Bono IPC Acueducto de Bogotà		1,611.5	-
Títulos emitidos, avalados o garantizados por FOGAFIN		223.4	538.8
Titulos emitidos por el Banco de la República		-	12.5
Bonos hipotecarios			
Banco Davivienda		-	49.9
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria			
Titularizadora Colombiana (Tips)		8,264.3	-
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria			
Patrimonio autónomo Fiduciaria Davivienda Títulos		-	58.8
Fideicomiso Titularización Cementos Andinos		41,433.5	35,094.8
		41,433.5	35,153.6
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:			
Certificados de depósito a término		13,693.2	22,414.4
Bonos Leasing Colombia		-	11,053.5
Bono Corfinsura		280.7	279.5
Bonos Leasing de Occidente		4,505.9	139.7
Bonos Leasing Corficolombiana		1,916.5	409.1
Bono BBVA		3,586.2	-
		23,982.5	34,296.2

Continúa....

		Diciembre	Junio
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:			
Bono IPC 365 EPSA		324.6	160.1
Bono IPC Codensa		1,097.4	-
Bono IPC ISA		290.2	139.2
Bono IPC Alquería		2,646.0	2,657.5
Pagare Coviandes S.A.		6,426.2	6,924.9
		10,784.4	9,881.7
Títulos emitidos, avalados, garantizados o aceptados por gobiernos extranjeros			
Bonos Treasury		-	3,770.7
Total Inversiones Negociables Títulos de Deuda	$	235,550.8	240,522.2
Para Mantener Hasta el Vencimiento			
Títulos de deuda pública interna emitidos o garantizados por la Nación			
Títulos de Reducción de Deuda		0.9	-
Total para Mantener hasta el Vencimiento		0.9	-
Disponibles para la Venta en Títulos de Deuda			
Títulos de deuda pública externa emitidos o garantizados por la Nación			
Títulos de Tesorería		279,093.0	98,512.9
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria			
Tips Titularizadora Colombiana		-	9,222.0
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:			
Certificados de Depósito a Término		-	33,111.6
Bono Bancolombia		26,691.5	24,862.4
Bono Leasing Colombia		21,386.3	16,031.6
Bono Leasing de Occidente		-	5,043.7
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:			
Bono Surenting S.A.		3,635.6	3,506.2
Bono Leasing Corficolombiana S.A.		1,487.7	2,273.1
Bono subordinado IPC BBVA		-	15,190.2
Bono subordinado IPC – Leasing de Occidente S.A.		-	6,357.8
Bono Banco Centro Americano Integración Económica		4,371.7	4,312.3
Tips Titularizadora Colombiana		52,143.4	56,597.6
		109,716.2	167,286.5

Continúa....

		Diciembre		Junio
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:				
Bonos Obligatoriamente Convertibles en Acciones		1,098.7		1,122.9
Bono IPC Alquería		5,292.0		5,315.0
Bono IPC NQS		-		1,332.3
Bono EEB Internacional		35,873.3		34,888.3
Bono GTL Trade Finance		7,961.6		
Bono TGI Internacional		20,769.6		20,815.6
		70,995.2		63,474.1
Total Disponibles para la Venta Títulos de Deuda	$	**459,804.4**	$	**338,495.5**
Derechos de Recompra de Inversiones				
Negociables en Títulos de Deuda				
Títulos de deuda pública interna emitidos o garantizados por la Nación:				
Títulos de Tesorería	$	2,001.0	$	7,855.0
Bonos de Solidaridad para la Paz		-		2,687.0
Títulos de Reducción de Deuda		35,225.7		35,876.3
		37,226.7		46,418.3
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:				
Certificados de depósito a término		20,702.8		5,154.2
Bono Leasing Colombia		9,145.8		-
Bono Leasing de Occidente		7,935.6		-
Bono Leasing Corficolombiana S.A.		301.6		-
Bono subordinado IPC BBVA		12,567.7		-
		50,653.5		5,154.2
Para Mantener Hasta el Vencimiento				
Títulos de deuda pública interna emitidos o garantizados por la Nación				
Títulos de Reducción de Deuda		53.883.5		52,663.8
Otros títulos de deuda pública:				
Títulos de Desarrollo Agropecuario:				
Clase "A"		14,629.4		12,988.1
Clase "B"		24,986.3		22,184.7
		39,615.7		35,172.8
Disponibles para la Venta en Títulos de Deuda				
Títulos de deuda pública interna emitidos o garantizados por la Naciòn:				
Títulos de Tesorería		167,201.1		268,334.7
Otros títulos de deuda pública:				
Bono IPC Acueducto de Bogotá		-		1,817.5

Continúa....

	Diciembre	Junio
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Bono Leasing Colombia	15,275.9	22,090.4
Bono Leasing de Occidente S.A.	-	7,361.9
Bono Leasing Corficolombiana S.A.	-	1,029.2
CDT Banco Red Colpatria	-	4,051.5
CDT IPC Banco Davivienda	-	700.2
CDT Leasing de Crédito	-	509.6
	15,275.9	35,742.8
Títulos emitidos entidades no vigiladas por la Superintendencia Financiera:		
Bono IPC ISA	-	172.9
Total Derechos de Recompra de Inversiones	**$ 363,856.4**	**$ 445,477.0**

Negociables – Títulos Participativos

	Capital Social	% Particip.		Valor de Mercado
Diciembre 2008				
En el Sector Financiero				
Banco de Occidente S.A.	4,110.8	0.26	$	5,575.6
En Carteras Colectivas				63,251.3
			$	68,826.9
Junio				
En el Sector Financiero				
Banco de Occidente S.A. $	4,110.8	0.26	$	6,233.7
En Carteras Colectivas				52,337.8
			$	58,571.5

Inversiones Disponibles para la venta Títulos Participativos on Baja o Mínima Bursatilidad

Diciembre de 2008

	Valor Patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorización	Desvalorización	Provisión
S.A.	16,916.4	126,654	33.33%	2,258.5	2,473.6	5,459.0	2	2,985.3	-	-
tos derivados de la Caña	32,691.2	52,000	0.31%	26.1	26.1	36.5	2	10.3	-	-
cultivos del Caribe S. A.	8,092.9	106,000	5.47%	658.8	477.4	420.1	8	-	-	477.4
Villas (Acciones Preferenciales)	628,111.6	20,763	0.01%	27.5	66.7	43.2	2	-	-	23.3

Continúa....

	Valor Patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorización	Desvalorización	Provisión
Banco corficolombiana Panamá S.A.	USD $3,034.9	6,019,000	100.00%	12,126.80	13,504.2	6,809.2	2	-	6,695.0	
Bladex S.A.	-	2,070	0.00%	40.4	46.3	66.4	1	20.2	-	-
C.I. Yumbo S.A.	25,370.5	11,001	0.10%	12.7	11.3	19.6	6	8.2	-	
Cámara de Compensación de Divisas de Colombia S.A.	1,780.5	79,687,500	3.19%	79.7	79.7	56.8	3	-	22.9	
Cámara de Riesgo Central de Contraparte de Colombia S.A. (b)	-	312,744,041	1.08%	312.7	312.7	-	-	-	-	-
Caribu Internacional S.A.	-	782,278,588	0.00%	782.3	782.3	-	-	-	-	782.
Casa de Bolsa CorficolombianaS.A.	9,036.6	1,564,053	94.50%	4,286.5	10,557.8	8,672.6	2	-	1,885.2	
Colombiana de Extrusión S.A. Extrucol	19,176.6	315,420	20.00%	2,526.0	1,784.8	3,859.5	2	2,074.6	-	-
Colombiana de Licitaciones y Concesiones Ltda.	31,651.1	1,964,422	99.99%	16,836.1	20,437.2	31,651.2	2	11,214.0	-	
Colombina S.A.	353,503.1	32,683,321	7.59%	10,184.1	14,823.6	26,827.5	2	12,003.9	-	
Compañía Aguas de Colombia	5,998.5	560,000	20.00%	448.4	1,096.7	1,199.7	6	103.0	-	-
Concesionaria Tibitoc S.A.	43,160.9	9,086,933	33.33%	12,799.5	9,822.7	13,913.1	2	4,090.4	-	-
Corporación Andina de Fomento	USD$ 4,361.3	13	0.00%	287.2	196.5	344.9	4	148.4	-	
Coviandes S.A.	102,537.8	68,002	0.25%	237.4	92.8	243.9	4	151.1	-	-
Deposito Central de Valores-Deceval	65,291.8	17,709	3.67%	822.1	1,385.0	2,402.6	2	1,017.6	-	-
Estudios Proyectos e Inversiones de los Andes S. A.	83,166.3	31,665,997	94.87%	52,437.5	40,980.3	78,903.7	2	37,923.4	-	
Eternit Colombiana S. A.	55,528.1	99,850	0.26%	138.8	69.6	142.5	2	72.9	-	-
Empresa de Energía de Bogotá	5,953,614.1	3,271,505	3.81%	211,953.5	211,953.5	226,071.9	2	14,118.4	-	-
Fiduciaria Corficolombiana S.A.	31,710.9	18,774,477	94.50%	25,427.4	19,659.0	29,966.8	2	10,307.7	-	
Fiduciaria Occidente S. A.	65,929.6	606,494	4.44%	1,840.9	1,762.9	2,923.2	2	1,160.3	-	
Futbolred.com S.A.	-	120,000	35.67%	361.6	361.6	-	4	-	-	361.6
Gas Natural S.A. E.S.P.	664,278.1	621,866	1.68%	27796.8	27,796.8	31,560.6	3	3,763.8	-	
Gasoducto del Tolima S.A.	14,478.2	230,711	5.80%	305.7	305.7	856.0	2	550.3	-	
Hoteles Estelar de Colombia S.A.	152,237.3	25,316,532	84.91%	71,824.8	45,701.1	129,355.0	2	83,654.0	-	-
Inducarbón	-	2,528	0.09%	-	1.1	1.1	-	-	-	1.
Industria Colombo Andina-Inca S.A.	20,443.8	1,985,607	0.67%	44.3	43.9	131.2	6	87.4	-	
Industrias Lehner S.A.	24,050.8	24,111,860	49.83%	12,652.8	12,652.8	11,879.5	2	-	773.3	-
Inversoras en Aeropuertos (b)	-	4,749	94.98%	4.7	4.7	-	-	-	-	
Jardin Plaza S.A.	35,591.5	888,000	17.76%	10,031.1	10,031.1	12,073.3	4	2,042.1	-	
Leasing de Occidente S.A.	203,359.9	392,237,405	45.24%	56,009.2	72,152.1	92,002.8	2	19,850.6	-	-
Leasing Corficolombiana S.A.	62,187.3	142,281,131	94.50%	34,841.6	52,924.2	58,767.0	2	5,842.9	-	
Mavalle S.A.	8,066.3	30,000	3.75%	257.3	257.3	298.5	2	41.2	-	
Metrex S.A.	8,672.0	321,782	10.11%	168.4	168.4	410.6	6	242.2	-	-
Organización Pajonales S.A	107,069.4	1,227,259	94.99%	24,757.9	36,353.1	101,709.7	2	65,356.6	-	
Petróleos Colombianos Limited	-	17,107	0.05%	111.4	111.3	-	7	-	-	111.
Petróleos Nacionales S.A.	-	6,235,383	19.54%	-	257.3	-	9	-	-	257.3
Pizano S.A.	191,632.2	25,912,113	36.00%	31,503.4	30,951.7	55,285.4	4	27,693.5	-	
Plantaciones Unipalma de los Llanos S.A.	59,538.4	1,454,285,709	54.53%	19,174.3	16,666.9	32,466.0	4	15,799.0	-	
Proinversiones S.A.	1,279.6	437,266	3.02%	9.6	9.6	9.6	4	-	-	3.8
Promisión Celular S.A. Promicel	6,217.9	4,680,420	16.64%	5,642.5	4,803.8	1,379.8	4	-	3,424.0	
Promotora de Inversiones Ruitoque S. A.	41,070.0	43,289,334	3.03%	703.7	747.8	747.8	4	-	-	184.
Promotora la Enseñanza S.A. (a)	-	490,042	2.45%		69.8	-	-	-	-	69.8
Promotora la Alborada S.A. (a)	-	991,383,354	1.83%		316.3	-	-	-	-	316.3
Promotora y Comercializadora Turística Santamar S.A.	16,108.4	320,989,826	84.55%	10,973.4	9,498.6	9,498.6	4	-	-	2,914.
Proyectos de Infraestructura S.A.	106,624.2	34,389,667	88.25%	105,204.7	68,375.9	104,271.4	2	35,895.5	-	-
Sociedad de Inversiones en Energía S.A.	991,156.1	14,485,627	7.84%	21,174.6	18,985.4	85,810.2	4	66,824.8	-	
Sociedad Hotelera Cien Internacional S.A.	17,319.1	133,393	0.39%	60.9	58.4	68.2	4	9.8	-	
Sociedad Transportadora de Gas del Oriente S.A.	34,108.4	25,076,953	20.00%	3,705.6	5,577.5	6,973.2	5	2,295.7	-	
Tejidos Sintéticos de Colombia S.A.	21,212.9	52,786,049	94.99%	13,648.7	15,688.9	20,150.1	2	4,461.2	-	-

Continúa....

	Valor Patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorización	Desvalorización	Provisión
Textiles el Espinal S.A.	33,974.8	7,107,259	8.56%	2399.1	2,399.1	2,399.1	6	-	-	1,439.6
'alle Bursátiles	751.5	509,277	5.05%	34.7	31.2	38.9	2	7.7	-	-
alora S.A.	31,643.9	233,001,965	94.95%	22,110.9	29,576.9	30,037.5	2	460.6	-	-
Valores de Occidente S. A.	2,922.9	1,162,713	48.99%	2,357.3	2,257.4	1,424.7	3	-	832.8	-
Ventas y Servicios S. A.	2,170.5	64,599	19.90%	232.6	219.8	431.9	2	212.3	-	-
'ovisión General de Inversiones (2)								-	-	419.6
					$ 817,760.2			432,500.9	13,633.2	$ 7,362.8

El 26 de noviembre de 2008, la Corporación vendió la inversión que tenía en Lloreda S.A., operación que fue aprobada por la Junta Directiva e acuerdo a las actas Nos. 1624, 1627 y 1628 de julio 2 de 2008, agosto 27 de 2008, septiembre 10 de 2008, respectivamente. Esta peración le generó a la Corporación una utilidad en venta de inversiones por $21,440.4.

(a) No presentan valor patrimonial porque La Corporación no tenía información actualizada a diciembre 31 de 2008, estas inversiones están totalmente provisionadas

)) No presenta valor patrimonial por ser una Empresa de reciente creación.

-) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales

(1) Valor Patrimonio al 31 de diciembre 2008
(2) Valor Patrimonio al 30 de noviembre de 2008
(3) Valor Patrimonio al 31 de octubre de 2008
(4) Valor Patrimonio al 30 de septiembre de 2008
(5) Valor Patrimonio al 31 de agosto de 2008
(6) Valor Patrimonio al 30 de junio de 2008
(7) Valor Patrimonio al 31 de mayo de 2006
(8) Valor Patrimonio al 31de diciembre de 2006
(9) Valor Patrimonio al 31 de diciembre de 1996

Con Alta y Media Bursatilidad

	Diciembre 2008					
	Capital Social	No. de Acciones	% de partic.	Costo de Adquisición	Valor En bolsa	Valor de Mercado
Con alta bursatilidad						
Tablemac S.A.	$ 35,557.6	3,019.057.079	11.88	$ 4,226.6	3.74	11,291.3
Bolsa de Valores de Colombia	18,249.5	613.809.805	3.36	11,471.2	18.20	11,171.3
Con media bursatilidad						
Promigas S.A.	13,298.5	19,123.532	14.37	$ 480,780.9	36.770.28	$703.177.6
Enka de Colombia	117.737.2	34.448.128	0.29	1,963.3	4.90	168.8
Av Villas (Acciones ordinarias	22,473.1	45.677	0.00	140.4	2,980.07	136.1
Mineros S.A.	158.9	18,275.422	6.98	50,257.4	2.400.00	43.861.0
						$ 769.806.1

En octubre 31 de 2008, se reclasificó la Inversión que se tenía como título mixto producto derivado de procesos de titularización Fibratolima a Derechos en Fideicomiso, por la liquidación de Fibratolima, quedando la bodega en un patrimonio autónomo.

TOTAL INVERSIONES DISPONIBLES PARA LA VENTA **$1.587.566.3**

Continúa....

	Junio de 2008									
	Valor Patrimonio	(*)	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Aerocali S.A.	11,146.4	1	126,654	33.33%	2,258.5	2,473.6	3,535.8	1,062.2	-	-
Alimentos derivados de la Caña	33,630.7	4	52,000	0.31%	26.1	26.1	39.2	13.1	-	-
Aquacultivos del Caribe S. A.	8,092.9	6	106,000	5.47%	658.8	477.4	477.4	-	-	477.4
AV Villas (Acciones Preferenciales)	586,757.7	2	20,763	0.01%	27.5	76.8	46.9	-	-	29.9
Banco Corficolombiana Panamá S.A.	USD$6.088.8	1	6,019,000	100.00%	12,126.80	11,574.6	11,709.0	134.4	-	-
Bladex S.A.	-	1	2,070	0.00%	40.4	39.5	73.7	34.2	-	-
C.I. Yumbo S.A.	26,127.1	3	11,001	0.10%	12.7	11.3	19.6	8.3	-	-
Cámara de Compensación de Divisas de Colombia S.A.	1,668.1	3	79,687,500	3.19%	79.7	79.7	53.2	-	26.5	
Cámara de Riesgo Central de Contraparte de Colombia S.A. (b)	-	-	312,744,041	-	312.7	312.7	-	-	-	-
Caribú Internacional S.A.		-	782,278,588	0.00%	782.3	782.3	782.3	-	-	782.3
Casa de Bolsa CorficolombianaS.A.	10,433.5	1	1,564,053	94.50%	4,286.5	10,557.8	9,992.6	-	565.2	-
Cine Colombia S.A.	6,775.6	2	284,057	0.45%	776.5	776.5	828.4	51.9	-	-
Colombiana de Extrusión S.A. Extrucol	17,608.1	2	315,420	20.00%	2,526.0	1,784.8	3,545.8	1,761.0	-	-
Colombiana de Licitaciones y Concesiones Ltda.	30,657.9	2	1,964,422	99.99%	16,836.1	20,437.2	30,657.9	10,220.7	-	-
Colombina S.A.	332,095.4	3	32,683,321	7.59%	10,184.1	14,823.6	25,202.9	10,379.3	-	-
Compañia Aguas de Colombia	5,857.4	4	560,000	20.00%	448.4	1,096.7	1,171.4	74.7	-	-
Concesionaria Tibitoc S.A.	45,136.8	3	9,086,933	33.33%	12,799.5	9,822.7	14,571.7	4,749.0	-	-
Corporación Andina de Fomento	US$4,211.2	3	12	0.00%	287.2	168.3	285.5	117.2	-	-
Coviandes S.A.	113,925.1	4	68,002	0.25%	237.4	92.8	272.9	129.0	-	-
Deposito Central de Valores-Deceval	52,186.1	1	17,709	3.67%	822.1	1,385.0	1,921.1	536.1	-	
Estudios Proyectos e Inversiones de los Andes S. A.	94,425.7	2	31,665,997	94.87%	52,437.5	40,980.3	89,585.9	48,605.6	-	-
Eternit Colombiana S. A.	51,512.5	3	99,850	0.26%	138.8	69.6	132.1	62.5	-	-
Empresa de Energía de Bogotá	6,471,269.7	3	3,271,505	3.81%	211,953.5	211,953.5	245,793.4	33,839.9	-	-
Fiduciaria Corficolombiana S.A.	30,308.1	1	18,774,477	94.50%	25,427.4	19,659.0	28,641.2	8,982.2	-	-
Fiduciaria Occidente S. A.	59,782.9	3	606,494	4.44%	1,840.9	1,762.9	2,672.8	909.9	-	-
Futbolred.com S.A.	336.4	5	120,000	35.67%	361.6	361.6	361.6	-	-	361.6
Gas Natural S.A. E.S.P.	551,370.1	1	621,866	1.68%	27,796.8	27,796.8	29,658.6	1,861.8	-	-
Gasoducto del Tolima S.A.	14,341.1	4	230,711	5.80%	305.7	305.7	832.3	526.6	-	-
Hoteles Estelar de Colombia S.A.	147,293.5	1	24,920,837	84.91%	71,824.8	43,697.2	125,156.7	81,459.5	-	-
Inducarbón		-	2,528	0.09%	-	1.1	1.1	-	-	1.1
Industria Colombo Andina-Inca S.A.	24,308.9	4	1,985,607	0.67%	44.3	43.9	147.9	104.0	-	-
Industrias Lehner S.A.	24,145.3	3	24,111,860	49.83%	12,652.8	12,652.8	11,926.6	-	726.2	-
Jardin Plaza S.A.	35,030.3	3	888,000	17.76%	10,031.1	10,031.1	11,973.6	1,942.5	-	-
Leasing de Occidente S.A.	184,982.7	1	369,327,644	45.24%	56,009.2	66,843.7	83,688.6	16,844.9	-	-
Leasing Corficolombiana S.A.	60,812.9	1	116,979,250	94.50%	34,841.6	40,916.2	57,468.2	16,552.0	-	-
Lloreda S.A.	144,608.7	3	419,990,393	56.26%	65,955.6	131,324.0	131,324.0	-	32,572.4	98,751.6
Mavalle S.A.	7,395.4	1	30,000	3.75%	257.3	257.3	273.4	16.1	-	-
Metrex S.A.	8,376.7	3	321,782	10.11%	168.4	168.4	380.7	212.3	-	-
Organización Pajonales S.A	86,779.4	1	1,195,880	94.99%	24,757.9	33,758.9	82,435.3	48,676.4	-	-
Petróleos Colombianos Limited	-	7	17,107	0.05%	111.4	95.4	95.4	-	-	95.4
Petróleos Nacionales S.A.	-	9	6,235,383	19.54%	-	257.3	257.3	-	-	257.3
Pizano S.A.	193,601.0	3	23,327,594	36.00%	31,503.4	27,591.9	27,591.9	-	-	[illegible].1
Plantaciones Unipalma de los Llanos S.A.	58,557.5	1	1,147.993.125	54.53%	19,174.3	13,604.0	31,931.0	18,327.0	-	
Proinversiones S.A.	1,354.7	3	437,266	3.02%	9.6	9.6	9.6	-	-	3.8
Promisión Celular S.A. Promicel	6,244.1	4	4,680,420	16.64%	5,642.5	4,803.8	1,386.3	-	3,417.5	-

Continúa....

	Valor Patrimonio	(*)	No. de acciones	% de participación	Costo de adquisición	Costo alustado	Valor de mercado	Valorización	Desvalorización	Provisión
romotora de Inversiones Ruitoque S. A.	41.8	3	43,289,334	3.03%	703.7	747.8	747.8	-	-	184.8
romotora la Enseñanza S.A. (a)		-	490,042	2.45%		69.8	69.8	-	-	69.8
Promotora la Alborada S.A. (a)		-	991,383,354	1.83%		316.3	316.3	-	-	316.3
romotora y Comercializadora Turística Santamar S.A.	16,426.4	3	320,989,826	84.55%	10,973.4	9,498.6	9,498.6	-	-	2,914.6
oyectos de Infraestructura S.A.	105,564.0	2	34,389,667	88.25%	105,204.7	68,375.9	100,280.5	31,904.6	-	-
Sociedad de Inversiones en Energía S.A.	1,318,665.0	3	14,485,627	7.84%	21,174.6	18,985.4	68,002.8	49,017.4	-	-
ociedad Hotelera Cien Internacional S.A.	16,669.6	3	133,393	0.39%	60.9	58.4	65.7	7.3	-	-
ociedad Transportadora de Gas del Oriente S.A.	34,431.4	1	18,534,891	20.00%	3,705.6	4,677.5	6,891.1	2,213.6	-	-
Tejidos Sintéticos de Colombia S.A.	21,212.3	1	52,786,049	94.99%	13,648.7	15,688.9	20,149.5	4,460.6	-	-
xtiles el Espinal S.A.	35,051.9	2	7,107,259	8.56%	2399.1	2,399.1	2,399.1	-	-	1,439.6
alle Bursátiles	754.6	1	509,277	5.05%	34.7	31.2	39.0	7.8	-	-
Valora S.A.	23,635.1	1	136,998,310	94.95%	22,110.9	19,247.9	25,984.2	6,736.3	-	-
llores de Occidente S. A.	4,241.6	3	1,162,713	48.99%	2,357.3	2,257.4	1,472.3	-	785.1	-
entas y Servicios S. A.	1,657.9	3	64,599	19.90%	232.6	219.8	330.2	110.4	-	-
Provisión General de Inversiones								-	-	419.6
						908,319.4		$ 402,652.30	$ 38,092.90	$ 108,642.2

(a) No presentan valor patrimonial porque La Corporación no tenía información actualizada a junio 30 de 2008, estas inversiones están totalmente provisionadas

) No presenta valor patrimonial por ser una Empresa de reciente creación.

) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales

(10) Valor Patrimonio al 30 de mayo 2008
(11) Valor Patrimonio al 30 de abril de 2008
(12) Valor Patrimonio al 30 de abril de 2008
(13) Valor Patrimonio al 31 de diciembre de 2007
(14) Valor Patrimonio al 30 de septiembre de 2007
(15) Valor Patrimonio al 31 de diciembre de 2006
(16) Valor Patrimonio al 31 de mayo de 2006
(17) Valor Patrimonio al 30 de noviembre de 2005
(18) Valor Patrimonio al 31 de diciembre de 1996

Con Alta y Media Bursatilidad

	Capital Social	Junio 2008 No. de Acciones	% de partic.	Costo de Adquisición	Valor En bolsa (*)	Valor de Mercado
Con alta bursatilidad						
Tablemac S.A.	35,557.6	3,019.057.079	11.88	4,226.6	10.31	19,986.2
Enka de Colombia	117,737.2	34.448.128	0.29	1,963.3	15.10	327.2
Con media bursatilidad						
Promigas S.A.	13,298.5	19,123.532	14.37	$ 480,780.9	38,257.11	$732,780.8
Av Villas (Acciones ordinarias	22,473.1	45.677	0.00	140.4	3,539.79	163.5
Mineros S.A.(**)	158.9	18,275.422	6.98	50,257.4	2.500	45,688.5
						$ 798,946.2
Otros Títulos- Fibratolima						$ 1,347.3

(*) Valores expresados en pesos por acción
(**)En marzo 31 de 2008 se reclasificó la inversión en Mineros S.A. de inversión Negociable a Inversión Disponible para la Venta, una vez aprobada por la Junta Directiva.

Continúa....

TOTAL INVERSIONES DISPONIBLES PARA LA VENTA **$1,708,612.9**

No existen restricciones económicas y jurídicas sobre las Inversiones.

La Corporación evaluó y calificó bajo el riesgo crediticio la totalidad de las inversiones en títulos participativos, con excepción de las inversiones efectuadas en títulos clasificados como alta y media bursatilidad por la Superintendencia Financiera. El resultado fue el siguiente:

	Calificación		Provisión por riesgo Crediticio	
	Diciembre	Junio	Diciembre	Junio
Aerocali S.A.	A	A	$ -	$ -
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	E	E	477.4	477.4
AV Villas	A	A	-	-
Banco Corficolombiana (Panamá) S.A.	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Cámara de Compensación de Divisas de Colombia S.A.	A	A	-	-
Cámara de Riesgo Central de Contraparte de Colombian S.A.	A	A		
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Cine Colombia S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones Ltda.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	A	A	-	-
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	A	A	-	-
Empresa de Energía de Bogotá	A	A	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Futbolred.com S.A.	E	E	361.6	361.6
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	-	C	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	A	A	-	-
Industrias Lehner S.A.	A	A	-	-
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Lloreda S,A. (1)	-	D	-	98,751.6
Mavalle S.A.	A	A	-	-
Metrex S.A.	A	A	-	-
Organización Pajonales S.A.	A	A	-	-
Petróleos Colombianos Limited	E	E	111.3	95.4
Petróleos Nacionales S.A.	E	E	257.3	257.3
Pizano S.A.	A	B	-	2,537.1
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	184.8	184.8
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,914.6	2,914.6
Promotora la Alborada S.A.	E	E	316.3	316.3
Promotora la Enseñanza S.A.	E	E	69.8	69.8
Proyectos de Infraestructura S.A.	A	A	-	-

Continúa....

	Diciembre	Junio	Diciembre	Junio
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	D	D	1,439.6	1,439.6
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	-
Ventas y Servicios	A	A	-	-
			6,919.9	108,192.7
Provisión riesgo de mercado títulos participativos			23.3	29.9
Provisión general de inversiones			419.6	419.6
			7,362.8	108,642.2
Provisión títulos mixtos Fibratolima			-	1,347.3
Provisión títulos de deuda			1,530.2	3,279.5
TOTAL PROVISIONES			8,893.0	113,269.0

(1) Ver Nota 5 de Inversiones

Provisión de Inversiones

Saldo inicial	$ 113,269.0	$ 125,259.9
Mas:		
Provisión cargada a gastos del ejercicio	639.6	1,778.7
Ajuste en cambio	16.0	-
	113,924.6	127,038.6
Menos:		
Reintegros de provisión	6,279.8	8,997.1
Ajuste en cambio	-	4.5
Por venta de Lloreda S.A.(1)	98,751.8	-
Por Venta Huevos Oro Ltda.	-	4,331.6
Por venta Bono Incelt	-	436.4
Saldo final	$ 8,893.0	$113,269.0

(1) Ver nota 5 de Inversiones

La siguiente es la maduración de las inversiones:

MADURACIÓN PORTAFOLIO DICIEMBRE 31 DE 2008

PORTAFOLIO CONSOLIDADO	DE 0 A 30 DIAS	DE 31 A 60 DIAS	DE 61 A 90 DIAS	DE 91 A 180 DIAS	DE 181 A 360 DIAS	MAS DE 360 DIAS	Total general
Negociables	-	1,133	50,227	78,591	193,480	0	323,431
Disponibles	-	-	-	58,333	583,948	0	642,281
Al Vencimiento	8,498	-	13,298	17,819	53,884	0	93,500
Total general	**8,498**	**1,133**	**63,525**	**154,744**	**831,313**	**0**	**1,059,212**

FORWARD COMPRA DIVISAS	DE 0 A 30 DIAS	DE 31 A 60 DIAS	DE 61 A 90 DIAS	DE 91 A 180 DIAS	DE 181 A 360 DIAS	MAS DE 360 DIAS	Total general
DERECHOS	1,105,857.5	285,560.5	143,823.2	246,108.4	89,273.7	45,569.8	1,916,193.0
OBLIGACION	-1,091,506.6	-273,615.6	-136,068.4	-239,814.9	-85,265.8	-47,062.9	-1,873,334.2
TOTAL	**14,350.9**	**11,944.9**	**7,754.8**	**6,293.5**	**4,007.9**	**-1,493.1**	**42,858.8**

FORWARD VENTA DIVISAS	DE 0 A 30 DIAS	DE 31 A 60 DIAS	DE 61 A 90 DIAS	DE 91 A 180 DIAS	DE 181 A 360 DIAS	MAS DE 360 DIAS	Total general
DERECHOS	1,117,353.4	232,466.3	146,085.4	345,368.9	270,129.2	50,216.8	2,161,619.9
OBLIGACION	-1,125,758.0	-232,033.7	-149,764.5	-379,389.8	-286,149.0	-53,639.9	-2,226,734.9
TOTAL	**-8,404.7**	**432.6**	**-3,679.1**	**-34,020.9**	**-16,019.7**	**-3,423.1**	**-65,115.0**

Continúa....

MADURACIÓN PORTAFOLIO JUNIO 30 DE 2008

PORTAFOLIO CONSOLIDADO	DE 0 A 30 DIAS	DE 31 A 60 DIAS	DE 61 A 90 DIAS	DE 91 A 180 DIAS	DE 181 A 360 DIAS	MAS DE 360 DIAS	Total general
Negociables	2,219	543	310	2,701	55,581	230,741	292,095
Disponibles	-	3,564	5,530	5,044	1,543	628,884	644,564
Al Vencimiento	4,340	203	536	8,319	21,775	52,664	87,837
Total general	**6,559**	**4,310**	**6,375**	**16,063**	**78,899**	**912,288**	**1,024,495**

FORWARD COMPRA TITULOS CONSOLIDADO	DE 0 A 30 DIAS	DE 31 A 60 DIAS	DE 61 A 90 DIAS	DE 91 A 180 DIAS	DE 181 A 360 DIAS	MAS DE 360 DIAS	Total general
DERECHOS	52,826	-	-	-	-	-	52,826
OBLIGACION	-52,835	-	-	-	-	-	-52,835
TOTAL	**-10**	-	-	-	-	-	**-10**

FORWARD VENTA TITULOS CONSOLIDADO	DE 0 A 30 DIAS	DE 31 A 60 DIAS	DE 61 A 90 DIAS	DE 91 A 180 DIAS	DE 181 A 360 DIAS	MAS DE 360 DIAS	Total general
DERECHOS	5,827.8	-	-	-	-	-	5,827.8
OBLIGACION	-5,828.3	-	-	-	-	-	-5,828.3
TOTAL	**-1**	-	-	-	-	-	**-1**

FORWARD COMPRA DIVISAS	DE 0 A 30 DIAS	DE 31 A 60 DIAS	DE 61 A 90 DIAS	DE 91 A 180 DIAS	DE 181 A 360 DIAS	MAS DE 360 DIAS	Total general
DERECHOS	2,094,345.9	149,371.5	95,301.5	68,906.6	138,005.6	511.5	2,546,442.6
OBLIGACION	-1,941,564.3	-146,757.6	-90,466.4	-67,762.8	-137,198.7	-483.5	-2,384,233.3
TOTAL	**152,781.7**	**2,614.0**	**4,835.0**	**1,143.7**	**806.9**	**28.0**	**162,209.3**

FORWARD VENTA DIVISAS	DE 0 A 30 DIAS	DE 31 A 60 DIAS	DE 61 A 90 DIAS	DE 91 A 180 DIAS	DE 181 A 360 DIAS	MAS DE 360 DIAS	Total gel.
DERECHOS	1,465,144.3	434,775.7	205,379.5	388,355.6	185,718.5	2,610.4	2,681,984.1
OBLIGACION	-1,596,213.1	-455,772.7	-214,406.9	-392,022.4	-194,217.5	-2,461.5	-2,855,094.2
TOTAL	**-131,068.9**	**-20,997.0**	**-9,027.4**	**-3,666.8**	**-8,499.0**	**148.9**	**-173,110.1**

(6) Aceptaciones y Derivativos

Derechos operaciones de contado	$	2,244.1	173,306.7
Obligaciones operaciones de contado		(2,242.6)	(175,540.7)
Derechos operaciones forward		4,075,568.8	4,993,480.3
Obligaciones operaciones forward		(4,097.826.5)	(5,003,634.5)
Derechos de venta futuros		72,140.5	120,280.0
Obligaciones de venta futuros		(72,140.5)	(118,803.1)
Derechos swaps		667,119.2	490,069.1
Obligaciones swaps		(661,452.3)	(490,324.8)
Pérdida Call sobre divisas		-	(13.0)
Utilidad Put sobre titulos		255.6	-
Pérdida Put sobre divisas		(60.6)	-
	$	(16,394.3)	(11,180.0)

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que con lleva a efectuar operaciones mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Continúa....

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

	Dic-08				Jun-08			
	Venta	Variación %	Compra	Variación %	Venta	Variación %	Compra	Variación %
Derechos								
Divisas	2,575,278.7	-9.20%	2,368,050.4	-3.67%	2,836,318.9	30.22%	2,458,247.9	33.45%
Títulos	5,729.3	-70.50%	4,744.5	-67.81%	19,418.7	-89.58%	14,741.0	-91.21%
	2,581,008.0		2,372,795		2,855,737.6		2,472,988.9	
Obligaciones								
Divisas	2,698,786.7	-2.65%	2,277,853.8	-8.84%	2,772,332.9	29.39%	2,498,845.1	35.51%
Títulos	5,723.9	-70.51%	4,748.1	-67.79%	19,410.9	-89.53%	14,741.2	-91.22%
	2,704,510.6		2,282,601.9		2,791,743.8		2,513,586.3	
	Utilidad		Pérdida		Utilidad		Pérdida	
Resultado promedio mensual	92,626.1	-9.53%	92,175.4	-5.33%	102,385.4	365.85%	97,369.7	471.98%

Corresponden al promedio de los saldos finales mensuales durante el semestre.

Los plazos mínimos y máximos oscilaron entre 3 y 365 días durante los ejercicios terminados el 31 de diciembre y 30 junio de 2008.

No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

(7) Cuentas por Cobrar

		Diciembre	Junio
Otros Intereses:			
Fondos Interbancarios vendidos	$	0.3	0.1
Préstamos a empleados		15.4	15.9
Diversos		204.9	310.0
	$	220.6	326.0
Otras			
Dividendos y participaciones (1)	$	18,793.9	20,646.7
Arrendamientos		29.8	306.6
Venta de bienes y servicios (2)		960.5	5,079.9
Pagos por cuenta de clientes		100.8	163.8
Anticipos contratos y proveedores		1.5	0.8
Adelantos al personal		49.6	9.7
Impuesto a las ventas por pagar Débito		6,518.8	2,919.8
Diversos (3)		3,352.7	16,708.3
	$	29,807.6	45,835.6

(1) A diciembre 31 de 2008 este rubro comprendía entre otros valores: Epiandes S.A. $12,029.1, Promigas S.A. $4,933.8, Hoteles Estelar S.A. $872.2, Colombina S.A. $426.5, Mineros S.A. $356.4, Fiduciaria de Occidente, $166.3, Inca S.A. $9.6 ..A junio 30 de 2008 este rubro comprendía entre otros valores : Empresa de Energía de Bogotá por $9,117.0, Promigas por $4,617.0, Colombina S.A. por $1,279.6, Hoteles Estelar S.A. por $1,270.9, Gas Natural por $1,620.5, Mineros por $1,069.1, Colombiana de Extrusión por $685.7, Tablemac S.A. por $603.8.

(2) A diciembre 31 de 2008 , este rubro comprende entre otros valores: Inversiones Gaviria Restrepo $823.7, FID-Fiducolombina pagos Procampo $77.4, otros $ 59.4. A junio 30 de 2008 este rubro este rubro comprendía entre otros valores: Ingenio la Cabaña por $2,949.3, Inversiones Gaviria Restrepo por $823.7, Sain Ingenieros Constructores por $508.3, Skema Promotora S.A. por $508.3.

(3) A diciembre 31 de 2008 este rubro comprendía entre otros valores Operaciones de Mesa de dinero con el siguiente cliente: Banco Davivienda $1,072.0. A junio 30 de 2008 este rubro comprendía entre otros valores: Operaciones de Mesa de dinero con los siguientes clientes: Fondo de Pensiones Obligatorias Horizonte por $6,580.3, Jp Morgan Chase Ny por $2,240.2, Banco de Crédito por $1,967.3, Fondo de Cesantías Horizonte por $1,454.8, BBVA Fiduciaria por $714.5, Fiduprevisora por $435.7, Ilko Colombia S.A. por $319.6, Fondo de Pensiones Voluntarias BBVA por $238.4, HSBC Fiduciaria por $222.4.

Continúa....

Provisión para Cuentas por Cobrar

Saldo inicial	$	1,947.2	1,861.2
Más:			
Provisión cargada a gastos de operación comercial		1,323.3	89.1
		3,270.5	1,950.3
Menos:			
Reintegros de provisión comercial		111.0	3.1
Castigos cuentas por cobrar		1,187.4	-
	$	1,972.1	1,947.2

(8) Bienes Realizables y Bienes recibidos en dación en pago

Bienes Recibidos en Pago

		Diciembre	Junio
Bienes inmuebles	$	23,401.7	23.030,7
Bienes muebles		1,731.7	2.460,4
		25,133.4	25.491,1
Menos Provisión		(20,264.6)	(20.846,3)
	$	4,868.8	4.644,8

Bienes no utilizados en el objeto social

Terrenos	$	585.9	585.9

El detalle de los bienes recibidos en pago, de acuerdo con el tiempo de permanencia, es el siguiente:

		Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total	Provisión
31 de diciembre de 2008						
Inmuebles		540.0	345.0	22,516.7	23.401.7	18.533.0
Muebles		-	-	1.731.7	1.731.7	1.731.6
		540.0	345.0	24,247.7	25.133.4	20,264.6
30 de junio de 2008						
Inmuebles	$	122,9	318.1	22.589,7	23.030,7	18.385,9
Muebles		728.8	1.654.1	77.5	2.460.4	2.460.4
		851.7	1.972.2	22.667.2	25.491.1	20.846.3

La administración considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros. Actualmente la Corporación adelanta las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera. En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

La Corporación tiene avalúos y pólizas de seguros de sus bienes.

Continúa....

Provisión para Bienes Recibidos en Pago

Saldo inicial	20,846.3	$ 24.687,5
Más:		
Provisión cargada a gastos del ejercicio	207.8	15.6
	21,054.1	24,703.1
Menos:		
Reintegros de provisión	731.2	18.3
Utilización venta bienes recibidos en pago	58.3	3.838,5
	$ 20,264.6	$ 20,846.3

(9) Propiedades y Equipo, Neto

		Diciembre	Junio
Terrenos	$	3,052.1	3,052.1
Edificios		11,092.6	11,077.5
Equipo, muebles y enseres		8,744.2	8,823.7
Equipos de Computo		9,227.2	9,081.2
Vehículos		818.6	720.0
Equipo de movilización (acensores)		360.7	360.7
		33,295.4	33,115.2
Depreciaciones			
Edificios		(7,207.1)	(6,948.5)
Equipo, muebles y enseres		(7,389.0)	(7,360.6)
Equipos de computo		(8,662.0)	(8,562.0)
Vehículos		(296.0)	(294,3)
Equipo de movilización y maquinaria		(25.5)	(16.5)
		23,579.6	23,181.9
Total propiedades y equipo	$	9,715.8	9,933.3
Valorizaciones (*)		26,507.4	26,503.9
	$	26,507.4	26,503.9

(*) A junio 30 de 2008, este rubro comprendía: valorizaciones de Activos Fijos por $25,737.0 y Bienes de Arte y cultura por $766.9. A diciembre 31 de 2007 este rubro comprende la valorización de Activos Fijos por $19,774.9 y Bienes de Arte y cultura por $766.9.

La depreciación total registrada durante el primer y segundo semestre de 2008 en el gasto fue de $588.1 y $ 590.6 respectivamente.

La Corporación ha mantenido medidas necesarias para la conservación y protección de sus activos. Al 31 de diciembre y 30 de junio de 2008 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, predios, pérdida o daños a oficinas y vehículos.

La Corporación cuenta con avalúos de sus Bienes Inmuebles y no existen hipotecas o reservas de dominio sobre los mismos, ni han sido cedidos en garantía prendaria.

(10) Otros Activos

Aportes Permanentes

Para los semestres de 2008 existían aportes permanentes en clubes sociales por $98.2 .

Continúa....

Gastos Anticipados y Cargos Diferidos

El movimiento de los gastos anticipados y los cargos diferidos durante el semestre terminado al 31 de diciembre de 2008 es el siguiente:

	Junio	Cargos	Amortización	Diciembre
Gastos anticipados				
Intereses	$ 0.4	1.4	1.4	0.4
Seguros	105.6	2,013.2	1,785.8	333.0
Mantenimiento equipos	25.2	7.8	16.2	16.8
Comisiones pagadas por productos derivados	105.2	501.8	607.0	-
Mantenimiento programas para computador	101.8	129.9	121.1	110.6
Otros	176.6	194.7	351.7	19.6
Cargos diferidos:				
Organización y preoperativos	46.6	-	12.2	34.4
Remodelación	181.8	-	96.0	85.8
Estudios y proyectos	43.4	-	43.4	-
Programas para computador software	1,758.0	452.3	495.4	1,714.9
Útiles y papelería	46.0	69.0	81.2	34.7
Mejoras a propiedades tomadas en arriendo	256.2	17.0	53.6	219.6
Publicidad y propaganda	350.0	-	131.2	218.8
Impuestos	151.7	13.4	165.1	-
Contribuciones y afiliaciones	84.7	869.1	925.5	28.3
Otros	6.2	53.4	59.6	-
	$ 3,439.4	4,323.9	4,946.3	2,816

Otros

	Diciembre	Junio
Créditos a empleados	$ 1,999.8	2,417.9
Otros créditos empleados	2.4	2.7
Depósitos en garantía	41,554.6	275.8
Depósitos en contratos de futuros	11,211.8	10,725.8
Bienes de arte y cultura	266.9	266.8
Derechos en fideicomiso (1)	41,545.9	44,193.5
Diversos(2)	33.0	13,254.8
	$ 96,614.4	71,137.3

(1) Derechos en Fideicomisos

Fideicomiso para desarrollo inmobiliario	$ 23,621.9	23,556.5
Fideicomiso de administración de cartera (*)	356.7	4,442.0
Fideicomiso bienes realizables y recibido en pago	15,674.4	15,674.4
Fideicomiso de propiedad y equipo	345.6	345.6
Otros Fideicomisos	1,547.3	175.0
	$ 41,545.9	44,193.5

(*) Corresponde al Patrimonio Autónomo B producto de la cesión de Activos al Banco de Bogotá.

(2) A diciembre 31 de 2008 este rubro comprende entre otros valores: Sobrantes de anticipos y retenciones $11.6, Caja Menor $3.1, Anticipo industria y Comercio $18.3. A 30 de junio de 2008 este rubro comprendía entre otros valores: Retención en la fuente por $4,132.3, Sobrante de anticipos y retenciones por $9,093.4 .

Continúa....

Calificación Créditos a Empleados.

El siguiente es el detalle de la calificación de los Créditos de Empleados y Exempleados:

		Diciembre				
		Vivienda Consumo	Intereses	Total	Provisión	Garantías
Calificación Créditos de Empleados						
A- Normal	$	1,719.9	$ 13.5	$ 1,733.4	$ -	2,427.4

Calificación Créditos a Exempleados.

		Diciembre				
		Vivienda Consumo	Intereses	Total	Provisión	Garantías
A- Normal	$	224.7	2.2	226.9	-	208.5
B- Aceptable		3.6	0.1	3.7	-	3.6
C- Apreciable		7.4	0.2	7.6	0.1	-
E- Irrecuperable		46.6	-	46.6	46.6	43.1
	$	282.3	2.5	284.8	46.7	255.2

		Junio				
		Vivienda Consumo	Intereses	Total	Provisión	Garantías
Calificación Créditos de Empleados						
A- Normal	$	2.074.0	$ 13.8	$ 2,087.8	$ -	$ 3,019.3

Calificación Créditos a Exempleados.

		Junio				
		Vivienda Consumo	Intereses	Total	Provisión	Garantías
A- Normal	$	300.0	$ 2.2	$ 302.2	$ -	$ 290.5
E- Irrecuperable		46.6	0.0	46.6	$ 46.6	$ 42.7
	$	346.6	$ 2.2	$ 348.8	$ 46.6	$ 333.2

Provisión Otros Activos

		Diciembre	Junio
Saldo inicial	$	21,394.3	21,808.4
Más:			
Provisión cargada a gastos del ejercicio		1,458.5	21.1
		22,852.8	21,829.5
Menos:			
Reintegros de provisión otros activos		-	0.6
Reintegro otras provisiones		-	431.2
Utilización en venta derechos fideicomisos bienes recibidos en pago,		-	3.4
Saldo final	$	22,852.8	21,394.3

Continúa....

(11) Depósitos y Exigibilidades

		Diciembre	Junio
Certificados de depósito a término			
Emitidos a menos de 6 meses	$	448,968.8	276,798.3
Emitidos igual a 6 meses y menos de 12 meses		232,035.4	307,731.3
Emitidos igual o superior a 12 meses		120,844.8	213,874.0
		801,849.0	798,403.6
Cuentas de ahorro		205,908.7	242,320.2
Depósitos especiales		61.6	88.1
Bancos y corresponsales		46,883.9	4,765.3
Exigibilidades servicios bancarios		305.7	274.6
	$	47,251.2	5,128.0

(12) Fondos Interbancarios Comprados y Pactos de Recompra

Fondos Interbancarios comprados	$	33,400.0	11,134.0
Compromisos de transferencia en operaciones repo cerrado		264,682.5	376,957.9
Compromisos de transferencias en operaciones simultáneas		52,561.9	11,197.5
Compromisos originados en posiciones en corto de operaciones simultáneas		-	36,134.3
	$	350,644.4	435,423.7

Las tasas utilizadas en estas operaciones para los semestres terminados el 31 de diciembre y 30 de junio de 2008, oscilaron entre el 10.15% y 3.09% y entre el 10.0% y 2.57% respectivamente.

Sobre los montos anteriores no existían restricciones ni limitaciones

(13) Cuentas por Pagar- Otras

Industria y comercio	$	37.0	-
Timbres		0.7	0.7
Sobretasas y otros		1.0	5,074.8
Arrendamientos		525.2	410.5
Contribución sobre transacciones		-	15.3
Promitentes compradores		1,018.8	18.8
Proveedores		463.8	962.8
Retenciones y aportes laborales		1,563.3	1,429.2
Cheques girados y no cobrados		135.2	139.3
Diversas (1)		1,849.1	13,728.2
	$	5,594.1	21,779.6

(1) Al 31 de diciembre de 2008 este rubro comprendía entre otros valores: cuentas por pagar por operaciones mesa de dinero: Deutsche Bank por $864.1, Banco BVBA $197.5 .Al 30 de Junio de 2008 este rubro comprendía entre otros valores: cuentas por pagar por operaciones mesa de dinero: Banco BBVA por $4,310.6, Banco de Crédito por $2,563.9, Banco Davivienda por $2,728.5, JP Morgan Chase NY por $1,715.8 , Fondo de Cesantías Horizonte por $974.5.

Continúa....

(14) Otros Pasivos

Obligaciones Laborales Consolidadas

Cesantías consolidadas	$	308.8	232.8
Intereses sobre cesantías		-	13.4
Vacaciones consolidadas		1,235.4	1,375.6
Otras prestaciones sociales		305.7	322.2
	$	1,849.9	$ 1,944.0

Pensiones de Jubilación

El cálculo actuarial se elabora de acuerdo con lo establecido en el Decreto 2783 de 2001, teniendo en cuenta una Tasa Dane del 8.832% y una Tasa de descuento 14.045%.

Hace parte del cálculo actuarial una persona (hombre), el cual es pensionado directo de la Corporación.

El cálculo actuarial se encuentra totalmente amortizado

Monto total del cálculo actuarial	$ 1,279.3	$ 1,259.1
Valor pensiones causadas durante el semestre	77.3	73.2
Porcentaje de amortización	100%	100%

Ingresos Anticipados y Abonos Diferidos

El movimiento de los ingresos anticipados y cargos diferidos por los semestres terminados al 31 de diciembre de 2008, es el siguiente:

Ingresos Anticipados

		Junio	Cargos	Abonos	Diciembre
Intereses		-	-	0.1	0.1
Comisiones	$	32.2	32.2	678.8	678.8
Comisiones recibidas productos derivados		112.3	280.9	168.6	-
	$	144.5	313.1	847.5	678.9

Abonos Diferidos

		Junio	Cargos	Abonos	Diciembre
Utilidad en venta de activos	$	595.4	422.0	12.6	186.0
Patrimonio autonomo B por amortizar (1)		4,087.4	6,612.7	2,683.0	157.7
Otros Abonos diferidos		165.0	165.0	31.0	31.0
	$	4,847.8	7,199.7	2,726.6	374.7

(1) Ver Nota 11 en Derechos en Fideicomisos

Continúa....

(15) Pasivos Estimados y Provisiones

Obligaciones laborales	$	1,256.3	813.1
Impuestos		101.2	4,830.6
Multas y sanciones litigios, indemnizaciones		643.2	643.2
Multas y sanciones Superfinanciera		17.3	17.3
Diversos(1)		2,021.1	2,654.7
	$	4,039.1	8,958.9

(1) Incluye provisiones para cubrir gastos por servicios públicos.

(16) Capital Social

Para los semestres del 2008 el capital autorizado era de $1,715,0 representado en 171.500.000 acciones de valor nominal $10 pesos cada una.

Al 31 de diciciembre de 2008 el Número de acciones en circulación fue:

No. Acciones Preferenciales	10,741.134
No. Acciones Ordinarias	159,420.858
Total acciones suscritas y pagadas	170,161.992

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

(17) Reservas

Legal

De acuerdo con disposiciones legales vigentes en Colombia, todo establecimiento de crédito debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no repartidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 31 de diciembre y 30 de junio de 2008 la reserva legal era de $641,627.2 y $617,134.5, respectivamente.

Continúa....

Estatutarias y Ocasionales

El siguiente es el detalle de las reservas estatutarias y ocasionales al 31 de diciembre y 30 de junio de 2008.

		Diciembre	Junio
Reserva valoración de inversiones negociables (1)	$	394,738.2	389,097.5
Otras reservas a disposición de la asamblea para futuros repartos		133,449.3	161,777.8
	$	528,187.5	550,875.3

(1) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

(18) Ganancias o Pérdidas no Realizadas en Inversiones Disponibles para la Venta

Títulos Participativos			
Promigas S.A.	$	222,396.7	251,999.9
Mineros S.A.		(6,396.3)	(4,568.9)
Tablemac S.A.		7,064.5	15,759.4
Enka de Colombia S.A.		(2,235.5)	(2,076.9)
Banco Av Villas S.A.		(4.3)	23.1
Bolsa de Valores de Colombia		(299.9)	-
		220,525.2	261,136.6
Títulos de deuda:		(12,983.2)	(25,860.5)
	$	207,542.0	235,276.1

(19) Cuentas Contingentes

Acreedoras

Avales	$	252.5	252.5
Valores recibidos en operaciones repos y simultáneas		15,137.8	4,242.3
Garantías bancarias		106,752.6	78,866.1
Obligaciones en opciones		162,097.6	51,922.4
Por litigios estipulados en moneda legal (*)		52,176.4	52,176.3
Otras contingencias		9,248.9	4,801.9
	$	345,665.8	192,261.5

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación .

Continúa....

Deudoras

		Diciembre	Junio
Valores entregados en operaciones repos y simultáneas	$	517,771.0	158,606.9
Derechos en Opciones		200,180.6	139,707.0
Exceso renta presuntiva sobre líquida ordinaria		133,243.2	133,243.2
Otras contingencias		1,883.8	1,830.8
	$	853,078.6	433,387.9

(20) **Cuentas de Orden**

Deudoras

		Diciembre	Junio
Bienes y valores entregados en garantía	$	-	453,649.7
Valorización de bienes recibidos en pago		6,066.6	6,081.2
Remesas y otros efectos enviados al cobro		51,115.6	43,812.0
Cheques negociados impagados		5,474.0	4,697.9
Activos castigados		212,761.3	207,908.9
Ajustes por inflación activos		61,201.0	81,617.8
Distribución capital suscrito y pagado		1,701.6	1,683.4
Cuentas por cobrar dividendos decretados		98.2	98.2
Dividendos derechos en especie por revalorización		20,201.9	-
Propiedades y equipo totalmente depreciados		15,251.9	15,021.7
Valor fiscal de los activos(*)		3,376.017.2	3,376.017.2
Inversión en títulos garantizados por la Nación		186,477.8	226,544.3
Títulos garantizados por el Banco de la República		-	12.5
Títulos aceptados por los establecimientos de crédito		44,937.3	19,076.9
Títulos para mantener hasta el vencimiento		42,058.2	39,046.5
Títulos disponibles para la venta - Deuda		571,286.3	176,307.8
Operaciones reciprocas		261,691.7	249,865.0
Valor nominal Forward de compra en dólares		-	2,700.908.4
Valor nominal Forward de compra en euros		-	33,727.9
Otras		265,931.9	184,928.4
	$	5,122.272.5	7,821.005.7

(*) Corresponde al valor del patrimonio bruto fiscal al 31 de diciembre de 2007

Acreedoras

		Diciembre	Junio
Bienes y valores recibidos en custodia	$	411.9	352.1
Bienes y valores recibidos en garantía para futuros créditos		97,255.0	113,038.9
Garantías pendientes de cancelar		39,736.5	58,823.3
Bienes y valores recibidos en garantía-garantías idónea		2,668.3	2,810.3
Cobranzas recibidas		1,677.5	1,437.8
Ajustes por inflación patrimonio		316,334.8	316,334.8
Capitalización por revalorización del patrimonio		316,334.8	316,334.8
Rendimientos inversiones negociables títulos deuda		89,247.0	26,344.9
Dividendos decretados inversiones negociables		392.7	196.4
Valor fiscal del patrimonio		1,773,987.5	1,773.987.5
Calificación Cuentas por cobrar		2,002.2	8,160.7
Calificación cartera de empleados		3,383.1	2,420.6

Continúa....

	Diciembre	Junio
Operaciones reciprocas	130,893.3	117,486.1
Valor nominal Forward de venta en dólares	-	2,684.314.4
Valor nominal Forward de venta en euros	-	30,702.2
Otras	2,477.8	3,468.1
	$ 2,776.802.4	5,456.212.9

(21) Operaciones con Partes Relacionadas

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

a. Operaciones con Accionistas

	Diciembre	Junio
Disponible		
Banco de Bogotá S. A.	$23,608.1	$ 12,240.6
Banco de Occidente S. A.	11,924.3	19,562.9
Inversiones		
Banco de Occidente S. A.	5,575.7	6,233.7
Cuentas por Cobrar		
Banco de Occidente S. A.	146.0	118.3
Depósitos y Exigibilidades		
Banco de Occidente S. A.	6,702.3	-
Cuentas por Pagar		
Banco de Bogotá S. A.	15,994.4	13.124.5
Banco de Occidente S. A.	5,710.0	4,685.5
Ingresos Operacionales		
Banco de Bogotá S. A.	88.3	96.7
Banco de Occidente S. A.	788.9	488.5
Gastos Operacionales		
Banco de Bogotá S. A.	9.9	9.9
Banco de Occidente S. A.	144.8	211.5
Cuentas de Orden Deudoras		
Banco de Bogotá S. A.	23,618.0	12,250.5
Banco de Occidente S. A.	17,790.8	26,126.4
Cuentas de Orden Acreedoras		
Banco de Bogotá S. A.	16,082.7	13,221.2
Banco de Occidente S. A.	13,201.3	5,174.0

Continúa....

b. Operaciones con Compañías Vinculadas

Inversiones	Diciembre	Junio
Banco Corficolombiana S. A. (Panamá)	13,504.1	11,574.2
Leasing Corficolombiana S. A.	56,237.2	40,916.2
Leasing de Occidente S.A.	76,414.6	79,012.2
Casa de Bolsa Corficolombiana S. A.	10,557.8	10,557.8
Valle Bursátiles S. A.	-	31.2
Valores de Occidente S. A.	2,257.4	2,257.4
Banco Av Villas S. A.	202.9	240.3
Fiduciaria Corficolombiana S. A.	19,659.0	19,659.0
Fiduciaria de Occidente S. A.	1,762.9	1,762.9
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Estudios, Proyectos e Inversiones de los Andes S. A.	40,980.3	40,980.3
Concesionaria Vial de los Andes S.A.	6,518.9	92.8
Industrias Lehner S.A.	12,652.9	12,652.9
Hoteles Estelar S. A.	45,701.1	43,697.2
Lloreda S. A.	-	131,324.0
Mavalle S.A.	257.3	257.3
Organización Pajonales S. A.	36,353.2	33,758.9
Pizano S.A. en reestructuración	30,951.7	27,591.9
Plantaciones Unipalma de los Llanos S. A.	16,666.9	13,604.0
Promotora y Comercializadora Turística Santamar S. A.	10,150.5	10,112.5
Proyectos de Infraestructura S. A.	68,375.9	68,375.9
Tejidos Sintéticos de Colombia S. A.	15,688.9	15,688.9
Valora S. A.	29,576.9	19,247.9
Provisión Inversiones		
Lloreda S. A.	-	98,751.6
Promotora y Comercializadora Turística Santamar S. A.	3,275.4	3,237.4
Banco Av Villas S. A.	23.6	30.0
Pizano S.A. en reestructuración	-	2,537.7
Cuentas por Cobrar		
Casa de Bolsa Corficolombiana S. A.	131.2	25.7
Leasing Corficolombiana S. A.	179.6	174.4
Fiduciaria Corficolombiana S. A.	46.9	124.0
Fiduciaria de Occidente S.A.	166.3	185.1
Valora S.A.	1.2	798.6
Banco Corficolombiana (Panamá)	0.3	-
Hoteles Estelar S. A.	893.2	1,302.7
Colombiana de Licitaciones y Concesiones Ltda.	2.2	-
Industrias Lehner S.A.	13.1	-
Lloreda S.A.	-	97.7
Organización Pajonales S.A.	2.2	-
Proyectos de Infraestructura S.A.	-	0.4
Estudios, Proyectos e Inversiones de los Andes S. A.	12,029.1	-
Valorizaciones		
Banco Corficolombiana S. A. (Panamá)	-	134.4
Fiduciaria Corficolombiana S. A.	10,307.7	8,982.7
Leasing Corficolombiana S. A.	5,842.8	16,552.0

Continúa....

	Diciembre	Junio
Valle Bursátiles S. A.	-	7.8
Fiduciaria de Occidente S.A.	1,160.3	909.9
Leasing de Occidente S.A.	19,850.6	16,844.9
Colombiana de Licitaciones y Concesiones Ltda.	11,213.9	10,220.7
Estudios, Proyectos e Inversiones de los Andes S.A.	37,923.4	48,605.6
Hoteles Estelar S. A.	83,653.9	81,459.5
Mavalle S.A.	41.2	16.1
Organización Pajonales S. A.	65,356.5	48,676.4
Plantaciones Unipalma de los Llanos S. A.	15,799.0	18,327.0
Concesionaria Vial de los Andes S.A.	151.2	129.0
Proyectos de Infraestructura S. A.	35,895.5	31,904.6
Pizano S.A. en reestructuración	27,693.5	-
Tejidos Sintéticos de Colombia S. A.	4,461.2	4,460.6
Valora S. A.	460.5	6,736.3
Desvalorizaciones		
Casa de Bolsa Corficolombiana	1,885.2	565.2
Industrias Lehner S.A.	773.3	726.2
Banco Corficolombiana (Panamá)	6,695.0	-
Lloreda S. A.	-	32,572.4
Valores de Occidente S.A.	832.8	785.1
Depósitos y Exigibilidades		
Colombiana de Licitaciones y Concesiones Ltda.	17,799.5	16,266.7
Estudios, Proyectos e Inversiones de los Andes S.A.	28,016.3	15,596.1
Leasing Corficolombiana S. A.	210.8	3,628.9
Leasing de Occidente S.A.	24,576.8	13,057.3
Casa de Bolsa Corficolombiana S. A.	1,088.8	983.0
Plantaciones Unipalma de los Llanos S. A.	564.1	564.1
Valora S. A.	2.3	2.3
Proyectos de Infraestructura S.A.	1.9	1.9
Fondos Interbancarios		
Leasing Corficolombiana S. A.	11,138.0	-
Cuentas por Pagar		
Colombiana de Licitaciones y Concesiones Ltda.	449.1	467.1
Estudios, Proyectos e Inversiones de los Andes s.a.	961.4	252.0
Fiduciaria Corficolombiana S. A.	-	43.3
Proyectos de Infraestructura S.A.	-	0.8
Banco Popular S. A.	2,351.7	1,930.4
Leasing de Occidente S.A.	17.0	24.5
Fiduciaria Bogotá S.A.	-	45.1
Seguros de Vida Alfa S. A.	4.8	4.0
Hoteles Estelar S. A.	1.6	13.8
Plantaciones Unipalma de los Llanos S. A.	13.2	3.5
Industrias Lehner S.A.	0.6	0.6
Ingresos Operacionales		
Banco Corficolombiana S. A. (Panamá)	-	299.2
Casa de Bolsa Corficolombiana S. A.	246.3	3,367.1
Leasing Corficolombiana S. A.	17,796.6	5,954.5
Leasing de Occidente S.A.	11,478.2	12,453.1

Continúa....

	Diciembre	Junio
Fiduciaria Corficolombiana S. A.	4,326.7	3,539.9
Fiduciaria de Occidente S.A.	332.7	277.7
Proyectos de Infraestructura S.A.	17,796.4	15,636.5
Colombiana de Licitaciones y Concesiones Ltda.	1,830.7	2,251.9
Estudios, Proyectos e Inversiones de los Andes s.a.	23,356.8	11,300.3
Banco Av Villas	5.2	-
Hoteles Estelar S. A.	3,760.7	2,542.0
Lloreda S. A.	-	90.0
Leasing Bogotá S.A.	19.3	56.5
Concesionaria Vial de los Andes S.A.	386.3	51.3
Organización Pajonales S. A.	2,606.8	-
Plantaciones Unipalma de los Llanos S. A.	3,072.9	1,347.2
Promotora y Comercializadora Turística Santamar S. A.	14.5	-
Tejidos Sintéticos de Colombia S. A.	97.5	-
Valora S. A.	10,899.0	-
Industrias Lehner S.A.	87.6	-
Ingresos No Operacionales		
Banco Corficolombiana S. A. (Panamá)	20.9	21.4
Casa de Bolsa Corficolombiana S. A.	11.2	15.9
Estudios Proyectos e Inversiones de los Andes S.A.	24.6	24.6
Fiduciaria Corficolombiana S. A.	89.0	66.5
Hoteles Estelar S.A.	29.6	29.8
Leasing Corficolombiana S. A.	149.5	117.6
Lloreda S.A.	-	3.2
Pizano S. A. en restructuración	2,537.3	-
Proyectos de Infraestructura S. A.	29.3	-
Plantanciones Unipalma S.A.	28.5	-
Valora S. A.	2.8	70.0
Seguros de Vida Alfa S.A.	1.5	2.2
Gastos Operacionales		
Casa de Bolsa Corficolombiana S. A.	30.5	449.4
Fiduciaria Corficolombiana S. A.	807.2	372.0
Leasing Corficolombiana S. A.	827.6	860.1
A Toda Hora S. A.	20.3	20.9
Leasing de Occidente S.A.	1,529.1	842.3
Fiduciaria Bogotá S.A.	13.8	230.4
Seguros Alfa S. A.	37.9	33.0
Colombiana de Licitaciones y Concesiones Ltda.	857.0	841.2
Estudios, Proyectos e Inversiones de los Andes S.A.	2,248.1	604.8
Proyectos de Infraestructura S.A.	11.2	3.1
Plantaciones Unipalma de los Llanos S. A.	-	26.0
Promotora y Comercializadora Turistica Santamar S.A.	38.0	28.2
Valora S.A.	6.4	1.0
Hoteles Estelar S.A.	75.8	107.3
Seguros de Vida Alfa S.A.	31.0	33.0
Gastos No Operacionales		
Valora S.A.	47.5	-
Proyectos de Infraestructura S.A.	2.8	-
Cuentas de Orden Deudoras		
Colombiana de Licitaciones y Concesiones Ltda.	4,826.0	3,021.1
Banco Corfivalle Panamá	6,688.7	11,709.0

Continúa....

	Diciembre	Junio
Banco Popular S.A.		-
Banco AvVillas	179.3	210.4
Casa de Bolsa Corficolombiana S.A.	8,834.3	10,467.7
Fiduciaria Corficolombiana S.A.	30,820.8	29,115.2
Fiduciaria Bogotá S.A.	13.8	230.4
Fiduciaria de Occidente S.A.	3,089.6	2,858.0
A. T. H. A Toda Hora S.A.	20.3	20.9
Estudios, Proyectos e Inversiones de los Andes S.A:	36,892.1	13,561.2
Hoteles Estelar S. A.	-	17,021.3
Leasing Corficolombiana S. A.	63,381.2	58,502.7
Leasing de Occidente S.A.	105,336.4	96,835.4
Lloreda S. A.	-	19,049.3
Organización Pajonales S.A.	8,791.1	6,196.8
Plzano S.A. en restructuración	1,836.0	1,836.0
Plantaciones Unipalma de los Llanos S. A.	5,279.0	2,216.1
Promotora y Comercializadora Turística Santamar S. A.	80.8	80.8
Proyectos de Infraestructura S. A.	35,585.4	17,933.6
Seguros Alfa S.A.	342.3	33.0
Seguros de Vida alfa S.A.	31.0	33.0
Tejidos Sintéticos de Colombia S. A.	1,432.9	1,432.9
Concesionaria Vial de los Andes S.A.	107.6	51.3
Valle Bursátiles S. A.	-	1.7
Valora S. A.	14,712.5	-
Valores de Occidente S.A.	1,424.7	-
Cuentas de Orden Acreedoras		
Fiduciaria Corficolombiana S. A.	14,723.4	12,631.9
Fiduciaria Bogotá S.A.	-	45.1
Fiduciaria de Occidente S.A.	1,493.0	1,187.6
Casa de Bolsa Corficolombiana S.A.	538.8	3,800.9
Leasing Corficolombiana S. A.	35,137.7	37,359.6
Leasing Bogotá S.A.	19.3	-
Leasing de Occidente S.A.	55,922.6	42,379.8
Promotora y Comercializadora Turística Santamar S. A.	35.5	15,8
Seguros de Vida Alfa S.A.	4.8	6.2
Valores de Occidente S.A.	832.8	785.1
Banco Corficolombiana Panamá	6,674.2	454.9
Banco Popular S.A.	2,351.7	1,930.4
Banco AvVillas	969.1	23.1
Concesionaria Vial de los Andes S.A.	335.1	3.000.0
Tejidos Sintéticos de Colombia S.A.	-	90.7
Seguros Alfa	1.5	-

(c) Operaciones Celebradas con Miembros de la Junta Directiva y Representantes Legales

	Diciembre	
	Junta Directiva	Representantes Legales
Activos	$ -	45.5
Pasivos	259.6	4.0
Ingresos	-	3.3
Gastos	48.3	2.3

Continúa....

	Junta Directiva	Junio 2008 Representantes Legales
Activos	$ -	$ 84.0
Pasivos	241.9	24.0
Ingresos	-	4.1
Gastos	117.2	7.3

(d) Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 31 de 2008 $ 69,278.5

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
6.72%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward	Compra	252,194.6	256,726.8

(e) Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a junio 30 de 2008 $ 67,253.5

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
2.74%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS HORIZONTE	Forward	Compra	134,611.4	123,019.9
			Forward	Venta	108,281.6	115,381.2
					242,893.0	**238,401.1**
2.93%	800,224,808	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	Forward	Compra	67,305.7	60,217.6
0.06%	830,038,885	VALOREM S.A.	Forward	Compra	310,671,9	273,697.3
0.00%	860,007,660	BANCO DE CREDITO	Forward	Venta	85,208.0	89,420.4

(22) Ingresos Operacionales

Es siguiente es el detalle de los ingresos operacionales otros:

Dividendos y participaciones			
Epiandes S.A.	$	23,330.9	11,279.4
Promigás S.A.		14,744.2	12,392.0
Proyectos de Infraestructura S.A		17,651.8	15,635.6
Leasing Corficololombiana S.A.		16,390.1	5,068.1
Leasing de Occidente S.A.		10,616.8	10,924.9
Valora S.A.		10,899.0	-
Organización Pajonales		2,594.2	-
Sociedad de Inversiones en Energía		3,556.2	3,085.4
Concecol Ltda.		1,804.9	2,231.0
Casa de Bolsa Corficolombiana S.A.		-	3,237.8
Fiduciaria Corficolombiana S.A.		3,285.5	2,778.6
Concesionaria Tibitoc S.A		645.0	925.3
Banco Corfivalle Panamá		-	299.2

Continúa....

		Diciembre	Junio
Hoteles Estelar		3,748.3	2,541.9
Unipalma		3,062.9	1,347.1
Empresa de Energía de Bogotá		-	11,396.7
Gas Natural		-	3,240.9
Colombina S.A.		-	1,706.0
Mineros S.A.		-	1,425.8
Aerocali S.A.		-	883.2
Tablemac		-	603.8
Colombiana de Extrusión		-	685.8
Otros		395.0	1,904.9
	$	112,724.8	93,593.4

		Diciembre	Junio
Otros			
Utilidad en posición corto operaciones repo		9,064.5	5,216.2
Reintegro Provisión cuentas por cobrar		111.1	3.0
Ingresos diversos		17.4	177.7
	$	9,193.0	5,396.9

(23) Gastos Operacionales – Otros

		Diciembre		Junio
Pérdidas posición corto operaciones repo	$	14,036.7		4,813.4
Honorarios		937.7		1,963.8
Impuestos (1)		4,753.0		13,847.0
Arrendamientos		1,443.7		1,372.7
Contribuciones y afiliaciones		1,013.8		737.5
Seguros		1,919.2		1,914.7
Mantenimiento y reparaciones		705.3		947.3
Adecuación e instalación de oficinas		149.9		76.8
Diversos:				
Servicios de aseo y vigilancia		364.9		360.6
Servicios temporales		207.6		284.6
Publicidad y propaganda		527.4		779.4
Relaciones públicas		69.5		101.8
Servicios públicos		617.5		641.9
Gastos de viaje		137.8		188.1
Transporte		493.0		590.6
Útiles y papelería		152.8		147.3
Donaciones		111.3		1.5
Suscripciones y avisos		16.9		687.3
Portes de correo		45.0		54.6
Administración edificios		266.6		254.2
Cafetería		26.6		27.2
Gastos legales		15.9		28.0
Digitalización y empaste		58.6		79.7
IVA deducible prorrateo		8.6		14.6
Servicio de Conexión		508.8		327.7
Misceláneos		1,035.8		1,161.4
		29,623.9	$	31,403.7

(1) Al 31 de diciembre este rubro comprende al Gravámen a los Movimientos Financieros por $4,100.3 .Al Junio 30 de 2008, este rubro incluye la causación del impuesto del patrimonio por $10,149.7

Continúa....

(24) Otras Provisiones

		Diciembre		Junio
Bienes recibidos en pago	$	207.8	$	15.5
Otros activos		1,458.4		21.2
Disponible		0.1		69.9
		1,666.3	$	106.6

(25) Ingresos no Operacionales

		Diciembre	Junio
Utilidad en venta de:			
Bienes recibidos en pago	$	256.5	3,118.4
Propiedades y equipo		11.3	357.5
Arrendamientos		298.0	333.9
Recuperaciones:			
Bienes castigados		690.6	1,023.8
Reintegros provisión:			
Inversiones (1)		6,279.8	8,997.1
Reintegro Bienes realizables y recibidos		731.2	18.3
Otras provisiones		67.2	1,167.7
Otras recuperaciones		346.5	1,626.6
Otros Activos		-	0.6
Diversos			
Ingresos bienes recibidos en pago		121.4	133.9
Otros (2)		4,169.1	25,038.5
	$	12,971.6	41,816.3

(1) Al 31 de diciembre este rubro comprendía: Fibratolima en liquidación $1,347.3, Pizano S.A. $2,537.3., Bono Emcali $2,347.3. Al 30 de junio de 2008 este rubro comprendia entre otros valores: Aerocali por $3,356.8, Compañía de Aguas de Colombia por $827.7, Bonos Emcali por $4,669.9
(2)Al 30 de diciembre de 2008, este rubro comprendía entre otros valores: Causación del Patrimonio B Fidubogota Patrimonio Autonomos $1,987.3, Socimer Internacional Bank limites in liquitadion $1,460..0.Al 30 de juniode 20808 este rubro comprendía entre otros valores :Causación del patrimonio B Fidubogota Patrimonio Autonomos $23,383.4..

(26) Impuesto Sobre la Renta

La siguiente es la conciliación entre la utilidad contable y la renta gravable estimada.

		Diciembre	Junio
Utilidad antes de impuesto a la renta	$	130,599.0	101,761.3
Más (menos) partidas que aumentan (disminuyen) la utilidad fiscal:			
Dividendos no causados contablemente		(5,864.5)	6,763.3
Ingreso valoración de inversiones renta variable		(1,576.6)	(6,646.5)
Provisiones no deducibles		2,555.0	2,176.7
Impuestos no deducibles (GMF , impuesto patrimonio)		3,092.2	12,555.3
Impuesto industria y comercio		(167.1)	89.6
Gastos de otras vigencias y otros gastos no deducibles		555.2	1,459.0
Pérdida en venta de inmuebles		-	0.5
Gastos imputables ingresos no gravados		1,826.6	2,718.9
Ingresos diferidos declarados años anteriores		(32.3)	(835.3)
Utilidad en venta de acciones		(21,862.3)	-

Continúa....

Dividendos y participaciones no gravables		(95,488.8)	(95,788.3)
Diferencia por valoración de inversiones negociables renta fija		7,908.0	(21,867.3)
Reintegro provisiones no deducidas en años anteriores		(6,347.0)	(10,215.5)
Otros Ingresos no gravados		(112.8)	(6.9)
Utilidad - (Pérdida) Renta estimada		15,084.6	(7,835.7)
Compensación créditos fiscales		(15,084.6)	-
Renta presuntiva aplicable	$	27,002.9	25,468.2
Renta Exenta		(5,249.5)	(2,482.3)
Base gravable		21,753.4	22,985.9
Impuesto de renta (*)		7,178.6	7,585.3
Total Impuesto de Renta estimado año		7,178.6	7,585.3
Impuesto de Renta Requerido del período		2,728.9	3,822.7
Exceso de provisión		404.0	627.1
Total gasto impuesto de renta	$	3,132.9	4,449.8
(*) Porcentaje impuesto de renta para el año gravable		33%	33%

Las declaraciones por impuesto de renta de los años 2005 y 2006 se encuentran en firme; la del año 2007 está sujeta a revisión por parte de la DIAN.

Al 31 de diciembre de 2008 la Corporación posee excesos de renta presuntiva sobre renta ordinaria reajustados, pendientes de compensar por $133,243.2.

(27) Relación Activos Ponderados por Nivel de Riesgo - Patrimonio Técnico

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 31 de diciembre y 30 junio de 2008 la relación lograda por la Corporación fue de (51.89%) cincuenta y uno punto ochenta y nueve por ciento y (48.77%) cuarenta y ocho punto setenta y siete por ciento respectivamente.

(28) Contingencias

Con relación a la existencia de tres supuestos CDT de la Corporación Financiera del Valle S.A. con números 159743, 159744 y 159745, fechados el 17 de febrero de 1989, por valor de $58'5 cada uno, se informa:

1. Que tales títulos no aparecen registrados en la contabilidad de la Corporación y

2. Que en relación con hechos relacionados con los mismos, la Sala Penal de la Corte Suprema de Justicia no se pronunció sobre su existencia y validez. Así lo reconoció la Sala de Casación Penal en sentencia de tutela del 26 de febrero de 2008, confirmada posteriormente por la Sala de Casación Civil de la Corte Suprema de Justicia mediante sentencia del 7 de abril del mismo año, al manifestar que *"(...)el debate judicial no giró en torno a la temática de la Validez u oponibilidad de los títulos valores sobre los cuales recayó la actividad delictiva que ahí se juzgó (...)"*

Continúa....

(29) Gestión de Activos y Pasivos

De acuerdo con la Resolución 001 del 2 de enero de 1996 y la Circular Externa No. 024 de marzo de 1996, de la Superintendencia Financiera, en las cuales se definen los criterios y procedimientos mediante los cuales los establecimientos de crédito deben identificar, medir, evaluar y controlar su exposición a los riesgos de liquidez, tasa de interés y tasa de cambio, se presenta el estudio sobre los niveles de exposición de la Corporación.

A continuación se presentan las principales cuentas que afectan el GAP de liquidez de la Corporación en una maduración correspondiente a 12 meses:

		Diciembre	Junio
Disponible	$	46,621	122,323
Fondos Interbancarios		85,429	168,027
Inversiones Negociables		425,758	393,364
Inversiones No Negociables		651,902	653,779
Cuentas Por Cobrar		21,274	24,041
Derivados		(10,804)	(11,963)
Otros Activos		2,040	15,536
Total Posiciones Activas	$	1,222,220	1,365,107
Cdt's	$	596,944	572,856
Depósitos De Ahorro		51,997	73,603
Otros		47,251	5,128
Fondos Interbancarios		290,375	348,285
Cuentas Por Pagar		61,071	68,656
Otros Pasivos		2,410	2,661
Pasivos Estimados Y Prov.		101	4,845
Total Posiciones Pasivas	$	1,050,150	1,075,993

Durante el año 2008, la gestión del riesgo de liquidez se fundamentó en el cumplimiento de la Circular Externa 016 de 2008, la cual modifica el capitulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). Corficolombiana diseñó un cronograma de trabajo para ajustarse a la nueva normatividad. Se realizaron pruebas satisfactorias en los aplicativos para que a partir de enero de 2009 se reportara el Indicador de Riesgo de Liquidez (IRL) a la Superintendencia Financiera.

La Corporación de acuerdo con la regulación vigente calcula el riesgo de mercado con base en el modelo estándar establecido por la Superintendencia Financiera en la Circular Externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera Circular Externa 100 de 1995).

Metodología según circular externa 009 de 2007			
Riesgo por Módulos			
1- Tasa de Interés	$	31,461	38,135
2- Tasa de Cambio		1,247	3,509
3- Precio de Acciones		8,134	6,878
4- Carteras Colectivas		2,068	1,141
VeR Agregado	$	42,910	49,663

Continúa....

(30) Gobierno Corporativo (No auditado)

La Corporación Financiera Colombiana S.A., tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

Junta Directiva y Alta Gerencia: La Alta Gerencia y la Junta Directiva determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Políticas y División de Funciones:
Las políticas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo (crédito, mercado, liquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que depende de la Vicepresidencia Ejecutiva.

Reportes a la Junta Directiva: La Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción de las operaciones realizadas por la mesa de dinero, los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos, si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el Departamento de Riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura Tecnológica: La Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

Metodología para la Medición de Riesgo: La Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, gestión de activos, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

IDENTIFICACIÓN DE RIESGO: Se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

MEDICION DE LOS RIESGOS: Se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de

Continúa....

recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

ASIGNACIÓN DE LÍMITES: Se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o contraparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

MEDICION Y CONTROL DE LIMITES: Se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

GENERACIÓN DE INFORMES: Se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional: La Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.
En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes vicepresidencias de la Corporación como sigue:

Responsabilidad	Area	Reporta a:
Negociación	Vicepresidencia Tesorería	Presidencia
	Vicepresidencia Comercial	Presidencia
	Vicepresidencia Banca de Inversión	Presidencia
	Vicepresidencia Portafolios de Inversión	Presidencia
	Vicepresidencia Inversiones	Presidencia
Control	Gerencia Riesgo	Vicepresidencia Ejecutiva
	Gerencia Riesgo Crediticio	VicepresidenciaEjecutiva
Contabilización	Gerencia Operaciones de Tesorería	Vicepresidencia Operaciones
	Gerencia Operaciones de Apoyo	VicepresidenciaOperaciones

(31) Revelación de Riesgos

Objetivos

Las actividades de tesorería de la Corporación se realizan dentro de un marco de límites y políticas establecidas por la Junta Directiva y monitoreadas y controladas por la Gerencia de Riesgo. Las decisiones se toman dentro de dicho marco a partir del permanente y continuo seguimiento a las variables económicas de carácter interno y externo. Todo con el objetivo de maximizar la relación riesgo/retorno de los portafolios administrados, optimizar el

Continúa....

retorno de la relación comercial con los clientes de la Corporación y capturar las oportunidades que se detecten en los diferentes mercados en los que interviene:

- Deuda Publica Interna (en calidad de Creador de Mercado)
- Deuda Privada
- Divisas
- Instrumentos derivados moneda local
- Instrumentos derivados en moneda extranjera

Filosofía en la Toma de Riesgos

Para asegurarse que las actividades de tesorería se acoplen a los objetivos y estrategias de la Corporación, la Junta Directiva ejerce un permanente monitoreo del perfil de riesgo. Realizando seguimiento a las posiciones de tesorería, a los límites de Riesgo de Mercado, Riesgo de Crédito, Riesgo de Liquidez y Riesgo Operacional.

La filosofía de asunción de riesgos es consistente con las políticas generales de la gestión de activos y pasivos y considera aspectos como análisis económicos, análisis técnico, análisis fundamental y el efecto de cambios del entorno en el libro bancario y en el libro de tesorería.

EVALUACIÓN:

El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

I. Riesgo de Mercado

1. Posición Portafolio Pesos

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

Límites del portafolio de inversiones disponible para la venta: Se limita el valor nominal de la posición en títulos de deuda pública y privada, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Límites del portafolio de Inversiones hasta el vencimiento: Se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

2. Posición Portafolio Dólares

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda pública (TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

Límites posición en divisas: Se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

Continúa....

3. Límites de Pérdidas

PyG diario: es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

VeR (valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

MAT (management action trigger): Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR

Límite: MAT = VeR

Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

II. Riesgo de Liquidez

Para el riesgo de liquidez se utiliza como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes.

Por otra parte se continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

III. Riesgo de Crédito

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología Camel en la Gerencia de Riesgo.

Continúa....

1. Categorías de Riesgo de Contraparte

Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1

Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

Categoría 2

Exposición crediticia en productos derivados renta fija y divisas.
Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

Plazo Remanente	Renta Fija	Tipo de Cambio
Hasta 3 meses	5.2%	10.6%
De 3 a 6 meses	7.4%	15.0%
Mayor a 6 meses	10.8%	21.2%

En caso de que la volatilidad real supere la utilizada en el cuadro anterior, se aplicará la volatidad real más un 10% adicional. Se entiende por volatilidad real aquella que es calculada con la historia de la TRM para divisas y del IDP (Índice de Deuda Pública) para renta fija, en una ventana móvil de acuerdo al plazo analizado.

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

Categoría 3

Riesgo spot
Ejemplos: Compra - venta títulos, y divisas free delivery.

Riesgo over night.

Categoría 4

Categoría DVP o compensada
Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar.

Continúa....

IV. Riesgo Operacional

Corficolombiana ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el segundo semestre de 2008 fueron:

- Se aplicó metodología de medición indicadores de riesgo operacional a partir de julio de 2008.
- Se implementó herramienta de inteligencia de negocios con la cual la compañía puede: a) consultar y gestionar sus mapas de riesgo operacional, b) consultar y gestionar los eventos de riesgo operacional, c) consultar y gestionar la evolución de sus principales indicadores de riesgo operacional y d) Consultar información estadística propia de la herramienta que le permiten realizar un seguimiento más efectivo de la gestión de riesgo operacional
- Se implementó herramienta de capacitación virtual, la cual permitió capacitar al 95% de los funcionarios de la entidad en temas relacionados con riesgo operacional.
- Con relación a la base de datos de riesgo operacional, a Diciembre 31 la base de datos contaba con 201 registros con la siguiente distribución:

Tipo de evento	# de registros
Fallas en los procesos	120
Fallos en los sistemas	40
Otros	41

Proceso	# de registros
Misional	152
Apoyo	37
Estratégico	12

Tipo de pérdida	# de registros
Tipo B (Sin impacto en PyG)	168
Tipo A (Con impacto en PyG)	27
Tipo C (cuasipérdida)	6

Los 27 eventos registrados tipo A, suman $94.8 millones.

- Con relación al Plan de Continuidad de Negocio, en el segundo semestre se realizó la segunda prueba de aplicativos internos, externos y se probaron los protocolos de contingencia con el Banco de la República, Deceval y Bolsa de Valores de Colombia.

ADMINISTRACIÓN:

Junta Directiva: La Junta Directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

Continúa....

La Junta Directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

Comité de ALCO: Las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

Comité de Crédito: La principal función es la de establecer y recomendar a la Junta Directiva los cupos de crédito y contraparte de los clientes de la Tesorería.

Comité Riesgo Operacional: Las principales funciones son las de presentar para aprobación de la Junta Directiva y la alta gerencia las políticas y normas de gestión del riesgo operacional y realizar el seguimiento y control de las mismas. Diseñar la estrategia de gestión de riesgo operacional de la Corporación y liderar su ejecución. Establecer los procedimientos y mecanismos, aprobando las metodologías y los sistemas de una adecuada gestión y administración del riesgo operacional. Conocer y comprender los riesgos operacionales que asume la Corporación, evaluando permanente la exposición al riesgo. Participar en la evaluación de la participación en nuevos mercados y la negociación de nuevos productos. Desarrollar estrategias para la construcción de una cultura organizacional de gestión de riesgos operacional dentro de la Corporación. Evaluar los planes de contingencia y de continuidad del negocio y establecer los recursos necesarios para su oportuna ejecución.

Vicepresidencia Ejecutiva: El Vicepresidente Ejecutivo, reporta a la Presidencia y sus principales funciones, entre otras, son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cupos y límites de portafolio, emisor y contraparte establecidos por la Junta Directiva.

Gerente de Riesgo: El Gerente de Riesgo reporta a la Vicepresidencia Ejecutiva y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un auxiliar, que se encargan de desarrollar el Sistema de Administración de Riesgo Operacional (SARO) al interior de la Corporación y filiales financieras.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Gerente de Riesgo Crediticio: El Gerente de Riesgo Crediticio reporta a la Vicepresidencia Ejecutiva y sus principales funciones son los de diseñar e implementar los modelos financieros para el análisis de crédito y cupos de contraparte para entidades del sector no financiero, Igualmente, recomendar el análisis de crédito y cupo de contraparte y finalmente, presentar los cupos solicitados a las instancias respectivas. La labor del Gerente de Riesgo Crediticio es apoyada por un Director de Crédito.

MEDICIÓN:

Durante el 2008 la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $42,521. La relación ingreso / riesgo tomando el VeR promedio de 2008 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR por modulo de riesgo se presenta a continuación:

Continúa....

VALOR EN RIESGO POR MODULOS	VeR
TASAS DE INTERSES	$ 31,461
TASAS DE CAMBIO	1,247
PRECIO DE ACCIONES	8,134
CARTERA COLECTIVAS	2,068
VALOR EN RIESGO TOTAL	$ 42,910

La Corporación define la posición en cada activo financiero como el inventario del portafolio más los compromisos de compra – los compromisos de venta.

1. Posición Portafolio Pesos (cifras en millones)

Portafolio de inversiones negociables: La posición al cierre de 31 de diciembre de 2008 fue de $168,608

Posición neta portafolio negociable: portafolio negociable mas forwards de compra menos forwards de venta $168,608

Portafolio de inversiones disponible para la venta: Al cierre de diciembre 31 de 2008 esta posición es de $550,986

Portafolio de Inversiones hasta el vencimiento: A diciembre 31 de 2008 la posición fue de $93,500

Swaps de tasa de interés: Al cierre de diciembre de 2008 la posición en el portafolio de swaps equivale a $5,667

Opciones sobre títulos renta fija: Al cierre de diciembre de 2008 la posición en el portafolio de opciones sobre títulos renta fija equivale a -$61

2. Posición Portafolio Dólares

Portafolio de inversiones negociables: Al cierre de diciembre 31 de 2008 la posición es de $154,823

Posición neta portafolio negociable: portafolio negociable mas forwards de compra menos forwards de venta $154,823

Portafolio de inversiones disponible para la venta: Al cierre de diciembre 31 de 2008 esta posición es de $91,296

Portafolio de Inversiones hasta el vencimiento: A diciembre 31 de 2008 la posición fue de $0

Posición en divisas: Al cierre de diciembre 31 de 2008 la posición de riesgo en TRM equivale a US$ 11, 649,872

Forwards de divisas: Al cierre de diciembre 31 de 2008 el valor del portafolio de forwards de divisas equivale a $-22,256

Contratos de Futuros OPCF: Al cierre de diciembre 31 de 2008 el valor del portafolio de futuros de divisas equivale a $492

Opciones de Divisas: Al cierre de diciembre 31 de 2008 la posición en el portafolio de opciones de divisas equivale a $-256

El 2 de Octubre de 2008 se informo a la Superintendencia Financiera de Colombia, la decisión de valorar todo el portafolio de Forward Peso-Dólar según con lo dispuesto en la CE 025 de 2008, generando una utilidad de $2.058 que se vio reflejada en los estados de resultados del mes de Octubre de 2008

Continúa....

3. Límites de Pérdidas

I. Riesgo de Mercado

PyG diario: El PyG 30 días al cierre de diciembre de 2008 presenta una utilidad excluyendo gastos operacionales aproximadamente de $42,521

VeR (valor en riesgo): El VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de diciembre de 2008 equivale a $ -1,815 aproximadamente frente al límite establecido por Junta Directiva de $ -7,101.0.

MAT (management action trigger): Al cierre de diciembre de 2008 el MAT asciende a $3,005 aproximadamente frente al límite determinado por Junta Directiva que asciende a $-7,101.0.

Análisis de sensibilidad (stress test):

	Pérdida Estimada en		
Portafolio ($MM)	50 PBS	100 PBS	200 PBS
Negociables Pesos	30.31	60.61	121.23
Negociables USD	190.92	381.84	763.69
Disponible para la Venta Pesos	13,365.68	26,731.35	53,462.70
Disponible para la Venta USD	5,349.84	10,699.69	21,399.38
Al Vencimiento	N.A	N.A	N.A

Valores Máximos, Mínimos y Promedio.

El portafolio de la tesorería durante el 2008 tuvo el siguiente comportamiento:

Continúa....

PORTAFOLIO EN PESOS	MAXIMO	MINIMO	PROMEDIO
Inversiones Negociables	271,144.89	72,118.87	159,590.47
Inversiones Disponbles para la Venta	784,968.34	362,178.09	582,288.89
Inversiones Hasta el Vencimiento	124,907.45	52,892.09	88,673.23
Forward Compra Títulos	0.00	0.00	0.00
Forward Venta Títulos	65.69	310.44	61.18
PORTAFOLIO EN USD			
Inversiones Negociables	171,692.43	88,512.68	115,208.18
Inversiones Disponbles para la Venta	95,077.99	52,547.95	78,967.37
Inversiones Hasta el Vencimiento	260.63	0.00	26.06
Forward Compra Títulos	-9.90	0.00	-3.18
Forward Venta Títulos	-40.73	-5,792.12	-1,460.59
DERIVADOS			
Forward Compra Divisas	29,671.55	42,858.79	24,799.71
Forward Venta Divisas	-89,028.40	-65,116.44	-29,760.97
Contratos de Futuros OPCF	46,156.85	184,872.00	88,085.97
Swap de Tasa de Interes	5,666.95	0.00	2,226.64
Opciones de Divisas	-174.72	-111.03	-13.82
Opciones de Títulos	0.00	109.54	14.19

II. Riesgo de Liquidez

Al cierre de diciembre de 2008, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 de superávit y presentaba al finalizar diciembre de 2008 un superávit de $496,802.

III. Riesgo de Crédito

Durante el año 2008, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

CONTROL:

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office: Area encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office: Area encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Continúa....

Back Office: Area encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

(32) Controles de Ley

Al 31 de diciembre y 30 de junio de 2008 la Corporación cumplió con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

(33) Riesgo Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

Continúa....

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la Circular Externa 22 del 19 de abril de 2007 y sus modificaciones en las Circulares Externas 61 de diciembre de 2007 y 26 de junio del 2008. En virtud de estas instrucciones la Corporación transformó el Sistema Integral de Prevención de Lavado de Activos SIPLA en el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT; fue así como la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

CORPORACIÓN FINANCIERA COLOMBIANA S. A. Y SUBORDINADAS
Notas a los estados financieros consolidados al
31 de Diciembre y 30 de Junio de 2008

(Cifras expresadas en millones de pesos colombianos, excepto cuando se indique lo contrario)

(1) Entidad Reportante

La Corporación Financiera Colombiana S. A., es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera de Colombia, mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de noviembre de 1961 mediante escritura pública No 5710 de la notaría primera del círculo de Cali; el plazo de duración de la Corporación expira el 2 de octubre del año 2051, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas.

Con la escritura No. 12.364 de diciembre 30 de 2005, se formaliza la fusión de la Corporación Financiera del Valle S. A. (entidad absorbente) y la Corporación Financiera Colombiana S. A. (absorbida), en esa misma escritura la entidad absorbente modificó su razón social por el de Corporación Financiera Colombiana S. A., cambio su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumentó su capital autorizado a $1.715.0.

Con la Escritura No. 10410 de la notaria 71 de Bogotá el día 26 de diciembre se formalizó la fusión de la Corporación Financiera Colombiana (Entidad absorbente) y la Sociedad Proyectos de Energía S. A. (absorbida) la cual se disuelve sin liquidarse.

La Corporación tiene como objeto social la movilización de recursos y asignación de capitales para promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas, para participar en su capital y promover la participación de terceros en tales empresas, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo. De estas empresas se exceptúan las instituciones sometidas al control y vigilancia de la Superintendencia Financiera de Colombia, salvo las Sociedades de Servicios Financieros y los Establecimientos de Crédito.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 5 regionales y 6 agencias en distintas ciudades del país, al 31 de diciembre de 2008. La Corporación no tiene corresponsales no bancarios. Al 31 de diciembre de 2008 cuenta con 299 empleados directos, 5 indirectos y 32 temporales, además posee las siguientes filiales y subsidiarias: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística

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Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda.,Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A., Pizano S.A., en restructuración, Inversora en Aeropuertos S.A., e Industrias Lehner S.A. Los estados financieros que se acompañan incluyen los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

Plantaciones Unipalma de los Llanos S.A. Unipalma S.A., se constituyó mediante Escritura Pública número 2.627 de la Notaría 1a. de Cali, el 20 de junio de 1966 bajo el nombre de "Metales Suramericanos Limitada", posteriormente mediante Escritura Pública número 6388 del 23 de enero de 1986 de la Notaría 4a. de Bogotá, cambió su nombre por el que en la actualidad posee. Su objeto social es el cultivo de la palma africana en sus diferentes variedades y su explotación industrial, así como la prestación de servicios de asistencia técnica relacionados con el cultivo y exportación de la palma africana. Su domicilio principal es la ciudad de Bogotá.

Colombiana de Licitaciones y Concesiones Ltda. - Concecol, se constituyó el 30 de noviembre de 1994, mediante Escritura Pública número 6626, de la Notaría 18 de Bogotá; su duración es hasta el 30 de noviembre del 2044. Su objeto social es la promoción, estructuración y participación en todo tipo de proyectos de infraestructura, pudiendo para el efecto celebrar cualquier modalidad de contrato, en especial el contrato de concesión, con el Estado y con otras entidades descentralizadas de cualquier nivel; la presentación de propuestas u ofertas en licitaciones públicas y privadas de cualquier clase de proyectos de infraestructura, en especial servicios públicos, generación y transformación de energía, transporte y carreteras, puertos y comunicaciones; la asesoría integral a terceros en toda clase de proyectos de infraestructura, encaminada a determinar la viabilidad y conveniencia de los mismos, sus esquemas financieros y la formulación de propuestas, pudiendo igualmente gestionar la obtención de créditos para su implementación y desarrollo. Su domicilio se encuentra en Bogotá.

Tejidos Sintéticos de Colombia S.A., fue constituida el 27 de junio de 1985 mediante Escritura Pública número 1946 en la ciudad de Bucaramanga, tiene una duración hasta el 31 de diciembre del año 2085. Su objeto social es el montaje y explotación de fábricas para la producción de artículos elaborados con materia plástica y otros materiales afines. Ubicados en la Zona Industrial Chimita Km. 1, Bucaramanga.

Estudios, Proyectos e Inversiones de los Andes S.A. es una sociedad legalmente constituida por Escritura Pública número 12202 del 5 de enero de 1988, otorgada en la Notaria 5 de Bogotá. Reformada por Escritura Pública número 20023 del 13 de marzo de 1995 de la Notaria 28 de Bogotá. El domicilio principal es la ciudad de Bogotá D. C., la duración de la sociedad establecida por los estatutos es hasta el 5 de octubre del año 2036 pero podrá disolverse o prorrogarse antes de dicho término. El objeto principal es desarrollar los proyectos de infraestructura de servicios públicos, construir carreteras, vías y en general redes viales, invertir en todo tipo de proyectos de infraestructura a nivel nacional o regional. Su domicilio principal esta en Bogotá.

Promotora y Comercializadora Santamar S.A., es una sociedad creada mediante escritura pública número 0061 de enero 20 de 1998 de la notaría 09 del circulo de Bucaramanga, reformada mediante escritura pública número 410 de fecha marzo 10 de 1998, con vigencia hasta diciembre 31 de 2050. La empresa tiene como objeto principal estructurar, desarrollar, poner en marcha y promover el complejo turístico denominado Santamar Club, mediante el sistema de tiempo compartido, provenientes del proyecto turístico y hotelero Santamar Club y operar, mantener y administrar establecimientos constituidos bajo cualquiera de las modalidades de tiempo compartido, así mismo podrá delegar ya sea la operación, mantenimiento o administración de éstos establecimientos, en la actualidad opera y administra el Hotel Santamar y Centro de Convenciones. Ubicada en Santa Marta.

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Leasing Corficolombiana S.A. Compañía de Financiamiento Comercial, es una sociedad comercial anónima, de carácter privado, establecida de acuerdo con las leyes colombianas, constituida el 21 de enero de 1988 mediante Escritura Pública No. 116 de la Notaría Primera de Cali. En julio 23 de 1993, a través de la Resolución 2455, la Superintendencia Financiera autorizó la conversión de Leasing del Valle S. A., en Compañía de Financiamiento Comercial especializada en leasing, de conformidad con lo establecido por la Ley 35 de 1993. Esta conversión fue protocolizada mediante Escritura Pública No. 2793 de agosto 10 de 1993 de la Notaría Quinta de Cali, inscrita en la Cámara de Comercio el 17 de agosto de 1993 bajo el número 69059 del libro IX. La vigencia de la Compañía es hasta el 19 de octubre del 2093.

Como consecuencia de su conversión, la Compañía ha diversificado sus servicios, pues cuenta con la debida autorización para efectuar cualquiera de las operaciones propias de una Compañía de Financiamiento Comercial, además de su objeto social principal que es el de realizar operaciones de arrendamiento financiero en todas sus modalidades están otras como: Captación de recursos a través de certificados de depósito a término, otorgamiento de créditos, factoring, aceptaciones bancarias y operaciones repo, entre otras.

Banco Corficolombiana (Panamá) S.A. Constituida el 10 de agosto de 2004 y opera en la República de Panamá con una licencia internacional otorgada por la Superintendencia de Bancos de la Republica de Panamá, según resolución S. B. No. 214 – 2004 emitida el 17 de septiembre de 2004. Tiene como objeto social principal realizar operaciones de préstamos, leasing internacional y otras actividades para financiar capital de trabajo de diversas compañías.

Casa de Bolsa Corficolombiana S.A. - Comisionista de Bolsa fue constituida como Sociedad Anónima establecida de acuerdo con las leyes colombianas el 26 de abril de 1991. La Sociedad se encuentra sometida al control y vigilancia de la Superintendencia Financiera de Colombia.

Su principal objetivo es el desarrollo del contrato de comisión para la compra y venta de valores; igualmente tiene por objeto el desarrollo de servicios de asesoría de mercados y otras actividades autorizadas por la Superintendencia Financiera de Colombia.

El término de duración de la Comisionista expira el 26 de abril de 2090; sin embargo dicho término puede ser extendido por decisión de la Asamblea de Accionistas.

Fiduciaria Corficolombiana S.A. es una sociedad de servicios financieros establecida de acuerdo con las leyes colombianas el 4 de septiembre de 1991 mediante Escritura Pública No. 2803 de la Notaría Primera de Cali.

El término de duración de la Fiduciaria expira el 4 de septiembre del año 2090. Este término puede ser extendido por decisión de la Asamblea de Accionistas.

La Fiduciaria tiene por objeto exclusivo el desarrollo de todos los negocios fiduciarios regulados por la ley y por las normas que la complementen y adicionen, sobre toda clase de bienes muebles e inmuebles, corporales e incorporales.

Valora S.A. Tiene como objeto social la administración, asesoría, planeamiento, promoción, mercadeo, comercialización, desarrollo, intermediación, inversión y ejecución de cualquier tipo de actividades en el sector industrial, comercial o de servicios y la exportación, importación, producción, compra y venta de toda clase de bienes y servicios y la inversión en bienes muebles e inmuebles.

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Organización Pajonales S.A., Fue constituida como sociedad anónima establecida de acuerdo con las Leyes Colombianas, mediante escritura pública No. 1048 del 2 de mayo de 1980, otorgada en la Notaria 2a de Ibagué (Tolima), e inscrita en la Cámara de Comercio de Ibagué el 5 de mayo de 1980 bajo el No. 4331 del libro respectivo.

Según escritura publica No. 0003509 del 21/12/06 de la Notaria 3ª de Ibagué, inscrita el 28/12/06 bajo el No. 0035795 del libro IX, la sociedad cambio su nombre de Compañía Agropecuaria e Industrial Pajonales S. A. por el de Organización Pajonales S. A.

El objeto social de la compañía es explotar industrialmente la agricultura, la ganadería y la selvicultura; la inversión o promoción de empresas agrícolas, ganaderas, forestales, agroindustriales, de construcción, inmobiliarias, comerciales e industriales.

Hoteles Estelar S.A., tiene como objeto social la promoción, construcción, administración y explotación de hoteles; la promoción de compañías cuya actividad sea la actividad inmobiliaria y la propiedad raíz y la adquisición, enajenación, arrendamiento y administración de bienes muebles e inmuebles.

Proyectos de Infraestructura S.A., antes Hacienda El Carmen Ltda., es una sociedad anónima, establecida de acuerdo con las leyes colombianas el 26 de marzo de 1985, según Escritura Pública No. 893 de la Notaría Primera de Cali. El término de duración de la compañía es hasta el 1 de marzo del año 2043.

Mediante Escritura Pública No. 562 de marzo 1 de 1993 de la Notaría Primera del Círculo de Cali, la sociedad Hacienda El Carmen Ltda., se transformó de Sociedad Limitada a Sociedad Anónima, y cambió su razón social de Hacienda El Carmen Ltda., a Proyectos de Infraestructura S. A. El objeto social de Proyectos de Infraestructura S. A. consiste principalmente en la construcción de obras públicas por el sistema de concesión, así como el desarrollo total o parcial de construcción de obras públicas y privadas bajo cualquier otro sistema distinto de la concesión.

Inversora en Aeropuertos S.A. tiene como objeto social la promoción, estructuración y participación en todo tipo de proyectos de infraestructura, pudiendo para el efecto celebrar cualquier modalidad de contrato, en especial el contrato de concesión, con el Estado y con otras entidades descentralizadas de cualquier nivel; la presentación de propuestas u ofertas en licitaciones públicas y privadas de cualquier clase de proyectos de infraestructura, en especial servicios públicos, generación y transformación de energía, transporte y carreteras, puertos y comunicaciones. Su domicilio se encuentra en Bogotá. Constituida por escritura pública 10308 de notaria 71 de Bogotá el 20 de diciembre de 2007, con un periodo de duración hasta el 20 de diciembre de 2037.

Industrias Lehner S.A. tiene como objeto social la fabricación y comercialización de productos utilizados en la industria de la construcción, elaborados con base en aluminio, vidrio y madera. Fue constituida el 5 de octubre de 1957, mediante escritura pública 4714 de la Notaría Segunda de Cali, con un periodo de duración hasta el 7 de mayo de 2096. Su domicilio principal es la cuidad de Palmira y el ámbito de sus operaciones, se extiende a Norte América, Centro América y Sur América.

La Corporación y algunas subordinadas tienen cierres semestrales excepto por: Tejidos Sintéticos de Colombia S.A., Industrias Lehner S.A., Promotora y Comercializadora Santamar S.A., Banco Corfivalle (Panamá) S.A., y Pizano S.A., que tienen cierres anuales.

Los activos, pasivos, patrimonio y resultados de la matriz y sus subordinadas al 31 de diciembre y 30 de junio de 2008, es el siguiente:

	Diciembre de 2008				
	Activo	Pasivo	Patrimonio	Utilidad (Pérdida) del Ejercicio	% Directo Partic.
Matriz y sus subordinadas financieras $	4,056,289.4	2,093,663.0	1,962,626.4	124,130.1	
Colombiana de Concesiones y Licitaciones Ltda.	31,851.2	1,292.4	30,558.8	1,036.0	100.00%
Estudios, Proyectos e Inversiones de los Andes	296,932.2	206,695.5	90,236.7	14,658.2	94.87%
Hoteles Estelar de Colombia S. A.	208,083.1	49,221.1	158,862.0	4,096.6	84.91%
Industrias Lehner S. A.	84,052.2	54,032.8	30,019.4	(897.8)	49.83%
Inversora en Aeropuertos S. A.	2.9	1.2	1.7	(3.3)	94.98%
Organización Pajonales S. A.	142,799.0	32,118.6	110,680.4	2,256.0	94.99%
Pizano S. A.	309,749.1	116,494.5	193,254.6	1,523.1	39.99%
Plantaciones Unipalma de los Llanos S. A.	78,056.6	17,036.6	61,020.0	2,285.6	54.53%
Promotora y Comercializadora Santamar S. A.	19,165.7	3,038.9	16,126.8	(189.1)	84.55%
Proyectos de Infraestructura S. A.	230,419.2	118,886.0	111,533.2	21,178.1	88.25%
Tejidos Sintéticos de Colombia S. A.	32,522.7	10,427.8	22,094.9	(274.0)	94.99%
Valora S. A.	33,658.3	2,037.5	31,620.8	397.4	94.95%
Eliminaciones por consolidación	(703,929.6)	122,223.9	(826,153.5)	(70,700.4)	
$	4,819,652.0	2,827,169.8	1,992,482.2	99,496.5	

	Junio de 2008				
	Activo	Pasivo	Patrimonio	Utilidad (Pérdida) del Ejercicio	% Directo Partic.
Matriz y sus subordinadas financieras $	4,099,301.0	2,203,430.7	1,895,870.3	94,174.7	
Colombiana de Concesiones y Licitaciones Ltda.	31,875.6	753.4	31,122.2	2,005.5	99.99%
Estudios, Proyectos e Inversiones de los Andes	297,190.8	196,992.1	100,198.7	14,430.0	94.87%
Hoteles Estelar de Colombia S. A.	195,481.0	46,855.8	148,625.2	4,414.3	84.91%
Industrias Lehner S. A.	80,057.4	55,300.2	24,757.2	907.0	49.83%
Lloreda S. A. (*)	289,731.7	147,599.6	142,132.1	1,508.2	56.26%
Organización Pajonales S. A.	130,304.4	28,541.6	101,762.8	903.4	94.99%
Pizano S. A.	296,697.6	104,192.7	192,504.9	7,411.8	36.00%
Plantaciones Unipalma de los Llanos S. A.	79,576.3	21,031.6	58,544.7	6,133.8	54.53%
Promotora y Comercializadora Santamar S. A.	19,572.4	3,256.5	16,315.9	14.9	84.55%
Proyectos de Infraestructura S. A.	225,243.7	115,095.8	110,147.9	22,224.2	88.25%
Tejidos Sintéticos de Colombia S.A.	32,317.7	11,206.6	21,111.1	(274.5)	94.99%
Valora S. A.	35,308.8	3,367.5	31,941.3	4,503.8	94.95%
Eliminaciones por consolidación	(611,349.6)	219,558.3	(830,907.9)	(44,989.5)	
$	5,201,308.8	3,157,182.4	2,044,126.4	113,367.6	

(*) El 26 de noviembre de 2008, la Corporación vendió la inversión que tenía en Lloreda S.A., operación que fue aprobada por la Junta Directiva de acuerdo a las actas Nos. 1624, 1627 y 1628 de julio 2 de 2008, agosto 27 de 2008 y septiembre 10 de 2008, respectivamente.

(2) Principales Políticas Contables

(a) Contabilidad Básica y de Consolidación

Las políticas de contabilidad y de preparación de los estados financieros consolidados de la Corporación; están de acuerdo con las normas contables establecidas por la Superintendencia Financiera de Colombia y en lo no previsto en ellas; para las subordinadas nacionales se preparan de acuerdo con las normas de contabilidad generalmente aceptadas en Colombia y para la subordinada extranjera se preparan de acuerdo con las normas internacionales de contabilidad

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(NIC). Para efectos de la consolidación se efectuaron ajustes y reclasificaciones para adaptarlos a las normas establecidas por la Superintendencia Financiera de Colombia.

Las cuentas y transacciones con las Subordinadas son eliminadas en la consolidación de los estados financieros.

(b) Disponible

Registra los recursos de alta liquidez con que cuenta la Corporación y sus filiales tales como: Caja, depósitos, en el Banco de la Republica, depósitos en bancos tanto en moneda nacional como en moneda extranjera y otras entidades financieras tanto del País como del exterior.

Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación y sus filiales, que no hayan sido cobrados luego de seis meses de girados se reclasifica en la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Financiera de Colombia, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas debito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen mas de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

(c) Operaciones repo, simultáneas y de transferencia temporal de valores.

En las operaciones repo, simultáneas y de transferencia temporal de valores se presenta un intercambio de valores y de dinero entre las partes. En el caso de la operación de transferencia temporal de valores respaldada por valores, el intercambio se realiza entre valores.

En estas operaciones una de las partes, el enajenante (u originador en la Ttv), entrega valores al adquirente (receptor en la Ttv), y al hacerlo le transfiere la propiedad de éstos. A cambio, el adquirente (o receptor en la Ttv) le entrega dinero al enajenante u originador. En el caso de la transferencia temporal de valores (Ttv) respaldada por valores, el receptor entrega valores al originador y al hacerlo le transfiere la propiedad de éstos.

La transferencia de la propiedad es parte integral y principal de la estructura legal de estas operaciones, con ella se busca proteger a la contraparte en caso de un incumplimiento de quien entregó los valores.

De acuerdo con la norma, los valores se deben mantener registrados en el balance de quien inicialmente los entrega y esta entidad es quien debe valorarlos y reconocer los riesgos propios de los mismos. Así mismo, los flujos de efectivo que generen los valores dentro del plazo de la operación le deben ser restituidos a quien los entregó inicialmente en la misma.

Estas consideraciones se reflejan contablemente de la siguiente manera:

El enajenante, el originador o el receptor, según sea el caso, deben reclasificar dentro de su balance los valores que han entregado en una operación repo, simultánea o de transferencia temporal de

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valores y adicionalmente, deberán registrarlos dentro de sus cuentas de orden para revelar la entrega de los mismos.

El adquirente, el receptor o el originador según sea al caso, deben registrar en sus cuentas de orden el recibo de los valores provenientes de las operaciones mencionadas.

Las entidades participes en operaciones repo, simultáneas y de transferencia temporal de valores deben registrar los recursos dinerarios provenientes de estas operaciones dentro de sus respectivos balances como una obligación o un derecho, según sea la posición en que se encuentre.

Los valores transferidos con ocasión de operaciones repo, simultánea y de transferencia temporal de valores sólo se registran en el balance del adquirente, del receptor o del originador, según sea el caso, en el momento en que se presente el incumplimiento de la respectiva operación o una de las partes de la operación sea objeto de un procedimiento concursal, de una toma de posesión para liquidación o de acuerdos globales de reestructuración de deudas.

En el mencionado evento, el enajenante, el originador o el receptor también debe retirar de su balance los valores entregados con ocasión de la celebración de las mencionadas operaciones.

Los valores obtenidos como consecuencia de la celebración de operaciones de transferencia temporal de valores, repo o simultánea que sean entregados nuevamente por la realización de alguna de las mencionadas operaciones, se registran únicamente a través de cuentas de orden.

Cuando se cumpla la operación a través de la cual se obtuvieron inicialmente los valores, se deberá revertir el registro realizado en cuentas de orden y en su lugar se aplicará la regla prevista en la tercera consideración para los valores entregados en desarrollo de las operaciones repo, simultáneas y de transferencia temporal de valores.

Cuando el adquirente, el originador o el receptor incurran en una posición en corto deberán registrar en su balance una obligación financiera a favor del enajenante, originador o receptor iniciales por el precio justo de intercambio de los respectivos valores.

Los rendimientos de las operaciones repo o de las operaciones simultáneas se deben causar por las partes exponencialmente durante el plazo de la respectiva operación y serán un gasto o un ingreso para cada una de éstas, según corresponda.

En las operaciones de transferencia temporal de valores, la entrega de los valores principales genera el pago de rendimientos por parte del receptor, los cuales se causarán exponencialmente durante el plazo de la operación. Dichos rendimientos serán un ingreso o un gasto para cada una de las partes según corresponda.

En aquellas operaciones de transferencia temporal de valores que se entreguen recursos dinerarios como respaldo de la operación, se podrá reconocer el pago de rendimientos y en dicho evento los mismos se causarán exponencialmente durante el plazo de la operación. Estos rendimientos se registrarán en los balances de las partes y serán un gasto o un ingreso para cada una de éstas, según corresponda.

La posición activa en una operación Repo o simultánea se presenta cuando una persona adquiere valores, a cambio de la entrega de una suma de dinero, asumiendo en dicho mismo acto y momento el compromiso de transferir nuevamente la propiedad al "enajenante" el mismo día o en una fecha posterior y a un precio determinado de valores de la misma especie y características. A este participante en la operación se le denominará: "adquiriente"

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La posición pasiva en una operación Repo o simultánea se presenta cuando una persona transfiere la propiedad de valores, a cambio del pago de una suma de dinero, asumiendo en este mismo acto y momento el compromiso de adquirirlos nuevamente de su contraparte o de adquirir de ésta valores de la misma especie y características el mismo día o en una fecha posterior y a un precio monto predeterminado. A este participante en la operación se le denominará: "enajenante".

Fondos Interbancarios

Se consideran fondos interbancarios aquellos que coloca (recibe) una entidad financiera en (de) otra entidad financiera en forma directa sin mediar para ello pacto de transferencia de inversiones o de cartera de créditos. Son operaciones conexas al objeto social que se pactan a un plazo no mayor a treinta (30) días comunes, siempre y cuando con ella se busque aprovechar excesos o suplir defectos de liquidez.

Las operaciones de fondos interbancarios comprenden igualmente las transacciones denominadas 'over-night', realizadas con bancos del exterior utilizando fondos de la entidad financiera nacional.

(d) Inversiones

Incluye las inversiones adquiridas por la Corporación y sus filiales con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

A continuación se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión:

Clasificación	Plazo	Características	Valoración	Contabilización
Negociables Títulos de deuda	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio.	Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del periodo. A partir del 12 de junio de 2007, en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales la Corporación tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración.	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.
Disponibles para la venta – títulos de deuda	Un año	Cumplido el año, el primer día hábil siguiente pueden reclasificar en las anteriores categorías.	Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor

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Clasificación	Plazo	Características	Valoración	Contabilización
				de la inversión con abono a cuentas de resultados. La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.
Disponibles para la venta - títulos participativos	Sin	Con baja o mínima bursatilidad, que no tienen cotización, títulos que mantiene la Corporación en su calidad de controlante o matiz.	Las inversiones en títulos participativos se valoran de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración, así: Baja o mínima bursatilidad o sin ninguna cotización se valoran mensualmente y se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes a la adquisición de la inversión, calculadas con base en los últimos estados financieros certificados. Dichos estados no pueden ser anteriores a seis (6) meses contados desde la fecha de la valoración, o los más recientes, cuando sean conocidos y dictaminados.	Baja o mínima bursatilidad o sin ninguna cotización - La diferencia entre el valor de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así: Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por valorización. Si es Inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización. - Cuando los dividendos o utilidades se reparten en especie, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registra como ingreso la parte que ha sido contabilizada como superávit por valorización, con cargo a la inversión y se revierte dicho superávit. Cuando los dividendos o utilidades se reparten en efectivo, se registra como ingreso el valor contabilizado como superávit por valorización, revirtiendo dicho superávit y el monto de los dividendos que excede el mismo se contabiliza como un menor valor de la inversión. Alta y Media Bursatilidad La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior internacionalmente reconocidas, se contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión. Los dividendos o utilidades que se reparten en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que le corresponde al inversionista. Sobre las utilidades o revalorización del patrimonio del emisor contabilizadas por éste desde la fecha de adquisición de la inversión, con cargo a cuentas por cobrar.
Negociables Títulos participativos			Media bursatilidad, se valoran diariamente con base en el precio promedio determinado y publicado por las bolsas de valores, en las que se negocie. Dicho valor corresponde al precio promedio ponderado por la cantidad transada en los últimos cinco (5) días en los que haya habido negociaciones. Alta bursatilidad, se valoran diariamente con base en el último precio promedio ponderado diario de negociación publicado por la bolsa de valores.	Se contabiliza como una ganancia o pérdida dentro del Estado de Resultados, con abono o cargo a la inversión.

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Criterios para la valoración de inversiones

La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en la presente norma, y en todos los casos los siguientes:

- Objetividad. La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- Transparencia y representatividad. El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- Evaluación y análisis permanentes. El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la periodicidad establecida para la valoración de las inversiones determinada en la presente norma.

- Profesionalismo. La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

Periodicidad de la Valoración y del registro contable de la misma

La valoración de las inversiones se debe efectuar diariamente, a menos que en la norma o en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de los fondos mutuos de inversión y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensiónales de la seguridad social y de los fondos comunes de inversión ordinarios y de los fondos comunes de inversión especiales, se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

Reclasificación de las Inversiones

Para que una inversión pueda ser mantenida dentro de cualquiera de las categorías de clasificación de que trata el Capítulo I de la Circular Básica Contable y Financiera 100 de 1995, el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la superintendencia puede ordenar a la entidad vigilada la reclasificación de un valor o título, cuando quiera que éste no cumpla con las

características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

Sin perjuicio de lo previsto en el inciso anterior, las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.
- Cambios en la regulación que impidan el mantenimiento de la inversión.
- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.
- Otros acontecimientos no previstos en los literales anteriores, previa autorización de la superintendencia.

Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías previstas en la presente norma cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.

- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la respectiva superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados. Los valores o títulos que se reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

Provisiones o pérdidas por calificación de riesgo crediticio

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración

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con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones.
Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras – FOGAFÍN.

Valores o títulos de emisiones o emisores que cuenten con calificaciones externas

Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación LARGO PLAZO	**Valor Máximo %**	**Calificación CORTO PLAZO**	**Valor Máximo %**
BB+,BB,BB-	Noventa (90)	3	Noventa (90)
B+,B,B-	Setenta (70)	4	Cincuenta (50)
CCC	Cincuenta (50)	5 y 6	Cero (0)
DD,EE	Cero (0)		

Valores o títulos de emisiones o emisores no calificados

Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del

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Categoría	Riesgo	Características	Provisiones
		disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	El valor de estas inversiones debe estar totalmente provisionado.

Derechos de Recompra de Inversiones

Corresponde a inversiones restringidas que representan la garantía colateral de compromisos de recompra de inversiones.

Si se trata de inversiones negociables en valores o títulos de deuda, se contabilizan por el valor de la transferencia en el momento del recaudo de fondos y se actualizan al valor de mercado; las variaciones que se presenten entre éste y el último valor contabilizado se registran en las cuentas de resultados a título de utilidad o pérdida según corresponda.

Si se trata de inversiones para mantener hasta el vencimiento, se contabilizan por el valor de la transferencia en el momento del recaudo de fondos y se actualizan por la causación de los rendimientos hasta su redención o vencimiento con abono al estado de ganancias y pérdidas.

(e) Cartera de Créditos, Contratos de Leasing y sus Provisiones

El Capítulo II de la Circular Básica Contable y Financiera, referente a la Gestión del Riesgo de Crédito, establece la clasificación de la cartera de créditos y los contratos leasing y las provisiones con base en los siguientes criterios:

- Se tienen como vivienda los créditos que independientemente de su monto, son otorgados a personas naturales destinados a la adquisición de vivienda nueva o usada o a la construcción de vivienda individual.

- Los créditos de consumo son aquellos otorgados independiente de su monto a personas naturales cuyo objeto sea financiar la adquisición de bienes de consumo o el pago de servicios para fines no comerciales o empresariales, distintos a los otorgados bajo la modalidad de microcrédito.

- Se clasificarán como microcréditos el conjunto de operaciones activas de crédito otorgadas a microempresas en las cuales la principal fuente de pago de la obligación provenga de los

ingresos derivados de su actividad cuyo saldo de endeudamiento del deudor no podrá exceder de ciento veinte (120) salarios mínimos mensuales legales vigentes al momento de la aprobación de la respectiva operación activa de crédito. Se entiende por saldo de endeudamiento el monto de las obligaciones vigentes a cargo de la correspondiente microempresa con el sector financiero y otros sectores, que se encuentren en los registros de los operadores de bancos de datos consultados por el respectivo acreedor, excluyendo los créditos hipotecarios para financiación de vivienda y adicionando el valor de la nueva obligación. Se tendrá por definición de microempresa aquella consagrada en las disposiciones normativas vigentes.

- Serán créditos comerciales los otorgados a personas naturales o jurídicas para el desarrollo de actividades económicas organizadas, distintos a los otorgados bajo la modalidad de microcrédito.

Para créditos de vivienda las compañías de financiamiento comercial no están autorizadas para su realización. Hasta la fecha, la subordinada Leasing Corficolombiana S.A. no ha suscrito contratos de leasing ni ha realizado desembolsos de crédito bajo la clasificación de microcréditos.

La siguiente homologación es necesaria para realizar los reportes a las centrales de riesgo, los reportes de endeudamiento de crédito y el registro en los estados financieros.

Para Cartera Comercial:

Agregación categorías reportadas	
Categoría de reporte	Categoría agrupada
AA	A
A	B
BB	B
B	C
CC	C
C	C
D	D
E	E

Para Cartera de Consumo:

Agregación categorías reportadas	
Categoría de reporte	Categoría agrupada
AA	A
A con mora actual entre 0-30 días	A
A con mora actual mayor a 30 días	B
BB	B
B	C
CC	C
C	C
D	D
E	E

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En cuanto a la suspensión de causación, ésta se suspenderá cuando un crédito según la modalidad presente una mora así: vivienda mora superior a 2 meses; consumo mora superior a 2 meses; microcrédito mora superior a 1 meses; y comercial mora superior a 3 meses. Por lo tanto, no afectarán el estado de resultados hasta que sean efectivamente recaudados. Mientras se produce su recaudo, el registro correspondiente se efectuará en cuentas de orden.

Aquellos créditos que entren en mora y que alguna vez hayan dejado de causar intereses, corrección monetaria, ajustes en cambio, cánones e ingresos por otros conceptos dejarán de causar dichos ingresos desde el primer día de mora. Una vez se pongan al día podrán volver a causar. Mientras se produce su recaudo, el registro correspondiente se llevará por cuentas de orden.

En aquellos casos en que, como producto de acuerdos de reestructuración o cualquier otra modalidad de acuerdo, se contemple la capitalización de intereses que se encuentren registrados en cuentas de orden o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, se contabilizarán como abono diferido en el Código 272035 y su amortización al estado de resultados se hará en forma proporcional a los valores efectivamente recaudados.

Mensualmente la compañía realiza el proceso de alineamiento el cual lleva a la categoría de mayor riesgo los créditos de la misma modalidad otorgados a éste, salvo que se demuestre a la Superintendencia Financia la existencia de razones suficientes para su calificación en una categoría de menor riesgo.

Los criterios y procedimientos para la evaluación de la cartera de clientes son los siguientes:

La evaluación se hará para todos los créditos y contratos de leasing vigentes. Esta evaluación debe hacerse al menos en los meses de mayo y noviembre, y sus resultados se registrarán al cierre del mes siguiente.

Los criterios para la evaluación mencionada anteriormente serán los siguientes:

- Capacidad de pago del deudor y sus codeudores teniendo en cuenta las características del crédito, así como la liquidez esperada de acuerdo con los flujos de caja del deudor y la solvencia de sus avalistas y otros garantes, de conformidad con la información financiera actualizada y documentada.

- Los flujos de ingresos y egresos, así como el flujo de caja del deudor y del proyecto a financiar. La solvencia del deudor, a través de variables como el nivel de endeudamiento y la calidad y composición de los activos, pasivos, patrimonio y contingencias del deudor o del proyecto.

- Información proveniente de centrales de riesgos, consolidadas con el sistema, y de las demás fuentes de información comercial de que disponga la institución vigilada.

Reglas sobre clasificación y calificación del riesgo crediticio Cartera Comercial

Con entrada en vigencia del Modelo de Referencia Comercial "MRC" a partir de julio 1 de 2007, Los contratos de leasing y cartera comercial deben clasificarse en uno de los siguientes segmentos y categorías de riesgo crediticio según el Anexo 3 del Capitulo II de a Circular Básica

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Contable y Financiera:

Segmentos:

Clasificación de la cartera comercial por nivel de activos	
Tamaño de empresa	**Nivel de activos**
Grandes Empresas	Más de 15.000 SMMLV
Medianas Empresas	Entre 5.000 y 15.000 SMMLV
Pequeñas Empresas	Menos de 5.000 SMMLV

Adicionalmente, se crea una categoría denominada "personas naturales" en la cual se agrupan todas las personas naturales que son deudores de crédito comercial.

Categoría "AA"

Las operaciones calificadas en esta categoría reflejan una estructuración y atención excelente. Los estados financieros de los deudores o los flujos de caja del proyecto, así como la demás información crediticia, indican una capacidad de pago optima, en términos del monto y origen de los ingresos con que cuentan los deudores para atender los pagos requeridos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:
Los créditos o contratos nuevos serán calificados en el momento del otorgamiento en "AA", en cumplimiento con las políticas de aprobación de crédito definidas.

Los créditos o contratos ya otorgados que no presenten mora superior a 29 días en sus obligaciones contractuales, esto es entre 0 y 29 días en mora.

Sin embargo, la subordinada Leasing Corficolombiana clasificará en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

La calificación asignada al momento de otorgamiento tendrá validez sólo en el primer reporte de calificación, período después del cual el crédito se mantendrá en esta categoría si no presentó una mora en sus obligaciones diferente a la definida para esta categoría.

Categoría "A"

Las operaciones calificadas en esta categoría reflejan una estructuración y atención apropiadas. Los estados financieros de los deudores o los flujos de caja del proyecto, así como la demás información crediticia, indican una capacidad de pago adecuada, en términos del monto y origen de los ingresos con que cuentan los deudores para atender los pagos requeridos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "A".

Los créditos o contratos ya otorgados que presenten mora superior o igual a 30 días e inferior a 60 días en sus obligaciones contractuales, esto es entre 30 y 59 días en mora.

Sin embargo, la subordinada Leasing Corficolombiana clasificará en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

La calificación asignada al momento de otorgamiento tendrá validez sólo en el primer reporte de calificación, período después del cual el crédito se mantendrá en esta categoría si no presentó una mora en sus obligaciones diferente a la definida para esta categoría.

Categoría "BB"

Las operaciones calificadas en esta categoría están atendidas y protegidas de forma aceptable, pero existen debilidades que potencialmente pueden afectar, transitoria o permanentemente, la capacidad de pago del deudor o los flujos de caja del proyecto, en forma tal que, de no ser corregidas oportunamente, llegarían a afectar el normal recaudo del crédito o contrato.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "BB".

Los créditos o contratos ya otorgados que presenten mora superior o igual a 60 días e inferior a 90 días en sus obligaciones contractuales, esto es entre 60 y 89 días en mora.

Sin embargo, la subordinada Leasing Corficolombiana clasificará en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

La calificación asignada al momento de otorgamiento tendrá validez sólo en el primer reporte de calificación, período después del cual el crédito se mantendrá en esta categoría si no presentó una mora en sus obligaciones diferente a la definida para esta categoría.

Categoría "B"

Se califican en esta categoría los créditos o contratos que presentan insuficiencias en la capacidad de pago del deudor o en los flujos de caja del proyecto, que comprometan el normal recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "B".

Los créditos o contratos ya otorgados que presenten mora superior o igual a 90 días e inferior a 120 días en sus obligaciones contractuales, es decir entre 90 y 119 días en mora.

Sin embargo, la subordinada Leasing Corficolombiana clasificará en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

Continúa

La calificación asignada al momento de otorgamiento tendrá validez sólo en el primer reporte de calificación, período después del cual el crédito se mantendrá en esta categoría si no presentó una mora en sus obligaciones diferente a la definida para esta categoría.

Categoría "CC"

Se califican en esta categoría los créditos o contratos que presentan graves insuficiencias en la capacidad de pago del deudor o en los flujos de caja del proyecto, que comprometan significativamente el recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "CC".

Los créditos o contratos ya otorgados que presenten mora superior o igual a 120 días e inferior a 150 días en sus obligaciones contractuales, es decir entre 120 y 149 días en mora.

Sin embargo, la subordinada Leasing Corficolombiana clasificará en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

La calificación asignada al momento de otorgamiento tendrá validez sólo en el primer reporte de calificación, período después del cual el crédito se mantendrá en esta categoría si no presentó una mora en sus obligaciones diferente a la definida para esta categoría.

Categoría "incumplimiento"

Las condiciones objetivas mínimos para que el crédito sea calificado en esta categoría son los eventos descritos a continuación en Definición de Incumplimiento.

Sin embargo, la subordinada Leasing Corficolombiana clasificará en esta categoría a deudores que independientemente de que no cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

Definición de incumplimiento en el modelo de referencia de cartera comercial y consumo

Se entiende por incumplimiento el evento en el cual una operación de crédito cumple por lo menos con alguna de las siguientes condiciones:

-Créditos comerciales que se encuentren en mora mayor o igual a 150 días.

-Créditos de Consumo que se encuentren en mora mayor 90 días.

-Cuando a partir de la información trimestral proveniente de las centrales de riesgo consolidadas con el sistema, o a partir de cualquier otra fuente de información, se establezca que el deudor registra obligaciones que han sido castigadas, reestructuradas o extendidas en sus plazos para la cancelación de capital y/o intereses.

-Cuando un deudor se encuentre en un proceso concursal o cualquier clase de proceso judicial o administrativo que implique la administración o liquidación forzosa del deudor.

Excepciones de incumplimiento

No se entenderán como incumplidas, aquellas obligaciones reestructuradas que cumplan con las siguientes condiciones:

Obligaciones las cuales acrediten ante la Superintendencia Financiera la existencia de abonos en dinero superiores al 10% del saldo adeudado en la fecha de la reestructuración.

La extensión de los plazos cuando mejora la probabilidad de incumplimiento.

Períodos de gracia que demuestren mejora de la probabilidad de incumplimiento. Su otorgamiento solo se realizará en condiciones en las que el cliente argumente situaciones extraordinarias en las que haya incurrido y puedan afectar el normal cumplimiento de la obligación, esta excepción solo se aplicará en aquellos casos en que el cliente no este reestructurado por cartera vencida.

La capitalización hecha por los accionistas o asociados del deudor.

Aquellas reestructuraciones resultantes de cambios en las tasas de interés por condiciones de mercado o de reducciones en los plazos.

Créditos de vivienda reestructurados a solicitud del deudor en aplicación de lo dispuesto en el artículo 20 de la Ley 546 de 1999.

REGLAS SOBRE PROVISIONES CARTERA COMERCIAL

Provisión Total Individual

La provisión total individual es el resultado obtenido al multiplicar la exposición del deudor, la Probabilidad de Incumplimiento PI de la matriz indicada por la Superintendencia Financiera y la Pérdida dado el Incumplimiento PDI correspondiente a la garantía del deudor. De igual forma el ente regulador informará la Matriz que se utilizará para el cálculo de la provisión total individual, para este período la Matriz a aplicar es la B.

Provisión Individual Contra-Cíclica

La provisión individual contra-cíclica es la que se constituye para cubrir adecuadamente las pérdidas esperadas al momento de afrontar cambios inherentes al ciclo del riesgo de crédito de los deudores.

Esta provisión depende de la matriz empleada para el cálculo de la provisión individual como se explica a continuación:

Matriz A: La provisión individual contra-cíclica corresponderá a la diferencia que resulte entre la provisión total individual y la provisión individual.

Matriz B: La provisión individual contra-cíclica corresponderá a la diferencia que resulte entre la provisión individual y la provisión total individual.

Continúa

Tratamiento de las garantías

La PDI se aplica sobre el valor de la garantía que cubre la exposición hasta en un 100% del valor de la misma. En el caso en que el valor de la garantía no alcance a cubrir el 100% del valor de la exposición, la subordinada Leasing Corficolombiana podrá asignar otras garantías (cada una con su correspondiente PDI) hasta que se asignen garantías que corresponden al 100% del valor de la exposición.

En el caso en que las garantías no alcancen para cubrir el 100% del valor de la exposición, la subordinada Leasing Corficolombiana debe aplicar la PDI de la categoría "Sin Garantía" al porcentaje de la exposición descubierta.

La pérdida dado el incumplimiento (PDI)

Se define como el deterioro económico en que incurriría la entidad en caso de que se materialice alguna de las situaciones de incumplimiento.

La PDI para deudores calificados en la categoría incumplimiento sufrirá un aumento paulatino de acuerdo con los días trascurridos después de la clasificación en dicha categoría y sus porcentajes estarán definidos por la Circular 100 de 1995 Capitulo 2 Anexo 3 Numeral 5.2.

Para homologar las distintas garantías presentes en los contratos de crédito con las definiciones establecidas por la Superintendencia Financiera, se clasificaran con base en las siguientes homologaciones:

Clasificación de garantías en Leasing Corficolombiana		Garantía Modelo de Referencia Cartera Comercial		PDI		Días desp. Incump.	PDI	Días desp. Incump.	PDI
0	Sin garantía	8	Sin Garantía	55%		210	80%	420	100%
1	Hipotecaria 1 grado – idóneas	4	Bienes raíces comerciales y residenciales	40%		540	70%	1080	100%
2	Hipotecaria 1 grado - no idóneas	1	Garantía no admisible	55%		270	70%	540	100%
3	Hipotecaria 2 grado – idóneas	4	Bienes raíces comerciales y residenciales	40%		540	70%	1080	100%
4	Hipotecaria 2 grado - no idóneas	1	Garantía no admisible	55%		270	70%	540	100%
5	Hipotecarias no admisibles	1	Garantía no admisible	55%		270	70%	540	100%
6	Prendas sobre vehículos - idóneos	7	Otros colaterales	50%		360	80%	720	100%
7	Prendas sobre vehículos - no idóneos	1	Garantía no admisible	55%		270	70%	540	100%
8	Prendas sobre establecimientos – idóneo	7	Otros colaterales	50%		360	80%	720	100%
9	Prenda sobre establecimiento- no idóneos	1	Garantía no admisible	55%		270	70%	540	100%
10	Prenda sobre maq. Y equipo – idóneos	7	Otros colaterales	50%		360	80%	720	100%
11	Prenda sobre maq. Y equipo - no idóneo	1	Garantía no admisible	55%		270	70%	540	100%
12	Cdt's – idóneos	2	Colateral financiero admisible	0 – 12%	0%	-	-	-	-
13	Cdt's - no idóneos	1	Garantía no admisible	55%	0%	270	70%	540	100%
14	Pagares – idóneos	2	Colateral financiero admisible	0 – 12%	12%	-	-	-	-
15	Pagares - no idóneos	1	Garantía no admisible	55%		270	70%	540	100%
16	Acciones – idóneas	2	Colateral financiero	0 –	12%	-	-	-	-

Continúa

Clasificación de garantías en Leasing Corficolombiana		Garantía Modelo de Referencia Cartera Comercial		PDI		Días desp. Incump.	PDI	Días desp. Incump.	PDI
			admisible	12%					
17	Acciones - no idóneas	1	Garantía no admisible	55%		270	70%	540	100%
18	Títulos emitidos por leasing CFC o CFC	1	Garantía no admisible	55%	12%	270	70%	540	100%
19	Certificados de deposito de mercancía	2	Colateral financiero admisible	0 – 12%	12%	-	-	-	-
20	Bonos de prenda – idóneas	7	Otros colaterales	50%		360	80%	720	100%
21	Bonos de prenda - no idóneos	1	Garantía no admisible	55%		270	70%	540	100%
22	Facturas cambiarias – idóneas	2	Colateral financiero admisible	0 – 12%	12%	-	-	-	-
23	Facturas cambiarias - no idóneas	1	Garantía no admisible	55%		270	70%	540	100%
27	Avales – idóneos	2	Colateral financiero admisible	0 – 12%	12%	-	-	-	-
28	Avales - no idóneos	1	Garantía no admisible	55%		270	70%	540	100%
29	Cartas de crédito standby – idóneas	2	Colateral financiero admisible	0 – 12%	0%	-	-	-	-
30	Cartas de crédito stanby - no idóneas	1	Garantía no admisible	55%	0%	270	70%	540	100%
34	Fondo nacional de garantías - fng idóneo	2	Colateral financiero admisible	0 – 12%	12%	-	-	-	-
35	Fondo nacional de garantías fng-no idóneo	1	Garantía no admisible	55%	12%	270	70%	540	100%
36	Fondo agropecuario de garant. Fag-idóneo	2	Colateral financiero admisible	0 – 12%	12%	-	-	-	-
37	Fondo agropec. de garantías fag-no idóneo	1	Garantía no admisible	55%	12%	270	70%	540	100%
39	Firmas solidarias persona natural	1	Garantía no admisible	55%		270	70%	540	100%
40	F. Solidaria per. Jurídica – idónea	1	Garantía no admisible	55%		270	70%	540	100%
41	F. Solidaria per. Jurídica - no idónea	1	Garantía no admisible	55%		270	70%	540	100%
45	Pignor. de rentas ent. territor.- idóneas	3	Derechos de cobro	45%		360	80%	720	100%
46	Pig. De rentas entid. territo.- no idóneo	1	Garantía no admisible	55%		270	70%	540	100%
47	Pignor. De rentas de la nación – idóneas	2	Colateral financiero admisible	0 – 12%	0	-	-	-	-
48	Pignor. de rentas de la nación -no idóneo	1	Garantía no admisible	55%		270	70%	540	100%
50	Fideicomiso en gar. Inmueble – idóneo	4	Bienes raíces comerciales y residenciales	40%		540	70%	1080	100%
51	Fideicomiso en gar. Inmueble - no idóneo	1	Garantía no admisible	55%		270	70%	540	100%
52	Fideicomisos sobre muebles – idóneos	3	Derechos de cobro	45%		360	80%	720	100%
53	Fideicomiso sobre muebles - no idóneos	1	Garantía no admisible	55%		270	70%	540	100%
54	Fiducia en gtia derech.del patr. – idóneo	3	Derechos de cobro	45%		360	80%	720	100%
55	Fiducia en gta derec.del patrim -no idon	1	Garantía no admisible	55%		270	70%	540	100%
56	Fideicomiso en administración – idóneo	3	Derechos de cobro	45%		360	80%	720	100%
57	Fideicomiso en administración-no idóneo	1	Garantía no admisible	55%		270	70%	540	100%
60	Prendas sobre vehículos no	1	Garantía no admisible	55%		270	70%	540	100%

Continúa

Clasificación de garantías en Leasing Corficolombiana		Garantía Modelo de Referencia Cartera Comercial		PDI		Días desp. Incump.	PDI	Días desp. Incump.	PDI
	admisibles								
61	Prendas sobre establec. No admisibles	1	Garantía no admisible	55%		270	70%	540	100%
62	Prenda sobre maquin. Y equip. No admisib	1	Garantía no admisible	55%		270	70%	540	100%
63	Otros títulos valores no admisibles	1	Garantía no admisible	55%		270	70%	540	100%
64	Avales no admisibles	1	Garantía no admisible	55%		270	70%	540	100%
65	Cartas de crédito standby no admisibles	1	Garantía no admisible	55%		270	70%	540	100%
66	Firmas solidarias p. jurídica -no idónea	1	Garantía no admisible	55%		270	70%	540	100%
67	Firmas solidarias p. jurídica – idónea	1	Garantía no admisible	55%		270	70%	540	100%
68	Firmas solidaria p. jurídica -no idónea	1	Garantía no admisible	55%		270	70%	540	100%
301	Bienes dados en leasing inmobiliario	5	Bienes dados en leasing inmobiliario	35%		540	70%	1080	100%
302	Bienes dados en leasing no inmobiliario	6	Bienes dados en leasing diferente a inmobiliario	45%		360	80%	720	100%

Por lo tanto cada deudor obtendrá una PDI diferente de acuerdo con el tipo de garantía que respalda la operación.

Calificación de los créditos y de los contratos de leasing cartera Consumo

Con entrada en vigencia del Modelo de Referencia para cartera de Consumo "MRCO" a partir de julio 1 de 2008, Los contratos de leasing y cartera de consumo deben clasificarse en uno de los siguientes segmentos y categorías de riesgo crediticio según el Anexo 5 del Capitulo II de a Circular Básica Contable y Financiera:

Segmentos:

- **CFC-Automóviles:** Créditos otorgados para adquisición de automóviles.
- **CFC- Otros**: Créditos otorgados para adquisición de bienes de consumo diferentes a automóviles. En este segmento no se incluyen las tarjetas de crédito.
- **Tarjeta de Crédito:** Crédito rotativo para la adquisición de bienes de consumo que se utiliza a través de una tarjeta plástica. En este segmento no se establece diferenciación por tipo de entidad.

Categoría "AA"

Los créditos calificados en esta categoría reflejan una atención excelente. El análisis de riesgo sobre el deudor refleja una capacidad de pago óptima y un comportamiento crediticio excelente que garantiza el recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "AA".

Continúa

- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del anexo 5 del Capitulo II de a Circular Básica Contable y Financiera.

Categoría "A"

Los créditos calificados en esta categoría reflejan una atención adecuada. El análisis de riesgo sobre el deudor refleja una capacidad de pago apropiada y un comportamiento crediticio adecuado que permite inferir estabilidad en el recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "A".

- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del anexo 5 del Capitulo II de a Circular Básica Contable y Financiera.

Categoría "BB"

Los créditos calificados en esta categoría reflejan una atención aceptable. El análisis de riesgo sobre el deudor muestra debilidades en su capacidad de pago y comportamiento crediticio que potencialmente pueden afectar, transitoria o permanentemente, el normal recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "BB".

- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del anexo 5 del Capitulo II de a Circular Básica Contable y Financiera.

Categoría "B"

Los créditos calificados en esta categoría reflejan una atención deficiente. El análisis de riesgo sobre el deudor muestra insuficiencias en la capacidad de pago y un comportamiento crediticio deficiente, afectando el normal recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "B".

- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del anexo 5 del Capitulo II de a Circular Básica Contable y Financiera.

Continúa

Categoría "CC"

Los créditos calificados en esta categoría presentan graves insuficiencias en la capacidad de pago del deudor y en su comportamiento crediticio, afectando significativamente el recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "CC".
- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del anexo 5 del Capitulo II de a Circular Básica Contable y Financiera.

Categoría "incumplimiento"

Las condiciones objetivas mínimos para que el crédito sea calificado en esta categoría son los eventos descritos en la Definición de Incumplimiento.

Sin embargo, la subordinada Leasing Corficolombiana clasificará en esta categoría a deudores que independientemente de que no cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

Para el caso de activos en leasing restituidos, que originalmente se hubieran dado en leasing, las provisiones correspondientes se calcularán utilizando la metodología establecida en el capítulo III de la Circular 100 de 1995 sobre bienes recibidos en dación en pago, según la naturaleza del activo recuperado.

Los activos arrendados se encuentran asegurados contra todo riesgo mediante pólizas a favor de la subordinada Leasing Corficolombiana y certificados de Fondos de Ayuda Mutua de los transportadores. La Subordinada periódicamente revisa las pólizas y los certificados vencidos y efectúa la gestión, ya sea de obtener la póliza o certificado renovado o inclusión en la póliza administrada por Leasing.

(f) Castigos de Cartera

Es susceptible de castigo la cartera de créditos que a juicio de la Administración se considere irrecuperable o de remota o incierta recuperación, luego de haber agotado las acciones de cobro correspondientes, de conformidad con los conceptos emitidos por los abogados y firmas de cobranza, previamente aprobados por la Junta Directiva.

(g) Derivativos

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación y sus subordinadas financieras, efectúan la valorización y contabilización de los derivados diariamente.

Continúa

Se definen como operaciones con derivados aquellas operaciones financieras que pueden ejercerse para comprar o vender activos en un futuro, como divisas, títulos valores, o futuros financieros sobre tasas de cambio, tasas de interés o índices bursátiles. Los derivados más comunes son los contratos a término o "forward", las opciones, los futuros y los swaps o permutas financieras.

Todos ellos son operaciones con cumplimiento en un futuro.

Dentro de estas operaciones se utiliza el término "subyacente" para hacer referencia al activo, tasa o índice de referencia cuyo movimiento de precio determina el valor de un derivado.

Riesgos Existentes cuando se hacen Operaciones con Derivados

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos Operacionales

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo Jurídico

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Continúa

Perfil de Riesgo

La Corporación ha establecido un Manual de Productos de Tesorería, donde se detallan cada una de las operaciones de tesorería autorizadas, en las cuales se encuentran los productos Derivados.

La Corporación ha denominado su perfil de riesgo como Especulativo, enmarcado dentro de las políticas y límites establecidas por la Junta Directiva, las cuales son monitoreadas por el área de Riesgo, informando su cumplimiento mensualmente a la Junta Directiva.

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de mercado, solvencia y jurídicos definidos en el Capítulo XVIII de la Circular Básica Contable y Financiera de la Superintendencia Financiera.

La exposición crediticia se calcula de acuerdo con el anexo 4 de la Circular Externa 025 de 2008. Sin embargo la volatilidad empleada por la Corporación para el cálculo de la exposición crediticia de los derivados y de las operaciones Spot con cumplimiento DVP se basa en la Circular Externa 076 de 2000, la cual se presenta a continuación:

PLAZO POR DIAS	Renta Fija	Divisas
Intradía	1.23%	1.12%
1 a 90	5.2%	10.6%
91 a 180	7.4%	15.0%
Mayor a 180	10.8%	21.2%

En caso de que la volatilidad real supere la utilizada en el cuadro anterior, se aplicará la volatilidad real más un 10% adicional.

Se entiende por volatilidad real aquella que es calculada con la historia de la TRM para divisas y del IDP (Índice de Deuda Pública) para renta fija, en una ventana móvil de acuerdo al plazo analizado.

Los productos derivados autorizados por la Superintendencia Financiera de Colombia se valoran de acuerdo con lo estipulado en la Circular Externa 025 de 2008.

Los productos derivados autorizados para celebrar operaciones en la tesorería de la Corporación son: Forwards sobre Títulos, Forwards sobre Divisas, Forward peso-dólar americano, Forward divisa X– divisa Y , Opciones Europeas sobre Divisas, Opciones Europeas sobre Títulos, Swaps de Monedas, Swaps de Tasa de Interés y Futuros.

Las operaciones de Derivados solo se pueden realizar con clientes que tengan cupo disponible.

Los traders autorizados para realizar operaciones con derivados, serán aquellos que se encuentren certificados como operadores de derivados ante AMV.

Corficolombiana cuenta con una plataforma tecnológica que permita la grabación y registro de operaciones que se pacten con los clientes.

El Back office de tesorería es el área encargada de confirmar el cumplimiento de las operaciones de derivados de los clientes.

Continúa

No se debe negociar ningún derivado que no este autorizado por Corficolombiana.

Los límites de concentración de riesgo están establecidos de la siguiente forma:

- Riesgo de Mercado en función del límite de pérdida de 100 puntos básicos del portafolio Forward peso/dólar.

- Riesgo de Liquidez en función de la concentración de vencimientos de Forward Delivery y Non Delivery peso/dólar.

- Riesgo de Crédito en función de los cupos establecidos por la Junta Directiva, los cuales son previamente recomendados por el comité de crédito.

- Riesgo Operacional en función de los mapas de riesgo inherente y residual establecidos para productos Derivados.

Contabilización de instrumentos financieros derivados con fines de especulación

Los instrumentos financieros derivados con fines de especulación se contabilizan en el Balance de la Corporación, desde la fecha de celebración de los mismos, por su precio justo de intercambio. Cuando en la fecha inicial el valor de los contratos sea cero, es decir que no se realizan pagos ni entregas físicas entre las partes, no se afecta el estado de resultados. En las valoraciones subsiguientes, las variaciones en el precio justo de intercambio deben registrarse en el estado de resultados de acuerdo con lo establecido en el Capítulo XVIII de la Cicular Externa 100 de 1.995.

Independientemente de si la variación acumulada del precio justo de intercambio de un instrumento financiero derivado con fines de especulación es positiva (utilidad) o negativa (pérdida), dicha variación queda revelada diariamente en el estado de resultado en la respectiva subcuenta de ingresos o egresos donde el instrumento financiero derivado deba registarse, según se trate de una utilidad acumulada o de una pérdida acumulada. De la misma manera se procede con cada unos de los instrumentos financieros derivados en que se haya negociado.

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones aplicando lo establecido en el Capitulo XVIII de la Circular Externa 100 de 1.995.

Parámetros escogidos para la Valoración

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Financiera con una antelación cuando menos de un mes.

Límite en Tiempo para realizar Operaciones con Derivados

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

Continúa

(h) Bienes Realizables y Recibidos en Dación de Pago

Bienes Realizables

La subordinada Tejidos Sintéticos de Colombia S.A., registra sus inventarios al costo y son valorados por el método de promedio ponderado.

La subordinada Pizano S.A., registra sus inventarios por el costo promedio o su valor de realización, el menor.

La subordinada Plantaciones Unipalma de los Llanos S.A. determina al costo promedio para el aceite de palma y el aceite de palmiste, el cual es inferior al valor de mercado; al precio de venta para almendra de palma, aceite de almendra y torta de almendra, al costo de producción para las plantas de semilleros y semillas y a costos promedios para otros inventarios. El costo de producción comprende los gastos directos incurridos en el mantenimiento de los cultivos, la recolección y transporte de la fruta cosechada, el proceso en la planta extractora y la alícuota de amortización de la cuenta cultivos en producción.

La Hoteles Estelar S.A. valora sus inventarios al costo promedio, el cual no excede el valor de mercado.

La Subordinada Valora S.A. contabiliza como inventarios el capital de riesgo en proyectos inmobiliarios, que tiene, los cuales al obtener el punto de equilibrio serán colocados en un fideicomiso de administración, así mismo se incluyen los bienes recibidos y comprados para la venta.

La subordinada Organización Pajonales S.A. valora sus inventarios al costo promedio.

Bienes Recibidos en Dación de Pago

Registra el valor de los bienes recibidos por la Corporación y sus filiales en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en dación de pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor

Continúa

del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

Para el caso de las filiales del sector real, los bienes recibidos en pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

El registro inicial se realiza con el valor determinado en el acuerdo o adjudicación judicial. Si entre el valor por el cual se recibe el bien y el valor de la obligación resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar. En caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

(i) <u>Provisión Bienes Realizables y Recibidos en Dación de Pago</u>

Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación, aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión, dependiendo del grupo de bienes al cual pertenezca.

Para el caso de las filiales financieras las provisiones individuales se constituyen de acuerdo con lo establecido en la Circular Externa 034 de 2003, que estableció que las entidades vigiladas por la Superintendencia Financiera pueden diseñar un sistema de administración de bienes recibidos en dación de pago, el cual permita gestionar adecuadamente el riesgo de pérdida vinculado a la realización de tales activos.

Teniendo en cuenta que las filiales no ha presentado un modelo al respecto, las políticas sobre bienes recibidos en dación de pago serán las equivalentes a las compañías que no han presentado algún modelo y por lo tanto, se debe constituir para los bienes inmuebles en alícuotas mensuales dentro del año siguiente a la recepción del bien, una provisión equivalente al 30% del costo de los bienes recibidos en dación de pago (esto es el valor de recepción), la cual debe incrementarse en alícuotas mensuales dentro del segundo año en un 30% adicional hasta alcanzar el 60% del costo de adquisición de los bienes recibidos en dación de pago. Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del 80% del costo de los bienes recibidos en dación de pago. En caso de concederse prórroga el 20% restante de la provisión podrá constituirse dentro del término de la misma.

Cuando el costo del inmueble sea inferior al valor de la deuda registrada en el balance, la diferencia se debe reconocer de manera inmediata en el estado de resultados.

Cuando el valor comercial del inmueble sea inferior al valor en libros de los bienes recibidos en dación de pago se debe contabilizar una provisión por la diferencia.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equivalente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Continúa

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRDPS muebles que correspondan a títulos de inversión estas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

(j) Propiedades y Equipo

Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

(k) Sucursales y Agencias

Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias. Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario. Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

(l) Gastos pagados por anticipado

Los gastos anticipados corresponden a erogaciones en que incurre la Corporación y sus filiales en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.
- Los seguros durante la vigencia de la póliza.
- El mantenimiento de equipos y programas para computador durante la vigencia del contrato
- El seguro de conexión y transferencia de datos, durante el período en que se reciben los servicios.
- Y los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

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(m) Cargos Diferidos

Los cargos diferidos corresponden a costos y gastos, que benefician periodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos, así:

- Las remodelaciones en un período no mayor a dos (2) años.

- Programas para computador en un período no mayor a tres (3) años.

  Sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera de Colombia , se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.

- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

- Los cargos diferidos por concepto de remodelación se amortizarán en un período no mayor a dos (2) años.

- Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

- Útiles y papeleria de acuerdo con el consumo real.

- El impuesto predial durante la vigencia fiscal prepagada.

- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, vale decir, durante tres (3) meses si el ejercicio es trimestral, durante seis (6) si es semestral, o durante doce (12) meses si el ejercicio es anual, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas. Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.

- Comisiones pagadas por productos derivados durante el período del contrato.

Continúa

- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

(n) Derechos en Fideicomisos

Comprende además los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

(o) Valorizaciones

Activos objeto de valorización:

- Inversiones disponibles para la venta en títulos participativos.
- Propiedades y equipo, específicamente inmuebles y vehículos.
- Bienes de arte y cultura

Contabilización

Las Inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares. Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

(p) Fondos Interbancarios Comprados y Pactos de Recompra

Registra los fondos obtenidos por la Corporación y sus filiales de otras entidades financieras en forma directa, garantizada o no con su portafolio de inversiones o su cartera de créditos, con la finalidad de atender necesidades transitorias de liquidez. El plazo máximo para cancelar estas operaciones es de treinta (30) días calendario, las operaciones que no se hayan cancelado dentro del plazo indicado, deben contabilizarse en créditos de bancos y otras obligaciones financieras, con excepción de aquellas celebradas por el Banco de la República para regular la liquidez de la economía por medio de operaciones de contracción monetaria y las realizadas por Fogafín en desarrollo de operaciones de apoyo a las entidades inscritas.

Continúa

La diferencia entre el valor presente (recibo de efectivo) y el valor futuro (precio de recompra) constituye un gasto financiero.

(q) Ingresos Anticipados

Los ingresos anticipados corresponden principalmente a intereses y comisiones recibidos por anticipado por parte de los clientes por concepto de operaciones de Cartera de Créditos; estos intereses se amortizan a resultados con base en su causación.

En aquellos casos en que como producto de acuerdos de reestructuración o cualquier otra clase de acuerdo se contemple la capitalización de intereses que se encuentren registrados en cuentas de orden o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, al igual que los intereses que se generen en el futuro por estos conceptos, se contabilizarán como abono diferido y su amortización a capital se hará en forma proporcional a los valores efectivamente recaudados.

Igualmente registra los ingresos recaudados en los peajes, los cuales se amortizan por el método de línea recta desde el momento en que las calzadas o carreteras entraron en servicio y hasta el final de los contratos de concesión.

(r) Pensiones de Jubilación

Se aplica lo establecido en el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcentaje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice el cien por ciento (100.0%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje. Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

(s) Impuesto de Renta

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes.

(t) Pasivos Estimados y Provisiones

La Corporación y sus filiales registran provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,
- El pago sea exigible o probable y
- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

(u) Conversión de Transacciones en Moneda Extranjera

Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 31 de diciembre y 30 de junio de 2008, las tasas fueron de $2.243.59 y $1.923.02, respectivamente (cifras en pesos colombianos).

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(v) Reconocimiento de Ingresos por Rendimientos Financieros

Los ingresos por rendimientos financieros y otros conceptos se reconocen en el momento en que se causan, excepto los originados en:

Créditos calificados en "C" riesgo apreciable o en categorías de mayor riesgo, o cuando cumplan noventa y un (91) días para comercial y sesenta y un (61) días para consumo y vivienda.

Estos rendimientos financieros se controlan en cuentas contingentes deudoras y se registran como ingreso, cuando son efectivamente recaudados.

Tratándose de capitalización de intereses su registro se hace en la cuenta de abono diferido y los ingresos se reconocen en la medida en que se recauden efectivamente.

(w) Cuentas Contingentes

En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento esta condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos. Dentro de las contingencias deudoras se registra los rendimientos financieros de la cartera a partir del momento en que se suspenda la causación en las cuentas de resultados.

(x) Cuentas de Orden

Deudoras:

Son cuentas de registro utilizadas para ejercer un control interno. Comprende los bienes y valores entregados en custodia y en garantía, cheques negociados impagados, activos castigados, créditos a favor de la entidad no utilizados, títulos de inversión no colocados y amortizados, ajustes por inflación activos, distribución del capital suscrito y pagado, créditos a accionistas y vinculados, propiedades y equipos totalmente depreciados, valor fiscal de los activos no monetarios y otras cuentas de orden deudoras.

Acreedoras:
Registra operaciones con terceros que por su naturaleza no afectan la situación financiera de la entidad. Comprende los bienes y valores recibidos en custodia en garantía, contratos de compra de divisas por pesos, operaciones de underwriting al mejor esfuerzo, ajustes por inflación al patrimonio, corrección monetaria fiscal, capitalización por revalorización del patrimonio, valor fiscal del patrimonio y otras cuentas de orden deudoras.

(y) Estado de Flujos de Efectivo

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación del resultado neto del periodo y el efectivo provisto por las actividades de operación. El efectivo comprende las cuenta de disponible y operaciones overnigth.

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(z) Principales diferencias entre las Normas Especiales y las Normas de Contabilidad Generalmente Aceptadas en Colombia

Las normas contables especiales establecidas por la Superintendencia Financiera de Colombia presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

Propiedades, Planta y Equipo

Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

Prima en Colocación de Acciones

La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

(3) Disponible

		Diciembre	Junio
Moneda legal			
Caja (1)	$	1,102.3	1,482.2
Banco de la República (1)		75,357.3	78,242.5
Bancos y otras entidades financieras		44,587.2	77,327.1
Menos: Provisión		(24.3)	(107.1)
		121,022.5	156,944.7
Moneda extranjera			
Caja		4.2	6.3
Banco de la República		14.0	12.0
Bancos y otras entidades financieras		574.5	1,696.1
		592.7	1,714.4
	$	121,615.2	158,659.1

(1) Este saldo forma parte del encaje legal requerido por el Banco de la República.

La provisión registrada correspondía a la Corporación y sus filiales financieras por concepto de notas debito pendientes de contabilizar superiores a 30 días, al 31 de diciembre de 2008 por $24.3 y al 30 de junio de 2008 por $107.1. Al 31 de diciembre de 2008 se reintegró provisión por $67.2.

(4) Fondos Interbancarios Vendidos y Pactos de Reventa

Fondos interbancarios vendidos	$	90,154.0	135,198.2
Compromisos de Transferencia en operaciones Repo Cerrado		12,647.8	11,607.5
Compromisos de Transferencia Inversiones en Operaciones Simultaneas		19,168.8	44,667.3
	$	121,970.6	191,473.0

Las tasas utilizadas en estas operaciones al corte del 31 de diciembre oscilaron entre 10.0% y 9.66% y para el semestre terminado en junio 30 de 2008 oscilaron entre el 6.8% y 3.75%.

Continúa

En caso de presentarse incumplimiento la Corporación y sus filiales se encuentran respaldadas con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los semestres del 2008 no se presentaron incumplimientos.

(5) Inversiones

Negociables en Títulos de Deuda	Diciembre	Junio
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	$ 60,236	$ 102,138.7
Bonos de Solidaridad para la Paz	-	2,035.6
Bono Emcali	15,941.0	18,666.3
Títulos de Reducción de Deuda	2,030.1	1,984.1
Títulos de Devolución de Impuestos TIDIS	9,235.6	1,658.5
TES Ley 546	-	38.9
Títulos de deuda pública externa emitidos o garantizados por la Nación:		
Bonos República de Colombia	73,973.0	45,668.3
Otros títulos de deuda pública:		
Títulos de Desarrollo Agropecuario - TDA	11,767.0	9,201.2
Títulos emitidos por el Banco de la República	-	12.5
Títulos emitidos, avalados o garantizados por FOGAFÍN	429.7	745.0
Bonos hipotecarios	-	49.9
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria		
Titularizadora Colombiana (Tips)	8,264.3	-
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria:		
Patrimonio autónomo Fiduciaria Davivienda Títulos	-	58.8
Fideicomiso Titularización Cementos Andinos	41,433.5	35,094.7
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	13,159.1	45,576.9
Bonos Leasing Colombia	-	11,053.5
Bono Corfinsura	280.7	279.5
Bonos Leasing de Occidente	4,505.9	139.7
Bono BBVA	3,586.2	-

Continúa

		Diciembre		Junio
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:				
Bonos Voluntariamente Convertibles en Acciones:				
Bono IPC EPSA		324.6		160.1
Bono IPC Codensa		1,097.4		-
Bono IPC ISA		290.2		139.2
Bono Alquería		2,646.0		2,657.5
Otros Bonos		2,601.0		-
Títulos emitidos, avalados, garantizados o aceptados por gobiernos extranjeros				
Bono Brasil		-		3,770.7
Títulos emitidos, avalados o garantizados por organismos multilaterales de crédito:				
Otros títulos		1,047.7		1,019.3
Total Inversiones Negociables en Títulos de Deuda	**$**	**252,849.5**	**$**	**282,148.9**

Para Mantener Hasta el Vencimiento

		Diciembre		Junio
Títulos de deuda pública interna emitidos o garantizados por la Nación				
Títulos de Reducción de Deuda		4,179.4		4,083.8
Bonos de Paz		-		61.4
Otros títulos		912.9		1,015.3
Total para mantener hasta el vencimiento	**$**	**5,092.3**	**$**	**5,160.5**

Disponibles para la Venta en Títulos de Deuda

	Diciembre	Junio
Títulos de deuda pública externa emitidos o garantizados por la Nación		
Títulos de Tesorería	292,637.2	108,668.0
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria		
Tips Titularizadora Colombiana	4,132.1	13,833.0
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	5,245.3	34,619.1
Bono Bancolombia	26,691.5	24,862.4
Bono Leasing Colombia	21,386.3	16,031.6
Bono Leasing de Occidente	-	5,043.7
Bono Surentin	3,635.6	3,506.2
Bono Banco Centro Americano Integración Económica	4,371.7	4,312.3
Bono subordinado IPC BBVA	-	15,190.2

Continúa

	Diciembre	Junio
Bono subordinado IPC	-	6,357.8
Tips Titularizadora Colombiana	52,143.4	56,597.6
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos obligatoriamente convertibles en acciones	446.8	518.9
Bono IPC Alquería	5,292.0	5,315.0
Bono IPC NQS	-	1,332.3
Bono EEB Internacional	35,873.3	34,888.3
Bono GTL Trade Internacional	7,961.6	-
Bono TGI Internacional	20,769.6	20,815.6
Títulos emitidos, avalados o garantizados por gobiernos extranjeros	1,692.3	2,115.5
Otros títulos	41,517.3	39,177.2
Total disponibles para la venta	**$ 523,796.0**	**$ 393,184.7**
Derechos de Recompra		
Negociables en Títulos de Deuda		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	2,001.0	7,855.0
Bonos de Solidaridad para la Paz	-	2,687.0
Títulos de Reducción de Deuda	35,225.7	35,876.3
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	20,710.4	5,154.2
Bono Leasing Colombia	9,145.8	-
Bono Leasing de Occidente	7,935.6	-
Bono Subordinado IPC BBVA	12,567.7	-
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Otros Títulos	-	5,260.7
Negociables en títulos participativos	66.2	301.0
Para Mantener Hasta el Vencimiento		
Títulos de deuda pública interna emitidos o garantizados por la Nación		
Títulos de Reducción de Deuda	53,883.5	52,663.8
Otros títulos de deuda pública:		
Títulos de Desarrollo Agropecuario:		
Clase "A"	14,629.4	12,988.1
Clase "B"	24,986.3	22,184.7

Continúa

	Diciembre	Junio
Disponibles para la Venta en Títulos de Deuda:		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	167,201.1	268,334.7
Otros Títulos de Deuda Pública:		
Bonos IPC Acueducto de Bogotá	-	1,817.5
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Bono Leasing Colombia	15,275.9	22,090.4
Bono Leasing Occidente	-	7,361.9
CDT Banca Real Colpatria	-	4,051.5
CDT IPC Banco Davivienda	-	700.2
CDT Leasing de Crédito	-	509.6
Títulos emitidos, por instituciones no vigiladas por la Superintendencia Financiera:		
Bonos IPC S.A.	-	172.9
Total Derechos de Recompra de Inversiones	**$ 363,628.6**	**$ 450,009.5**

Negociables – Títulos Participativos

	Diciembre		
	Capital Social	% Particip.	Valor de Mercado
En el Sector Financiero			
Banco de Occidente S.A.	$ 4.110.8	0.26	$ 5.575.6
Bolsa de Valores de Colombia	18.249.5	0.00	213.5
En Cartera Colectiva			83,377.7
			$ 89.166.8

	Junio		
	Capital Social	% Particip.	Valor de Mercado
En Entidades del Sector Real			
Palmas Oleaginosas Bucarelia S.A.	$ 74,647.3	0.02	$ 43.5
E. T. B.		-	62.5
En el Sector Financiero			
Banco de Occidente S.A.	4.110.8	0.26	6,233.7
En Cartera Colectiva			62,704.3
			$ 69.044.0

Continúa

Inversiones Disponibles para la venta Títulos Participativos

Con Baja o Minima Bursatilidad

	Diciembre							
	No. de acciones	% de Partic.	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalo-rización	Provisión
Corficolombiana:								
Aerocali S.A.	$ 126,654	33.33%	$ 2,258.5	$ 2,473.6	$ 5,459.0	$ 2,985.3	$ -	$
Alimentos derivados de la Caña	52,000	0.31%	26.1	26.1	36.5	10.3	-	-
Aquacultivos del Caribe S. A.	106,000	5.47%	658.8	477.4	420.1	-	-	477.4
AV Villas (Acciones Preferenciales)	20,763	0.01%	27.5	66.7	43.2	-	-	23.3
Bladex S.A.	2,070	0.00%	40.4	46.3	66.4	20.2	-	-
C.I. Yumbo S.A.	11,001	0.10%	12.7	11.3	19.6	8.2	-	-
Cámara de Compensación de Divisas de Colombia	79,687,500	3.19%	79.7	79.7	56.8	-	22.9	-
Cámara de Riesgo Central de Contraparte de Colombia	312,744,041	1.08%	312.7	312.7	-	-	-	-
Caribu Internacional S.A.	782,278,588	0.00%	782.3	782.3	-	-	-	782.3
Colombiana de Extrusión S.A. Extrucol	315,420	20.00%	2,526.0	1,784.8	3,859.5	2,074.6	-	-
Colombina S.A.	32,683,321	7.59%	10,184.1	14,823.6	26,827.5	12,003.9	-	-
Compañia Aguas de Colombia	560,000	20.00%	448.4	1,096.7	1,199.7	103.0	-	-
Concesionaria Tibitoc S.A.	9,086,933	33.33%	12,799.5	9,822.7	13,913.1	4,090.4	-	-
Corporación Andina de Fomento	13	0.00%	287.2	196.5	344.9	148.4	-	-
Deposito Central de Valores0Deceval	17,709	3.67%	822.1	1,385.0	2,402.6	1,017.6	-	-
Empresa de Energía de Bogotá	3,271,505	3.81%	211,953.5	211,953.5	226,071.9	14,118.4	-	-
Eternit Colombiana S. A.	99,850	0.26%	138.8	69.6	142.5	72.9	-	-
Fiduciaria Occidente S. A.	606,494	4.44%	1,840.9	1,762.9	2,923.2	1,160.3	-	-
Futbolred com S.A.	120,000	35.67%	361.6	361.6	-	-	-	361.6
Gas Natural S.A. E.S.P.	621,866	1.68%	27,796.8	27,796.8	31,560.6	3,763.8	-	-
Gasoducto del Tolima S.A.	230,711	5.80%	305.7	305.7	856.0	550.3	-	-
Inducarbón	2,528	0.09%	-	1.1	1.1	-	-	1.1
Industria Colombo Andina0Inca S.A.	1,985,607	0.67%	44.3	43.9	131.2	87.4	-	-
Jardin Plaza S.A.	888,000	17.76%	10,031.1	10,031.1	12,073.3	2,042.1	-	-
Leasing de Occidente S.A.	392,237,405	45.24%	56,009.2	72,152.1	92,002.8	19,850.6	-	-
Metrex S.A.	321,782	10.11%	168.4	168.4	410.6	242.2	-	-
Petróleos Colombianos Limited	17,107	0.05%	111.4	111.3	-	-	-	111.3
Petróleos Nacionales S.A.	6,235,383	19.54%	-	257.3	-	-	-	257.3
Proinversiones S.A.	437,266	3.02%	9.6	9.6	9.6	-	-	3.8
Promisión Celular S.A. Promicel	4,680,420	16.64%	5,642.5	4,803.8	1,379.8	-	3,424.0	-
Promotora de Inversiones Ruitoque S. A.	43,289,334	3.03%	703.7	747.8	747.8	-	-	184.8
Promotora la Alborada S.A. (a)	991,383,354	1.83%		316.3	-	-	-	316.3
Promotora la Enseñanza S.A. (a)	490,042	2.45%		69.8	-	-	-	69.8
Sociedad de Inversiones en Energia S.A.	14,485,627	10.31%	21,174.6	18,985.4	85,810.2	66,824.8	-	-
Sociedad Hotelera Cien internacional S.A.	133,393	0.39%	60.9	58.4	68.2	9.8	-	-
Sociedad Transportadora de Gas del Oriente S.A.	25,076,953	20.00%	3,705.6	5,577.5	6,973.2	2,295.7	-	-
Textiles el Espinal S.A.	7,107,259	8.56%	2,399.1	2,399.1	2,399.1	-	-	1,439.6
Valores de Occidente S. A.	1,162,713	48.99%	2,357.3	2,257.4	1,424.7	-	832.8	-
Ventas y Servicios S. A.	64,599	19.90%	232.6	219.8	431.9	212.3	-	-
				$ 393,845.6		$ 133,692.5	$ 4,279.7	$ 4,028.6
Fiduciaria Corficolombiana S.A. :								
Depósito Central Deceval	6,468	1.34%	352.3	407.8	861.6	468.4	-	-
Casa de Bolsa Corficolombiana S.A.:								
Bolsa de Valores de Colombia	91.000.000			92.0	408.3	316.3	-	-
Fondo de Garantias BVC	150			253.2	253.2	-	-	-
				345.2		316.3	-	-
Valorizacion Derechos en Fideicomiso cta 1980						1,201.0		
Plantanciones Unipalma de los Llanos S. A.:								
Comercializadora Internacional de Aceite de Palma	910,236	9.37%	1,271.0	1,601.0	2,450.2	849.2	-	-
Propalma S.A.	15	3.50%	10.0	14.1	11.2	-	-	2.9
Sociedad Portuaria Regional Puerto Wilches	11,267	1.37%	11.3	12.9	11.4	-	-	1.5
				1.628.0		849.2	-	4.4
Colombiana de Licitaciones y Concesiones Ltda.:								
Banco AV Villas S. A.	3,039	0.00%	4.2	4.2	9.1	4.8	-	-
Banco de Occidente S. A.	22,871	0.00%	99.3	145.5	368.2	222.8	-	-
Centro de Ferias y Exposiciones de Bucaramanga	12,368	3.22%	219.3	248.5	328.8	80.3	-	-
Empresa Colombiana Pesquera de Tolú	105,598	1.12%	21.1	23.2	21.1	-	-	2.1
Eternit Colombiana S. A.	332	0.00%	0.3	0.4	0.6	0.2	-	-
Fábrica de Textiles del Tolima	55,127	3.06%	335.7	379.1	44.3	-	-	379.1
Promisan En Liquidación	14,711,400	0.42%	26.4	29.9	2.9	-	-	27.0
Proyecto Centro de Comunicaciones El Salitre	252,709	5.00%	291.5	295.9	-	-	-	295.9
Sidelpa Inversiones S. A. En liquidación	260,126	0.47%	85.0	96.3	34.3	-	-	62.0
Sociedad Aeroportuaria de la Costa S. A.	427,288	11.55%	427.3	855.6	1,407.0	550.3	-	-
Sociedad Forestal Cafetera del Valle S. A.	46,077	3.20%	175.8	187.9	327.7	139.8	-	-
				$ 2,266.5		$ 998.2	$ -	$ 766.1

Continúa

	Diciembre							
	No. de acciones	% de Partic.	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalo-rización	Provisión
Corficolombiana:								
Estudios Proyectos e Inversiones de los Andes:					-			
CCI Marketplace S. A.	105,694	2.94%	105.7	105.7	72.3	-	-	33.4
Hoteles Estelar de Colombia S. A.:								
Compañía Hotelera de Cartagena de Indias S. A.	10,969,897	49.40%	24,150.5	45,318.2	38,223.9	-	7,094.4	-
Promotora Industrial y Turística de Sevilla	382		0.3	2.4	0.5	-	1.9	-
				45,320.6		-	7,096.3	-
Organización Pajonales S. A.:								
Agroganadera del Valle S. A.	124,979	0.25%	9.6	26.4	7.4	-	-	19.0
Compañía de Cementos Argos S. A.	328	3.51%	1.0	2.7	4.5	1.8	-	-
Compañía Nacional de Chocolates	300	2.99%	1.1	3.3	4.7	1.4	-	-
Cooperativa de Arroz Ltda	1	0.00%	6.7	21.8	-	-	15.2	-
Fondo Ganadero del Tolima S. A.	2,293,478	0.62%	24.0	56.5	65.9	9.4	-	-
Ingenio la Cabaña S. A.	27,250	0.15%	199.0	458.9	673.1	107.1	-	-
Profilácticos del Tolima S. A.	486	0.17%	0.5	0.9	1.5	0.6	-	-
Promesa S. A.	3,593	31.50%	3.7	10.9	3.4	-	7.5	-
Semillas e Insumos Algodoneros	555	8.46%	11.1	15.4	88.7	73.3	-	-
				596.8		193.6	22.7	19.0
Valle Bursatiles S. A.								
Ingenio la Cabaña S. A.	1,095	0.01%	21.2	21.3	21.3	-	-	-
Camara de Compensacion S.A.	3,124	0.40%	34.8	34.8	34.8	-	-	-
			56.0	56.1		-	-	-
Valora S. A.:								
C.I. YUMBO	11,001	0.10%	11.0	15.9	24.3	8.4	-	-
Pizano S.A.:								
Aseo, Acueducto y Alcantarillado	8,518	8.52%	8.5	38.0	21.9	-	-	16.1
Edubar	2,500	2.62%	25.0	158.2	35.7	-	-	122.5
Inmobiliaria la Alborada S. A.	1,713,082	0.00%	1.7	1.8	1.7	-	-	0.1
Inmobiliaria Selecta S. A.	24,351	34.79%	24.4	113.1	29.8	-	-	83.3
Laminas del Ecuador	6,500	0.07%	6.5	61.5	-	-	-	61.5
Proforest S. A.	10,000	1.81%	10.1	10.1	7.7	-	-	2.4
Promigas S. A.	54	0.00%	-	-	2.0	2.0	-	-
Promotora la Enseñanza	362,562	3.63%	0.4	139.8	148.8	9.0	-	-
				522.5		11.0	-	285.9
Proyectos de Infraestructura S. A.:								
Centro de Eventos Valle del Pacifico S. A.	49,172	1.13%	493.3	497.4	482.8	-	-	14.7
CCI Marketplace S. A.	221	6.12%	220.7	220.9	158.3	-	-	62.6
				718.3		-	-	77.3
Provisión General				-		-	-	
				$445,829.0		$ 137,738.6	$ 11,398.7	$ 5,618.4

Con Alta y Media Bursatilidad

	Diciembre					
	Capital Social	No. de Acciones	% de partic.	Costo de Adquisición	Valor En bolsa	Valor de Mercado
Con alta bursatilidad						
Tablemac S.A.	$ 35,557.6	3,019.057.079	11.88	$ 4,226.6	$ 3.74	$ 11,291.3
Bolsa de Valores de Colombia	18,249.5	613.809.805	3.36	11,471.2	18.20	11,171.3
Con media bursatilidad						
Promigas S.A.	13,298.5	19,123.532	14.37	$ 480,780.9	36.770.28	$703.177.6
Enka de Colombia	117.737.	34.448.128	0.29	1,963.3	4.90	168.8
Av Villas (Acciones ordinarias)	22,473.1	45.677	0.00	140.4	2,980.07	136.2
Mineros S.A.	158.9	18,275.422	6.98	50,257.4	2.400.00	43,861.0
						$ 769.806.2

En octubre 31 de 2008, se reclasificó la Inversión que se tenía como título mixto producto derivado de procesos de titularización Fibratolima a Derechos en Fideicomiso, por la liquidación de Fibratolima, quedando la bodega en un patrimonio autónomo.

Total Inversiones Disponibles Para la Venta en Títulos Participativos en Diciembre $1.215.635.2

Continúa

Con Baja o Minima Bursatilidad

	Junio							
	No. de acciones	% de partic	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalo rización	Provisión
Corficolombiana:								
Aerocali S.A.	126,654	33.33%	$ 2,258.5	$ 2,473.6	$ 3,535.8	$ 1,062.2	$ -	$
Alimentos derivados de la Caña	52,000	0.31%	26.1	26.1	39.2	13.1	-	-
Aquacultivos del Caribe S. A.	106,000	5.47%	658.8	477.4	477.4	-	-	477.4
AV Villas (Acciones Preferenciales)	20,763	0.01%	27.5	76.8	46.9	-	-	29.9
Bladex S.A.	2,070	0.00%	40.4	39.5	73.7	34.2	-	-
C.I. Yumbo S.A.	11,001	0.10%	12.7	11.3	19.6	8.3	-	-
Cámara de Compensación de Divisas de Colombia	79,687,500	3.19%	79.7	79.7	53.2	-	26.5	-
Cámara de Riesgo Central de Contraparte de Colombia	312,744,041	0.00%	312.7	312.7	-	-	-	-
Caribu Internacional S.A.	782,278,588	0.00%	782.3	782.3	-	-	-	782.3
Cine Colombia S.A.	284,057	0.45%	776.5	776.5	828.4	51.9	-	-
Colombiana de Extrusión S.A. Extrucol	315,420	20.00%	2,526.0	1,784.8	3,545.8	1,761.0	-	-
Colombina S.A.	32,683,321	7.59%	10,184.1	14,823.6	25,202.9	10,379.3	-	-
Compañía Aguas de Colombia	560,000	20.00%	448.4	1,096.7	1,171.4	74.7	-	-
Concesionaria Tibitoc S A	9,086,933	33.33%	12,799.5	9,822.7	14,571.7	4,749.0	-	-
Corporación Andina de Fomento	12	0.00%	287.2	168.3	285.5	117.2	-	-
Deposito Central de Valores-Deceval	16,781	3.67%	822.1	1,385.0	1,921.1	536.1	-	-
Eternit Colombiana S. A	99,850	0.26%	138.8	69.6	132.1	62.5	-	-
Empresa de Energía de Bogotá	3,271,505	3.81%	211,953.5	211,953.5	245,793.4	33,839.9	-	-
Fiduciaria Occidente S. A.	606,494	4.44%	1840.9	1,762.9	2,672.8	909.9	-	-
Futbolred.com S.A.	120,000	35.67%	361.6	361.6	361.6	-	-	361.6
Gas Natural S.A. E.S.P	621,866	1.68%	27796.8	27,796.8	29,658.6	1,861.8	-	-
Gasoducto del Tolima S.A.	230,711	5.80%	305.7	305.7	832.3	526.6	-	-
Inducarbón (a)	2,528	0.09%	-	1.1	1.1	-	-	1.1
Industria Colombo Andina-Inca S.A.	1,985,607	0.67%	44.3	43.9	147.9	104.0	-	
Jardin Plaza S.A.	888,000	17.76%	10,031.1	10,031.1	11,973.6	1,942.5	-	-
Leasing de Occidente S.A.	369,327,644	45.24%	56,009.2	66,843.7	83,688.6	16,844.9	-	-
Metrex S.A.	321,782	10.11%	166.4	168.4	380.7	212.3	-	-
Petróleos Colombianos Limited (a)	17,107	0.05%	111.4	95.4	95.4	-	-	95.4
Petróleos Nacionales S.A. (a)	6,235,383	19.54%	-	257.3	257.3		-	257.3
Proinversiones S.A.	437,266	3.02%	9.6	9.6	9.6	-	-	3.8
Promisión Celular S.A. Promicel	4,680,420	16.64%	5,642.5	4,803.8	1,386.3	-	3,417.5	-
Promotora de Inversiones Ruitoque S. A.	43,289,334	3.03%	703.7	747.8	747.8	-	-	184.8
Promotora la Enseñanza S.A. (a)	490,042	2.45%	-	69.8	-	-	-	69.8
Promotora la Alborada S.A. (a)	991,383,354	1.83%	-	316.3	-	-	-	316.3
Sociedad de Inversiones en Energía S.A.	14,485,627	10.31%	21,174.6	18,985.4	68,002.8	49,017.4	-	-
Sociedad Hotelera Cien Internacional S.A.	133,393	0.39%	60.9	58.4	65.7	7.3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	18,534,891	20.00%	3,705.6	4,677.5	6,891.1	2,213.6	-	-
Textiles el Espinal S.A.	7,107,259	8.56%	2,399.1	2,399.1	2,399.1	-	-	1,439.6
Valores de Occidente S. A.	1,162,713	0.4899	2,357.3	2,257.4	1472.3	-	785.1	-
Ventas y Servicios S. A.	64,599	0.199	232.6	219.8	330.2	110.4	-	-
Provisión General de Inversiones (2)				-		-	-	419.6
				$ 388,372.9		$ 126,4[illegible].1	$ 4,229.1	$ 4,438.9
Fiduciaria Corficolombiana S. A.:								
Deposito Central Deceval	6,129	1.34%	352.3	407.7	700.3	292.6	-	-
Casa de Bolsa Corficolombiana S. A.:								
Bolsa de Valores de Colombia	599,809,805	3.86%	977.5	1,211.6	2,604.9	1,393.3	-	-
Valorización Derechos en Fideicomiso cta 1980						1,29[illegible].9		
Plantaciones Unipalma de los Llanos S.A.:								
Comercializadora Internacional de Aceite de Palma	771,095	9.04%	1,116.4	1,449.1	1,942.3	493.2	-	-
Propalma S.A.	15	1.37%	10.0	14.1	11.9	-	-	2.2
Sociedad Portuaria Regional Puerto Wilches	11,267	3.52%	11.3	12.9	11.4	-	-	1.5
			1,137.7	1,476.1		493.2	-	3.7
Colombiana de Licitaciones y Concesiones Ltda.:								
Banco AV Villas S. A	3,039	0.00%	4.2	4.2	10.9	6.7	-	-
Banco de Occidente S. A.	22,871	0.00%	99.3	145.5	411.7	266.2	-	-
Centro de Ferias y Exposiciones de Bucaramanga	12,368	3.22%	219.3	248.5	321.5	73.0	-	-
Cine Colombia S. A.	53,224	0.00%	145.5	145.5	167.6	22.1	-	-

Continúa

	Junio							
	No. de acciones	% de partic	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Corficolombiana:								
Empresa Colombiana Pesquera de Tolú	105,598	2.52%	$ 21.1	$ 23.2	$ 22.4	$ -	$ -	$ 0.8
Eternit Colombiana S. A.	332	0.00%	0.3	0.4	0.5	0.1	-	-
Fábrica de Textiles del Tolima	55,127	3.06%	335.7	379.1	-38.6	-	-	379.1
PromisanEn Liquidación	14,711,400	0.42%	26.4	29.9	5.3	-	-	24.6
Proyecto Centro de Comunicaciones El Salitre S.A.	252,709	5.00%	291.5	295.9	282.7	-	-	13.2
Sidelpa Inversiones S. A. En liquidación	260,126	0.47%	85.0	96.3	51.4	-	-	44.9
Sociedad Aeroportuaria de la Costa S. A.	427,288	11.55%	427.3	855.6	946.0	90.4	-	-
Sociedad Forestal Cafetera del Valle S. A.	46,077	3.20%	175.8	187.9	327.7	139.8	-	-
			1,831.4	2,412.0		598.3	-	462.6
Estudios, Proyectos e Inversiones de los Andes S. A.:								
CCI Marketplace S. A.	105,694	2.94%	105.7	105.7	75.4	-	-	30.3
			105.7	105.7		-	-	30.3
Hoteles Estelar de Colombia S. A.:								
Compañía Hotelera de Cartagena de Indias S. A.	10,488,360	48.49%	23,379.3	45,267.4	36,522.7	3,001.6	11,746.3	-
Promotora Industrial y Turistica de Sevilla	382		0.3	2.0	2.0	-	-	-
			23,379.6	45,269.4		3,001.6	11,746.3	-
Organización Pajonales S. A.:								
Agroganadera del Valle S. A.	124,979	0.25%	9.6	26.4	7.2	-	19.2	-
Compañía de Cementos Argos S. A.	328	3.51%	1.0	2.7	4.5	1.8	-	-
Compañía Nacional de Chocolates	300	2.99%	1.1	3.3	4.5	1.2	-	-
Cooperativa de Arroz Ltda	1	0.00%	6.7	21.8	-	-	21.8	-
Fondo Ganadero del Tolima S. A.	2,293,478	0.62%	24.0	56.5	68.0	11.5	-	-
Ingenio la Cabaña S. A.	27,250	0.15%	199.0	458.9	548.7	89.8	-	-
Profilácticos del Tolima S. A.	486	0.17%	0.5	0.9	1.3	0.4	-	-
Promesa S. A.	3,593	31.50%	3.7	10.9	2.7	-	8.2	-
Semillas e Insumos Algodoneros	555	8.46%	11.1	15.4	47.8	32.4	-	-
			256.7	596.8		137.1	49.2	-
Valle Bursatiles S. A.								
Ingenio la Cabaña S. A.	1,095	0.01%	21.2	21.3	22.0	0.7	-	-
Cámara de Compensación S.A.	3,124	0.40%	34.8	34.8	29.9	-	4.9	-
			56.0	56.1		0.7	4.9	-
Valora S. A.:								
C.I. YUMBO	11,001	0.10%	11.0	15.9		8.8	-	-
			11.0	15.9		8.8	-	-
Pizano S.A.:								
Aseo, Acueducto y Alcantarillado	8,518	8.52%	8.5	38.0	22.1	-	-	15.9
Edubar	2,500	2.62%	25.0	158.2	17.8	-	-	140.4
Inmobiliaria la Alborada S. A.	1,713,082	0.00%	1.7	1.8	1.7	-	-	0.1
Inmobiliaria Selecta S. A.	24,351	34.79%	24.4	113.1	34.5	-	-	78.6
Laminas del Ecuador	6,500	0.07%	6.5	61.5	-	-	-	61.5
Proforest S. A.	10,000	1.81%	10.1	10.1	10.1	-	-	-
Promigas S. A.	54	0.00%	-	-	2.2	2.2	-	-
Promotora la Enseñanza	362,562	3.63%	0.4	139.8	144.5	4.7	-	-
			76.6	522.5		6.9	-	296.5
Lloreda S. A.:								
Lloreda Distribuciones S. A.	49,990	49.99%	387.0	586.4	108.1	-	478.3	-
Sigma Distribuciones S. A.	5,000	0.00%	0.5	0.5	0.5	-	-	-
Lloreda Distribuidora de Venezuela	999	99.00%	3.2	3.9	-	-	-	3.9
			390.7	590.8		-	478.3	3.9
Proyectos de Infraestructura S. A.:								
Centro de Eventos Valle del Pacifico S. A.	49,172	1.13%	493.3	499.0	489.3	-	-	9.7
CCI Marketplace S. A.	211,595	5.88%	211.6	216.3	155.5	-	-	60.8
				715.3		-	-	70.5
FIBRATOLIMA EN LIQUIDACION				-		-	-	1,346.9
				$ 441,752.8		$ 133,668.5	$ 16,507.8	$ 6,653.3

Continúa

Con Alta y Media Bursatilidad

	Capital Social	No. de Acciones	%de partic	junio Costo de Adquisición	Valor En bolsa	Valor de Mercado
Con media bursatilidad						
Promigas S. A.	$ 13.198.5	19.123.532	14.37	$ 480.780.9	$ 38.257.11	$ 732.780.8
Minero S. A.	58.9	18.275.422	6.98	50.257.4	2.500.00	45.688.5
AvVillas	22.473.1	45.677	-	140.4	3.539.79	163.6
Con alta bursatilidad						
Tablemac S. A.	20.543.0	3.019.057.079	11.88	4,226.6	10.31	19.986.2
Enka de Colombia S. A.	62.597.7	34.448.128	-	1.963.3	15.10	327.2
Bolsa de Valores de Colombia S. A.	181.034.	105.000.000	0.58	76.8	29.00	3.045.0
						$ 801.991.3
Otros Titulos- Fibratolima						$ 1,347.3

Total Inversiones Disponibles Para la Venta en Títulos Participativos en Junio $ 1.2245.091.4

PROVISIÓN DE INVERSIONES	Diciembre	Junio
Inversiones Negociables en Títulos de Deuda	$ 1,233.0	$ 2,978.7
Inversiones Negociables en Títulos Participativos	-	43.5
Inversiones Disponibles para la Venta en Títulos de Deuda	302.5	344.1
Inversiones Disponibles para la Venta en Títulos Participativos	5,618.4	6,653.3
	7,153.9	10,019.6

(6) Cartera de Créditos

	Diciembre	Junio
Cartera de Consumo		
A –Normal	2,672.0	3,443.4
B –Subnormal	73.3	340.5
C – Aceptable	40.3	55.5
D -Difícil cobro	84.5	-
E – Incobrable	28.6	100.0
	2,898.7	3,939.4
Provisión	(120.0)	(81.2)
	2,778.7	3,858.2
Cartera Comercial		
A –Normal	454,727.2	520,145.0
B –Subnormal	34,776.2	18,126.8
C –Deficiente	10,181.0	2,954.8
D -Difícil cobro	14,369.9	10,499.9
E -Irrecuperable	2,625.7	2,332.7
	516,680.0	554,059.2
Provisión	(23,350.9)	(22,088.7)
	493,329.1	531,970.5
	$ 496,107.8	$ 535,828.7

Provisión para cartera de créditos

		Diciembre	Junio
Saldo al principio del semestre	$	22.169.9	18.423.3
Provisión cargada a gasto		8.221.8	9.494.0
Recuperación de provisiones		(6.182.6)	(5.359.0)
Castigo de cartera		(738.2)	(388.4)
Saldo al final del semestre	$	23.470.9	22.169.9

Continúa

(7) Aceptaciones y Derivativos

		Diciembre	Junio
Derechos operaciones de contado	$	2,244.1	173,306.7
Obligaciones operaciones de contado		(2,242.6)	(175,540.8)
Derechos operaciones forward		4,074,277.3	4,983,737.0
Obligaciones operaciones forward		(4,096,552.2)	(4,993,882.2)
Derechos de compra futuros		-	75,892.2
Obligaciones de compra futuros		-	(72,227.2)
Derechos de venta futuros		-	44,400.8
Obligaciones de venta futuros		-	(46,575.8)
Derechos sobre swaps		667,119.2	490,069.1
Obligaciones sobre swaps		(661,452.3)	(490,324.8)
Utilidad o pérdida en valoración de Opciones		195.0	(13.1)
	$	(16,411.5)	(11,158.1)

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que conlleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida de la Corporación

	Dic-08				Jun-08			
	Venta	Variación %	Compra	Variación %	Venta	Variación %	Compra	Variación %
Derechos								
Divisas	$ 2,575,278.7	-9.20%	$ 2,368,050.4	-3.67%	$ 2,836,318.9	30.22%	$ 2,458,247.9	33.45%
Títulos	5,729.3	-70.50%	4,744.5	-67.81%	19,418.7	-89.58%	14,741.0	-91.21%
	$ 2,581,008.0		$ 2,372,795		$ 2,855,737.6		$ 2,472,988.9	
Obligaciones								
Divisas	2,698,786.7	-2.65%	2,277,853.8	-8.84%	2,772,332.9	29.39%	2,498,845.1	35.51%
Títulos	5,723.9	-70.51%	4,748.1	-67.79%	19,410.9	-89.53%	14,741.2	-91.22%
	$ 2,704,510.6		$ 2,282,601.9		$ 2,791,743.8		$ 2,513,586.3	
	Utilidad		Pérdida		Utilidad		Pérdida	
Resultado promedio mensual	$ 92,626.1	-9.53%	92,175.4	-5.33%	102,385.4	365.85%	$ 97,369.7	471.98%

Corresponden al promedio de los saldos finales mensuales durante el semestre.

Los plazos mínimos y máximos oscilaron entre 3 y 365 días durante los ejercicios terminados el 31 de diciembre y 30 de junio de 2008.

No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

(8) Cuentas por cobrar

	Diciembre	Junio
Intereses:		
Fondos Interbancarios Vendidos y Pactos de Reventa	$ 0.3	$ -
Cartera de créditos y operaciones de leasing	775.2	1,644.3
	775.5	1,644.3
Comisiones y Honorarios		
Comisiones	4,184.7	4,744.9
Honorarios	13.8	4.6
	4,198.5	4,749.5
Otras:		
Componente Financiero	4,985.8	5,944.1
Dividendos y participaciones (1)	6,547.2	20,019.6
Arrendamientos	8.4	274.8
Cánones de bienes dados en leasing	42.6	34.4
Venta de bienes y servicios (2)	977.2	5,711.6
Pagos por cuenta de clientes	3,198.3	2,504.4
Prometientes vendedores	-	945.3
Anticipo de contratos y proveedores	8,349.1	8,112.7
Adelantos de personal	4,230.2	1,938.6
Impuesto a las ventas por pagar – débito	6,518.8	2,919.8
Diversas:		
Clientes nacionales en las filiales:		
Colombiana de Licitaciones y Concesiones Ltda.	2,242.2	2,257.3
Estudios, Proyectos e Inversiones de los Andes	13,503.4	33,983.7
Hoteles Estelar S. A.	18,767.5	25,313.9
Industrias Lehner S. A.	22,464.6	23,401.6
Lloreda S. A.	-	2,921.2
Organización Pajonales S. A.	8,890.3	7,399.1
Pizano S.A.	30,167.2	25,568.4
Plantaciones Unipalma de los Llanos S. A.	6,529.2	12,928.0
Promotora y Comercializadora Turística Santamar	393.3	429.4
Proyectos de Infraestructura S. A.	5,076.6	3,172.6
Tejidos Sintéticos de Colombia	7,804.0	7,911.3
Valora S. A.	535.2	506.4
Otras (3)	4,276.4	17,354.0
	$ 155,507.5	$ 211,552.2

1) A diciembre 31 de 2008 este rubro comprendía entre otros valores: Promigas S.A. $4,933.8, Colombina S.A. $ 426.5, Mineros S.A. $356.4, Fiduciaria de Occidente $166.3, Inca S.a. $9.6. A junio 30 de 2008 este rubro comprendía entre otros valores : Empresa de Energía de Bogotá por $9,117.0, Promigas por $4,617.0, Colombina S.A. por $1,279.6, Gas Natural por $1,620.5, Mineros por $1,069.1, Colombiana de Extrusión por $685.7, Tablemac S.A. por $603.8.
2) A diciembre 31 de 2008, este rubro comprende entre otros valores: Inversiones Gaviria Restrepo $823.7, FID-Fiducolombina pagos Procampo $77.4, otros $59.4. A junio 30 de 2008 este rubro entre otros valores: Ingenio la Cabaña por $2,949.3, Inversiones Gaviria Restrepo por $823.7, Sain Ingenieros Constructores por $508.3, Skema Promotora S.A. por $508.3.
3) A diciembre 31 de 2008, este rubro comprendía entre otros valores Operaciones de Mesa de dinero con el siguiente cliente: Banco Davivienda $1,072.0. A junio 30 de 2008 este rubro comprendía entre otros valores: Operaciones de Mesa de dinero con los siguientes clientes: Fondo de Pensiones Obligatorias Horizonte por $6,580.3, Jp Morgan Chase Ny por $2,240.2, Banco de Crédito por $1,967.3, Fondo de Cesantías Horizonte por $1,454.8, BBVA Fiduciaria por $714.5, Fiduprevisora por $435.7, Ilko Colombia S.A. por $319.6, Fondo de Pensiones Voluntarias BBVA por $238.4, HSBC Fiduciaria por $222.4.

Provisión para cuentas por cobrar

El movimiento de la provisión para cuentas por cobrar es el siguiente:

	Diciembre	Junio
Saldo Inicial	$ 10.998.4	$ 9.153.0
Más:		
Adquiridas en consolidación	-	1.386.2
Provisión cargada al gasto del ejercicio	5.406.8	2.108.0
Menos		
Reintegro de provisión	(4.454.9)	(1.648.8)
Castigos	(496.2)	-
Saldo final	$ 11.454.1	$ 10.998.4

(9) Bienes Realizables y Recibidos en Pago

Bienes Realizables

Plantaciones Unipalma de los Llanos S.A.		
Producto terminado - Aceite de palma y de almendra	$ 2,573.9	$ 4,285.4
Materias primas	1,862.9	2,135.7
Mercancías en tránsito	-	333.7
	4,436.8	6,754.8
Tejidos Sintéticos de Colombia S.A.		
Producto terminado - Empaques. telas y cordeles	1,638.3	1,219.7
Producto en proceso- Empaques. Telas y cordeles	670.3	1,074.0
Materia Prima	2,380.4	2,394.6
Mercancías	238.8	308.3
Inventarios en tránsito	145.0	472.4
	5,072.8	5,469.0
Hoteles Estelar de Colombia S.A.		
Materias Primas	1,268.8	804.8
Mercancías	512.4	411.9
	1,781.2	1,216.7
Organización Pajonales S.A.		
Materias Primas	4,709.5	4,110.9
Productos en Proceso	8,649.0	8,476.7
Productos Terminado	483.2	264.6
Semovientes	4,608.3	4,555.4
	18,450.0	17,407.6
Lloreda S.A.		
Producto terminado	-	723.0
Producto en proceso	-	162.5
Materia Prima	-	3,225.3
Mercancías	-	8.2
Inventarios en tránsito	-	0.1
	-	4,119.1

Continúa

	Diciembre	Junio
Pizano S.A.		
Producto en proceso	$ 52,302.7	50,813.2
Materia Prima	24,422.2	22,674.8
Mercancía en transito	3,518.0	2,356.5
Mercancías	6,622.4	5,571.3
Bienes terminados	9,878.6	11,516.1
	96,743.9	92,931.9
Industris Lehner S.A.		
Producto en proceso	2,095.7	1,493.0
Materia Prima	7,058.5	5,513.5
Mercancía en transito	266.7	4,288.3
Mercancías	424.4	409.9
Bienes terminados	4,916.3	3,652.1
	14,761.6	15,356.8
Valora S.A.		
Bienes Raíces para la Venta	1,985.8	1,985.8
Productos en Proceso	282.9	269.1
Mercancías	5,347.3	1,073.3
	7,616.0	3,328.2
	148,862.3	146,584.1
Bienes Recibidos en Pago		
Bienes muebles	3,336.9	4,834.7
Bienes inmuebles diferentes de vivienda	23,401.8	23,030.6
	26,738.7	27,865.3
Bienes Restituidos en Contratos de Leasing		
Maquinaría y Equipo	15.1	24.0
Vehículos dados en leasing	4,410.2	2,874.5
	4,425.3	2,898.5
Bienes no Utilizados en el Objeto Social		
Terrenos	585.9	585.9
Provisión para Bienes Recibidos en Pago		
Saldo Inicial	25.752.7	32,621.1
Más:		
Provisión cargada al gasto del ejercicio	1,509.1	318.5
	27,261.8	32.939.6
Menos		
Reintegro de provisión	1.104.0	34.5
Venta de bienes recibidos en pago	6.6	7.152.4
Saldo final	$ 26.151.2	$ 25.752.7

La Administración de la Matriz considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros.

Actualmente la Matriz y subordinadas financieras adelantan las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera.

En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

Continúa

(10) Propiedades, Equipos y Bienes Dados en Leasing

El siguiente es el detalle de las propiedades y equipo:

	Diciembre	Junio
Terrenos	$ 65,236.9	75,045.5
Construcciones en curso	617.0	3,558.8
Edificios	115,050.2	154,797.5
Muebles, equipos y enseres	28,686.1	39,061.3
Equipo de computación	25,311.8	31,745.6
Vehículos	26,800.2	25,289.0
Equipos de movilización y Maquinaria y semovientes	277,249.3	476,363.7
Importaciones en Curso	13,084.0	4,982.7
Bienes dados en leasing	3,481.0	3,106.9
	555,516.5	813,951.0
Menos - Depreciación acumulada	(291,263.3)	(509,626.8)
Más - Depreciación Diferida	-	8,664.9
Menos – Provisión	(6,234.1)	(13,601.4)
	$ 258,019.1	299,387.7

Las propiedades y equipos de la Corporación y sus filiales se encuentran debidamente amparados contra todo tipo de riesgo dependiendo de su naturaleza y por valores que cubren suficientemente cualquier contingencia de pérdida de los mismos.

(11) Exceso del Costo de la Inversión Sobre el Valor en Libros

Los valores del exceso del costo de la inversión sobre el valor en libros de la inversión determinados para la consolidación de los estados financieros de la Corporación y sus Subordinadas son los siguientes:

		Diciembre de 2008			
			Amortizaciones		
		Saldo Inicial	Ejercicios Anteriores	Del Semestre	Saldo por Amortizar
Pisa		7,982.5	3,991.5	798.3	3,192.7
Organización Pajonales S.A.		2,012.3	600.6	284.3	1,127.4
Hoteles Estelar S.A.		641.8	342.4	64.2	235.2
	$	10,636.6	4,934.5	1,146.8	4,555.3

		Junio de 2008			
			Amortizaciones		
		Saldo Inicial	Ejercicios Anteriores	Del Semestre	Saldo por Amortizar
Pisa		7,982.5	3,193.2	798.3	3,991.0
Organización Pajonales S.A.		1,745.5	370.0	230.6	1,144.9
Hoteles Estelar S.A.		641.8	278.2	64.2	299.4
	$	10,369.8	3,841.4	1,093.1	5,435.3

Continúa

(12) Otros Activos

	Diciembre	Junio
Gastos anticipados:		
Intereses	$ 0.4	8.6
Seguros	530.3	237.2
Mantenimiento de Equipos	71.7	43.7
Comisiones pagadas por productos derivados	-	105.2
Otros	3,024.9	4,844.7
Cargos diferidos:		
Organización y Preoperativos (1) y (2)	205,216.3	203,916.4
Estudios y Proyectos	161,677.1	153,733.8
Remodelaciones	315.3	387.6
Programas de computador software	3,182.9	2,884.3
Útiles y papelería	58.1	65.5
Mejoras a propiedades tomadas en arriendo	1,326.0	1,124.2
Publicidad y Propaganda	397.5	380.3
Impuesto de renta diferido	701.5	789.8
Impuestos	-	151.7
Contribuciones y afiliaciones	28.3	109.7
Otros	35.3	435.8
	$ 376,565.6	369,218.5

(1) Corresponde a los costos incurridos en los proyectos de construcción de carreteras, por las subordinadas Concesionaria Vial de los Andes (Carretera Bogotá – Puente Real - Villavicencio - túnel El Boquerón).

(2) Proyectos de Infraestructura S. A. (Carretera Buga – Tulua y Tulua - La Paila). Los costos de cada tramo se amortizan por el método de línea recta a partir del momento en el cual entre en operación cada tramo, hasta el final del contrato de concesión.

Otros

	Diciembre	Junio
Cargos por Corrección Monetaria Diferida	$ 12,445.5	12,859.4
Créditos a empleados	5,176.6	6,023.2
Especies Valoradas	-	698.5
Depósitos	53,574.0	11,636.9
Bienes arte y cultura	930.1	1,006.2
Derechos en Fideicomiso:		
Inversión	43,881.5	38,310.4
Cartera de Créditos y Cuentas por Cobrar	356.7	4,442.0
Bienes realizables y recibidos en pago	15,674.4	15,674.4
Propiedad y Equipo	345.6	345.6
Crédito Mercantil	1,417.5	1,959.8
Otros Activos	95,367.4	124,846.3
Diversos:		
Anticipo impuesto de renta	20,003.7	20,728.8
Retención en la fuente	9,334.1	17,284.2
Sobrantes de anticipos y retenciones	7,467.5	14,444.9
Caja Menor	128.7	165.0
Anticipo impuesto industria y comercio	241.2	202.8
Iva descontable en el impuesto de renta	129.0	56.3
Consorcios o uniones temporales	2,131.4	839.6
Otros	141.3	746.6
	$ 268,746.2	272,270.9

Continúa

(13) Valorización de Activos, Neto de Desvalorizaciones

Inversiones	Diciembre	Junio
Valorizaciones	$ 137,738.6	133,668.5
Desvalorizaciones	(11,398.7)	(16,507.8)
	126,339.9	117,160.7
De propiedad, planta y equipo	289,124.2	459,743.1
Bienes de Arte y Cultura	13,710.4	13,557.7
Aportes Permanentes	-	55.6
	$ 429,174.5	590,517.1

(14) Depósitos y Exigibilidades

Certificados de depósito a término:		
Emitidos a menos de 6 meses	$ 531,945.8	355,940.2
Emitidos igual a 6 meses y menor de 12 meses	367,909.2	449,756.9
Emitidos igual a 12 meses y menor de 18 meses	35,126.0	51,487.2
Emitidos igual o superior a 18 meses	108,260.1	186,773.3
	$1,043,241.1	1,043,957.6

Otros

Moneda Legal:		
Bancos y corresponsales	$ 262.3	2,389.9
Depósitos especiales de garantía	61.7	88.1
Exigibilidades por Servicios Bancarios	85.9	86.3
	409.9	2,564.3
Moneda Extranjera:		
Bancos y corresponsales	46,883.9	4,765.3
Exigibilidades por servicios bancarios	219.7	188.3
	47,103.6	4,953.6
	$ 47,513.5	7,517.9

(15) Fondos interbancarios comprados y pactos de recompra

Fondos interbancarios comprados	$ 33,400.0	11,134.0
Compromisos de transferencia en operaciones repo cerrado	264,643.6	377,929.6
Compromisos originados en posiciones en corto de operaciones repo abierto	-	7,131.0
Compromisos de transferencia en operaciones simultaneas	52,561.9	13,102.5
Compromisos originados en posiciones en corto de operaciones simultaneas	-	36,134.2
	$ 350,605.5	445,431.3

Las tasas utilizadas en estas operaciones para los períodos terminados el 31 de diciembre y 30 de junio de 2008, oscilaron entre el 10.0% y 2.57% y entre el 9.77% y 8.17%, respectivamente.

Sobre los montos anteriores no existían restricciones ni limitaciones

Continúa

(16) Créditos de Bancos y Otras Obligaciones Financieras

Otras Entidades del País:	Diciembre	Junio
Banco de Comercio Exterior	$ 107,455.3	93,477.0
Fondo para el Financiamiento del Sector Agropecuario	16,356.9	14,874.3
Financiera de Desarrollo Territorial S. A.	10,927.9	14,015.3
Banco de Bogotá	26,588.8	35,492.1
Banco de Occidente	14,843.7	12,870.0
Banco Popular	-	7,453.9
Leasing de Occidente	29,071.4	12,972.6
Leasing Bogotá	4,261.4	2,598.0
Créditos con otros Bancos	53,181.6	74,111.5
Créditos con otras entidades Leasing	3,557.9	4,069.0
Créditos otras Entidades Financieras	34,433.7	61,579.0
	300,678.6	333,512.7
Entidades del Exterior:		
Assets Financial advisor	11,505.3	20,105.0
Banco de Bogotá Panamá	1,839.7	458.2
Bank Of America	1,015.5	-
Banco de Chile	-	846.7
Northstar Trade Finance	208.8	219.3
Helm Bank Panamá	2,860.6	2,740.4
Banco de Colombia Panamá	744.3	3,040.0
	18,174.2	27,409.6
	$ 318,852.8	360,922.3

Los vencimientos de las obligaciones al 31 de diciembre y 30 de junio de 2008, son como sigue:

De 1 a 12 meses	$ 81,757.4	96,991.6
De 12 a 24 meses	110,078.3	99,450.1
De 24 a Mas meses	127,017.1	164,480.6
	$ 318,852.8	360,922.3

(17) Cuentas Por Pagar

Intereses		
Depósitos y exigibilidades	$ 19,531.4	23,819.9
Operaciones de mercado monetario y relacionadas	18.5	41.5
Créditos de bancos y otras obligaciones financieras	5,418.6	10,838.6
Títulos de inversión en circulación	1,811.2	1,479.0
	$ 26,779.7	36,179.0
Otras		
Impuesto de Renta y Complementarios	$ 31,740.1	22,945.8
Impuesto de Industria y Comercio	4,021.7	3,639.4
Timbres	161.7	45.3
Otros Impuestos	733.3	7,736.6
Arrendamientos	1,058.7	1,906.5
Impuesto a las ventas por pagar	7,426.5	20,918.8
Contribución sobre transacciones	0.1	20.4
Prometientes compradores	1,018.8	43.0
contribuciones y Afiliaciones	-	0.8

Continúa

	Diciembre	Junio
Proveedores	$ 63,137.5	58,131.3
Retenciones y aportes laborales	8,383.9	8,118.9
Primas de seguro	679.1	669.4
Diversas:		
Nómina	265.1	735.4
Cheques girados no cobrados	199.9	1,533.1
Otras	29,295.2	98,682.1
	$ 148,121.6	225,126.8

(18) Títulos de Inversión en Circulación

Concesionaria Vial de los Andes S.A.	$ 51.853.0	51.853.0
Industrias Lehner S.A.	1.119.6	1.119.6
Leasing Corficolombiana S.A.	120,534.0	151.662.0
Proyectos de Infraestructura S.A.	12.000.0	20.000.0
	$ 85.506.6	224.634.6

Concesionaria Vial de los Andes S.A., En octubre de 2006 y en junio de 2004 con el fin de pagar el capital y los intereses de los bonos opcionalmente convertibles en acciones emitidos en los años 2003 y 2001, la Concesionaria Vial de los Andes S.A. emitió nuevamente bonos opcionalmente convertibles en acciones por $10.383.0 y $12.000.0, respectivamente. Los bonos de la emisión de junio de 2004 fueron cancelados y pagados a su vencimiento a los tenedores, el 28 y 29 de junio de 2007, respectivamente. Las principales características de los bonos que actualmente se encuentran en circulación son las siguientes:

	Emisión octubre de 2006
Monto en circulación:	$ 4.153.0
Plazo:	3 años
Tasa de interés:	DTF + 7 puntos

Modalidad de pago de interés	Anualidad vencida
Ley de circulación:	Nominativos, opcionalmente convertibles en acciones.

La emisión y colocación de los bonos opcionalmente convertibles en acciones de 2006 fue autorizada por la Superintendencia de Puertos y Transportes mediante la resolución 6128 del 20 de octubre de 2006.

Para la conversión de bonos en acciones, con una anticipación de cuatro meses a la fecha de vencimiento de los bonos, COVIANDES deberá formalizar el aumento de su capital autorizado para realizar sin obstáculo dicha conversión. Los bonos serán convertibles en acciones bajo las siguientes condiciones:

- En el término señalado en el numeral 5 del literal B del Capítulo IV del prospecto de emisión y colocación de bonos, los bono-habientes darán aviso escrito a la sociedad de la opción elegida, es decir: 1) la de exigir a la fecha de vencimiento de los bonos, acciones de la sociedad por el capital, como por los intereses, para los cuales solicitará la capitalización; 2) que se le cancelen en dinero a la fecha de vencimiento de los bonos, tanto el capital como los intereses pendientes de pago en esa fecha.
- En caso de que opten por exigir acciones, vencido el plazo de los bonos convertibles, los bono-habientes suscribirán el número de acciones que les corresponda y COVIANDES procederá a

expedir los títulos definitivos de las acciones respectivas, dentro de los treinta (30) días siguientes a la fecha del vencimiento de los bonos. Estas acciones se suscribirán por el valor intrínseco que tengan las acciones a la fecha de la suscripción y en ningún caso por un valor inferior a su valor nominal.

Conforme a la aprobación de la emisión y colocación de bonos ordinarios con cargo al fideicomiso de administración y garantía No. 3-034 en la Asamblea General de Accionistas según el Acta No. 29 del 21 de febrero de 2007, el 5 de julio de 2007 el Fidecomiso F.A. No. 3-034 de Fiduciaria de Occidente S.A. efectúo la colocación de bonos ordinarios por $47.700.0 con las siguientes especificaciones:

Serie A5	
Monto -	$18.550.0
Plazo -	5 años
Vencimiento -	Julio de 2012
Tasa de Interés -	IPC+5,50% E.A.

Serie A7	
Monto -	$29.150.0
Plazo -	7años
Vencimiento -	Julio de 2014
Tasa de Interés -	IPC+5,70% E.A.

La subordinada Industrias Lehner S. A., en junio 9 de 2000 la Superintendencia de Sociedades, aprobó una emisión de bonos ordinarios opcionalmente convertibles en acciones, con las siguientes características:

Monto Autorizado de la emisión	$13.463.8
Bonos Emitidos	12.303.1
Bonos Pendientes por Colocar	1.160.8
Amortización y plazo	10 años en cuotas trimestrales a partir de julio de 2010
Tasa de Interés	Cero
Plazo para convertir en acciones	Antes de junio 19 de 2002
Conversión	$1.175.05 pesos por acción

En junio 19 de 2002 se convirtieron 9.517.503 en acciones.

Los bonos no convertidos en acciones, suscritos por los acreedores financieros al 31 de diciembre de 2007	$1.119.6

La subordinada Proyectos de Infraestructura S. A., Mediante Resolución No. 0277 del 7 de abril de 2000, modificada con la Resolución No.427 de julio de 2001, la Superintendencia de Valores (hoy Superintendencia Financiera) autorizó la segunda emisión de 20.000 bonos (Bonos PISA 1999) a la orden así:

Clase	Bonos ordinarios
Monto autorizado:	$20.000.0
Monto en circulación:	$12.000.0
Fecha de emisión:	Octubre 08 de 2001
Valor nominal, en pesos	$1.000.000 c/u
Serie:	B
Plazo de redención:	10 y 7 años
Rendimiento:	IPC+8,5% e IPC+8,3%

Continúa

El siguiente es un detalle del vencimiento de los bonos colocados en la segunda emisión:

Serie	Monto colocado	Plazo	Modalidad	Vencimiento
B	$ 8.000.0	10 años	T.V.	Agosto 8 de 2011
B	3.780.0	10 años	A.V.	Agosto 8 de 2011
B	220.0	10 años	S.V.	Agosto 8 de 2011
Total	$ 12.000.0			

La subordinada Leasing Corficolombiana S. A., al 31 de diciembre y al 30 de junio de 2008, poseía títulos de inversión en circulación de $120,534.0 y $151,662.0, respectivamente.

	Diciembre	Maduración meses	Junio	Maduración meses
Emisión 2003	$ 5.199.0	34	5.234.0	40
Emisión 2005	$ 115.335.0	42	146.428.0	48
	120.534.0		151.662.0	
TASA EFECTIVA	13.11%E.A		12.20%E.A	

Relación de montos autorizados, emitidos, amortizados y tasas efectivas a Diciembre 31 de 2008

	Autorizados	Emitidos	Amortizado	Tasa Efec.
Emisión 2003	$ 100.000.0	100.000.0	94.801.0	13.27%
Emisión 2005	300.000.0	244.400.0	129.065.0	13.10%
Total	$ 400.000.0	344.400.0	223.866.0	

La emisión 2003: Inicio su colocación el 25 de noviembre de y su redención total será en el mes de mayo de 2011.

La emisión 2005: inició su colocación el 21 de junio de 2005. La Superintendencia Financiera de Colombia autorizó la ampliación del plazo de colocación un año más, por tanto el proceso de colocación va hasta el 20 de junio de 2009 y se está realizando por colocación directa y/o a través de comisionistas de bolsa y de la casa matriz Corficolombiana.

Las emisiones de bonos no tienen calificación independiente, tienen el respaldo de la calificación de la compañía que actualmente es Doble A+ (AA+).

En el prospecto de colocación de todas las emisiones no se concedió otorgar ni primas ni descuentos. La Compañía no ha otorgado garantías adicionales para el pago de capitales y éstos se harán en efectivo al vencimiento de cada título a quién posea la calidad de tenedor del título.

(19) Otros Pasivos

Obligaciones Laborales Consolidadas	Diciembre	Junio
Cesantías consolidadas	$ 4,530.6	3,180.6
Intereses sobre cesantías	443.6	126.6
Vacaciones consolidadas	4,582.1	5,039.8
Otras prestaciones sociales	7,780.1	8,328.4
	$ 17,336.4	16,675.4

Continúa

Ingresos Anticipados y abonos diferidos

Cuenta	Diciembre	Abonos	Cargos	Junio
Intereses	202.9	48.6	-	154.3
Comisiones	704.5	606.0	-	98.5
Arrendamientos	93.6	2.6	-	91.0
Comisiones recibidas por productos derivados	-	-	112.3	112.3
Otros Ingresos anticipados (1)	43,277.4	-	1,472.7	44,750.1
Utilidad por Venta de Activos	237.0	-	595.5	832.5
Intereses Originados en Procesos de Rest.	145.0	21.1	-	123.9
Otros Abonos Diferidos	188.7	-	4,063.8	4,252.5
	44,849.1	678.3	6,244.3	50,415.1

(1) Corresponde a los dineros recaudados por el INCO, para la realización de obras de alistamiento en los tramos 4 y 5 del sector Bogotá - Puente Real – Villavicencio y el recaudo efectuado por la firma Wackenhut en el Peaje de Uribe.

Otros

	Diciembre	Junio
Créditos por corrección monetaria diferida	$ 18,205.8	18,912.2
Impuesto de Renta Diferido	34,581.3	32,879.0
Consorcios y uniones temporales	24.9	12.2
Diversos	18,213.8	20,330.6
	$ 71,025.8	72,134.0

(20) Pasivos Estimados y Provisiones

Obligaciones Laborales Consolidadas		
Cesantías	$ 49.2	941.3
Intereses Sobre Cesantías	-	136.1
Vacaciones	86.8	635.4
Prima Extralegal	23.5	1,711.3
Bonificaciones	1,315.7	844.0
Otras Prestaciones	474.7	1,440.2
	$,949.9	5,708.3
Impuestos		
Renta y complementarios	$11,720.1	15,291.4
Industria y comercio	1,758.9	2,552.7
Predial	-	289.4
Otros	464.2	204.8
	$ 13,943.2	18,338.3
Otros		
Multas y Sanciones Superfinanciera	$ 17.3	17.3
Multas y sanciones litigios, indemnizaciones	643.3	643.2
Otros	7,437.3	12,767.5
	$ 8,097.9	13,428.0

Continúa

(21) Defecto del Costo de la Inversión Sobre el Valor en Libros

Los valores del defecto del costo de la inversión sobre el valor en libros determinados para la consolidación de los estados financieros de la Matriz y Subordinadas son los siguientes:

	Diciembre			
		Amortizaciones		
	Saldo Inicial	Ejercicios Anteriores	Del Semestre	Saldo por Amortizar
Pizano S.A.	26.833.0	11.040.1	1.784.3	14.008.6

	Junio			
		Amortizaciones		
	Saldo Inicial	Ejercicios Anteriores	Del Semestre	Saldo por Amortizar
Pizano S.A.	22.482.1	9.344.3	1.714.1	11.423.7

(22) Capital Social

Al 31 de diciembre y 30 e junio de 2008 el capital autorizado era de $1,715.0 representado en 171.500.000 acciones de valor nominal $10 pesos cada una.

El número de acciones en circulación fue:

	Diciembre	Junio
No. Acciones Preferenciales	10,741,134	10,680,570
No. Acciones Ordinarias	159,420,858	157,656,790
Total acciones suscritas y pagadas	170,161,992	168,337,360

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

(23) Reservas

Legal

De acuerdo con disposiciones legales vigentes en Colombia, se debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito, La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no distribuidas. También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.
Al 31 de diciembre y 30 de junio de 2008 la reserva legal era de $86.946.6 y $81.113.7, respectivamente.

Estatutarias y Ocasionales

	Diciembre	Junio
A disposición de la Junta Directiva	$ 5,413.4	19,631.4
Reserva valoración de inversiones negociables(*)	394,754.1	389,109.8
Para readquisición de Acciones	16,980.1	16,980.1
Acciones propias readquiridas (-)	(16,488.6)	(16,488.6)
Reservas Estatutarias	993.7	1,816.3
Otras reservas a disposición de la asamblea para futuros repartos	133,449.3	161,777.8
	$ 535,102.0	572,826.8

(*) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

(24) Ganancias o (Pérdidas) No Realizadas en Inversiones Disponibles para la Venta

Títulos Participativos		
Promigas S.A.	$ 222,396.7	251,999.9
Mineros S.A.	(6,396.3)	(4,568.9)
Tablemac S.A.	7,064.5	15,759.5
Banco AV Villas S.A.	(2,235.5)	23.1
Enka de Colombia S.A.	(4.3)	(2,076.9)
Bolsa de Valores de Colombia	(299.9)	-
	220,525.2	261,136.7
Títulos de deuda	(17,636.4)	(26,150.8)
	$ 202,888.8	234,985.9

(25) Cuentas Contingentes

Acreedoras		
Garantía Bancarias	$ 106,752.6	78,866.1
Avales	252.5	252.5
Valores recibidos en operaciones repo y simultaneas	30,413.7	21,266.9
Obligaciones en opciones	162,097.7	51,922.4
Litigios(*)	77,466.8	73,962.7
Otras	45,231.3	40,711.1
	$ 422,214.6	266,981.7

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra de la Corporación y sus subordinadas por $52.176.3, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación y de demandas originadas en contratos con responsabilidad civil en contra de Leasing Corficolombiana por $21.786.4, cuya probabilidad de ocurrencia es remota debido a que en los contratos de Leasing existen cláusulas que las exoneran de esta responsabilidad

Deudoras		
Valores entregados en operaciones repo y simultaneas	$ 517,771.0	167,668.2
Intereses Cartera de Créditos	79.0	53.8
Intereses de leasing financiero	3,929.7	2,910.6
Derechos en opciones	200,180.6	139,707.0
Cánones por recibir	608,671.3	645,425.7
Opciones de compra por recibir	26,007.2	25,548.8
Exceso renta presuntiva líquida ordinaria	133,243.2	133,243.2
Otras contingencias	47,584.7	48,021.4
	$ 1,537,466.7	1,162,578.7

Continúa

(26) Cuentas de Orden Deudoras

	Diciembre	Junio
Bienes y valores entregados en custodia	$ 618.0	917.9
Bienes y valores entregados en garantía	323,204.9	994,738.9
Valorización de bienes recibidos en Dación de pago	7,839.0	7,284.2
Remesas y otros efectos enviados al cobro	51,115.6	43,812.1
Cheques negociados impagados	5,474.0	4,697.8
Activos castigados	220,416.3	214,646.3
Títulos de inversión no colocados	57,710.0	70,210.0
Títulos de inversión amortizados bonos	218,149.0	174,521.0
Ajuste por inflación activos	214,954.2	218,371.0
Distribución capital suscrito y pagado	1,701.6	1,683.4
Cuentas por cobrar dividendos decretados en títulos participativos	98.2	98.2
Dividendos en Especie Revalorización del Patrimonio	10,538.3	-
Propiedades y equipos totalmente depreciados	22,097.2	21,832.1
Valor Fiscal de los Activos	4,075,618.6	4,075,618.6
Inversiones negociables en títulos de deuda	250,388.1	268,944.8
Inversiones para mantener hasta el vencimiento	46,236.7	43,194.2
Inversiones disponibles para la venta	583,409.3	186,979.3
Operaciones Recíprocas activas	162,964.7	147,475.6
Otras cuentas de orden deudoras	1,206,677.4	3,980,657.4
	$ 7,459,211.1	10,455,682.8

(27) Cuentas de Orden Acreedoras

	Diciembre	Junio
Bienes y valores recibidos en custodia	$ 106,226.1	116,323.6
Bienes y valores recibidos en garantía para futuros créditos	108,112.3	121,530.5
Garantías pendientes de cancelar	39,736.5	55,823.4
Bienes y valores recibidos en garantía admisible	86,965.6	77,723.4
Bienes y valores recibidos en otras garantías	2,444.9	2,444.9
Cobranzas recibidas	1,677.5	1,437.8
Ajustes por inflación al patrimonio	496,400.3	487,496.6
Capitalización por revalorización del patrimonio	340,226.7	328,684.0
Rendimientos inversiones negociables renta fija	92,542.6	27,617.8
Dividendos decretados en inversiones neg. en títulos participativos	392.7	196.4
Valor fiscal de Patrimonio	1,864,366.9	1,864,366.9
Calificación operaciones de leasing	507,190.9	544,092.3
Calificación contratos leasing	2,308.7	2,481.3
Calificación créditos de consumo	1,991.1	2,409.5
Calificación créditos de consumo otras garantías	11.1	11.1
Calificación de cartera comercial garantía idónea	14,790.1	17,563.5
Calificación de cartera comercial otras garantías	9,645.6	13,645.8
Operaciones recíprocas	88,597.5	63,610.4
Otras cuentas de orden acreedoras	170,384.2	3,073,054.3
	$ 3,934,011.3	6,800,513.5

(28) Operaciones con Partes Relacionadas

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

Continúa

a. Operaciones con Accionistas

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

a. Operaciones con Accionistas

	Diciembre	Junio
Disponible		
Banco de Bogotá S.A.	$23,608.1	$ 12,240.6
Banco de Occidente S.A.	11,924.3	19,562.9
Inversiones		
Banco de Occidente S.A.	5,575.7	6,233.7
Cuentas por Cobrar		
Banco de Occidente S.A.	146.0	118.3
Depósitos y Exigibilidades		
Banco de Occidente S.A.	6,702.3	-
Cuentas por Pagar		
Banco de Bogotá S.A.	15,994.4	13.124.5
Banco de Occidente S.A.	5,710.0	4,685.5
Ingresos Operacionales		
Banco de Bogotá S.A.	88.3	96.7
Banco de Occidente S.A.	788.9	488.5
Gastos Operacionales		
Banco de Bogotá S.A.	9.9	9.9
Banco de Occidente S.A.	144.8	211.5
Cuentas de Orden Deudoras		
Banco de Bogotá S.A.	23,618.0	12,250.5
Banco de Occidente S.A.	17,790.8	26,126.4
Cuentas de Orden Acreedoras		
Banco de Bogotá S.A.	16,082.7	13,221.2
Banco de Occidente S.A.	13,201.3	5,174.0

b. Operaciones con Compañías Vinculadas

La información relacionada con Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana

Continúa

S.A., Organización Pajonales S.A., Hoteles Estelar S.A., Lloreda S.A., Valora S.A., Proyectos de Infraestructura S.A., Estudios, Proyectos e Inversiones de los Andes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A, Industrias Lehner S.A. y Pizano S.A. en reestructuración, aquí incluida es informativa debido a que estas cifras se eliminan en el proceso de consolidación.

		Diciembre	Junio
Disponible Depósitos de Ahorros			
	Colombiana de Licitaciones y Concesiones Ltda.	561.3	-
	Estudios, Proyectos e Inversiones de los Andes S.A.	786.7	-
	Valora S.A.	2.3	-
Inversiones			
	Banco Av Villas S.A.	202.9	240.3
	Banco Corficolombiana S.A. (Panamá)	13,504.1	11,574.2
	Casa de Bolsa Corficolombiana S.A.	10,557.8	10,557.8
	Colombiana de Licitaciones y Concesiones Ltda.	39.876.3	20,437.2
	Concesionaria Vial de los Andes S.A.	6,518.9	92.8
	Estudios, Proyectos e Inversiones de los Andes S.A.	86,198.2	40,980.3
	Fiduciaria Corficolombiana S.A.	19,659.0	19,659.0
	Fiduciaria de Occidente S.A.	1,762.9	1,762.9
	Hoteles Estelar S.A.	45,701.1	43,697.2
	Industrias Lehner S.A.	13,348.6	12,652.9
	Inversora en Aeropuertos S.A.	5.0	-
	Leasing Corficolombiana S.A.	56,237.2	40,916.2
	Leasing de Occidente S.A.	76,414.6	79,012.2
	Lloreda S.A.	-	131,324.0
	Mavalle S.A.	257.3	257.3
	Organización Pajonales S.A.	38,652.9	33,758.9
	Pizano S.A. en reestructuración	30,970.7	27,591.9
	Plantaciones Unipalma de los Llanos S.A.	17,231.2	13,604.0
	Promotora y Comercializadora Turística Santamar S.A.	10,150.5	10,112.5
	Proyectos de Infraestructura S.A.	68,375.9	68,375.9
	Tejidos Sintéticos de Colombia S.A.	16,677.6	15,688.9
	Valle Bursátiles S.A.	-	31.2
	Valora S.A.	35,529.6	19,247.9
	Valores de Occidente S.A.	2,257.4	2,257.4
Provisión Inversiones			
	Banco Av Villas S.A.	23.6	30.0
	Lloreda S.A.	-	98,751.6
	Pizano S.A. en reestructuración	-	2,537.7
	Promotora y Comercializadora Turística Santamar S.A.	3,275.4	3,237.4
Cartera de Créditos			
	Hoteles Estelar S.A.	462.7	-
	Valora S.A.	40.5	-
Cuentas por Cobrar			
	Banco Corficolombiana (Panamá)	0.3	-
	Casa de Bolsa Corficolombiana S.A.	131.2	25.7
	Colombiana de Licitaciones y Concesiones Ltda.	486.2	-
	Estudios, Proyectos e Inversiones de los Andes S.A.	12,839.9	-
	Fiduciaria Corficolombiana S.A.	46.9	124.0
	Fiduciaria de Occidente S.A.	166.3	185.1
	Hoteles Estelar S.A.	913.5	1,302.7
	Industrias Lehner S.A.	13.1	-
	Leasing Corficolombiana S.A.	117.0	174.4
	Lloreda S.A.	-	97.7

Continúa

		Diciembre	Junio
	Plantaciones Unipalma de los Llanos S.A.	13.2	-
	Proyectos de Infraestructura S.A.	-	0.4
	Valora S.A.	0.1	798.6
Valorizaciones			
	Banco Corficolombiana S.A. (Panamá)	-	134.4
	Colombiana de Licitaciones y Concesiones Ltda.	11,213.9	10,220.7
	Concesionaria Vial de los Andes S.A.	151.2	129.0
	Estudios, Proyectos e Inversiones de los Andes S.A.	40,177.1	48,605.6
	Fiduciaria Corficolombiana S.A.	10,307.7	8,982.7
	Fiduciaria de Occidente S.A.	1,160.3	909.9
	Hoteles Estelar S.A.	83,653.9	81,459.5
	Leasing Corficolombiana S.A.	5,842.8	16,552.0
	Leasing de Occidente S.A.	19,850.6	16,844.9
	Mavalle S.A.	41.2	16.1
	Organización Pajonales S.A.	66,554.1	48,676.4
	Pizano S.A. en reestructuración	27,693.5	-
	Plantaciones Unipalma de los Llanos S.A.	15,799.0	18,327.0
	Proyectos de Infraestructura S.A.	35,895.5	31,904.6
	Tejidos Sintéticos de Colombia S.A.	4,461.2	4,460.6
	Valle Bursátiles S.A.	7.7	7.8
	Valora S.A.	593.5	6,736.3
Desvalorizaciones			
	Banco Corficolombiana (Panamá)	6,695.0	-
	Casa de Bolsa Corficolombiana	1,885.2	565.2
	Industrias Lehner S.A.	1,234.2	726.2
	Lloreda S.A.	-	32,572.4
	Valora S.A.	1,459.7	-
	Valores de Occidente S.A.	832.8	785.1
Depósitos y Exigibilidades			
	Casa de Bolsa Corficolombiana S.A.	1,088.8	983.0
	Colombiana de Licitaciones y Concesiones Ltda.	17,799.5	16,266.7
	Estudios, Proyectos e Inversiones de los Andes S.A.	30,968.6	15,596.1
	Leasing Corficolombiana S.A.	210.8	3,628.9
	Leasing de Occidente S.A.	24,576.8	13,057.3
	Plantaciones Unipalma de los Llanos S.A.	564.1	564.1
	Proyectos de Infraestructura S.A.	-	1.9
	Valora S.A.	2.3	2.3
Fondos Interbancarios			
	Leasing Corficolombiana S.A.	11,138.0	-
	Colombiana de Licitaciones y Concesiones Ltda.	20.0	-
	Estudios, Proyectos e Inversiones de los Andes S.A.	12,420.0	-
	Pizano S.A. en reestructuración	18.9	-
Creditos de Bancos y Otras Obligaciones Financieras			
	Hoteles Estelar S.A.	466.4	-
	Proyectos de Infraestructura S.A.	1,247.8	-
	Valora S.A.	40.5	-
Cuentas por Pagar			
	Banco PopularS.A.	2,351.7	1,930.4
	Colombiana de Licitaciones y Concesiones Ltda.	448.3	467.1
	Estudios, Proyectos e Inversiones de los Andes s.a.	12,839.9	252.0
	Fiduciaria Bogotá S.A.	-	45.1
	Fiduciaria Corficolombiana S.A.	-	43.3
	Hoteles Estelar S.A.	909.8	13.8

Continúa

CORPORACIÓN FINANCIERA COLOMBIANA S. A. Y SUBORDINADAS
Notas a los estados financieros consolidados al
31 de diciembre y 30 de junio de 2008

	Diciembre	Junio
Industrias Lehner S.A.	13.1	0.6
Leasing de Occidente S.A.	17.0	24.5
Plantaciones Unipalma de los Llanos S.A.	13.2	3.5
Promotora y Comercializadora Turística Santamar S.A.	145.7	-
Proyectos de Infraestructura S.A.	117.0	0.8
Seguros de Vida Alfa S.A.	4.8	4.0
Valora S.A.		
Títulos de Inversión en Circulación		
Estudios, Proyectos e Inversiones de los Andes s.a.	6,228.0	-
Promotora y Comercializadora Turística Santamar S.A.	485.0	-
Ingresos Operacionales		
Banco Av Villas	5.2	-
Banco Corficolombiana S.A. (Panamá)	-	299.2
Casa de Bolsa Corficolombiana S.A.	246.3	3,367.1
Colombiana de Licitaciones y Concesiones Ltda.	2,803.5	2,251.9
Concesionaria Vial de los Andes S.A.	386.3	51.3
Estudios, Proyectos e Inversiones de los Andes s.a.	27,289.8	11,300.3
Fiduciaria Corficolombiana S.A.	4,326.7	3,539.9
Fiduciaria de Occidente S.A.	332.7	277.7
Hoteles Estelar S.A.	3,912.7	2,542.0
Industrias Lehner S.A.	91.8	-
Leasing Bogotá S.A.	19.3	56.5
Leasing Corficolombiana S.A.	17,796.6	5,954.5
Leasing de Occidente S.A.	11,478.2	12,453.1
Lloreda S.A.	-	90.0
Organización Pajonales S.A.	2,697.4	-
Plantaciones Unipalma de los Llanos S.A.	3,101.5	1,347.2
Promotora y Comercializadora Turística Santamar S.A.	14.8	-
Proyectos de Infraestructura S.A.	18,187.1	15,636.5
Tejidos Sintéticos de Colombia S.A.	97.5	-
Valora S.A.	11,492.9	-
Ingresos No Operacionales		
Banco Corficolombiana S.A. (Panamá)	20.9	21.4
Casa de Bolsa Corficolombiana S.A.	11.2	15.9
Estudios Proyectos e Inversiones de los Andes S.A.	24.6	24.6
Fiduciaria Corficolombiana S.A.	89.0	66.5
Hoteles Estelar S.A.	29.6	29.8
Leasing Corficolombiana S.A.	149.5	117.6
Lloreda S.A.	-	3.2
Pizano S.A. en restructuración	2,537.3	-
Seguros de Vida Alfa S.A.	1.5	2.2
Tejidos Sintéticos de Colombia S.A.	54.0	-
Valora S.A.	-	70.0
Gastos Operacionales		
A Toda Hora S.A.	20.3	20.9
Casa de Bolsa Corficolombiana S.A.	30.5	449.4
Colombiana de Licitaciones y Concesiones Ltda.	998.6	841.2
Estudios, Proyectos e Inversiones de los Andes S.A.	2,684.9	604.8
Fiduciaria Bogotá S.A.	13.8	230.4
Fiduciaria Corficolombiana S.A.	807.2	372.0
Hoteles Estelar S.A.	193.9	107.3
Industrias Lehner S.A.	91.8	-
Leasing Corficolombiana S.A.	827.6	860.1
Leasing de Occidente S.A.	1,529.1	842.3

Continúa

	Diciembre	Junio
Organización Pajonales S.A.	40.7	-
Pizano S.A. en restructuración	17.5	-
Plantaciones Unipalma de los Llanos S.A.	38.5	26.0
Promotora y Comercializadora Turistica Santamar S.A.	56.8	28.2
Proyectos de Infraestructura S.A.	516.1	3.1
Seguros Alfa S.A.	37.9	33.0
Seguros de Vida Alfa S.A.	31.0	33.0
Tejidos Sintéticos de Colombia S.A.	13.3	-
Valora S.A.	14.6	1.0
Gastos No Operacionales		
Hoteles Estelar S.A.	64.2	-
Proyectos de Infraestructura S.A.	798.3	-
Valora S.A.	47.5	-
Cuentas de Orden Deudoras		
A. T. H. A Toda Hora S.A.	20.3	20.9
Banco AvVillas	179.3	210.4
Banco Corfivalle Panamá	6,688.7	11,709.0
Casa de Bolsa Corficolombiana S.A.	8,834.3	10,467.7
Colombiana de Licitaciones y Concesiones Ltda.	4,866.0	3,021.1
Concesionaria Vial de los Andes S.A.	107.6	51.3
Estudios, Proyectos e Inversiones de los Andes S.A:	35,966.4	13,561.2
Fiduciaria Bogotá S.A.	13.8	230.4
Fiduciaria Corficolombiana S.A.	30,820.8	29,115.2
Fiduciaria de Occidente S.A.	3,089.6	2,858.0
Hoteles Estelar S.A.	20,769.6	17,021.3
Leasing Corficolombiana S.A.	63,381.2	58,502.7
Leasing de Occidente S.A.	105,336.4	96,835.4
Lloreda S.A.	-	19,049.3
Organización Pajonales S.A.	8,792.8	6,196.8
PIzano S.A. en restructuración	1,836.0	1,836.0
Plantaciones Unipalma de los Llanos S.A.	5,279.0	2,216.1
Promotora y Comercializadora Turística Santamar S.A.	80.8	80.8
Proyectos de Infraestructura S.A.	35,585.4	17,933.6
Seguros Alfa S.A.	342.3	33.0
Seguros de Vida alfa S.A.	31.0	33.0
Tejidos Sintéticos de Colombia S.A.	1,432.1	1,432.9
Valle Bursátiles S.A.	-	1.7
Valora S.A.	14,712.5	-
Valores de Occidente S.A.	1,424.7	-
Cuentas de Orden Acreedoras		
Banco AvVillas	969.1	23.1
Banco Corficolombiana Panamá	6,674.2	454.9
Banco Popular S.A.	2,351.7	1,930.4
Casa de Bolsa Corficolombiana S.A.	538.8	3,800.9
Concesionaria Vial de los Andes S.A.	335.1	3.000.0
Fiduciaria Bogotá S.A.	-	45.1
Fiduciaria Corficolombiana S.A.	14,723.4	12,631.9
Fiduciaria de Occidente S.A.	1,493.0	1,187.6
Leasing Bogotá S.A.	19.3	-
Leasing Corficolombiana S.A.	35,137.7	37,359.6
Leasing de Occidente S.A.	55,922.6	42,379.8
Promotora y Comercializadora Turística Santamar S.A.	35.5	15,8
Seguros Alfa	1.5	-

Continúa

	Diciembre	Junio
Seguros de Vida Alfa S.A.	4.8	6.2
Tejidos Sintéticos de Colombia S.A.	-	90.7
Valores de Occidente S.A.	832.8	785.1

(c) Operaciones Celebradas con Miembros de la Junta Directiva y Representantes Legales

	Diciembre	
	Junta Directiva	Representantes Legales
Activos	-	45.5
Pasivos	259.6	4.0
Ingresos	-	3.3
Gastos	48.3	2.3

	Junio	
	Junta Directiva	Representantes Legales
Activos	$ -	$ 84.0
Pasivos	241.9	24.0
Ingresos	-	4.1
Gastos	117.2	7.3

(d) Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 31 de 2008 $69,278.5

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
6.72%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward	Compra	252,194.6	256,726.8

(e) Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a junio 30 de 2008 $67,253.5

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
2.74%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS HORIZONTE	Forward	Compra	134,611.4	123,019.9
			Forward	Venta	108,281.6	115,381.2
					242,893.0	**238,401.1**
2.93%	800,224,808	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	Forward	Compra	67,305.7	60,217.6
0.06%	830,038,885	VALOREM S.A.	Forward	Compra	310,671,9	273,697.3
0.00%	860,007,660	BANCO DE CREDITO	Forward	Venta	85,208.0	89,420.4

Continúa

(29) Ingresos Operacionales – otros

	Diciembre	Junio
Reintegro provisión cuentas por cobrar	$ 4,454.9	1,648.8
Reintegro provisión cartera de créditos	333.9	167.8
Reintegro provisión de operaciones de leasing financiero	5,836.6	5,186.7
Reintegro provisión de operaciones de leasing operativo	12.1	4.5
Componente financiero de leasing financiero	42,214.1	43,299.2
Consorcios o uniones temporales	3,892.2	1,175.1
Cánones de arrendamiento de leasing operativo	540.2	283.2
Utilidad en venta de activos en leasing	-	3.3
Sanciones por incumplimientos en contratos	1,352.2	1,079.6
Utilidad en posiciones en corto en operaciones repo abierto	9,066.9	5,257.6
Agricultura y Ganadería	16,737.8	6,297.5
Comercio al por mayor	12,060.8	10,111.2
Construcciones	54,739.5	53,996.2
Hoteles y restaurantes	66,094.9	61,630.8
Industrias manufactureras	165,774.9	236,669.2
Peajes	61,625.0	60,889.9
Pesca	861.5	1,068.2
Transporte y almacenamiento	26.7	11.7
Misceláneos	157.2	605.5
	$ 445,781.4	489,386.0

(30) Gastos Operacionales – otros

	Diciembre	Junio
Pérdida en Posiciones en corto de Operaciones Repo	$ 14,105.2	4,813.4
Honorarios	4,588.9	5,946.7
Impuestos	13,341.5	22,799.0
Arrendamientos	5,480.2	5,617.8
Contribuciones y afiliaciones	2,406.9	2,120.4
Seguros	4,494.3	4,452.4
Mantenimiento y reparaciones	14,359.0	15,137.9
Adecuaciones e instalaciones oficinas	1,193.3	1,119.5
Servicios de aseo y vigilancia	2,229.2	2,885.3
Servicios temporales	3,801.1	4,427.4
Publicidad y propaganda	3,579.7	9,429.3
Relaciones públicas	395.1	392.4
Servicios públicos	12,703.4	11,411.3
Procesamiento electrónico de datos	76.1	72.3
Gastos de viaje	1,333.3	1,313.5
Transportes	8,580.5	8,703.2
Útiles y papelería	891.1	1,041.8
Consorcios o uniones temporales	117.7	88.8
Donaciones	331.2	182.2
Costo de Venta de Bienes realizables	156,908.5	172,258.0
Servicios médicos y salud ocupacional	6.1	12.3
Bienestar Social	55.8	22.5
Suscripciones y avisos	17.0	687.3
Portes de Correo	45.0	54.6
Administración de edificios	266.7	254.2

Continúa

	Diciembre	Junio
Casino, Restaurante ó Cafetería	441.3	416.7
Pérdida en Liquidación de Inversiones	-	2.0
Atención al Personal	47.6	52.7
Pólvora y similares	8.6	8.6
Música Ambiental	170.9	88.2
Combustible y Lubricantes	327.4	331.2
Envases y empaques	66.7	74.1
Asistencia técnica	97.6	110.2
Gastos Legales	419.0	219.3
Microfilmación y empaste	58.6	79.7
Servicios de mensajería	283.9	278.6
Servicios conexión y transformación datos Swiff	508.7	327.6
Canales de comunicación transmisión	441.5	393.5
IVA deducible prorrateo	8.4	14.5
Capacitación y Seminarios	1.6	-
Misceláneos	11,263.4	12,787.9
	$ 265,452.0	290,428.3

(31) Otras Provisiones

	Diciembre	Junio
Disponible	$ 0.1	69.9
Bienes realizables y recibidos en pago	1,509.1	318.5
Otros activos	1,500.0	127.2
Otras	1,336.0	-
	$ 4,345.2	515.6

(32) Ingresos no Operacionales

	Diciembre	Junio
Utilidad en venta de bienes recibidos en pago	$ 256.5	3,118.4
Utilidad en venta de propiedades y equipos	6,540.3	4,901.3
Arrendamientos	3,808.7	9,191.4
Recuperaciones :		
Bienes Castigados	701.2	1,076.7
Reintegros de provisión:		
Propiedades y equipos	0.6	6.0
Bienes recibidos en pago	1,104.0	34.5
Inversiones (1)	6,279.8	8,997.1
Otras provisiones	83.1	1,173.5
Otros activos	-	0.6
Otras recuperaciones	3,803.2	5,902.7
Por Siniestros	-	42.7
Diversos:		
Ingresos bienes recibidos en pago	121.4	133.9
Consorcios y uniones temporales	-	25.6
Otros (2)	6,894.6	27,236.4
	$ 29,593.4	61,840.8

Continúa

(1) Al 31 de diciembre este rubro comprendía: Fibratolima en liquidación $1,347.3, Pizano S.A. $2,537.3., Bono Emcali $2,347.3. Al 30 de junio de 2008 este rubro comprendia entre otros valores: Aerocali por $3,356.8, Compañía de Aguas de Colombia por $827.7, Bonos Emcali por $4,669.9.

(2) Al 31 de diciembre de 2008, este rubro comprendía entre otros valores: Causación del Patrimonio B Fidubogota Patrimonio Autonomos $1,987.3, Socimer Internacional Bank limites in liquitadion $1,460.0. Al 30 de junio de 2008 este rubro comprendía entre otros valores: Causación del patrimonio B Fidubogota Patrimonio Autonomos $23,383.4..

(33) Relación Activos Ponderados por Nivel de Riesgo - Patrimonio Técnico

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias financieras.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera de Colombia a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 31 de diciembre y 30 de junio de 2008 la relación de solvencia lograda por la Corporación y sus filiales financieras fue de cuarenta y cinco punto veintidós por ciento (45.22%) y cuarenta y dos punto treinta y nueve por ciento (42.39%), respectivamente.

(34) Contingencias

Con relación a la existencia de tres supuestos CDT de la Corporación Financiera del Valle S. A. con números 159743, 159744 y 159745, fechados el 17 de febrero de 1989, por valor de 58'5 cada uno, se informa:

1. Que tales títulos no aparecen registrados en la contabilidad de la Corporación y

2. Que en relación con hechos relacionados con los mismos, la Sala Penal de la Corte Suprema de Justicia no se pronunció sobre su existencia y validez. Así lo reconoció la Sala de Casación Penal en sentencia de tutela del 26 de febrero de 2008, confirmada posteriormente por la Sala de Casación Civil de la Corte Suprema de Justicia mediante sentencia del 7 de abril del mismo año, al manifestar que "*(...)el debate judicial no giró en torno a la temática de la Validez u oponibilidad de los títulos valores sobre los cuales recayó la actividad delictiva que ahí se juzgó (...)*"

De otra parte la filial Leasing Corficolombiana S.A., al 31 de diciembre de 2008 tiene contingencia por Responsabilidad Civil por $25,290.5 y al 30 de junio de 2008 por $ 21,786.4, y la probabilidad de ocurrencia es remota.

(35) Gestión de Activos y Pasivos

De acuerdo con la Resolución 001 del 2 de enero de 1996 y la Circular Externa No. 024 de marzo de 1996, de la Superintendencia Financiera, en las cuales se definen los criterios y procedimientos mediante los cuales los establecimientos de crédito deben identificar, medir, evaluar y controlar su exposición a los riesgos de liquidez, tasa de interés y tasa de cambio, se presenta el estudio sobre los niveles de exposición de la Corporación.

A continuación se presentan las principales cuentas que afectan el GAP de liquidez de la Corporación (Matriz) en una maduración correspondiente a 12 meses:

Continúa

	Junio	Diciembre
Disponible	$ 46,621.0	$ 122,323.0
Fondos Interbancarios	85,429.0	168,027.0
Inversiones Negociables	425,758.0	393,267.0
Inversiones No Negociables	651,902.0	653,779.0
Cuentas Por Cobrar	21,274.0	24,011.0
Derivados	(10,804.0)	(11,963.0)
Otros Activos	2,040.0	15,536.0
Total Posiciones Activas	$ 1,222,220.0	$ 1,365,107.0
Cdt's	596,944.0	572,856.0
Depósitos De Ahorro	51,997.0	73,603.0
Otros	47,251.0	5,128.0
Fondos Interbancarios	290,375.0	348,285.0
Cuentas Por Pagar	61,071.0	68,656.0
Otros Pasivos	2,410.0	2,661.0
Pasivos Estimados Y Prov.	101.0	4,845.0
Total Posiciones Pasivas	1,050,150.0	1,075,993.0

Durante el año 2008, la gestión del riesgo de liquidez se fundamentó en el cumplimiento de la Circular Externa 016 de 2008, la cual modifica el capitulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). Corficolombiana diseñó un cronograma de trabajo para ajustarse a la nueva normatividad. Se realizaron pruebas satisfactorias en los aplicativos para que a partir de enero de 2009 se reportara el Indicador de Riesgo de Liquidez (IRL) a la Superintendencia Financiera.

La Corporación de acuerdo con la regulación vigente calcula el riesgo de mercado con base en el modelo estándar establecido por la Superintendencia Financiera en la Circular Externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera Circular Externa 100 de 1995).

Metodología según circular externa 009 de 2007		
Riesgo por Módulos		
1- Tasa de Interés	31,461	38,135
2- Tasa de Cambio	1,247	3,509
3- Precio de Acciones	8,134	6,878
4- Carteras Colectivas	2,068	1,141
VeR Agregado	42,910	49,663

(36) Gobierno Corporativo (No auditado)

La Corporación Financiera Colombiana S.A., conservando su política de tener permanentemente actualizada la normatividad de buen gobierno corporativo, tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

Junta Directiva y Alta Gerencia: La Alta Gerencia y la Junta Directiva determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de

otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Políticas y División de Funciones:
Las políticas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo crédito, mercado, líquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que encuentra bajo la Vicepresidencia Ejecutiva.

Reportes a la Junta Directiva: La Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción detallada de las operaciones realizadas por la mesa de dinero los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el departamento de riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura Tecnológica: La Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

Metodología para la Medición de Riesgo: La Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, gestión de activos, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones. Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

IDENTIFICACIÓN DE RIESGO: Se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

MEDICION DE LOS RIESGOS: Se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos

Continúa

los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

ASIGNACIÓN DE LÍMITES: Se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o contraparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

MEDICION Y CONTROL DE LIMITES: Se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

GENERACIÓN DE INFORMES: Se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional: La Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.
En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes vicepresidencias de la Corporación como sigue:

Responsabilidad	**Area**	**Reporta a**:
Negociación	Vicepresidencia Tesorería	Presidencia
	Vicepresidencia Comercial	Presidencia
	Vicepresidencia Banca de Inversión	Presidencia
	Vicepresidencia Portafolios de Inversión	Presidencia
	Vicepresidencia Inversiones	Presidencia
Control	Gerencia Riesgo	Vicepresidencia Ejecutiva
	Gerencia Riesgo Crediticio	VicepresidenciaEjecutiva
Contabilización	Gerencia Operaciones de Tesorería	Vicepresidencia Operaciones
	Gerencia Operaciones de Apoyo	VicepresidenciaOperaciones

Continúa

(37) Revelación de Riesgos (No auditado)

Objetivos

Las actividades de tesorería de la Corporación se realizan dentro de un marco de límites y políticas establecidas por la Junta Directiva y monitoreadas y controladas por la Gerencia de Riesgo. Las decisiones se toman dentro de dicho marco a partir del permanente y continuo seguimiento a las variables económicas de carácter interno y externo. Todo con el objetivo de maximizar la relación riesgo/retorno de los portafolios administrados, optimizar el retorno de la relación comercial con los clientes de la Corporación y capturar las oportunidades que se detecten en los diferentes mercados en los que interviene:

- Deuda Publica Interna (en calidad de Creador de Mercado)
- Deuda Privada
- Divisas
- Instrumentos derivados moneda local
- Instrumentos derivados en moneda extranjera

Filosofía en la Toma de Riesgos

Para asegurarse que las actividades de tesorería se acoplen a los objetivos y estrategias de la Corporación, la Junta Directiva ejerce un permanente monitoreo del perfil de riesgo. Realizando seguimiento a las posiciones de tesorería, a los límites de Riesgo de Mercado, Riesgo de Crédito, Riesgo de Liquidez y Riesgo Operacional.

La filosofía de asunción de riesgos es consistente con las políticas generales de la gestión de activos y pasivos y considera aspectos como análisis económicos, análisis técnico, análisis fundamental y el efecto de cambios del entorno en el libro bancario y en el libro de tesorería.

EVALUACIÓN:

El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

I. Riesgo de Mercado

1. Posición Portafolio Pesos

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

Límites del portafolio de inversiones disponible para la venta: Se limita el valor nominal de la posición en títulos de deuda pública y privada, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Continúa

Límites del portafolio de Inversiones hasta el vencimiento: Se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

2. Posición Portafolio Dólares

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda pública (TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

Límites posición en divisas: Se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

3. Límites de Pérdidas

PyG diario: es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

VeR (valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

MAT (management action trigger): Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR

Límite: MAT = VeR

Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

II. Riesgo de Liquidez

Para el riesgo de liquidez se utiliza como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes.

Por otra parte se continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se

 Continúa

encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

III. Riesgo de Crédito

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología Camel en la Gerencia de Riesgo.

1. Categorías de Riesgo de Contraparte

Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1

Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

Categoría 2

Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

Plazo Remanente	Renta Fija	Tipo de Cambio
Hasta 3 meses	5.2%	10.6%
De 3 a 6 meses	7.4%	15.0%
Mayor a 6 meses	10.8%	21.2%

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

Categoría 3

Riesgo spot

Ejemplos: Compra - venta títulos, y divisas free delivery.

Riesgo over night.

Categoria 4
Categoría DVP o compensada

Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar.

IV. Riesgo Operacional

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2008 fueron:

- Se definió metodología para la fase de monitoreo, con la cual se construyó inventario de indicadores de seguimiento que tendrán medición a partir de julio de 2008.
- Se implementó herramienta de capacitación virtual, la cual permitió capacitar al 95% de los funcionarios de la entidad en temas relacionados con riesgo operacional.
- Con relación a la base de datos de riesgo operacional, a Diciembre 31 la base de datos contaba con 201 registros con la siguiente distribución:

Tipo de evento	# de registros
Fallas en los procesos	27
Fallas en los sistemas	1

Proceso	# de registros
Misionales	0
Apoyo	28

Tipo de pérdida	# de registros
Tipo A	2
Tipo B	25
Tipo C	1

Continúa

Los 27 eventos registrados tipo A, suman $94.8 millones.

- Con relación al Plan de Continuidad de Negocio, en el segundo semestre se realizó la segunda prueba de aplicativos internos, externos y se probaron los protocolos de contingencia con el Banco de la República, Deceval y Bolsa de Valores de Colombia.

ADMINISTRACIÓN:

Junta Directiva: La Junta Directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La junta directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

Comité de ALCO: Las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

Comité de Crédito: La principal función es la de establecer y recomendar a la Junta Directiva los cupos de crédito y contraparte de los clientes de la Tesorería.

Comité Riesgo Operacional: Las principales funciones son las de presentar para aprobación de la Junta Directiva y la alta gerencia las políticas y normas de gestión del riesgo operacional y realizar el seguimiento y control de las mismas. Diseñar la estrategia de gestión de riesgo operacional de la Corporación y liderar su ejecución. Establecer los procedimientos y mecanismos, aprobando las metodologías y los sistemas de una adecuada gestión y administración del riesgo operacional. Conocer y comprender los riesgos operacionales que asume la Corporación, evaluando permanente la exposición al riesgo. Participar en la evaluación de la participación en nuevos mercados y la negociación de nuevos productos. Desarrollar estrategias para la construcción de una cultura organizacional de gestión de riesgos operacional dentro de la Corporación. Evaluar los planes de contingencia y de continuidad del negocio y establecer los recursos necesarios para su oportuna ejecución.

Vicepresidencia Ejecutiva: El Vicepresidente Ejecutivo, reporta a la Presidencia y sus principales funciones, entre otras, son las de establecer y recomendar a la Junta Directiva las políticas, objetivos,

Continúa

límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cupos y límites de portafolio, emisor y contraparte establecidos por la Junta Directiva.

Gerente de Riesgo: El Gerente de Riesgo reporta a la Vicepresidencia Ejecutiva y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un auxiliar, que se encargan de desarrollar el Sistema de Administración de Riesgo Operacional (SARO) al interior de la Corporación y filiales financieras.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Gerente de Riesgo Crediticio: El Gerente de Riesgo Crediticio reporta a la Vicepresidencia Ejecutiva y sus principales funciones son los de diseñar e implementar los modelos financieros para el análisis de crédito y cupos de contraparte para entidades del sector no financiero, Igualmente, recomendar el análisis de crédito y cupo de contraparte y finalmente, presentar los cupos solicitados a las instancias respectivas. La labor del Gerente de Riesgo Crediticio es apoyada por un Director de Crédito.

MEDICIÓN:

Durante el 2008 la tesoreria de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $42,521. La relación ingreso / riesgo tomando el VeR promedio de 2008 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR por modulo de riesgo se presenta a continuación:

VALOR EN RIESGO POR MODULOS	VeR
TASAS DE INTERSES	$ 31,461
TASAS DE CAMBIO	1,247
PRECIO DE ACCIONES	8,134
CARTERA COLECTIVAS	2,068
VALOR EN RIESGO TOTAL	$ 42,910

La Corporación define la posición en cada activo financiero como el inventario del portafolio más los compromisos de compra – los compromisos de venta.

1. Posición Portafolio Pesos (cifras en millones)

Portafolio de inversiones negociables: La posición al cierre de 31 de diciembre de 2008 fue de $168,608

Posición neta portafolio negociable: portafolio negociable mas forwards de compra menos forwards de venta $168,608

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Portafolio de inversiones disponible para la venta: Al cierre de diciembre 31 de 2008 esta posición es de $550,986

Portafolio de Inversiones hasta el vencimiento: A diciembre 31 de 2008 la posición fue de $93,500

Swaps de tasa de interés: Al cierre de diciembre de 2008 la posición en el portafolio de swaps equivale a $5,667

Opciones sobre títulos renta fija: Al cierre de diciembre de 2008 la posición en el portafolio de opciones sobre títulos renta fija equivale a -$61

2. Posición Portafolio Dólares

Portafolio de inversiones negociables: Al cierre de diciembre 31 de 2008 la posición es de $154,823

Posición neta portafolio negociable: portafolio negociable mas forwards de compra menos forwards de venta $154,823

Portafolio de inversiones disponible para la venta: Al cierre de diciembre 31 de 2008 esta posición es de $91,296

Portafolio de Inversiones hasta el vencimiento: A diciembre 31 de 2008 la posición fue de $0

Posición en divisas: Al cierre de diciembre 31 de 2008 la posición de riesgo en TRM equivale a US$ 11, 649,872

Forwards de divisas: Al cierre de diciembre 31 de 2008 el valor del portafolio de forwards de divisas equivale a $-22,256

Contratos de Futuros OPCF: Al cierre de diciembre 31 de 2008 el valor del portafolio de futuros de divisas equivale a $492

Opciones de Divisas: Al cierre de diciembre 31 de 2008 la posición en el portafolio de opciones de divisas equivale a $-256

El 2 de Octubre de 2008 se informo a la Superintendencia Financiera de Colombia, la decisión de valorar todo el portafolio de Forward Peso-Dólar según con lo dispuesto en la CE 025 de 2008, generando una utilidad de $2.058 que se vio reflejada en los estados de resultados del mes de Octubre de 2008

3. Límites de Pérdidas

I. Riesgo de Mercado

PyG diario: El PyG 30 días al cierre de diciembre de 2008 presenta una utilidad excluyendo gastos operacionales aproximadamente de $42,521

VeR (valor en riesgo): El VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de diciembre de 2008 equivale a $ -1,815 aproximadamente frente al límite establecido por Junta Directiva de $ -7,101.0.

MAT (management action trigger): Al cierre de diciembre de 2008 el MAT asciende a $3,005 aproximadamente frente al límite determinado por Junta Directiva que asciende a $-7,101.0.

Análisis de sensibilidad (stress test):

	Pérdida Estimada en		
Portafolio ($MM)	50 PBS	100 PBS	200 PBS
Negociables Pesos	30.31	60.61	121.23
Negociables USD	190.92	381.84	763.69
Disponible para la Venta Pesos	13,365.68	26,731.35	53,462.70
Disponible para la Venta USD	5,349.84	10,699.69	21,399.38
Al Vencimiento	N.A	N.A	N.A

Valores Máximos, Mínimos y Promedio.

El portafolio de la tesorería durante el 2008 tuvo el siguiente comportamiento:

PORTAFOLIO EN PESOS	**MAXIMO**	**MINIMO**	**PROMEDIO**
Inversiones Negociables	271,144.89	72,118.87	159,590.47
Inversiones Disponibles para la Venta	784,968.34	362,178.09	582,288.89
Inversiones Hasta el Vencimiento	124,907.45	52,892.09	86,673.23
Forward Venta Títulos	65.69	310.44	61.18
PORTAFOLIO EN USD			
Inversiones Negociables	117,692.43	88,512.68	115,208.18
Inversiones Disponibles para la Venta	95,077.99	52,547.95	78,967.37
Inversiones Hasta el Vencimiento	260.63	-	26.06
Forward Compra Títulos	-9.90	-	3.18
Forward Venta Títulos	-40.73	-5,792.12	-1,460.59
DERIVADOS			
Forward Compra Títulos	29,671.55	42,858.79	24,799.71
Forward Venta Títulos	-89,028.40	-65,166.44	-29,760.97
Contratos de Futuros OPCF	46,156.85	184,872.00	88,085.97
Swap de Tasa de Interes	5,666.95	-	2,226.64
Opciones de Divisas	-174.72	-111.03	-13.82
Opciones de Títulos	-	109.54	14.19

II. Riesgo de Liquidez

Al cierre de diciembre de 2008, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 de superávit y presentaba al finalizar diciembre de 2008 un superávit de $496,802.

III. Riesgo de Crédito

Durante el año 2008, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

Continúa

CONTROL:

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office: Área encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office: Área encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Back Office: Área encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

(38) Controles de Ley

Al 31 de diciembre y 30 de junio de 2008 la Corporación y sus filiales financieras cumplieron con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

Continúa

(39) Riesgo Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la Circular Externa 22 del 19 de abril de 2007 y sus modificaciones en las Circulares Externas 61 de diciembre de 2007 y 26 de junio del 2008. En virtud de estas instrucciones la Corporación transformó el Sistema Integral de Prevención de Lavado de Activos SIPLA en el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT; fue así como la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar si los controles internos establecidos son eficaces para prevenir el riesgo.

5


Corficolombiana

NIT. 890.300.653-6

INDICADORES FINANCIEROS- RELACION DE SOLVENCIA

A diciembre 31 de 2008

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

ANÁLISIS DE INDICADORES FINANCIEROS

1. Indicadores de Calidad del Activo

Teniendo en cuenta que la Corporación no tiene operación de intermediación los indicadores analizados en este conjunto están relacionados básicamente con los bienes recibidos en pago y vemos que presentan un buen comportamiento en la medida que siguen disminuyendo, representan un bajo porcentaje del total de activos y mantienen un nivel de cobertura adecuado.

2. Indicador de Solvencia

El nivel exigido por la Superfinanciera establece como mínimo el Patrimonio Técnico de los intermediarios financieros debe corresponder al 9% del valor de los activos ponderados por su nivel de riesgo. En el caso de la Corporación cumple con los límites establecidos registrando a 31 de diciembre de 2008 un indicador de solvencia de 51.89%.

3. Indicadores de Rentabilidad y Eficiencia

Para el segundo semestre de 2008 la rentabilidad del activo fue de 6.53% y la rentabilidad del patrimonio fue de 12.12%, reflejando los buenos resultados de la Entidad.

El margen financiero bruto fue 7.43%.

En cuanto al indicador que relaciona los gastos administrativos frente a los activos promedio se ubica en 1.93% a diciembre de 208, esto es el reflejo del esfuerzo que la Corporación ha venido haciendo en política de gastos para disminuir este indicador.

4. Medidas de crecimiento anual

En el año 2008 los depósitos presentaron un incremento de 9.31%, demostrando la estabilidad de la estructura de fondeo de la Entidad.

En el mismo periodo, el patrimonio se incrementó en 8.92%, donde la cuenta de valorizaciones hizo el mayor aporte.

El rubro de inversiones presentó a diciembre de 2008 un incremento de 1.01%, durante el año la Corporación continuó la política de rotar el portafolio de renta variable en busca de mayor rentabilidad a su activo más importante.

Durante el año 2008 la Corporación Financiera Colombiana recibió la calificación AAA para su deuda a largo plazo, calificación otorgada por la firma Duff And Phelps en el mes de junio, y por la firma BRC Investor Services en el mes de noviembre. La calificación Triple A es el nivel máximo de calificación para deuda de largo plazo, lo que significa que la calidad crediticia de la entidad es muy alta y que los factores de riesgo son casi inexistentes. Adicionalmente para deuda a corto plazo la Corporación recibió las calificaciones de DP1+ y BRC1+.

CORPORACION FINANCIERA COLOMBIANA S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

	Dic-06	Jun-07	Dic-07	Jun-08	Dic-08
Balance					
Total Activos	3.241.965	3.112.424	3.400.097	3.469.099	3.430.914
Total Cartera Neta	38.081	89	-	-	-
Total Inversiones	2.391.671	2.416.534	2.679.552	2.678.410	2.706.713
Total Provisiones de Cartera	9.307	2	-	-	-
Total Depósitos	1.002.003	867.503	965.148	1.045.852	1.055.009
Total Patrimonio	1.552.251	1.511.049	1.793.219	1.894.640	1.953.101
Promedios Corrido Año					
Activos	3.996.921	2.988.379	3.007.241	3.426.461	3.444.663
Cartera Bruta	890.139	39.669	21.381	-	-
Patrimonio	1.509.022	1.509.551	1.542.187	1.820.546	1.855.265
Estado de Resultados					
Ingresos Intereses	89.043	45.032	51.486	8.604	20.453
Gastos Intereses	154.005	51.729	113.198	75.797	169.010
Margen Neto de Intereses	**(64.962)**	**(6.697)**	**(61.711)**	**(67.192)**	**(148.557)**
Ingresos Netos diferentes a Intereses	**829.207**	**124.449**	**272.416**	**171.884**	**404.510**
Valoración Inversiones	47.042	(14.127)	(2.946)	13.757	34.260
Utilidad o Pérdida venta, Dividendos Inversiones	679.171	99.103	195.033	140.619	321.142
Servicios Financieros	29.559	5.258	13.800	2.428	4.153
Utilidad o Pérdida venta, Cartera	11.334	-	-	-	-
Divisas neto	(9.115)	(25.247)	(11.000)	(15.014)	12.157
Derivados Neto	71.217	59.462	77.529	30.094	32.798
Otros	-	-	-	-	-
Margen Financiero Bruto	**764.245**	**117.752**	**210.705**	**104.691**	**255.953**
Gastos administrativos	(83.370)	(35.639)	(69.886)	(38.385)	(66.395)
Margen operacional antes de provisiones y dep. y amort.	**680.874**	**82.113**	**140.819**	**66.307**	**189.558**
Provisiones netas	13.618	7.091	35.033	10.954	17.010
Margen Operacional antes de dep. y amort.	**694.492**	**89.204**	**175.852**	**77.261**	**206.567**
Depreciaciones y Amortizaciones	(8.415)	(3.209)	(5.389)	(2.601)	(5.333)
Otros Ingresos y Egresos No Operacionales	11.812	24.308	45.679	27.102	31.126
Impuesto de Renta	(25.065)	(5.040)	(10.480)	(4.450)	(7.583)
Utilidad o Pérdida Neta	**672.825**	**105.263**	**205.662**	**97.312**	**224.778**

CORPORACION FINANCIERA COLOMBIANA S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

	Dic-06	Jun-07	Dic-07	Jun-08	Dic-08
Indicadores Calidad de Activos					
Cartera Bruta	47.388	91	-	-	-
Cartera Improductiva (CDE)	-	-	-	-	-
Cartera Vencida	-	-	-	-	-
Total Bienes recibidos en pago Brutos	54.126	36.479	30.892	26.077	25.719
Total Provisiones de Bienes recibidos en pago	(42.538)	(29.027)	(24.688)	(20.846)	(20.265)
Total Activos productivos x calificación	2.833.470	2.675.234	2.722.673	2.636.010	2.350.462
Total Pasivo con costo	1.558.593	1.512.823	1.509.765	1.481.275	1.405.653
Total Activos Improductivos x calificación	169.930	89.968	63.404	89.282	55.366
Cartera Bruta / Activo	1,46%	0,00%	0,00%	0,00%	0,00%
Cartera vigente / Cartera Bruta	100,00%	100,00%	0,00%	0,00%	0,00%
Cartera vencida / Cartera Bruta	0,00%	0,00%	0,00%	0,00%	0,00%
Cartera Calificada CDE / Cartera Bruta	0,00%	0,00%	0,00%	0,00%	0,00%
Provisiones / Cartera bruta	19,64%	2,00%	0,00%	0,00%	0,00%
Provisiones / Cartera vencida	0,00%	0,00%	0,00%	0,00%	0,00%
Provisiones CDE / Cartera calificada CDE	0,00%	0,00%	0,00%	0,00%	0,00%
Activos Productivos por calif./ Pasivo con costo	181,80%	176,84%	180,34%	177,96%	167,21%
Activos Improductivos x Cal / Activo	5,24%	2,89%	1,86%	2,57%	1,61%
Activos Improductivos x Cal / Patrimonio	10,95%	5,95%	3,54%	4,71%	2,83%
BRP Neto de provisión / Total Activo	0,36%	0,24%	0,18%	0,15%	0,16%
Indicadores de Solvencia					
Patrimonio/Activos	47,88%	48,55%	52,74%	54,61%	56,93%
Solvencia con VaR	24,32%	48,64%	51,11%	48,77%	51,89%
Indicadores de Liquidez					
Cartera Neta/Activos	1,17%	0,00%	0,00%	0,00%	0,00%
Cartera Neta/Depósitos	3,80%	0,01%	0,00%	0,00%	0,00%
Rentabilidad y Eficiencia					
Quebranto Patrimonial (Patrimonio/Capital Social + Capital Garantía)	1.008	914	1.084	1.126	1.148
ROA anualizado (Utilidad/Activo Promedio corrido año)	16,83%	7,17%	6,84%	5,76%	6,53%
ROE anualizado (Utilidad/Patrimonio Promedio corrido año)	44,59%	14,43%	13,34%	10,98%	12,12%
Activo Promedio/Ingreso Financiero	2,66	6,05	3,83	3,74	1,72
Activo / Patrimonio	2,09	2,06	1,90	1,83	1,76
Margen Financiero Bruto / Activo Promedio corrido año	19,12%	3,94%	7,01%	3,06%	7,43%
Gastos Administrativos/ Margen Financiero Bruto	10,91%	30,27%	33,17%	36,66%	25,94%
Gastos Administrativos/ Activo Promedio	2,09%	2,40%	2,32%	2,25%	1,93%
Rendimiento promedio de las colocaciones	8,31%	289,13%	289,13%	0,00%	0,00%
Gasto Interes/Activos Productivos Anualizado x calificación	5,44%	1,93%	4,16%	2,88%	7,19%
Medidas de Crecimiento Anual					
Total Activos	-34,81%	-4,00%	4,88%	11,46%	0,91%
Total Cartera Neta	-97,83%	-99,77%	-100,00%	-100,00%	N.A.
Total Inversiones	-10,06%	1,04%	12,04%	10,84%	1,01%
Total Provisiones de Cartera	-93,09%	-99,98%	-100,00%	-100,00%	N.A.
Total Depósitos	-51,93%	-13,42%	-3,68%	20,56%	9,31%
Total Patrimonio	2,17%	-2,65%	15,52%	25,39%	8,92%
Calificacion de L.P.	AA+	AA+	AA+	AAA	AAA
Calificacion de C.P.	DP1+	DP1+	DP1+	DP1+	DP1+ / BRC1+

Corficolombiana
Nit. 890.300.653-6

EL REPRESENTANTE LEGAL DE LA CORPORACION FINANCIERA COLOMBIANA S.A.

CERTIFICA:

Que con base en registros contables al 31 de diciembre de 2008, la Corporación Financiera Colombiana S. A., ha dado cumplimiento a las normas sobre concentración de crédito y riesgo e igualmente registró los siguientes parámetros de solvencia:

Relación de Solvencia	51.89 %
Patrimonio Técnico	$1.385.570.965 miles
Activos Ponderados por Nivel de Riesgo	$2.670.127.346 miles

La presente certificación se expide el 21 de enero de 2009 en Bogotá D. C., con destino a la Superintendencia Financiera de Colombia.



ALFONSO RODRIGUEZ AZUERO
Representante Legal

6


Corficolombiana

NIT. 890.300.653-6

DICTAMEN REVISOR FISCAL

A diciembre 31 de 2008



Deloitte & Touche Ltda.
Cra. 7 Nº 74 - 09
A.A. 075874
Nit. 860.005.813-4
Bogotá D.C.
Colombia

Tel. +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com.co

INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACIÓN FINANCIERA COLOMBIANA S.A.:

He auditado los balances generales de CORPORACIÓN FINANCIERA COLOMBIANA S.A. al 31 de diciembre y 30 de junio de 2008 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas, y el resumen de las principales políticas contables y otras notas explicativas.

La administración es responsable por la preparación y correcta presentación de estos estados financieros de acuerdo con las instrucciones y prácticas contables impartidas por la Superintendencia Financiera de Colombia. Esta responsabilidad incluye diseñar, implementar y mantener un sistema de control interno adecuado para la administración de riesgos y la preparación y presentación de los estados financieros, libres de errores significativos, bien sea por fraude o error; seleccionar y aplicar las políticas contables apropiadas, así como efectuar las estimaciones contables que resulten razonables en las circunstancias.

Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías. Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos de errores significativos en los estados financieros. En la evaluación del riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros, con el fin de diseñar procedimientos de auditoría que sean apropiados en las circunstancias. Una auditoría también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, fielmente tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la Corporación Financiera Colombiana S.A. al 31 de diciembre y 30 de junio de 2008, los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 31 de diciembre y 30 de junio de 2008, informo que la Compañía ha llevado su contabilidad conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, y la adopción del Sistema de Administración de Riesgos de Mercado - SARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular Externa 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Compañía ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los de terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.



NELSON GERMÁN SEGURA GARZÓN
Revisor Fiscal
Tarjeta Profesional No. 24750-T
Designado por Deloitte & Touche Ltda.

30 de enero de 2009.

Deloitte.

Deloitte & Touche Ltda.
Cra. 7 Nº 74 - 09
A.A. 075874
Nit. 860.005.813-4
Bogotá D.C.
Colombia

Tel. +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com/co

INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACIÓN FINANCIERA COLOMBIANA S.A.:

He auditado los balances generales consolidados de CORPORACIÓN FINANCIERA COLOMBIANA S.A. y subordinadas al 31 de diciembre y 30 de junio de 2008, y los correspondientes estados consolidados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas, y el resumen de las principales políticas contables y otras notas explicativas.

En la Nota 1 a los estados financieros se indican las subordinadas que consolidaron con la Corporación al 31 de diciembre y 30 de junio de 2008, así como los efectos de la consolidación. Los estados financieros de algunas subordinadas fueron revisados o auditados por otros revisores fiscales y auditores externos, cuyos informes me fueron suministrados. Por lo tanto, mi opinión sobre las cifras relativas a tales subordinadas incluidas en los estados financieros consolidados al 31 de diciembre y 30 de junio de 2008, está basada únicamente en los informes de dichos revisores fiscales y auditores externos.

La administración es responsable por la preparación y correcta presentación de estos estados financieros consolidados de acuerdo con las instrucciones y prácticas contables impartidas por la Superintendencia Financiera de Colombia. Esta responsabilidad incluye diseñar, implementar y mantener un sistema de control interno adecuado para la administración de riesgos y la preparación y presentación de los estados financieros, libres de errores significativos, bien sea por fraude o error; seleccionar y aplicar las políticas contables apropiadas, así como efectuar las estimaciones contables que resulten razonables en las circunstancias.

Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros consolidados con base en mis auditorías. Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros consolidados están libres de errores significativos. Una auditoría de estados financieros consolidados incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros consolidados. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos de errores significativos en los estados financieros consolidados. En la evaluación del riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros consolidados, con el fin de diseñar procedimientos de auditoría que sean apropiados en las circunstancias. Una auditoría también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la

administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, presentan razonablemente la situación financiera consolidada de CORPORACIÓN FINANCIERA COLOMBIANA S.A. y subordinadas al 31 de diciembre y 30 de junio de 2008, los resultados consolidados de sus operaciones, los cambios consolidados en su patrimonio y sus flujos consolidados de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables impartidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.



NELSON GERMÁN SEGURA GARZÓN
Revisor Fiscal
Tarjeta Profesional No. 24750 - T
Designado por Deloitte & Touche Ltda.

25 de febrero de 2009.

7



Corficolombiana
Nit 890.300.653-6

PROYECTO DE DISTRIBUCION
DE UTILIDADES

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3, 7, 8 y 14 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
DICIEMBRE 31 DE 2008

Utilidad antes de impuestos			$	130,598,985,631.65
Menos: provisión de impuestos			$	3,132,912,000.00
Utilidad del ejercicio después de impuestos:			$	127,466,073,631.65
Liberar reserva futuros repartos (Gravable) :			$	133,449,311,316.54
Utilidad a disposición de la Asamblea :			$	260,915,384,948.19
Reserva sobre valoración de inversiones Dec 2336 /95	$	156,834,559.00		
Reserva para futuros repartos	$	150,759,032,862.35		
Dividendo en efectivo de $528 por acción sobre las 159.420.858 acciones ordinarias y las 10.741.134 acciones preferenciales suscritas y pagadas a diciembre 31 de 2008. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de abril de 2009.		$89,845,531,776.00		
Dividendo en acciones de $118.44 por cada acción sobre las 159.420.858 acciones ordinarias y $118.44 por cada acción sobre las 10.741.134 acciones preferenciales suscritas y pagadas a diciembre 31 de 2008. Este dividendo se pagará en acciones, a razón de 1 acción por cada 110.581901199 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 110.581901199 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2008. El pago de las acciones se hará el día 1° de abril de 2009 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 1.538.787 nuevas acciones, 1.441.654 acciones ordinarias y 97.133 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 19 al 23 de enero de 2009, $13.097,32 (1), de los cuales $10 serán contabilizados en la cuenta de capital y $13.087,32 en la cuenta de reserva legal por prima en colocación de acciones.	$	20,153,985,750.84		
SUMAS IGUALES	**$**	**260,915,384,948.19**	**$**	**260,915,384,948.19**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL

NOTA: Sobre el dividendo a repartir en acciones, los accionistas deberán aceptar que el pago se haga en acciones. Los accionistas que opten por el pago de esta parte del dividendo en acciones (NO GRAVABLE), deberán informarlo mediante comunicación escrita que deberá ser entregada en la carrera 13 No. 26-45 piso 8 de la ciudad de Bogotá, oficinas de la Secretaría General de la entidad, a más tardar el 16 de marzo de 2009, hasta las 5:00 p.m, junto con el RUT y la manifestación de tener o no la calidad de declarante de renta. Si el accionista guarda silencio se le pagará esta parte del dividendo en efectivo (GRAVABLE).

Los accionistas que opten por el pago del dividendo en acciones, deben tener en cuenta que las fracciones de acciones se pagarán en efectivo (GRAVABLE) con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2008.

Los accionistas que tengan la condición de entidades vigiladas por la Superintendencia Financiera podrán aceptar el pago en acciones, en el entendido que el recibo de las acciones que puedan llegar a incrementar su participación actual en el capital suscrito y pagado de la Corporación estará condicionado a la autorización de la entidad de vigilancia, que será gestionada y obtenida por cada accionista, cuando de acuerdo con las disposiciones legales vigentes dicha autorización se requiera.

8

Corficolombiana
Nit 890.300.653-6

PROPUESTA DE REFORMA

DEL ARTICULO 6º. DE

LOS ESTATUTOS SOCIALES

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3, 7, 8 y 14 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

PROPUESTA REFORMA ESTATUTARIA

ARTICULO VIGENTE

ARTICULO 6º. CAPITAL. El capital autorizado de la Corporación Financiera Colombiana S.A., es de **mil setecientos quince millones de pesos ($1.715.000.000.00), moneda legal colombiana, dividido en ciento setenta y un millones quinientas mil (171.500.000) acciones** de valor nominal de diez pesos moneda legal colombiana ($10.00), cada una. PARAGRAFO 1.- El capital autorizado estará dividido en Acciones Ordinarias y en Acciones con Dividendo Preferencial y sin Derecho a Voto. PARAGRAFO 2.- Las acciones pueden circular de manera física o desmaterializada según disponga la Asamblea General de Accionistas, una vez desmaterializadas por autorización de la Asamblea de Accionistas, los accionistas renuncian a solicitar la materialización de las mismas. PARAGRAFO 3.- La modificación del capital autorizado podrá llevarse a cabo mediante una reforma estatutaria aprobada por la Asamblea de Accionistas, en cuya convocatoria se haya previsto expresamente este punto dentro del orden del día, so pena de ineficacia. En tal caso, el Presidente elaborará un informe acerca de las razones que sustentan la propuesta, que estará a disposición de todos los accionistas durante el término de la convocatoria.

ARTICULO PROPUESTO

ARTICULO 6º. CAPITAL. El capital autorizado de la Corporación Financiera Colombiana S.A., es de **mil ochocientos quince millones de pesos ($1.815.000.000.00), moneda legal colombiana, dividido en ciento ochenta y un millones quinientas mil (181.500.000) acciones** de valor nominal de diez pesos moneda legal colombiana ($10.00), cada una. PARAGRAFO 1.- El capital autorizado estará dividido en Acciones Ordinarias y en Acciones con Dividendo Preferencial y sin Derecho a Voto. PARAGRAFO 2.- Las acciones pueden circular de manera física o desmaterializada según disponga la Asamblea General de Accionistas, una vez desmaterializadas por autorización de la Asamblea de Accionistas, los accionistas renuncian a solicitar la materialización de las mismas. PARAGRAFO 3.- La modificación del capital autorizado podrá llevarse a cabo mediante una reforma estatutaria aprobada por la Asamblea de Accionistas, en cuya convocatoria se haya previsto expresamente este punto dentro del orden del día, so pena de ineficacia. En tal caso, el Presidente elaborará un informe acerca de las razones que sustentan la propuesta, que estará a disposición de todos los accionistas durante el término de la convocatoria.

CAPITAL

CAPITAL	No. DE ACCIONES	VALOR EN PESOS
Capital autorizado	171,500,000	$ 1,715,000,000,00
Capital por suscribir	1,338,008	$ 13,380,080
Capital Suscrito y Pagado	170,161,992	$ 1,701,619,920.00

Información a diciembre de 2008


Corficolombiana

9

INFORME DE LA JUNTA DIRECTIVA
SOBRE LAS ACTIVIDADES
DEL COMITÉ DE AUDITORIA

Corficolombiana
Nit. 890.300.653-6

INFORME DE LA JUNTA DIRECTIVA SOBRE LABORES DEL COMITÉ DE AUDITORIA

Bogotá D.C., 14 de enero de 2009.

Señores
Accionistas
Corporación Financiera Colombiana S.A.
Bogotá.

Atendiendo lo estipulado en la Circular 052 de 1998 emitida por la Superintendencia Bancaria de Colombia, hoy Superintendencia Financiera de Colombia, la Junta Directiva presenta a continuación el informe de actividades realizadas por el Comité de Auditoría durante el segundo semestre del año 2008.

1. La Junta Directiva en su sesión del 26 de julio de 2006, según acta No. 1575 nombró como miembros del Comité de Auditoría a las siguientes personas:
   - Gerardo Silva Castro
   - Jorge Iván Villegas Montoya
   - Alvaro Jesús Velásquez Cock.

2. Posteriormente la Junta Directiva en su sesión del 9 de abril de 2008, según acta No. 1618 designó al Dr. Santiago Madriñan de la Torre como miembro del Comité de Auditoría en reemplazo del Dr. Jorge Iván Villegas Montoya.

3. El Comité de Auditoría, como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación, efectuó reuniones el día 30 de julio y 19 de noviembre de 2008, en las que analizó, entre otros temas, los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

   a)Estados financieros con corte a junio y a octubre de 2008.
   b)La cartera con corte a junio y a octubre de 2008.
   c)El Comité supervisó la implementación y cumplimiento de la norma relacionada con el Sistema de Administración de Riesgo de Lavado de Activos y Financiación del Terrorismo - SARLAFT, velando por la existencia de los controles necesarios para prevenir que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas.

   En el Comité se presentaron las actividades adelantadas por la Unidad de Cumplimiento.

   d)Supervisión de las funciones y actividades de Contraloría en aspectos tales como:
   - Informes emitidos por la Contraloría a las diferentes áreas, productos y filiales de la corporación del sector financiero y sector real.
   - Seguimientos efectuados por auditoría con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
   - Estadísticas de seguimiento y control a los informes emitidos por la Contraloría.

   e)Revisión de los oficios relevantes recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas por parte de la administración.
   f) Revisión de los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas por parte de la administración.

DIRECCION GENERAL
Carrera 13 No. 26 - 45 Piso 8 Bogotá D.C. Pbx. 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

g) En el Comité del 30 de julio y 19 de noviembre de 2008, el Presidente de la Corporación Dr. José Elías Melo Acosta, presentó informe al Comité de Auditoría con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

h) Se revisó la Circular Externa 054 de 2008 de la Superintendencia Financiera, en lo correspondiente al numeral 4.3. que establece que corresponderá a la Junta Directiva, a través del Comité de Auditoría, someter a consideración de la Asamblea General de Accionistas, u órgano equivalente, la hoja de vida de los posibles candidatos.

i) Presentación de las reuniones del Comité ALCO del período comprendido de noviembre de 2007 a octubre de 2008.

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.
- Actividades de Auditoría Interna independientes en relación con las actividades que audita. Su alcance satisface las necesidades de control interno de la Corporación.
- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoría Interna y Auditoría de Sistemas.
- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.
- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
- Documentación sobre las actividades, evaluaciones y recomendaciones del Comité.

Cordialmente,

JUNTA DIRECTIVA